Filed pursuant to Rule 424(b)(4) Registration Statement No. 333-230057

13,558,464 Shares

CLASS A COMMON STOCK

The selling stockholders identified in this prospectus, including certain of our executive officers and directors, are offering 13,558,464 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We have three classes of authorized common stock: The Class A common stock offered hereby, as well as Class B common stock and Class C common stock. The Class A common stock and Class B common stock have one vote per share. The Class C common stock has 10 votes per share. Immediately following the completion of this offering Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, personally and through associated entities will hold all of our issued and outstanding Class C common stock and will hold approximately 53.6% of the combined voting power of our outstanding capital stock. As a result, Mr. Skonnard is able to control or significantly influence actions requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “PS.” On March 6, 2019, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $29.60 per share.

Concurrently with this offering of shares of Class A common stock, we are offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act of 1933, as amended, $550,000,000 aggregate principal amount of our 0.375% Convertible Senior Notes due 2024, which we refer to as the notes, or a total of $633,500,000 aggregate principal amount of notes if the initial purchasers in the concurrent notes offering exercise in full their option to purchase additional notes. We cannot assure you that the concurrent notes offering will be completed or, if completed, on what terms it will be completed. The offering of Class A common stock hereby is not contingent upon the consummation of the concurrent notes offering, and the concurrent notes offering is not contingent upon the consummation of the offering of Class A common stock hereby. See the section titled “Concurrent Convertible Note Offering”.

This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering of notes. See the section titled “Concurrent Convertible Note Offering” for a summary of the terms of the notes and a further description of the concurrent offering of notes.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 25.

PRICE $29.25 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to the Selling Stockholders
Per Share	$29.25	$0.8775	$28.3725
Total	$396,585,072	$11,897,552	$384,687,520

(1) See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters the right to purchase up to an additional 2,033,770 shares of Class A common stock at the public offering price less the underwriting discount.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of Class A common stock to purchasers on March 11, 2019.

MORGAN STANLEY J.P. MORGAN BARCLAYS BofA MERRILL LYNCH CITIGROUP
KEYBANC CAPITAL MARKETS RAYMOND JAMES NEEDHAM & COMPANY SUNTRUST ROBINSON HUMPHREY FIRST ANALYSIS SECURITIES CORP BAIRD
March 6, 2019

THE TECHNOLOGY SKILLS PLATFORM

Pluralsight enables businesses to develop the technology skills of their workforces at scale.

We give leaders confidence they have the skills they need to execute their technology strategies. With our platform, organizations can benchmark expertise across roles, speed up release cycles and build reliable, secure products. By leveraging our expert courses, skill assessments and one-of-a-kind analytics, teams can keep up with the pace of change, align the right people to the right projects and boost their productivity.

Our mission is to democratize technology skills. We aim to give everyone, everywhere the opportunity to create with technology.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Class A common stock.
For investors outside of the United States: neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering of the shares of our Class A common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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PROSPECTUS SUMMARY
This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our Class A common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Organizational Structure,” and the consolidated financial statements of Pluralsight, Inc., and the related notes, before deciding to buy shares of our Class A common stock.
As used in this prospectus, unless expressly indicated or the context otherwise requires, references to “Pluralsight,” “we,” “us,” “our,” the “Company,” and similar references refer to Pluralsight, Inc. and its consolidated subsidiaries, including Pluralsight Holdings, LLC, or Pluralsight Holdings, following the reorganization transactions described in the section titled “Organizational Structure—Reorganization Transaction.” In addition, any reference to or description of our concurrent offering of 0.375% Senior Convertible Notes due 2024, or notes, herein is wholly subject to the separate offering memorandum pursuant to which the notes are being offered. The notes are being offered only to qualified institutional buyers pursuant to such offering memorandum. We refer to our concurrent offering of notes as the “Convertible Note Offering.”
PLURALSIGHT
Our Value Proposition
Pluralsight is an enterprise software company committed to closing the global technology skills gap. This gap is holding back companies and entire industries from reaching their full potential.
The skills gap exists because technology is changing faster than the world’s ability to acquire and adapt to new skills. To address this challenge, many companies still use traditional in-person, instructor-led training, or in-person ILT, models, which don’t move fast enough or scale quickly enough to meet the ever-increasing demand.
We disrupt these in-person ILT models by offering a cloud-based technology skills platform that is broadly accessible. Learners on our platform can quickly acquire today’s most valuable technology skills through high-quality learning experiences delivered by subject-matter experts, available on any device at any time. We provide businesses with visibility into the strengths of their workforce, allowing them to better align resources, provide targeted skill development, and advance the skills of their teams.
Our learning experiences empower customers to adapt and thrive in the midst of unprecedented technological change and digital transformation. As a result, technology leaders now see us as their “supply chain for intellectual property.”
Closing the technology skills gap requires more than success in our commercial business. That is why we created Pluralsight One, our social impact initiative, committed to serving marginalized populations that our commercial business will not reach. Pluralsight One is being funded by two of our co-founders, who have together committed to donate one percent of the Company’s equity from their personal holdings. We will also donate one percent of our profit, time, and product to Pluralsight One endeavors.
Ultimately, our mission is to democratize technology skills. The more businesses and individuals we reach through our platform, the bigger our future opportunity becomes as we enable our customers to access an ever-expanding talent pool.
Overview
We are a leading provider of technology skill development solutions. Our cloud-based technology skills platform provides a broad range of tools, including skill and role assessments, a curated library of courses, learning paths, and business analytics. Our platform is powered by Iris, our proprietary machine-learning driven skill and role assessment algorithm and recommendation engine, which enables businesses to more effectively quantify and develop skills across technologies. Through our platform we provide both businesses and individuals with the ability to stay smart, stay relevant, and drive results.
Technology has dramatically changed businesses. Companies of any scale across industries are embracing digital transformation as a way to remain competitive. To be successful through digital transformation, companies have had to dramatically adapt their workforces to incorporate more technology professionals. As the pace of technological change increases, companies are striving to improve the skills of their workforces and stay ahead of the latest technology trends.
Simply hiring more technologists is not enough. Companies need to assess the skill set of employees, address skills gaps on an individual level, and continuously help employees advance by building skills on relevant topics. Technology changes rapidly and businesses are under pressure to keep up with this change. From 2004 to 2016, there was an average of four new major software development frameworks created each year, in addition to newly developed derivations of existing software languages. As a result, computer science courses become obsolete quickly. According to a study by the Economist Intelligence Unit, 94% of executives cite a “moderate” or “severe” digital skills gap in their businesses, and a survey by Tech Pro Research indicates that 59% of IT employees worry that their current skills will become obsolete. To counter this trend, businesses are focused on improving technology skill development and increasing its efficacy.
Our cloud-based technology skills platform provides businesses the solutions that they need to improve employee skills and drive better business outcomes. The key components of our platform include:

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Skill and Role Assessments: Our assessment tool uses machine learning and advanced algorithms to measure a user’s skills, benchmark that user against others in the industry, and recommend opportunities for growth. Skills assessments can be mapped to a defined role in order to measure a user’s technical proficiency required to master that role. We provide a modern skill assessment experience that gives businesses a credible, adaptable, and efficient model for validating technology skills.

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Course Library: Our course library includes thousands of on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. We have built our exclusive course library primarily by engaging our world-class community of subject-matter experts, or authors, who create content for us and share in our success by receiving revenue-share amounts based on the viewing of their content. Our platform also offers a hands-on learning experience through interactive courses. These courses provide an in-browser developer environment that allows users to practice as they learn through coding challenges with real-time feedback.

•	Learning Paths: Based on either an assessment or a user’s goals, our learning paths are personalized to take users through a set of courses designed to help them master a particular subject area.

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Business Analytics: Our business analytics tools enable business customers to evaluate the technology skills of their teams, align learning to key business objectives, determine the usage of our platform, examine trends in skill development, and quantify the impact of our platform on their business.

We developed our proprietary machine-learning technology, Iris, to power our platform and improve the value of our skill and role assessments and course recommendations. Iris powers our skill assessments algorithm and guides users on how to develop desired skills. Iris uses machine learning, modern testing approaches, advanced statistical analysis, and data to create a smarter, more personalized development journey.
Our platform is designed for the professional technologist but it can be used by anyone, at any skill level, who has an interest in improving their technology skills. We offer a range of courses from beginner to advanced skill levels, with significant granularity within each topic so users can access content most relevant to their specific needs. We utilize a cloud-based delivery model that enables us to regularly make new content available to users and allows businesses to deliver consistent skill development across distributed workforces. Users can access our platform to learn anytime and anywhere.

Our platform is used by businesses to train their software developers, IT professionals, data scientists, data engineers, technical engineers, business users, and technology executives. Our platform is also used by individuals to develop and enhance their technology skills. Small teams often represent the “top of the funnel” for larger deployments, bringing our technology into the workplace and proliferating usage within a business. We deploy a direct sales team focused on landing new business customers and expanding business-wide deployments. We have been successful in attracting businesses, particularly large enterprises, to our platform and expanding their use of our platform over time. As of December 31, 2018, our customers included more than 340 of the 2018 Fortune 500. From 2013 to 2018, the billings from our 2018 Fortune 500 customers, including new 2018 Fortune 500 customers that we acquired after 2013, increased by 18.1 times in the aggregate from the billings we generated from those companies in 2013. For year ended December 31, 2018, 85% of our billings came from business customers and 15% came from individual users. Customers subscribe to our platform unassisted through our website or through our direct sales channel. We make adoption easy, with free-trials and transparent pricing for all of our features.
We believe that we have substantial opportunities for growth. According to Training Industry, Inc., or Training Industry, global spend on corporate training initiatives was estimated to be $362 billion in 2017. Evans Data Corporation estimates that in 2017, there were over 102 million members of technical teams globally. Based in part on this information from Evans Data Corporation, we estimate that our current total addressable market exceeds $31 billion.
In recent years, we have reached significant scale in users and our customer base, which span over 180 countries across the globe. As of December 31, 2018, we had 16,756 business customers, including over 810,000 business users, compared to 575,000 business users as of December 31, 2017. Our content is developed and sourced from a network of over 1,550 authors. Today, we have thousands of on-demand and online courses on our platform and are adding on average more than 80 new courses each month. Our scale, growth, and rapid adoption are a testament to the applicability and effectiveness of our platform in the market for businesses and individuals.
We have achieved significant growth in recent periods. For the years ended December 31, 2016, 2017, and 2018, our billings were $149.2 million, $205.8 million, and $293.6 million, respectively, representing year-over-year growth of 15%, 38%, and 43%, respectively. Our billings from business customers for the same periods were $104.9 million, $163.0 million, and $248.2 million, respectively, representing year-over-year growth of 25%, 55%, and 52%, respectively. For the years ended December 31, 2016, 2017, and 2018, our revenue was $131.8 million, $166.8 million, and $232.0 million, respectively, and our net loss was $20.6 million, $96.5 million, and $128.6 million, respectively, which reflects our substantial investments in the future growth of our business.
We are building our business to generate strong free cash flow over the long term. For the years ended December 31, 2016, 2017, and 2018, cash provided by (used in) operations was $4.5 million, ($12.1 million), and ($5.9 million), respectively. For the years ended December 31, 2016, 2017, and 2018, our free cash flow was ($7.9 million), ($20.5 million), and ($18.0 million), respectively, and our free cash flow included cash payments for interest on our long-term debt of $5.5 million, $6.9 million, and $4.3 million, respectively. We expect our free cash flow to improve as we experience greater scale in our business and improve operational efficiency. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a description of free cash flow and for a reconciliation of free cash flow to net cash provided by (used in) operations, the most directly comparable financial measure calculated in accordance with GAAP.
Industry Background
Companies have to drive innovation through technology to remain competitive
As technology evolves, competition across businesses intensifies. Industry leaders that were once measured by their scale, product quality, and reputation are increasingly measured by the success of their transition into the digital age. Software is displacing manual processes throughout businesses and every company is becoming a technology company. As a result, companies are seeking to hire and retain talent that can drive lasting innovation in technology. Managers need to empower their employees to innovate in order to create or maintain a competitive advantage.

The number of technical positions is growing across all industries
Demand for qualified technology professionals is growing as companies race to become bigger, better, and faster. The number of technology-related functions across industries is expanding as companies move into the digital age. To remain competitive, businesses must adapt to changing needs and ensure that they get the best long-term return on their investment in human capital by hiring and retaining the best talent and helping employees maintain and enhance their skill sets.
Technology skills are in high demand, but become obsolete quickly
The market for technology talent is growing and constantly evolving due to the continuously changing needs of firms and their employees. Simply filling positions, however, is not enough. Technology evolves and becomes obsolete quickly, and new technologies are perpetually emerging. As such, technology professionals must constantly keep their skills current.
Professionals in many other industries, such as medicine, law, and education, are required to undertake continuing education to maintain their professional licenses. There is no such requirement for technology professionals despite how quickly their skills can become obsolete and must be replaced. Businesses need a way to assess the ongoing technological proficiency of their workforces.
High levels of employee skill development result in better performing companies
Employee skill development has a direct impact on a company’s overall performance. According to Deloitte Touche Tohmatsu Limited, or Deloitte, organizations with a strong learning culture are 56% more likely to be the first to market with their products versus their peers, and outperform the profitability of their peers, by 17%. As a result, businesses that fail to proactively improve the skills of their employees often lag behind competitors, and the consequences of this failure can be significant.
The way content is created and delivered impacts the effectiveness on the learner
In-person ILT remains the primary method to deliver content to individuals. This approach often fails to deliver satisfactory results because the creators of the content lack sufficient expertise in the subject or because the learning methods employed are antiquated or ineffective. Certain modern learning approaches provide lasting retention of information. These modern learning approaches provide diversity in delivery and improve efficacy of instruction for students, and include:

•	Short segments of digestible content to hold attention;

•	Use of visuals to target one of the four forms of learning styles (visual, auditory, written, and kinesthetic);

•	Learning from other people;

•	Delivery of content by subject-matter experts with relevant experience;

•	Information delivered when it is most useful; and

•	Subject matter that is relatable to an individual.
The ability to incorporate these qualities into technology skill development can have lasting effects on user engagement with content, understanding of key concepts, and long-term knowledge retention.
Businesses need end-to-end solutions to incorporate assessment, skill development, and analytics
Businesses need a way to accurately measure the skills of their employees in order to deliver relevant skill development and appropriately staff teams for success. With the fast pace of technological innovation, frequently assessing skills and elevating employee knowledge will be critical. Businesses need ways to measure employees against peer groups, identify where there are gaps in knowledge, and assign targeted skill development to best suit the needs of individuals. They also need to ensure that the skill development is effective and that employees understand the concepts they have been taught.
The Shortcomings of Existing Solutions
Many current approaches to technology skill development are inadequate. The creators of content often lack sufficient subject-matter expertise, the approaches do not focus on the needs of technology professionals, the learning methods are insufficient for the needs of modern businesses, and the offerings do not effectively enable businesses to measure concept mastery by their employees. Shortcomings of these approaches include:
In-person, instructor-led training is costly and does not scale
Still the most widely used form of corporate skill development, in-person ILT has numerous disadvantages. In-person ILT is costly, not scalable through a large or distributed business, not available on-demand, not tailored to an individual’s needs, and does not typically include capabilities for assessment.
Legacy business e-learning is standardized, not personalized
These solutions typically consist of general, corporate-mandated static courses. These courses quickly become outdated and are designed to be accessed from desktops at work. This approach typically sacrifices depth and personalization in an attempt to make the content relevant to a large audience.
Consumer-centric e-learning does not provide advanced technology skill development or scale
A number of online learning solutions have emerged for individuals, such as solutions offering crash courses in coding or web design in an attempt to prepare people for entry-level programming jobs. These solutions do not provide advanced levels of technology skill development for technology professionals, or scale to meet the needs of businesses.
Free resources can be shallow, inconsistent, and inaccurate, and are not curated for specific needs
Free courses are available online from sources such as YouTube and can be accessed via Google searches. Free courses may not have been created by subject-matter experts, generally do not provide the level of depth that is required for skill development by technology professionals, and lack efficient discoverability, relevancy to a specific need, quality control, and measurement of success or concept mastery.
The Pluralsight Platform
Our solution consists of a cloud-based technology skills platform that provides businesses with tools to train their workforces and individuals with tools to advance their careers. We enable businesses to evaluate the technical abilities of their teams, align learning to key business objectives, develop talent, and close skills gaps in critical technology areas, such as cloud, mobile, security, IT, and data. With our large network of technology subject-matter experts, extensive and growing course library, and our ability to quantify the impact and value of our solution, we are helping business leaders to succeed in the digital age.
Our platform includes skill and role assessments, a curated library of courses, learnings paths, and business analytics. We developed our proprietary machine-learning technology, Iris, to power our platform and improve the value of our skill and role assessments and course recommendations. Iris powers our skill and role assessments algorithm and guides users on how to develop desired skills. Iris uses machine learning, modern testing approaches, advanced statistical analysis, and data to create a smarter, more personalized development journey.
All of our courses are delivered on demand and across a range of devices and operating systems, including iOS, Android, Windows, and Mac. In addition, Pluralsight applications are available for TV applications, including Amazon Fire TV, Apple TV, Chromecast, and Roku.
Skill and Role Assessments
Through our skill and role assessments, we are able to assess an individual’s proficiency in a topic or role through adaptive tests, identify gaps in skill sets, benchmark against peers, and provide him or her with an Iris Quotient, or IQ.

Through our proprietary Pluralsight IQ technology, users can receive a Skill IQ in a particular skill, such as Angular, or a Role IQ in a broader role, such as Angular Web Developer.
Skill IQ is a numeric assessment of a skill and includes the skill area or technology, rating, skill level, and benchmarked percentile. Powered by Iris, our skill assessments provide highly indicative results on knowledge in specialized areas within 20 questions in under 10 minutes. Skill IQ provides a modern skill assessment experience that gives businesses a credible, adaptable, and efficient model for validating technology skills.
Multiple skill assessments can be mapped to a defined role, in order to define a user’s technical proficiency, or Role IQ, for a specified role. Our Role IQ is a standard of measuring success in technology roles. Role IQ quantifies a user’s technical proficiency in a specific role and recommends courses for further development.
We also offer certification practice exams through our platform. Users utilize these practice exams to assess and validate their IT, management, and technical skills. Businesses can leverage certification practice exams to help certify their employees in areas of strategic importance to the business.
Course Library
Our course library includes thousands of on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. A course generally consists of between two and four hours of video, broken into multiple modules consisting of two- to five-minute clips on specific topics, presented by an author who is an expert on the subject. These videos and modules are searchable, so users can either take an entire course, or target a particular segment for a specific need. At the end of a course, users can take a knowledge check to determine if they have mastered the material and are presented recommendations for future skill development.
We have built our exclusive course library primarily by engaging our world-class community of authors to create content for us and share in our success by receiving revenue-share amounts based on the viewing of their content. Our philosophy is that the more our authors earn, the more they are incentivized to create new content, which drives customer growth and user adoption.
Our platform also offers interactive courses with hands-on coding modules, which allow users to practice as they learn. Our platform uses Iris to identify coding errors and provide real-time feedback. Our projects feature allows users to practice real-world scenarios in the customer’s local coding environment. These features allow users to apply their knowledge to drive measurable learning outcomes.
Learning Paths
Based on either an assessment or an individual’s goals, our learning paths are personalized to take users through a set of courses designed to help them master a particular subject area. Our learning paths take into account the skill level of each individual to guide users to the content that is most relevant to them, and not require them to spend time reviewing content that they already know. In addition, periodic learning assessments are available to ensure that users are on target with their learning objectives.
Our platform also allows businesses to create channels, which are a self-curated list of courses, modules, clips, and links to external resources. Channels can be shared with specific teams and throughout the business to enable custom skill development that aligns to specific objectives, which allows companies to reach their learning goals and business objectives more effectively and efficiently.
Business Analytics
Our business analytics tools enable business customers to evaluate the technical abilities of their teams, align skill development to key business objectives, determine the usage of our platform, examine trends in employee learning and quantify the impact of our personalized learning solution on their teams’ skills and roles. This enables our business customers to develop their employees’ talent and close any skills gap.

Key Benefits of Our Platform
The most relevant skill development for a wide range of technology professionals
We are a company founded by software engineers, and we understand first-hand the importance of keeping up with constantly changing technologies. We are focused on delivering learning content addressing the technology languages, tools, and frameworks used by the majority of technology professionals in the workplace.
Integrated technology skills platform
Our integrated platform combines skill and role assessments, course library, learning paths, and business analytics to ensure that learners are taking the courses most useful to them and demonstrating comprehension of the subject matter. By gathering such insights from our platform, businesses can understand skills gaps, benchmark employees against consistent standards, and address learning needs in an efficient and targeted manner.
High quality curated content
Our content is the product of our industry-leading authors. We have spent many years identifying, cultivating, and growing our author network, and over 1,550 authors have contributed to our current course library. One of the primary challenges for businesses and individuals seeking to enhance technology skills is finding the right resources. We address that challenge for them. Our extensive relationships within the developer and technical community allow us to source and retain the best subject-matter experts to produce relevant content for our users. We provide quality assurance on our authors’ expertise.
Cost effective technology skills platform
We believe our pricing model provides a significant cost advantage compared to traditional technology skill development offerings. Organizations spent an average of $1,296 per employee in 2017 on direct learning expenditures, according to the Association for Talent Development. While we currently only address a portion of our customers’ skill development needs, we believe that technology skill development represents a significant and growing portion of our customers’ skill development expenditures. Additionally, we have expanded, and intend to continue to expand, our course library to address a wider range of our customers’ skill development needs. Our published pricing ranges from $579 to $779 per user per year for business subscriptions, providing what we believe to be a significant cost advantage over alternative solutions.
Optimized for on-demand accessibility
We offer our content the way users want to consume it. Our cloud-based technology skills platform is an on-demand solution that allows globally distributed users to access courses anytime they want, online or offline from almost any device, maximizing utilization of our product and workplace efficiency.
Our Market Opportunity
In 2017, an estimated $362 billion was spent on corporate training initiatives, according to Training Industry. The majority of corporate spending today is on in-person ILT and legacy e-learning solutions. We believe as companies adopt more effective, on-demand, and cost-advantageous solutions for employees, we will take a significant share of market spend. Further, Evans Data Corporation estimates that in 2017, there were over 102 million members of technical teams globally. Based in part on this information from Evans Data Corporation, we estimate that our current total addressable market exceeds $31 billion.
Competitive Strengths
Focus on addressing the needs of businesses
We are focused on enhancing skills development for technology professionals within businesses. Our cloud-hosted, multi-tenant application platform is designed for enterprise scalability to accommodate significant growth in user base, support businesses with highly distributed locations, and provide service-level agreements around system availability. We provide services to help ensure our customers realize the full value of our platform.

Target ongoing development of technology professionals
The skill development needs within a business are different from those of recent high school graduates, recreational learners, or individuals changing careers. Our content is focused on ensuring employees can master the latest emerging technologies and improve their skills in existing areas. Our course library includes thousands of on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. We have built our extensive course library primarily by engaging our world-class community of authors, who create content for us. Our course library and community of authors enables us to provide high-quality content across a range of technology subject areas so our users can improve their performance in these key areas.
Consistent innovation and product expansion
Since 2012, we have expanded our course library at a compound annual growth rate, or CAGR, of approximately 28% while maintaining high quality, adding major skill development categories, and expanding our end-to-end portfolio to include assessments and analytics. Our cloud-based delivery model combined with our distributed and scalable technology architecture allows us to regularly introduce new content and platform features to our customers quickly and seamlessly.
Advance skill and role assessments with personalized learning paths
Our ability to analyze, track, and benchmark employees differentiates our platform in the market, drives lasting value to businesses, and supports our high level of revenue retention from our business customers. Through our skill and role assessments, businesses are able to identify talent within their organizations and assess proficiency of a topic through adaptive tests, identify gaps in skills, and invest intelligently in their teams’ learning. With every assessment and course completed, Iris analyzes information about the state of technology skills of a specific business customer’s users and further personalizes the platform to each user’s needs.
Highly efficient content development model
Our content development model allows us to source and distribute content in a highly efficient manner without having to hire content authors as full-time employees. We identify authors that are subject-matter experts in various technology areas, and engage them to develop content for our platform. By publishing their courses on our platform, we provide authors with exposure to our broad user base, thereby enabling our authors to build their reputations and increase their name recognition as a trusted source in the market. In addition, we share our success with our authors, who receive revenue-share amounts based on the viewing of their content. This incentivizes authors to create new high-quality content, which drives further user adoption and customer growth on our platform. The strength of our platform and our approach to our author relationships enables us to attract and retain leading authors. The number of authors on our platform has increased from over 100 as of December 31, 2012 to over 1,550 as of December 31, 2018.
In 2018, we introduced the Pluralsight Technology Index, which captures billions of data points from popular developer sites and search engines to calculate the global popularity and trending growth rates of over 300 technologies. This allows us to efficiently identify the most popular technology trends, which influences areas of future content development for us and keeps our customers informed.
Blue-chip customer base
As of December 31, 2018, our customers included over 340 of the 2018 Fortune 500. We derived approximately $70.4 million of our billings from our Fortune 500 customers in the year ended December 31, 2018. We believe there exists a significant opportunity to drive sales to large enterprises, including expanding relationships with existing customers and attracting new customers.
Mission-driven culture
Our mission of “democratizing technology skills” inspires everything we do. This is our North Star—it is the why and how behind all of our decisions. We have chosen to grow in a way that we believe will make our mission a reality. This includes creating a values-based culture that empowers our team to do the best, most purposeful work of their careers.

Growth Strategy
Expand deployments within our customer base
We utilize a land-and-expand strategy within businesses, beginning with either small teams or departmental deployments. Our platform is used by individuals, developer groups, IT departments, line of business users, and human resources. We intend to drive increased sales to existing customers by targeting new users, departments, and geographies within our customers.
Grow our business customer base
We have significantly expanded our direct sales force to focus on business sales and have aligned our sales team’s compensation structure to fit this objective. We intend to pursue a greater proportion of large scale, recurring business transactions and to more effectively drive business customer engagement throughout the life of the relationship.
Geographic expansion
For the year ended December 31, 2018, we generated 64% of our revenue from customers in the United States. We see a significant opportunity to expand our reach into other regions, particularly where there are large developer groups for multi-national businesses. We have users in over 180 countries around the world who have access to our platform, and we are building out sales teams in Europe and Asia to further address these large markets impacted by rapidly changing technologies.
Expand course library with new content areas and offer additional platform features
We plan to continue to expand our course library to address the most relevant topics for users. Since January 1, 2013, we have added an average of over 80 new courses every month, with an average of over 200 new hours of video per month. We will continue to add additional features to our technology skills platform over time which we believe will provide us the opportunity to generate more revenue from our customers.
Strategic acquisitions
Strategic acquisitions have enabled us to quickly scale our business, expand our course library, add features to our cloud-based technology skills platform, and address new areas of technology in high demand by our customers. Over the past six years, we have made targeted strategic acquisitions, which have allowed us to expand our content catalog, author base, and platform capabilities. We will continue to selectively add content and capabilities through acquisitions that enhance value to our customers.
Pluralsight One
We believe technology has the power to create freedom, equality, and opportunity around the globe. Pluralsight One is our social impact initiative dedicated to closing the technology skills gap. The initiative supports nonprofit organizations and amplifies their impact by equipping them and the people they serve with the technology skills needed to solve the world’s greatest challenges. The more individuals we reach through our platform, the bigger our future opportunity becomes as we enable our customers to access an ever-expanding talent pool.
Risks Associated with Our Business
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Key risks include:

•
Market adoption of cloud-based learning solutions is new and unproven and may not grow as we expect, which may harm our business and results of operations, and even if market demand increases, the demand for our platform may not increase.

•
If we are not able to expand our course library effectively or develop new platform features that respond to constantly evolving technologies and the needs of our customers, our business and results of operations would be adversely affected.

•	The market in which we participate is competitive, and if we do not compete effectively, our results of operations could be harmed.

•
If our business customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.

•
If we are unable to increase sales of subscriptions to our platform to business customers while mitigating the risks associated with serving such customers, our business, financial condition, and results of operations would suffer.

•	Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

•	Our future performance depends in large part on attracting and retaining authors and producing content that addresses our customers’ needs.

•
Our quarterly and annual results of operations may vary significantly and may be difficult to predict. If we fail to meet the expectations of investors or securities analysts, our stock price and the value of your investment could decline.

•
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our platform may be perceived as insecure, we may lose existing customers or fail to attract new customers, our reputation may be harmed, and we may incur significant liabilities.

•
Privacy, data protection, and information security concerns, and data collection and transfer restrictions and related domestic or foreign regulations, may limit the use and adoption of our platform and adversely affect our business.

•
If we fail to retain key employees, including Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, or to recruit qualified technical and sales personnel, our business could be harmed.

•
Our principal asset is our interest in Pluralsight Holdings, and we are dependent upon Pluralsight Holdings and its consolidated subsidiaries for our results of operations, cash flows, and distributions.

•	We will be required to pay certain of our Members for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

•
The multi-class structure of our common stock has the effect of concentrating voting control with Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman; this limits or precludes your ability to influence corporate matters and may have a negative impact on the price of our Class A common stock.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations, and prospects may be adversely affected.
Our Organizational Structure
In connection with the completion of our initial public offering, or IPO, we completed a series of reorganization transactions, or the Reorganization Transactions, including: (i) the amendment and restatement of Pluralsight Holding’s limited liability company agreement, or the Fourth LLC Agreement, to, among other things, appoint us as Pluralsight Holding’s sole managing member, effectuate the conversion of all outstanding membership units of Pluralsight Holdings, or the LLC Units, and reclassify all LLC Units as non-voting units; (ii) the merger of certain members of Pluralsight Holdings that were corporations into Pluralsight, Inc. and the exchange of certain members’ LLC Units for shares of Class A common stock; (iii) the amendment and restatement of the certificate of incorporation of Pluralsight, Inc. to, among other things, authorize three classes of common stock; and (iv) the issuance of shares of Class B and Class C common stock to Pluralsight Holding’s existing owners, or the Continuing Members, on a one-to-one basis with the number of LLC Units owned.

We are the sole managing member of Pluralsight Holdings. As its sole managing member, we operate and control the business and affairs of Pluralsight Holdings and its subsidiaries. In addition, we have the sole voting interest in, and control the management of, Pluralsight Holdings. As a result, Pluralsight, Inc. consolidates Pluralsight Holdings in its consolidated financial statements and reports the non-controlling interests related to the LLC Units held by the Continuing Members. Following the completion of this offering, based on the number of LLC Units the Continuing Members expect to exchange for Class A common stock and sell in this offering, we will hold a 54.2% ownership interest in Pluralsight Holdings.
Concurrent with the completion of the IPO and the Reorganization Transactions, we became a party to a Tax Receivable Agreement, or TRA with the Continuing Members. The TRA provides for payment to the Continuing Members of approximately 85% of the amount of the calculated tax savings, if any, we will realize due to future exchanges of LLC Units (together with the corresponding shares of Class B or Class C common stock, as applicable) for Class A common stock. See the sections titled “Risk Factors—Risks Related to Our Organizational Structure,” “Organizational Structure,” and “Certain Relationships and Related Party Transactions” for additional information regarding the TRA.
Our Initial Public Offering
In May 2018, we completed our IPO of 23,805,000 shares of Class A common stock and received $332.1 million in proceeds, net of underwriting discounts and commissions, which we used to (i) purchase newly issued LLC Units from Pluralsight Holdings at a price per unit equal to the IPO price, less underwriting discounts and commissions, (ii) pay the IPO offering expenses, in an amount of approximately $7.4 million, (iii) prepay in full our outstanding indebtedness under our credit facility and the related prepayment premium thereto, and (iv) settle outstanding non-transferable equity appreciation rights, or EARs, issued by one of our subsidiaries that vested and settled in cash upon the completion of the IPO in an amount of approximately $0.3 million.

The diagram below depicts our organizational structure immediately following the Reorganization Transactions, the IPO, and completion of this offering assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock from the selling stockholders.

Public Shareholders and Former Members(1)
Class A Common Stock
• 27.2% voting interest
• 52.5% ownership interest
Aaron Skonnard and his affiliates
Continuing Members(2)
Pluralsight, Inc.
(DE Corp)
Issuer
Class C Common Stock
• 53.4% voting interest
• No economic interest
Class A Common Stock
• 0.2% voting interest
• 0.3% ownership interest
Class B Common Stock
• 18.4% voting interest
• No economic interest
Class A Common Stock
• 0.8% voting interest
• 1.4% ownership interest
LLC Units
• 54.2% ownership interest
Sole Managing Member
LLC Units
• No voting interest
• 10.3% ownership interest
LLC Units
• No voting interest
• 35.5% ownership interest
Pluralsight Holdings, LLC
(DE LLC)
100%
99.5%
0.5%
Pluralsight Management, Inc.
(DE Corp)
Operating Subsidiaries

________________

(1)
Includes (i) the shareholders of Former Members that were corporations and that merged into Pluralsight, Inc. and (ii) Former Members who exchanged their LLC Units for Class A common stock in Pluralsight, Inc.

(2)
Includes all Continuing Members, except Aaron Skonnard and his associated entities. These percentages exclude the exchange by IVP CIF II (PS Splitter), L.P. of 10,000,000 LLC Units, together with the corresponding shares of Class B common stock, for shares of Class A common stock on a one-for-one basis, pursuant to the exchange notices we received from IVP CIF II (PS

Splitter), L.P., contingent upon, and concurrently with, the closing of this offering, or the Insight Exchanges. See the section titled “Principal and Selling Stockholders” for additional information regarding the Insight Exchanges.
Concurrent Convertible Note Offering
Concurrently with this offering of Class A common stock, we are offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, $550 million aggregate principal amount of notes, or a total of $633.5 million aggregate principal amount of notes if the initial purchasers in the concurrent Convertible Note Offering exercise in full their option to purchase additional notes. We cannot assure you that the concurrent Convertible Note Offering will be completed or, if completed, on what terms it will be completed. The offering of Class A common stock hereby is not contingent upon the consummation of the concurrent Convertible Note Offering, and the concurrent Convertible Note Offering is not contingent upon the consummation of the offering of Class A common stock hereby. See the section titled “Concurrent Convertible Note Offering.”
Corporate Information
We were incorporated in Delaware in December 2017 and have no material assets other than our ownership of LLC Units and have not engaged in any business or other activities except in connection with the Reorganization Transactions described in the section titled “Organizational Structure.” Our principal executive offices are located at 182 North Union Avenue, Farmington, Utah 84025, and our telephone number is (801) 784-9007. Our corporate website address is pluralsight.com. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.
“Pluralsight,” our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Pluralsight, Inc., Pluralsight Holdings, and their subsidiaries. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.
We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2023. We may choose to take advantage of some but not all of these reduced reporting requirements. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Issuer	Pluralsight, Inc.

Class A common stock offered by the selling stockholders
13,558,464 shares (9,225,303 shares of which represent shares of Class A common stock to be issued by us to our selling stockholders in exchange for an equal number of LLC Units and corresponding shares of our Class B common stock and Class C common stock, as applicable)

Option to purchase additional shares	The selling stockholders have granted the underwriters the option, exercisable for 30 days from the date of this prospectus to purchase up to 2,033,770 additional shares of our Class A common stock.

Class A common stock outstanding after this offering
74,417,210 shares of our Class A common stock (or 137,268,961 shares if all then outstanding exchangeable LLC Units (together with the same number of our Class B common stock and Class C common stock, as applicable) were exchanged for newly-issued shares of our Class A common stock on a one-for-one basis).

Class B common stock outstanding after this offering	48,746,196 shares

Class C common stock to be outstanding after this offering	14,105,555 shares

Total common stock to be outstanding after this offering	137,268,961 shares

Voting power held by holders of Class A common stock after giving effect to this offering	28.2%

Voting power held by holders of Class B common stock after giving effect to this offering	18.4%

Voting power held by holders of Class C common stock after giving effect to this offering	53.4%

Concurrent convertible note offering
Concurrently with this offering of Class A common stock, we are offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act, $550 million aggregate principal amount of notes, or a total of $633.5 million aggregate principal amount of notes if the initial purchasers in the concurrent Convertible Note Offering exercise in full their option to purchase additional notes. We cannot assure you that the concurrent Convertible Note Offering will be completed or, if completed, on what terms it will be completed. The offering of Class A common stock hereby is not contingent upon the consummation of the concurrent Convertible Note Offering, and the concurrent Convertible Note Offering is not contingent upon the consummation of the offering of Class A common stock hereby. See the section titled “Concurrent Convertible Note Offering.”

Use of proceeds
The selling stockholders will receive all of the net proceeds from this offering and we will not receive any proceeds from the sale of shares of Class A common stock in this offering. See the section titled “Use of Proceeds.”

We estimate that the net proceeds to us from the concurrent Convertible Note Offering, if completed, will be approximately $535.3 million (or approximately $616.7 million if the initial purchasers in the Convertible Note Offering exercise in full their option to purchase additional notes) after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. We expect to enter into capped call transactions with certain financial institutions, which may include the initial purchasers or their respective affiliates, or the counterparties. We intend to use approximately $60.3 million of the net proceeds from the concurrent Convertible Note Offering to pay the cost of the capped call transactions. We intend to provide the remainder of the net proceeds to Pluralsight Holdings or its subsidiaries to be used for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any acquisitions or investments as of the date of this prospectus.

If the initial purchasers exercise their option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions with the option counterparties and provide the remainder of any net proceeds to Pluralsight Holdings or its subsidiaries for general corporate purposes. See the section titled “Use of Proceeds.”

Voting rights
Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Each share of Class C common stock entitles its holder to 10 votes on all matters to be voted on by stockholders generally. Immediately following the completion of this offering Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, personally and through his associated entities, will hold all of our issued and outstanding Class C common stock and will hold approximately 53.6% of the combined voting power of our outstanding capital stock following this offering. As a result, he can control or significantly influence any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Our directors, executive officers, and beneficial owners of more than 5% of each class of our outstanding capital stock, and their affiliates, hold approximately 83.5% of the combined voting power of our outstanding capital stock following this offering. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Holders of our Class A common stock, Class B common stock, and Class C common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise set forth in our amended and restated certificate of incorporation or as required by applicable law. See the section titled “Description of Capital Stock” for additional information.

When LLC Units and a corresponding number of shares of Class B common stock or Class C common stock, as applicable, are exchanged or redeemed for cash or Class A common stock by a holder of LLC Units pursuant to the Fourth LLC Agreement as described below, such shares of Class B common stock or Class C common stock, as applicable, will be cancelled.

Dividend Policy
We do not intend to pay dividends on our Class A common stock in the foreseeable future, except possibly in connection with maintaining certain aspects of our UP-C structure. See the section titled “Risk Factors—Risks Related to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention” for additional information.

Pluralsight, Inc. is a holding company, and its principal asset is a controlling equity interest in Pluralsight Holdings. If Pluralsight, Inc. decides to pay a dividend in the future, it would likely need to cause Pluralsight Holdings to make distributions to Pluralsight, Inc. in an amount sufficient to cover such dividend. If Pluralsight Holdings makes such distributions to Pluralsight, Inc., the other holders of LLC Units will be entitled to receive pro rata distributions.

Our ability to pay dividends on our Class A common stock may be restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See the section titled “Dividend Policy” for additional information.

Exchange and Redemption Rights
The Continuing Members of Pluralsight Holdings from time to time, may, subject to the terms of the Fourth LLC Agreement, exchange their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for, at our option, cash or shares of Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or, at our option, have such LLC Units redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us. Our decision to make a cash payment in connection with a Continuing Member’s exchange or redemption will be made by a majority of our board members, other than Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman. When an LLC Unit, together with a share of our Class B common stock or Class C common stock, as applicable, is exchanged for cash or a share of our Class A common stock or redeemed for cash or Class A common stock, the corresponding shares of our Class B common stock or Class C common stock, as applicable, will be cancelled.

Tax Receivable Agreement
Exchanges or redemptions of LLC Units for shares of our Class A common stock or, at our election, cash (which redemptions will be treated as exchanges for U.S. federal income tax purposes and for purposes of subsequent descriptions of the TRA in this prospectus) are expected to produce favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions. We are a party to the TRA. Under the TRA, we generally expect to retain the benefit of 15% of the applicable tax savings after our payment obligations below are taken into account. Under the TRA, we generally will be required to pay to members of Pluralsight Holdings who did not exchange their limited liability company units of Pluralsight Holdings in the reorganization transactions entered into in connection with the IPO, or the TRA Members, 85% of the applicable savings, if any, in income tax that we realize, or in some circumstances are deemed to realize, as a result of (1) certain tax attributes that are created as a result of the exchanges of their LLC Units (calculated under certain assumptions), (2) tax benefits related to imputed interest, and (3) payments under the TRA. For purposes of calculating the income tax savings we realize, or are deemed to realize, under the TRA, we will calculate the income tax savings using the actual applicable U.S. federal income tax rate in effect for the applicable tax period and an assumed weighted-average state and local income tax rate. See the sections titled “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information.

As a result of the exchanges made in connection with this offering, we may incur a TRA liability. We do not expect to record a TRA liability until the tax benefits associated with the exchanges are more-likely-than-not to be realized. We estimate the incremental TRA liability that could result from these exchanges will be a maximum of $70.5 million. See “Capitalization” for additional information regarding the assumptions underlying our estimated maximum TRA liability.

Risk factors
See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our Class A common stock.

Nasdaq trading symbol	“PS”
The number of shares of our Class A common stock that will be outstanding after this offering excludes the following:

•	all shares of Class A common stock issuable upon the conversion of the notes offered in the concurrent Convertible Note Offering;

•	5,143,712 shares of Class A common stock issuable upon the exercise of options outstanding as of December 31, 2018, with a weighted-average exercise price of $15.00 per share;

•	4,801,536 restricted stock units, or RSUs, of Pluralsight, Inc. that were outstanding as of December 31, 2018;

•	3,981,004 RSUs that were granted after December 31, 2018;

•	2,062,500 restricted share units of Pluralsight Holdings that were outstanding as of December 31, 2018;

•	22,375,566 shares of our Class A common stock reserved for future issuance under our equity compensation plans as of December 31, 2018, consisting of:

•
16,119,376 shares of Class A common stock reserved for future issuance under our 2018 Equity Incentive Plan, or our 2018 Plan, as of December 31, 2018, plus up to 4,122,555 shares of Class A common stock reserved for issuance under our 2017 Equity Incentive Plan upon vesting and settlement of RSUs that, on or after the date of this offering, expire, forfeit, or otherwise terminate or are withheld by us to cover tax withholding obligations, as well as any annual increases in the number of shares of Class A common stock reserved for future issuance under our 2018 Plan; and

•	2,133,635 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2018 Employee Stock Purchase Plan, or our ESPP; and

•
48,746,196 shares of our Class A common stock issuable upon exchange for outstanding shares of our Class B common stock (together with the same number of LLC Units), which reflects 57,490,881 shares of Class B common stock outstanding as of December 31, 2018, adjusted for 8,744,685 shares of Class B common stock (together with the same number of LLC Units) exchanged in connection with this offering.

•
14,105,555 shares of our Class A common stock issuable upon exchange for outstanding shares of our Class C common stock (together with the same number of LLC Units), which reflects 14,586,173 shares of our Class C common stock outstanding as of December 31, 2018, adjusted for 480,618 shares of Class C common stock (together with the same number of LLC Units) exchanged in connection with this offering.

Except as otherwise indicated, all information in this prospectus supplement assumes:

•	no exercise of outstanding stock options subsequent to December 31, 2018;

•	no vesting and settlement of outstanding RSUs subsequent to December 31, 2018;

•	no exchange of our Class B common stock (together with the same number of LLC Units), for shares of Class A common stock on a one-for-one basis subsequent to December 31, 2018; and

•	no exercise by the underwriters of their option to purchase up to an additional 2,033,770 shares of Class A common stock from the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present the summary consolidated financial and other data for Pluralsight, Inc. and its consolidated subsidiaries. Pluralsight Holdings is the predecessor of the issuer, Pluralsight, Inc., for financial reporting purposes, and its consolidated financial statements are our consolidated financial statements.
The following summarized consolidated financial data for Pluralsight, Inc. and its consolidated subsidiaries should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The summarized consolidated statement of operations data for the years ended December 31, 2016, 2017, and 2018, and the selected consolidated balance sheet data as of December 31, 2018 are derived from the audited consolidated financial statements and related notes of Pluralsight, Inc. included elsewhere in this prospectus. The summarized consolidated statements of operations data for the year ended December 31, 2015 have been derived from the consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of our future results.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2015	2016	2017	2018

	(in thousands, except per share amounts)
Revenue	$108,422	$131,841	$166,824	$232,029
Cost of revenue(1)(2)	33,245	40,161	49,828	62,550
Gross profit	75,177	91,680	116,996	169,479
Operating expenses(1)(2):
Sales and marketing	44,872	51,234	103,478	153,643
Technology and content	33,146	36,159	49,293	65,998
General and administrative	15,916	18,130	46,971	68,351
Total operating expenses	93,934	105,523	199,742	287,992
Loss from operations	(18,757)	(13,843)	(82,746)	(118,513)
Other (expense) income:
Interest expense	(7,399)	(6,320)	(11,665)	(6,826)
Loss on debt extinguishment	—	—	(1,882)	(4,085)
Other (expense) income, net	(18)	45	81	1,504
Loss before income taxes	(26,174)	(20,118)	(96,212)	(127,920)
Provision for income taxes	(186)	(494)	(324)	(664)
Net loss	$(26,360)	$(20,612)	$(96,536)	$(128,584)
Less: Net loss attributable to non-controlling interests	—	—	—	(44,917)
Net loss attributable to Pluralsight, Inc.	$(26,360)	$(20,612)	$(96,536)	$(83,667)
Less: Accretion of Series A redeemable convertible preferred units	(55,300)	(6,325)	(63,800)	(176,275)
Net loss attributable to common shares	$(81,660)	$(26,937)	$(160,336)	$(259,942)
Net loss per share, basic and diluted(3)				$(0.65)
Weighted-average common shares used in computing basic and diluted net loss per share(3)				62,840
________________

(1)	Includes equity-based compensation expense as follows:

	Year Ended December 31,
	2015	2016	2017	2018

	(in thousands)
Cost of revenue	$39	$20	$20	$140
Sales and marketing	1,896	1,462	2,624	14,330
Technology and content	2,203	2,050	1,966	8,747
General and administrative	865	2,206	17,171	31,086
Total equity-based compensation	$5,003	$5,738	$21,781	$54,303

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,
	2015	2016	2017	2018

	(in thousands)
Cost of revenue	$6,555	$6,565	$7,008	$7,586
Sales and marketing	1,077	643	721	389
Technology and content	611	706	706	706
General and administrative	130	120	91	—
Total amortization of acquired intangible assets	$8,373	$8,034	$8,526	$8,681

(3)
Represents net loss per share of Class A common stock and weighted-average shares of Class A common stock outstanding for the periods following the Reorganization Transactions and Pluralsight, Inc.’s IPO described in Note 1—Organization and Description of Business and Note 13—Net Loss Per Share in Pluralsight, Inc.’s consolidated financial statements included elsewhere in this prospectus.

Consolidated Balance Sheet Data

	As of December 31, 2018
	Actual	As Adjusted (1) (2) (3)	As Further Adjusted(4)(5)(6)

	(in thousands)
Cash and cash equivalents	$194,306	$192,806	$667,776
Total assets	447,463	445,963	920,933
Deferred revenue, current and non-current	172,581	172,581	172,581
Principal amount of 0.375% senior convertible notes due 2024(5)	—	—	550,000
Non-controlling interests(3)	107,167	92,156	65,331
Total stockholders’ equity(6)	208,593	207,093	146,813
________________

(1)	Amounts presented on an as adjusted basis to give effect to the completion of this offering and after deducting the estimated offering expenses.

(2)
Amounts do not include the TRA liability that may result from the LLC Unit exchanges made in connection with this offering. We do not expect to record a TRA liability until the tax benefits associated with the exchanges are more-likely-than-not to be realized. We estimate the incremental TRA liability that could result from these exchanges will be a maximum of $70.5 million, which assumes, among other things, (i) all shares are exchanged based on the closing share price indicated on the cover of this prospectus, (ii) the number of shares exchanged by each exchanging stockholder is the same as reflected in the section titled “Principal and Selling Stockholders”, and (iii) there are no limitations on the utilization of tax attributes associated with the TRA liability. The TRA liability will be recorded as a reduction of additional paid-in capital and will not have an impact on our consolidated statements of operations for the year ended December 31, 2018.

(3)
Following the completion of this offering, Pluralsight, Inc. will own approximately 55.5% of Pluralsight Holdings and the non-controlling interest holders will own the remaining 44.5% (excluding LLC Units that are subject to time-based vesting requirements).

(4)
Amounts presented on an as further adjusted basis, after giving effect to (i) the adjustments set forth above, (ii) the completion and the sale of notes in the concurrent Convertible Note Offering, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses assuming the initial purchasers’ option to purchase additional notes is not exercised, and (iii) the use of approximately $60.3 million of the net proceeds of this offering to pay the cost of the capped call transactions.

(5)
In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount ($550 million for the notes offered in the concurrent Convertible Notes Offering) over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes is the aggregate principal amount of the notes and does not reflect any debt discount, fees or expenses that we will be required to record.

(6)
Reflects the use of approximately $60.3 million of the net proceeds from the Convertible Notes Offering to pay the cost of the capped call transactions, which are expected to be accounted for as equity instruments, and not derivatives.

Key Business Metrics
We monitor business customers, billings, and certain related key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

					Growth Rate
	Year Ended December 31,				Year Ended December 31,
	2015	2016	2017	2018	2016	2017	2018

	(dollars in thousands)
Business customers (end of period)	10,517	12,043	14,463	16,756	15%	20%	16%
Billings	$130,043	$149,231	$205,807	$293,583	15%	38%	43%
Billings from business customers	$83,663	$104,861	$162,965	$248,159	25%	55%	52%
% of billings from business customers	64%	70%	79%	85%
Business Customers. We define a business customer as a unique account in our customer relationship management system that had an active paying subscription at the end of the period presented. Each unique account in our customer relationship management system is considered a unique business customer as the system does not create unique accounts for individual customers, and, in some cases, there may be more than one business customer within a single organization.
Billings. We define billings as our total revenue plus the change in deferred revenue in the period, as presented in our consolidated statements of cash flows.
See the section titled “Selected Consolidated Financial Data—Key Business Metrics” for more information regarding our key business metrics.
Non-GAAP Financial Measures

	Year Ended December 31,
	2015	2016	2017	2018

	(dollars in thousands)
Non-GAAP gross profit	$81,771	$98,265	$124,024	$177,221
Non-GAAP gross margin	75%	75%	74%	76%
Non-GAAP operating loss	$(5,381)	$(71)	$(52,439)	$(54,349)
Free cash flow	$1,699	$(7,927)	$(20,472)	$(18,032)
Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define non-GAAP gross profit as gross profit plus equity-based compensation, amortization related to acquired intangible assets, and employer payroll taxes related to employee stock transactions. We define non-GAAP gross margin as our non-GAAP gross profit divided by our revenue.
Non-GAAP Operating Loss. We define non-GAAP operating loss as loss from operations plus equity-based compensation, amortization related to acquired intangible assets, and employer payroll taxes related to employee stock transactions.
Free Cash Flow. We define free cash flow as net cash provided by (used in) operating activities less purchases of property and equipment and purchases of our content library and other intangible assets.
See the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for more information and reconciliation of our non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pluralsight, Inc.’s consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Our Industry
Market adoption of cloud-based learning solutions is new and unproven and may not grow as we expect, which may harm our business and results of operations, and even if market demand increases, the demand for our platform may not increase.
We believe our future success will depend in part on the growth, if any, in the demand for cloud-based technology learning solutions, particularly enterprise-grade solutions. The widespread adoption of our platform depends not only on strong demand for new forms of technology learning, but also for solutions delivered via a Software-as-a-Service, or SaaS, business model in particular. The market for cloud-based learning solutions is less mature than the market for in-person ILT, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand for our platform, customer adoption and renewal, the rate at which existing customers expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive products into the market, or the success of existing competitive products. Furthermore, even if businesses want to adopt a cloud-based technology learning solution, it may take them a long time to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Some businesses may also have long-term contracts with existing vendors and cannot switch in the short term. Even if market demand for cloud-based technology learning solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for cloud-based technology learning solutions does not grow as we expect or our platform does not achieve widespread adoption it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations.
If we are not able to expand our course library effectively or develop new platform features that respond to constantly evolving technologies and the needs of our customers, our business and results of operations would be adversely affected.
The market for talent in technology-related fields is growing and constantly evolving due to the continuously changing needs of our customers. Moreover, software is displacing manual processes throughout businesses in many industries and, as a result, the talent that companies seek to hire and retain must be able to keep pace with technological change and drive digital transformation. As such, our future success will depend on our ability to ensure that our business customers’ employees can master the latest emerging technologies and improve their skills in existing areas by developing and making available on a timely basis new and improved learning content and platform features that can address evolving customer needs. With respect to content creation, since new technologies are constantly being introduced, our success is dependent upon our ability to identify technological developments and predict which technology will become widely adopted or strategically important, and then develop course content and related skill and role assessments to address these areas in a timely manner, which we may not be able to do successfully. For example, certain courses we have developed in the past have received lower than anticipated levels of customer interest and we were unable to generate sufficient revenue from those courses to offset their costs. In addition, if we do not anticipate our customers’ demands and provide courses in topics that address these demands, our lead times for course production may make it difficult for us to rapidly produce the required content. With respect to platform features, many of the features we currently offer are relatively new and unproven and we cannot assure you that our existing features and any future features or enhancements that we develop will be successful. The success of any enhancement or new feature depends on several factors, including our understanding of market demand, timely execution, successful introduction, and market acceptance. We may not successfully develop new content and features or enhance our existing platform to meet customer needs or our new content and features and enhancements may not achieve adequate acceptance in the market. Additionally, we may not sufficiently increase our revenue to offset the upfront technology and content, sales and marketing, and other expenses we incur in connection with the development of new courses and platform features and enhancements. Any of the foregoing may adversely affect our business and results of operations.
The market in which we participate is competitive, and if we do not compete effectively, our results of operations could be harmed.
The market for professional skill development is highly competitive, rapidly evolving, and fragmented, and we expect competition to continue to increase in the future. A significant number of companies have developed, or are developing, products and services that currently, or in the future may, compete with our offerings. This competition could result in decreased revenue, increased pricing pressure, increased sales and marketing expenses, and loss of market share, any of which could adversely affect our business, results of operations, and financial condition.
We face competition from in-person ILT, legacy enterprise SaaS solutions, consumer-centric SaaS solutions, and free solutions. We compete directly or indirectly with:

•	instructor-led training vendors, such as Global Knowledge, General Assembly, and New Horizons;

•	legacy e-learning services, such as Skillsoft and Cornerstone OnDemand;

•	individual-focused e-learning services, such as LinkedIn Learning, Udemy, and Udacity; and

•	free solutions, such as YouTube.
Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established customer relationships, access to larger customer bases, and significantly greater resources for the development of their solutions. In addition, we face potential competition from participants in adjacent markets that may enter our markets by leveraging related technologies and partnering with or acquiring other companies, or providing alternative approaches to provide similar results. We may also face competition from companies entering our market, including large technology companies that could expand their offerings or acquire one of our competitors, similar to LinkedIn’s acquisition of Lynda.com. While these companies may not currently focus on our market, they may have significantly greater financial resources and longer operating histories than we do. As a result, our competitors and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, or customer requirements. Further, some potential customers, particularly large enterprises, may elect to develop their own internal solutions that address their technology skill development needs.
Our ability to compete is also subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver skill development solutions at lower prices, with greater feature sets, more efficiently, or more conveniently, such technologies could adversely impact our ability to compete. With the introduction of new technologies and market entrants, we expect competition to intensify in the future.
Some of our principal competitors offer their solutions at a lower price or for free, which may result in pricing pressures on us. Many of our competitors that offer free solutions are also integrating features found previously only with paid solutions, which puts additional pressure on our pricing and feature development. If we are unable to maintain our pricing levels and competitive differentiation in the market, our results of operations would be negatively impacted.
If our business customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.
Our future success depends, in part, on our ability to increase the adoption of our platform by our existing customers and future customers. Many of our business customers initially use our platform in specific groups or departments within their organization. In addition, our customers may initially use our platform for a specific use case. Our ability to grow our business depends in part on our ability to persuade customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their subscriptions when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their subscriptions, and our customers may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, with the same or a greater number of users, or at all. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We have experienced significant growth in the number of users of our platform, but we do not know whether we will continue to achieve similar user growth in the future. Our ability to retain our business customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our platform, our customer support, our prices, the prices and features of competing solutions, reductions in our customers’ spending levels, insufficient user adoption of our platform, and new feature releases. If our customers do not purchase additional subscriptions or renew their existing subscriptions, renew on less favorable terms, or fail to continue to expand their engagement with our platform, our revenue may decline or grow less quickly than anticipated, which would harm our results of operations.
If we are unable to increase sales of subscriptions to our platform to business customers while mitigating the risks associated with serving such customers, our business, financial condition, and results of operations would suffer.
Our growth strategy is largely dependent upon increasing sales of subscriptions to our platform to business customers. As we seek to increase our sales to business customers, we face upfront sales costs and longer sales cycles, higher customer acquisition costs, more complex customer requirements, and volume discount requirements that we do not have with sales to individuals.
We often enter into customized contractual arrangements with our business customers, particularly large enterprises, in which we offer more favorable pricing terms in exchange for larger total contract values that accompany large deployments. As we drive a greater portion of our revenue through our deployments with business customers, we expect that our revenue will continue to grow significantly but the price we charge business customers per user may decline. This may result in reduced margins in the future if our cost of revenue increases. Sales to business customers involve risks that may not be present, or that are present to a lesser extent, with sales to individuals. For example, business customers may request that we integrate our platform with their existing technologies, and these customization efforts could create additional costs and delays in utilization. In addition, business customers often begin to use our platform on a limited basis, but nevertheless require education and interactions with our sales team, which increases our upfront investment in the sales effort with no guarantee that these customers will use our platform widely enough across their organization to justify our upfront investment. As we continue to expand our sales efforts to business customers, we will need to continue to increase the investments we make in sales and marketing, and there is no guarantee that our investments will succeed and contribute to additional customer acquisition and revenue growth. If we are unable to increase sales to business customers while mitigating the risks associated with serving such customers, our business, financial condition, and results of operations will suffer.
Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.
Our ability to broaden our customer base, particularly our business customer base, and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs, including lead generation activities and brand awareness campaigns, such as search engine and email marketing, online banner and video advertising, user events such as our annual user conference, Pluralsight LIVE, and webinars. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

Our future performance depends in part on attracting and retaining authors and producing content that addresses our customers’ needs.
The majority of our content is created by subject-matter experts, or authors, who are generally not our employees. This presents certain risks to our business, including, among others:

•	we may not be able to remain competitive in finding and retaining authors;

•
we generally have exclusivity with our authors with respect to the specific subject matter of the courses they create for us, but they may produce content for competitors or on their own with respect to related topics and other subjects;

•	our existing authors, particularly our most popular authors, may not continue creating content for us;

•	the topics of content created by our authors may not address the needs of our customers;

•
the content created by our authors may not meet the quality standards that our customers expect and demand, or effectively differentiate our content from that of our competitors with respect to content quality and breadth; and

•	the fees that we pay our authors may cease to be competitive with the market for their talent.
If any of the risks above occur, customers may seek other solutions for their professional skill development needs and we may not be able to retain them or acquire additional customers to offset any such departures, which would adversely affect our business and results of operations. In addition, our most popular authors are a relatively small group of individuals who have created course content that has historically represented a significant portion of the total course hours viewed. The loss of our authors, particularly our most popular authors, and our inability to replace them with new author relationships of comparable quality and standing would significantly impact our business and operating results.
Our quarterly and annual results of operations may vary significantly and may be difficult to predict. If we fail to meet the expectations of investors or securities analysts, our stock price and the value of your investment could decline.
Our quarterly and annual billings, revenue and results of operations have fluctuated significantly in the past and may vary significantly in the future due to a variety of factors, many of which are outside of our control. Our financial results in any one quarter should not be relied upon as indicative of future performance. We may not be able to accurately predict our future billings, revenue or results of operations. Factors that may cause fluctuations in our quarterly results of operations include, but are not limited to, those listed below:

•	fluctuations in the demand for our platform, and the timing of sales, particularly larger subscriptions;

•	our ability to attract new customers or retain existing customers;

•	our existing authors, particularly our most popular authors, may not continue creating content for us;

•	the content created by our authors may not address the needs of our customers and may not meet the standards that our customers expect and demand;

•	changes in customer renewal rates and our ability to increase sales to our existing customers;

•	an increase in the length of the sales cycle as a higher percentage of our billings come from larger business customers;

•	the seasonal buying patterns of our customers;

•	the budgeting cycles and internal purchasing priorities of our customers;

•	the payment terms and subscription term length associated with our platform sales and their effect on our billings and free cash flow;

•	our ability to anticipate or respond to changes in the competitive landscape, including consolidation among competitors;

•	the timing of expenses and recognition of revenue;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

•	the timing and success of new product feature and service introductions by us or our competitors;

•	network outages or actual or perceived security breaches;

•	changes in laws and regulations that impact our business; and

•	general economic and market conditions.
If our billings, revenue or results of operations fall below the expectations of investors or securities analysts in a particular quarter, or below any guidance that we may provide, the price of our Class A common stock could decline.
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our platform may be perceived as insecure, we may lose existing customers or fail to attract new customers, our reputation may be harmed, and we may incur significant liabilities.
Unauthorized access to, or other security breaches of, our platform or the other systems or networks used in our business, including those of our vendors, contractors, or those with which we have strategic relationships, could result in the loss, compromise or corruption of data, loss of business, reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. We have errors and omissions insurance coverage for certain security and privacy damages and claim expenses, but this coverage may be insufficient to compensate us for all liabilities that we may incur.
Our platform and the other systems or networks used in our business are also at risk for breaches as a result of third-party action, or employee, vendor, or contractor error or malfeasance. Security is one of the main course subjects we provide on our platform, which may cause our platform to be a target for hackers and others, and which causes our brand, credibility, and reputation to be particularly sensitive to any security breaches. We have incurred and expect to continue to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. However, since the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on our platform, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately on our business.
Privacy, data protection, and information security concerns, and data collection and transfer restrictions and related domestic or foreign regulations, may limit the use and adoption of our platform and adversely affect our business.
Use of our platform involves the storage, transmission, and processing of data from our customers and their employees or other personnel, including certain personal or individually identifying information. Personal privacy, information security, and data protection are significant issues in the United States, Europe, and many other jurisdictions where we offer our platform. The regulatory framework governing the collection, processing, storage, and use of business information, particularly information that includes personal data, is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security, or data protection laws, regulations and/or contractual obligations may adversely affect our business.

The U.S. federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use, and dissemination of data. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers.
Further, many foreign countries and governmental bodies, including the European Union, or EU, where we conduct business, have laws and regulations concerning the collection and use of personal data obtained from their residents or by businesses operating within their jurisdictions. These laws and regulations often are more restrictive than those in the United States and apply broadly to the collection, use, storage, disclosure, and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses, device identifiers, and other data. With regard to transfers of personal data from our European employees and customers to the United States, in addition to in certain cases using model contract clauses approved by the European Commission, we have self-certified under the EU-U.S. Privacy Shield and under the Swiss-U.S. Privacy Shield. These frameworks were established by EU, Swiss, and U.S. authorities to provide mechanisms for companies to transfer EU and Swiss personal data to the United States. It is unclear at this time whether the EU-U.S. or Swiss-U.S. Privacy Shield Frameworks or EU model contract clauses will serve as appropriate means for us to transfer personal data from the EU or Switzerland to the United States. These frameworks and model contract clauses have been subject to legal challenge and may be invalidated or modified. We may experience reluctance or refusal by European customers to use our platform due to potential risk exposure created by transferring personal data from Europe to the United States, and we and our customers may face enforcement actions by European data protection authorities regarding data transfers from Europe to the United States.
We also expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States, the EU, and other jurisdictions. In particular, the EU has adopted the General Data Protection Regulation 2016/679, or the GDPR, which took full effect on May 25, 2018. The GDPR repealed and replaced prior EU data protection law and is directly applicable across EU member states. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data while offering goods or services to individuals in the EU or monitoring their behavior. The GDPR enhances data protection obligations of businesses and provides direct legal obligations for service providers processing personal data on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal data processing activities. Noncompliance with the GDPR can trigger fines of up to €20 million or 4% of global annual revenues, whichever is higher, and may result in other consequences, such as orders to cease data processing operations. Given the breadth and depth of its obligations, meeting GDPR’s requirements requires significant time and resources. Separate EU laws and regulations (and member states’ implementations thereof) govern the protection of consumers and of electronic communications. In the United Kingdom, or the UK, the June 2016 approval by votes of a referendum to leave the EU, often referred to as “Brexit,” and the UK’s anticipated exit from the EU in March 2019 to effectuate Brexit, could require us to make additional changes to the way we conduct our business and transmit data between the United States, the UK, the EU, and other jurisdictions. Brexit has created uncertainty regarding data protection regulation in the UK. In particular, although a Data Protection Bill that substantially implements the GDPR became law in May 2018, uncertainty remains regarding how data transfers to and from the UK will be regulated.
Further, in June 2018, California enacted the California Consumer Privacy Act, or CCPA, which takes effect on January 1, 2020 and will broadly define personal information, give California residents expanded privacy rights and protections, and provide for civil penalties for violations and a private right of action for data breaches and affords consumers new abilities to opt-out of certain sales and personal information. The CCPA was amended on September 23, 2018, and we anticipate that it may be further amended in 2019. We cannot yet determine the impact of the CCPA on our business operations, but it may require us to modify our data processing practices and policies and to incur substantial costs in an effort to comply. In addition, we cannot yet determine the impact future laws, regulations, and standards may have on our business. Laws and regulations relating to privacy, data protection and information security are often subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements could reduce demand for our platform, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data or, in some cases, impact our ability to offer our platform in some locations and may subject us to liability. Further, in view of new or modified federal, state, or foreign laws and regulations, industry standards, contractual obligations, and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new content and features could be limited.
The costs of compliance with and other burdens imposed by laws, regulations, and standards may limit the use and adoption of and reduce overall demand for our platform, or lead to significant fines, penalties, or liabilities for any noncompliance. Privacy, information security, and data protection concerns, actual and perceived, may inhibit market adoption of our platform, particularly in certain industries and foreign countries.
If we fail to retain key employees or to recruit qualified technical and sales personnel, our business could be harmed.
We believe that our success depends on the continued employment of our senior management and other key employees. We also rely on our leadership team in the areas of technology, content, marketing, sales, services and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.
In addition, because our future success is dependent on our ability to continue to enhance and introduce new content and platform features, we are heavily dependent on our ability to attract and retain qualified personnel with the requisite education, background, and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing, and operational personnel capable of supporting a larger and more diverse customer base. The loss of the services of a significant number of our technology and content or sales personnel could be disruptive to our development efforts or customer relationships. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and business strategy, which may cause us to lose customers or increase operating expenses and may divert our attention as we seek to recruit replacements for the departed employees.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, our headcount has grown from approximately 800 employees as of December 31, 2017 to over 1,100 employees as of December 31, 2018. In addition, we operate globally, sell subscriptions to customers in more than 180 countries, and have employees in various locations in the United States, Europe, and the Asia Pacific region. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. Additionally, we continue to increase the breadth and scope of our platform and our operations. To support this growth, and to manage any future growth effectively, we must continue to improve our IT and financial infrastructures, our operating and administrative systems, and our ability to manage headcount, capital, and internal processes in an efficient manner. Our organizational structure is also becoming more complex as we grow our operational, financial, and management infrastructure and we must continue to improve our internal controls as well as our reporting systems and procedures. We intend to continue to invest to expand our business, including investing in technology and content and sales and marketing operations, hiring additional personnel, improving our internal controls, reporting systems and procedures, and upgrading our infrastructure. These investments will require significant capital expenditures and the allocation of management resources, and any investments we make will occur in advance of experiencing the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our results of operations may be adversely affected.

Our rapid growth and limited history with our cloud-based technology skills platform make it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
We have grown rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. In addition, although we began operations in 2004, we shifted our business model in 2011 from offering in-person ILT to an entirely online delivery model. Since 2011, we have extended our offering to include new content areas and additional features that have enabled us to expand our addressable market, attract new users, and expand our relationships with businesses. This limited history with our SaaS model and cloud-based platform offering further limits our ability to forecast our future results of operations. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history with our delivery model or platform or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, our growth rates may slow, and our business would suffer.
We recognize revenue from subscriptions over the term of our customer contracts, and as such our reported revenue and billings may differ significantly in a given period, and our revenue in any period may not be indicative of our financial health and future performance.
We recognize revenue from subscriptions ratably over the subscription term of the underlying customer contract, which is generally one year. Our billings are recorded upon invoicing for access to our platform, and thus a significant portion of the billings we report in each quarter, are generated from customer agreements entered into and invoiced during the period. As a result, much of the revenue we report each quarter is derived from contracts that we entered into with customers in prior periods. Consequently, a decline in new or renewed subscriptions in any quarter will not be fully reflected in revenue or other results of operations in that quarter but will negatively affect our revenue and other results of operations across future quarters. It is difficult for us to rapidly increase our revenue from additional billings in a given period. Any increases in the average term of subscriptions would result in revenue for those contracts being recognized over longer periods of time with less positive impact on our results of operations in the near term. Accordingly, our revenue in any given period may not be an accurate indicator of our financial health and future performance.
As we continue to expand our sales efforts with larger business customers, our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, the timing of our billings and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.
Our results of operations may fluctuate, in part, because of the resource intensive nature of our sales efforts to larger businesses, from which we derive a significant portion of our billings and revenue, the length and variability of our sales cycle, and difficulty in adjusting our operating expenses in the short term. The length of our sales cycle, from identification of the opportunity to delivery of access to our platform, varies significantly from customer to customer, with sales to larger businesses typically taking longer to complete. In addition, as we continue to increase our sales to larger businesses, we face longer more complex customer requirements, and substantial upfront sales costs. With larger businesses, the decision to subscribe to our platform frequently requires the approvals of multiple management personnel and more technical personnel than would be typical of a smaller organization and, accordingly, sales to larger businesses may require us to invest more time educating these potential customers. Purchases by larger businesses are also frequently subject to budget constraints and unplanned administrative, processing, and other delays, which means we may not be able to come to agreement on the terms of the sale to larger businesses.
To the extent our competitors develop products that our prospective customers view as equivalent or superior to our platform, our average sales cycle may increase. Additionally, if a key sales member leaves our employment or if our primary point of contact at a customer or potential customers leaves his or her employment, our sales cycle may be further extended or customer opportunities may be lost. As a result of the buying behavior of enterprises and the efforts of our sales force and partners to meet or exceed their sales objectives by the end of each fiscal quarter, we have historically received and generated a substantial portion of billings during the last month of each fiscal quarter, often the last two weeks of the quarter. These transactions may not close as expected or may be delayed in closing. The unpredictability of the timing of customer purchases, particularly large purchases, could cause our billings and revenue to vary from period to period or to fall below expected levels for a given period, which will adversely affect our business, results of operations, and financial condition.
We believe our long-term success depends in part on continuing to expand our sales and operations outside of the United States and we are therefore subject to a number of risks associated with international sales and operations.
We currently maintain offices and have sales personnel outside the United States in Europe and the Asia Pacific region, and we intend to continue to expand our international operations. In order to maintain and expand our sales internationally, we need to hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining international staff, and specifically sales and marketing personnel, we may experience difficulties in growing our international sales and operations.
Additionally, our international sales and operations are subject to a number of risks, including the following:

•	unexpected costs and errors in tailoring our products for individual markets, including translation into foreign languages and adaptation for local practices;

•	difficulties in adapting to customer desires due to language and cultural differences;

•	increased expenses associated with international sales and operations, including establishing and maintaining office space and equipment for our international operations;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers;

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	practical difficulties of enforcing intellectual property rights in countries with fluctuating laws and standards and reduced or varied protection for intellectual property rights in some countries;

•
unexpected changes in regulatory requirements, taxes, trade laws, tariffs, trade wars or potential changes in trade relations arising from policy initiatives implemented by the current U.S. presidential administration, export quotas, custom duties, or other trade restrictions;

•	limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;

•	difficulties in managing and staffing international operations and differing employer/employee relationships and local employment laws; and

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings.
Additionally, operating in international markets also requires significant management attention and financial resources. We have limited experience in marketing, selling, and supporting our platform abroad, which increases the risk that any potential future expansion efforts that we may undertake will not be successful. We plan to invest substantial time and resources to expand our international operations, but we cannot be certain that these investments will produce desired levels of revenue or profitability. These factors and other factors could harm our ability to gain future international revenue and, consequently, materially affect our business, results of operations, and financial condition.
We may face exposure to foreign currency exchange rate fluctuations.
Today, substantially all of our customer contracts are denominated in U.S. dollars, while our operating expenses outside of the United States are often denominated in local currencies. In the future, an increasing portion of our international customer contracts may be denominated in local currencies. Additionally, as we expand our international operations a larger portion of our operating expenses will be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. In the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
If we fail to manage our hosting network infrastructure capacity, our existing customers may experience service outages and our new customers may experience delays in accessing our platform.
We host our platform on data centers provided by Amazon Web Services, or AWS, a provider of cloud infrastructure services. Our operations depend on the virtual cloud infrastructure hosted in AWS as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses, disabling devices, natural disasters, war, criminal act, military actions, terrorist attacks, and other similar events beyond our control could negatively affect the availability and reliability of our platform. A prolonged AWS service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.
AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions, and provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement by providing 30 days prior written notice and may, in some cases, terminate the agreement immediately for cause upon notice. Any disruption of our use of, or interference with, AWS would adversely affect our operations and business.
We have experienced significant growth in the number of users, transactions, and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our hosting network infrastructure to meet the needs of all of our customers and our growing content library. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing clients may experience service outages that may adversely impact our results of operations and lead to customer losses. For example, in 2014, prior to using AWS, we exceeded the capacity of our network infrastructure and experienced a service outage which lasted for approximately 16 hours. If our hosting infrastructure capacity fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.
We rely upon SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business and results of operations.
We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including content delivery, enterprise resource planning, customer relationship management, billing, project management, and accounting and financial reporting. If these services become unavailable due to extended outages, interruptions, or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted, and our processes for managing sales of our platform and supporting our customers could be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could adversely affect our business.
If we are not able to keep pace with technological developments, our business will be harmed.
As our platform is designed to operate on a variety of network, hardware, and software platforms using internet tools and protocols, we will need to continuously modify and enhance our platform to keep pace with changes in internet-related hardware, software, communication, browser, and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our platform may become obsolete, which would adversely impact our results of operations.
If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely affected.
We believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to achieving widespread acceptance of our platform and are important elements in maintaining existing customers and attracting new customers. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform at competitive prices, the perceived value of our platform, and our ability to provide quality customer support. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to retain our existing customers and partners or attract new customers and partners and our business and financial condition may be adversely affected. Any negative publicity relating to our employees, partners, or other parties associated with us or them, may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our platform and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.
If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success and our business may be harmed.
We believe that a critical component to our success has been our company culture. Our company is aligned behind our culture and key values and we have invested substantial time and resources in building our team within this company culture. Additionally, as we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to preserve our culture, our ability to retain and recruit personnel, our ability to effectively focus on and pursue our corporate objectives, and our business could be harmed.
If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue or experience slower growth rates, and incur costly litigation to protect our rights.
The skill development industry is characterized by a large number of copyrights, trademarks, trade secrets, and other intellectual property rights. Our success is dependent, in part, upon protecting our proprietary information and technology. We rely on a combination of trademarks, copyrights, trade secrets, intellectual property assignment agreements, license agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect and mitigate unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create solutions that compete with ours. In addition, we have previously experienced, and may in the future be subject to, piracy of our course content. From time to time, individuals have illegally accessed our course materials and posted them online, and individual users within our business customers have obtained access to our content outside the scope of the customer’s subscription, which has caused us to lose potential revenue opportunities, and such activities may recur in the future. Policing piracy of our content and unauthorized use of our platform is difficult and the steps we take to combat such actions may prove ineffective. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our platform may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. Although we enter into intellectual property assignment agreements or license agreements with our authors, confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to, and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new platform features, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new platform features or services, and we cannot guarantee that we will be able to license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.
We may be sued by third parties for alleged infringement of their proprietary rights.
Our success depends in part upon our not infringing the intellectual property rights of others. However, our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry or, in some cases, our technology or content. We obtain much of our content from third-party authors. Although we enter into agreements with our authors in which they represent that their content is not infringing the intellectual property rights of others, such content could be infringing and consequently subject us to liability. Moreover, we have in the past and may in the future leverage open source software in our development processes. Open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including that we make publicly available source code for modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.
In the past, third parties have claimed that we were infringing their intellectual property rights. Such claims may reoccur in the future, and we may actually be found to be infringing on such rights. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we may be required to disclose any of our source code that incorporates or is a modification of any such licensed software. Any claims or litigation could cause us to incur significant expenses, and if successfully asserted against us, could require that we pay substantial damages or ongoing revenue share payments, indemnify our customers or distributors, obtain licenses, modify products, or refund fees, any of which would deplete our resources and adversely impact our business.
Real or perceived errors, failures, vulnerabilities, or bugs in our platform could harm our business and results of operations.
Errors, failures, vulnerabilities, or bugs may occur in our platform, especially when updates are deployed or new features are rolled out. In addition, utilization of our platform in complicated, large-scale customer environments may expose errors, failures, vulnerabilities, or bugs in our platform. Any such errors, failures, vulnerabilities, or bugs may not be found until after they are deployed to our customers. As a provider of technology skills solutions, our brand and reputation is particularly sensitive to such errors, failures, vulnerabilities, or bugs. Real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity, loss of competitive position, loss of customer data, loss of or delay in market acceptance of our products, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.

Any failure to offer high-quality customer support may harm our relationships with our customers and our results of operations.
Our customers depend on our customer support teams to resolve technical and operational issues if and when they arise. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for customer support. Customer demand for support may also increase as we expand the features available on our platform. Increased customer demand for customer support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to expand our business customer base, we need to be able to provide efficient and effective customer support that meets our business customers’ needs and expectations globally at scale. The number of our business customers has grown significantly, which puts additional pressure on our support organization. In order to meet these needs, we have relied in the past and will continue to rely on self-service customer support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient and effective customer support globally at scale including through the use of self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our margins and results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could harm our reputation, our ability to sell our platform to existing and prospective customers, our business, results of operations, and financial condition.
Adverse economic conditions in the United States and international countries may adversely impact our business and results of operations.
Unfavorable general economic conditions, such as a recession or economic slowdown in the United States or in one or more of our other major markets, could adversely affect demand for our platform. Changing macroeconomic conditions may affect our business in a number of ways. For example, spending patterns of businesses are sensitive to the general economic climate. Subscriptions for our platform may be considered discretionary by many of our current and potential customers. As a result, businesses considering whether to purchase or renew subscriptions to our products may be influenced by macroeconomic factors.
In particular, the terms of Brexit are subject to continuing negotiation, and it is unclear what economic impact Brexit will have. Brexit has caused significant political uncertainty in both the UK and the EU. If the UK does not approve a withdrawal agreement with the EU by March 29, 2019 when the country officially leaves the EU, it is possible the level of economic activity in this region will be adversely impacted, which could adversely affect our results of operations.
There is also significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, treaties, government relations, and tariffs. The current U.S. presidential administration has called for substantial changes to U.S. foreign trade policy with China and other countries, including the possibility of imposing greater restrictions on international trade and significant increases in tariffs on goods imported into the United States. Many of our customers who conduct business in China may be impacted by these policies. If the United States’ relationship with China deteriorates or results in trade protection measures, retaliatory actions, tariffs, or increased barriers, policies that favor domestic industries, or increased import or export licensing requirements or restrictions, then our operations and business may be adversely affected due to such changes in the economic and political ecosystem.
We may acquire other companies or technologies which could divert our management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and harm our results of operations.
As we have in the past, we may in the future seek to acquire or invest in businesses, people, or technologies that we believe could complement or expand our platform, enhance our content library or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are ultimately consummated.
Any integration process may result in unforeseen operating difficulties and require significant time and resources and, although we have been successful in the past, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business in connection with any future acquisition.

We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including, among others:

•	costs or liabilities associated with the acquisition;

•	diversion of management’s attention from other business concerns;

•	inability to integrate or benefit from acquired content, technologies, or services in a profitable manner;

•	harm to our existing relationships with authors and customers as a result of the acquisition;

•	difficulty integrating the accounting systems, operations, and personnel of the acquired business;

•	difficulty converting the customers of the acquired business onto our platform and contract terms;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	the use of substantial portions of our available cash or equity to consummate the acquisition.
In the future, if our acquisitions do not yield expected returns, we may be required to take charges for the write-down or impairment of amounts related to goodwill, intangible assets, and our content library, which could negatively impact our results of operations. We may issue additional equity securities in connection with any future acquisitions, that would dilute our existing stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to pay, incur large charges or substantial liabilities, and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. These challenges could adversely affect our business, financial conditions, results of operations, and prospects.
We might require additional capital to support our growth, and this capital might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing platform or acquire complementary businesses, technologies, and content. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our growth and to respond to business challenges could be significantly impaired.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage issues related to our status as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.

Our business is subject to a variety of U.S. and international laws that could subject us to claims, increase the cost of operations, or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.
Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing copyright laws, employment and labor laws, workplace safety, consumer protection laws, privacy and data protection laws, anti-bribery laws, import and export controls, federal securities laws, and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.
We are also subject to consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could make it more difficult for us to retain existing customers and attract new ones.
We are subject to governmental export and import controls and anti-corruption laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.
Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our platform or could limit our customers’ ability to access or use our services in those countries. Further, the current U.S. presidential administration has been critical of existing trade agreements and may impose more stringent export and import controls.
Although we take precautions to prevent our platform from being provided in violation of such laws, our platform could be provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our users’ ability to access our platform in those countries. Changes in our platform, or future changes in export and import regulations may prevent our users with international operations from utilizing our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, increased export and import controls stemming from the current U.S. presidential administration’s policies, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely affect our business, results of operations, and financial results.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, providing, and accepting improper payments or benefits for improper purposes. These laws also require that we keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.
Our business could be adversely impacted by changes in internet access for our users.
Our platform depends on the quality of our users’ access to the Internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of user access to our platform, which would negatively impact our business. We could incur greater operating expenses and our ability to acquire and retain customers could be negatively impacted if network operators:

•	implement usage-based pricing;

•	discount pricing for competitive products;

•	otherwise materially change their pricing rates or schemes;

•	charge us to deliver our traffic at certain levels or at all;

•	throttle traffic based on its source or type;

•	implement bandwidth caps or other usage restrictions; or

•	otherwise try to monetize or control access to their networks.
In December 2017, the Federal Communications Commission, or FCC, voted to repeal its “net neutrality” Open Internet rules, effective June 2018. The rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. The FCC’s new rules, which took effect on June 11, 2018, repealed the neutrality obligations imposed by the Open Internet rules and granted providers of broadband internet access services greater freedom to make changes to their services, including, potentially, changes that may discriminate against or harm our business. A number of parties have appealed this order, which is currently being reviewed by the D.C. Circuit Court of Appeals. Should the net neutrality rules be relaxed or eliminated, we could incur greater operating expenses, which could harm our results of operations.
As the Internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our results of operations.
Our business could be affected by new governmental regulations regarding the Internet.
There are various laws and regulations that could impede the growth of the Internet or other online services, and new laws and regulations may be adopted in the future. These laws and regulations could, in addition to limiting Internet neutrality, involve taxation, tariffs, privacy, data protection, information security, content, copyrights, distribution, electronic contracts and other communications, consumer protection, and the characteristics and quality of services, any of which could decrease the demand for, or the usage of, our platform. To date, government regulations have not materially restricted use of the Internet in most parts of the world. However, the legal and regulatory environment pertaining to the Internet is uncertain, and governments may impose regulation in the future. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet, regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments or by governments of foreign jurisdictions.
The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce, and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our services over the Internet or in specific jurisdictions, which could harm our business and our results of operations.
Our international operations subject us to potentially adverse tax consequences.
We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, property and goods and services taxes, in both the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to various jurisdictional rules regarding the timing and allocation of revenue and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file and to changes in tax laws. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. From time to time, we may be subject to income and non-income tax audits. While we believe we have complied with all applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our business, results of operations, and financial condition.
Our future effective tax rate may be affected by such factors as changes in tax laws, regulations, or rates, changing interpretation of existing laws or regulations, the impact of accounting for equity-based compensation, the impact of accounting for business combinations, changes in our international organization, and changes in overall levels of income before tax. In addition, in the ordinary course of our global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, we cannot ensure that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.
We may have exposure to greater than anticipated tax liabilities and may be affected by changes in tax laws or interpretations, any of which could adversely impact our results of operations.
We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of equity-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, and the evaluation of new information that results in a change to a tax position taken in a prior period.
Our tax position could also be impacted by changes in accounting principles, changes in U.S. federal, state, or international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, including the United States, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. For example, on December 22, 2017, tax reform legislation referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted in the United States. The Tax Act significantly revises U.S. federal income tax law, including by lowering the corporate income tax rate to 21%, limiting the deductibility of interest expense, implementing a modified territorial tax system and imposing a one-time repatriation tax on deemed repatriated earnings and profits of U.S.-owned foreign subsidiaries. We have reflected the impact of the Tax Act in our financial statements in accordance with our understanding of the Tax Act and guidance available as of the date of this prospectus. Although the impact of the Tax Act was not material on our consolidated financial statements, many consequences of the Tax Act, including whether and how state, local, and foreign jurisdictions will react to such changes are not entirely clear at this time and the U.S. Department of Treasury has broad authority to issue regulations and interpretive guidance that may significantly impact how the Tax Act will apply to us. Any of the foregoing changes could have an adverse impact on our results of operations, cash flows, and financial condition.
Additionally, the Organization for Economic Co-Operation and Development has released guidance covering various topics, including transfer pricing, country-by-country reporting, and definitional changes to permanent establishment that could ultimately impact our tax liabilities as it is implemented in various jurisdictions.

Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.
We collect sales and value-added tax as part of our subscription agreements in a number of jurisdictions. Sales and use, value-added, and similar tax laws and rates vary greatly by jurisdiction. One or more states or countries may seek to impose additional sales, use, or other tax collection obligations on us, including for past sales by us. Furthermore, the U.S. Supreme Court’s ruling in South Dakota v. Wayfair that a U.S. state may require an online retailer with no in-state property or personnel to collect and remit sales tax on sales to the state’s residents may permit wider enforcement of sales tax collection requirements. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes on our platform could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage customers from purchasing our platform, or otherwise harm our business, results of operations, and financial condition.
We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our potential profitability.
We have federal and state net operating loss carryforwards, or NOLs, due to prior period losses, which if not utilized will begin to expire in 2030 for both federal and state purposes, respectively. As of December 31, 2018 we had federal and state NOLs of $81.1 million and $73.0 million, respectively. These NOLs, and NOLs of companies we may acquire could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability.
In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize NOLs or other tax attributes, such as research tax credits and excess business interest, in any taxable year may be limited to the extent we experience an “ownership change.” Such an “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage over a three-year period. Past or future transactions, including this offering or the concurrent Convertible Note Offering, among our stockholders may trigger an “ownership change.”
The nature of our business requires the application of complex revenue and expense recognition rules, and any significant changes in current rules could affect our financial statements and results of operations.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls over financial reporting. In addition, many companies’ accounting policies and practices are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements. For example, in May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, as amended, which will supersede nearly all existing revenue recognition guidance. For public business entities, the standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; however, we have elected to use the extended transition period available to emerging growth companies under the Jumpstart our Business Startups Act of 2012, or JOBS Act, and we will not adopt the standard until the fiscal year ended December 31, 2019. We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of subscription revenue and other revenue sources, our results of operations could be significantly affected.
If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.
The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, equity-based compensation expense, sales commissions costs, long-lived assets, and accounting for income taxes including deferred tax assets and liabilities.
If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of Nasdaq. The requirements of these rules and regulations have increased our legal, accounting, and financial compliance costs, made some activities more difficult, time-consuming, and costly, and placed significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K.
Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. If we cease to be an “emerging growth company,” we will no longer be able to use the extended transition period for complying with new or revised accounting standards.
We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2023. We have chosen to take advantage of some but not all of these reduced reporting requirements, and as a result, the information that we provide our security holders may be different than the information that might be available for other public companies.
We have and will continue to incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, financial condition, and results of operations.
As a public company, we have incurred and will continue to incur greater legal, accounting, and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the rules and regulations of Nasdaq. These requirements, and any modifications, have increased and will continue to increase our legal, accounting, and financial compliance costs and have made, and will continue to make, some activities more time-consuming and costly. For example, these rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
Our results of operations could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.
Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors, such as AWS. To the extent any of these events occur, our business and results of operations could be adversely affected.

Risks Related to Our Organizational Structure
Our principal asset is our interest in Pluralsight Holdings, and we are dependent upon Pluralsight Holdings and its consolidated subsidiaries for our results of operations, cash flows, and distributions.
We are a holding company and have no material assets other than our ownership of the LLC Units of Pluralsight Holdings. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, depend upon the results of operations and cash flows of Pluralsight Holdings and its consolidated subsidiaries and distributions we receive from Pluralsight Holdings. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions.
Our ability to pay taxes and expenses, including payments under the TRA may be limited by our structure.
Our principal asset is a controlling equity interest in Pluralsight Holdings. Pluralsight Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax. Instead, taxable income is allocated to holders of its LLC Units, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of Pluralsight Holdings and also incur expenses related to our operations. Pursuant to the Fourth LLC Agreement, Pluralsight Holdings will make cash distributions to the owners of LLC Units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of Pluralsight Holdings that is allocated to them, to the extent previous tax distributions from Pluralsight Holdings have been insufficient. In addition to tax expenses, we also incur expenses related to our operations, plus payments under the TRA, which we expect could be significant given the tax benefits associated with exchanges of LLC Units are more-likely-than-not to be realized. We intend to cause Pluralsight Holdings to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA. However, Pluralsight Holdings’ ability to make such distributions may be subject to various limitations and restrictions. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of Pluralsight Holdings’ inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRA), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we do not make payments under the TRA when due, as a result of having insufficient funds or otherwise, interest will generally accrue at a rate equal to LIBOR plus 100 basis points or in some cases LIBOR plus 600 basis points until paid. Nonpayment of our obligations for a specified period may constitute a breach of a material obligation under the TRA, and therefore, may accelerate payments due under the TRA resulting in a lump-sum payment. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information.
We will be required to pay the TRA Members for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.
Exchanges or redemptions of LLC Units for cash or shares of our Class A common stock are expected to produce favorable tax attributes for us. When we acquire LLC Units from the Continuing Members through these exchanges or redemptions, anticipated tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this increased basis. This increased tax basis may also decrease the gain (or increase the loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets. Under the TRA, we generally expect to retain the benefit of 15% of the applicable tax savings after our payment obligations below are taken into account.
We are a party to the TRA. Under the TRA, we generally will be required to pay to the TRA Members 85% of the applicable savings, if any, in income tax that we realize, or that we are deemed to realize, as a result of (i) certain tax attributes that are created as a result of the exchanges or redemptions of their LLC Units (calculated under certain assumptions), (ii) tax benefits related to imputed interest, and (iii) payments under such TRA.
The increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges or redemptions, the price of our Class A common stock at the time of the exchange or redemption, whether such exchanges or redemptions are taxable, the amount and timing of the taxable income we generate in the future, the U.S. federal and state tax rates then applicable, and the portion of our payments under the TRA constituting imputed interest. Payments under the TRA are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the TRA and will increase the amounts due thereunder. In addition, the TRA will provide for interest, generally at a rate equal to LIBOR plus 100 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA.
As a result of the exchanges made under our structure, we may incur a TRA liability. We do not expect to record a TRA liability until the tax benefits associated with the exchanges are more-likely-than-not to be realized. We estimate the incremental TRA liability that could result from past exchanges as of December 31, 2018 will be $5.5 million. See “Capitalization” for additional information regarding the assumptions underlying our estimated maximum TRA liability.
We expect that the payments that we will be required to make to the TRA Members will be substantial. To the extent that we are unable to make timely payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore may accelerate payments due under the TRA. Furthermore, our future obligation to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the TRA. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the TRA and the related likely benefits to be realized by the TRA Members.
Payments under the TRA will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the U.S. Internal Revenue Service, or IRS, to challenge a tax basis increase or other tax attributes subject to the TRA, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, generally we would not be reimbursed for any payments previously made under the applicable TRA (although we would reduce future amounts otherwise payable under such TRA). As a result, payments could be made under the TRA in excess of the tax savings that we realize in respect of the attributes to which the TRA relate.
The amounts that we may be required to pay to the TRA Members under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.
The TRA provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur or if, at any time, we elect an early termination of the TRA, then the TRA will terminate and our obligations, or our successor’s obligations, to make future payments under the TRA would accelerate and become immediately due and payable. The amount due and payable in those circumstances is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA. We may need to incur debt to finance payments under the TRA to the extent our cash resources are insufficient to meet our obligations under the TRA as a result of timing discrepancies or otherwise. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon Continuing Members that will not benefit Class A common stockholders to the same extent as it will benefit the Continuing Members.
Our organizational structure, including the TRA, confers certain benefits upon the Continuing Members that does not benefit the holders of our Class A common stock to the same extent as it benefits the Continuing Members. The TRA with Pluralsight Holdings and the Continuing Members provides for the payment by us to the TRA Members of 85% of the amount of tax benefits, if any, that we realize, or in some circumstances are deemed to realize, as a result of (i) the increases in the tax basis of assets of Pluralsight Holdings resulting from any redemptions or exchanges of LLC Units from the Continuing Members as described under the section titled “Certain Relationships and Related Party

Transactions—Fourth Amended and Restated LLC Agreement” and (ii) certain other tax benefits related to our making payments under the TRA. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information. Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the trading market for the Class A common stock.
Generally, we will not be reimbursed for any payments made to TRA Members under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
If the IRS challenges the tax basis or other tax attributes that give rise to payments under the TRA and the tax basis or other tax attributes are subsequently required to be adjusted, generally the recipients of payments under the TRA will not reimburse us for any payments we previously made to them. Instead, any excess cash payments made by us to a TRA Member will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the TRA and, as a result, there might not be future cash payments to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual cash tax savings. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention.
If and when we generate taxable income, Pluralsight Holdings will generally make quarterly tax distributions to each of its members, including us, based on each member’s allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the highest effective marginal combined federal, state, and local income tax rate that may potentially apply to any member for the applicable fiscal year. The Tax Act recently significantly reduced the highest marginal federal income tax rate applicable to corporations such as Pluralsight, Inc., relative to non-corporate taxpayers. As a result of this disparity, we expect to receive tax distributions from Pluralsight Holdings significantly in excess of our actual tax liability and our obligations under the TRA, which could result in our accumulating a significant amount of cash. This would complicate our ability to maintain certain aspects of our capital structure. Such cash, if retained, could cause the value of an LLC Unit to deviate from the value of a share of Class A common stock, contrary to the one-to-one relationship described in the section titled “Certain Relationships and Related Party Transactions—Fourth Amended and Restated LLC Agreement” for additional information. In addition, such cash, if used to purchase additional LLC Units, could result in deviation from the one-to-one relationship between Class A common stock outstanding and LLC Units of Pluralsight Holdings held by Pluralsight, Inc. unless a corresponding number of additional shares of Class A common stock are distributed as a stock dividend. We may choose to pay dividends to all holders of Class A common stock with any excess cash. These considerations could have unintended impacts on the pricing of our Class A common stock and may impose transaction costs and require management efforts to address on a recurring basis. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Pluralsight Holdings, the Continuing Members in Pluralsight Holdings during a period in which we hold such cash balances could benefit from the value attributable to such cash balances as a result of redeeming or exchanging their LLC Units and obtaining ownership of Class A common stock (or a cash payment based on the value of Class A common stock). In such case, these Continuing Members could receive disproportionate value for their LLC Units exchanged during this time frame.

Risks Related to Our Class A Common Stock
The Continuing Members have the right to have their LLC Units exchanged for shares of Class A common stock and any disclosure of such exchange or the subsequent sale of such Class A common stock may cause volatility in our stock price.
As of December 31, 2018, we have an aggregate of 72,077,054 shares of Class A common stock that are issuable upon exchange of LLC Units that are held by the Continuing Members. Under the Fourth LLC Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, including lock-up agreements with the underwriters, the Continuing Members will be entitled to have their LLC Units exchanged for shares of our Class A common stock.
We cannot predict the timing, size, or disclosure of any future issuances of our Class A common stock resulting from the exchange of LLC Units or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.
The multi-class structure of our common stock has the effect of concentrating voting control with Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman; this limits or precludes your ability to influence corporate matters and may have a negative impact on the price of our Class A common stock.
Our Class C common stock has 10 votes per share, our Class B common stock has one vote per share, and our Class A common stock, our publicly traded stock, has one vote per share. Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, personally and through his associated entities, holds all of our issued and outstanding Class C common stock and after this offering will hold approximately 53.6% of the combined voting power of our outstanding capital stock. As restricted share units of Pluralsight Holdings held by Mr. Skonnard vest over time, he will receive additional LLC Units and Class C common stock with 10 votes per share. As a result, Mr. Skonnard and his associated entities have the ability to control or significantly influence any action requiring the general approval of our stockholders, including the election and removal of our directors, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Many of these actions may be taken even if they are opposed by other stockholders. This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of us and may make some transactions more difficult or impossible without his support, even if such events are in the best interests of other stockholders. This concentration of voting power with Mr. Skonnard and his associated entities may have a negative impact on the price of our Class A common stock.
As our Chief Executive Officer, Mr. Skonnard has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As a board member and officer, Mr. Skonnard owes fiduciary duties to us and our stockholders, including those of care and loyalty, and must act in good faith and with a view to the interests of the corporation. As a stockholder, even a controlling stockholder, Mr. Skonnard is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally. Because Mr. Skonnard, personally and through his associated entities, holds his economic interest in our business primarily through Pluralsight Holdings, rather than through the public company, he may have conflicting interests with holders of shares of our Class A common stock. For example, Mr. Skonnard may have a different tax position from us, which could influence his decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the TRA, and whether and when we should undergo certain changes of control within the meaning of the TRA or terminate the TRA. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information. In addition, Mr. Skonnard’s significant ownership in us and resulting ability to effectively control or significantly influence us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.
Certain proxy advisory firms, including Glass Lewis and Institutional Shareholder Services, have expressed concern over dual-class and multi-class structures in public companies.  In particular, Glass Lewis has indicated that, in certain situations, it views such structures as severely restricting stockholder rights.  This may lead Glass Lewis to recommend that stockholders vote against directors who served on a company’s board of directors when such structure was adopted.
In addition, in July 2017, Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included.
Although we do not rely on the “controlled company” exemption under the rules and regulations of Nasdaq, we have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.
Aaron Skonnard and his associated entities, collectively, hold a majority of the voting power of our outstanding capital stock, and therefore we are considered a “controlled company” as that term is set forth in the rules and regulations of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by a person or group of persons acting together is a “controlled company” and may elect not to comply with certain rules and regulations of Nasdaq regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•
the requirement that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with board resolutions or a written charter, as applicable, addressing the nominations process and related matters as required under the federal securities laws; and

•	the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
These requirements would not apply to us if, in the future, we choose to avail ourselves of the “controlled company” exemption. Although we qualify as a “controlled company,” we do not currently rely on these exemptions and we fully comply with all corporate governance requirements under the rules and regulations of Nasdaq, including any phase-in periods specified thereunder. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of Nasdaq, which could adversely affect the protections for other stockholders.
Our stock price has been volatile and may continue to be volatile, and it may decline regardless of our operating performance.
Prior to our IPO, there was no public market for shares of our Class A common stock. On May 17, 2018, we sold shares of our Class A common stock to the public at $15.00 per share. From May 17, 2018, the date that shares of our Class A common stock began trading on Nasdaq, through December 31, 2018, the market price for our Class A common stock has ranged from $17.88 per share to $38.37 per share. The market price of our Class A common stock may continue to fluctuate significantly in response to numerous factors, many of which are beyond our control, including, among others:

•	actual or anticipated fluctuations in our revenue and other results of operations, including as a result of the addition or loss of any number of customers;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•
failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	changes in operating performance and stock market valuations of SaaS-based software or other technology companies, or those in our industry in particular;

•	the size of our public float;

•	price and volume fluctuations in the trading of our Class A common stock and in the overall stock market, including as a result of trends in the economy as a whole;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry, including data privacy, data protection, and information security;

•	lawsuits threatened or filed against us for claims relating to intellectual property, employment issues, or otherwise;

•	changes in our board of directors or management;

•	short sales, hedging, and other derivative transactions involving our Class A common stock;

•	sales of large blocks of our Class A common stock including sales by our executive officers, directors, and significant stockholders; and

•	other events or factors, including changes in general economic, industry, and market conditions, and trends, as well as any natural disasters, which may affect our operations.
In addition, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management, and harm our business.
Future sales of shares by existing stockholders could cause our stock price to decline.
Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decline. Immediately after this offering, we will have 74,417,210 outstanding shares of Class A common stock (excluding 62,851,751 shares of our Class A common stock that will be issuable upon exchange of LLC Units).
If securities or industry analysts do not publish research or reports about our business, or if they downgrade our common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price and trading volume to decline.
Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.
We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. For example, we may issue additional shares of Class A common stock in connection with the proposed concurrent Convertible Note Offering, if completed, and to grant equity awards under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies, and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.
We generally do not intend to pay dividends.
We generally do not intend to pay dividends to the holders of our Class A common stock for the foreseeable future, except possibly in connection with maintaining certain aspects of our UP-C structure. See the section titled “—Risks Related to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention.” Our ability to pay dividends on our Class A common stock may be restricted by the terms of any future debt incurred or preferred securities issued by us or our subsidiaries or law. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, financial condition, and results of operations, current and anticipated cash needs, plans for expansion and any legal or contractual limitation on our ability to pay dividends. As a result, any capital appreciation in the price of our Class A common stock may be your only source of gain on your investment in our Class A common stock.
If, however, we decide to pay a dividend in the future, we would likely need to cause Pluralsight Holdings to make distributions to Pluralsight, Inc. in an amount sufficient to cover cash dividends, if any, declared by us.
Deterioration in the consolidated financial condition, earnings, or cash flow of Pluralsight Holdings for any reason could limit or impair its ability to pay cash distributions or other distributions to us. In addition, our ability to pay dividends in the future is dependent upon our receipt of cash from Pluralsight Holdings and its subsidiaries. Pluralsight Holdings and its subsidiaries may be restricted from distributing cash to us by, among other things, law or the documents governing our existing or future indebtedness.
Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide for, among other things:

•	a classified board of directors with staggered three year terms;

•	that stockholders may remove directors only for cause;

•
our multi-class structure, which provides Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, personally and through his associated entities, the ability to control or significantly influence the outcome of matters requiring stockholder approval;

•
the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•	a prohibition on stockholders calling special stockholder meetings; and

•
certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.
Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.
Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees of ours or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in substantially all cases. Our amended and restated bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any action asserting a claim arising pursuant to the Securities Act, such a provision known as a Federal Forum Provision. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees.
In light of the decision issued by the Delaware Court of Chancery in Matthew Sciabacucchi v. Matthew B. Salzberg et al., C.A. No. 2017-0931-JTL (Del. Ch.), finding Federal Forum Provisions are not valid under Delaware law, we do not intend to enforce the Federal Forum Provision in our amended and restated bylaws unless and until such time there is a final determination by the Delaware Supreme Court regarding the validity of such provisions. To the extent the Delaware Supreme Court makes a final determination that provisions such as the Federal Forum Provision are not valid as a matter of Delaware law, our board of directors intends to amend our amended and restated bylaws to remove the Federal Forum Provision.
If we face relevant litigation and are unable to enforce these provisions, we may incur additional costs associated with resolving such matters in other jurisdictions, which could harm our business, financial condition, or results of operations.
Risks Related to Our Concurrent Convertible Note Offering
This offering is not contingent on the consummation of any other financing, including the concurrent Convertible Note Offering, and we have broad discretion to use the net proceeds from our concurrent Convertible Note Offering, which we may not use effectively.
Neither the completion of this offering nor of the concurrent Convertible Note Offering is contingent on the completion of the other, so it is possible that this offering occurs and the Convertible Note Offering does not occur, and vice versa. We cannot assure you that the concurrent Convertible Note Offering will be completed on the terms described herein, or at all.

In connection with the Convertible Note Offering, we expect to enter into capped call transactions with certain financial institutions. We intend to use a portion of the net proceeds from the Convertible Note Offering to pay the cost of the capped call transactions. We intend to provide the remainder of the net proceeds from the Convertible Note Offering to Pluralsight Holdings to be used for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any acquisitions or investments as of the date of this prospectus. The net proceeds from that offering may be invested with a view towards long-term benefits for our stockholders and this may not increase our results of operations or market value. The failure by our management to apply those funds effectively may adversely affect our operations or business prospects.
The conditional conversion feature of the notes, if triggered, may adversely affect our financial condition and operating results.
In the event the conditional conversion feature of the notes is triggered, holders of notes will be entitled to convert the notes at any time during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.
Conversion of the notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our Class A common stock.
The conversion of some or all of the notes may dilute the ownership interests of our stockholders. Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, shares of our Class A common stock, or a combination of cash and shares of our Class A common stock. If we elect to settle our conversion obligation in shares of our Class A common stock or a combination of cash and shares of our Class A common stock, any sales in the public market of our Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could be used to satisfy short positions, or anticipated conversion of the notes into shares of our Class A common stock could depress the price of our Class A common stock.
Certain provisions in the indenture governing the notes offered in the Convertible Note Offering may delay or prevent an otherwise beneficial takeover attempt of us.
Certain provisions in the indenture governing the notes offered in the Convertible Note Offering may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the notes will require us to repurchase the notes for cash upon the occurrence of a fundamental change (as defined in the indenture governing the notes) of us and, in certain circumstances, to increase the conversion rate for a holder that converts its notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.
We may not have the ability to raise the funds necessary to make periodic interest payments, pay the principal amount at maturity, settle conversions of the notes in cash or to repurchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion of the notes or to repurchase the notes.
Holders of the notes will have the right to require us to repurchase their notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, upon conversion of the notes, unless we elect to deliver solely shares of our Class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. Moreover, we will be required to repay the notes in cash at their maturity unless earlier converted, redeemed or repurchased. Our ability to meet our obligations to holders of the notes will depend on the earnings and cash flow of Pluralsight Holdings. However, if Pluralsight Holdings does not provide cash to us to meet our obligations under the notes, we may not have enough available cash on hand or be able to obtain financing at the time we are required to make payments with respect to notes at maturity, upon surrender for repurchase or upon conversion. In addition, our ability to repurchase the notes or to pay cash upon conversions of the notes or at maturity may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase notes at a time when the repurchase is required by the indenture governing the notes or to pay any cash payable on future conversions of the notes or at maturity as required by such indenture would constitute a default under such indenture. A default under the indenture or upon a fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.
The accounting method for convertible debt securities that may be settled in cash, such as the notes, could have a material effect on our reported financial results.
Under FASB Accounting Standards Codification 470-20, Debt with Conversion and Other Options, or ASC 470-20, an entity must separately account for the liability and equity components of convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. ASC 470-20 requires the value of the conversion option of the notes, representing the equity component, to be recorded as additional paid-in capital within stockholders’ equity in our consolidated balance sheet and as a discount to the notes, which reduces their initial carrying value. The carrying value of the notes, net of the discount recorded, will be accreted up to the principal amount of the notes from the issuance date until maturity, which will result in non-cash charges to interest expense in our consolidated statement of operations. Accordingly, we will report lower net income or higher net loss in our financial results because ASC 470-20 requires interest to include both the current period’s accretion of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our Class A common stock and the trading price of the notes.
In addition, under certain circumstances, convertible debt instruments (such as the notes) that may be settled entirely or partly in cash are currently accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of the notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of the notes exceeds their principal amount, and the effect of the conversion on diluted earnings per share is not antidilutive. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of shares of Class A common stock that would be necessary to settle such excess, if we elected to settle such excess in shares, are issued. We cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method. If we are unable to use the treasury stock method in accounting for the shares issuable upon conversion of the notes, then our diluted earnings per share would be adversely affected.
We may still incur substantially more debt or take other actions which would intensify the risks discussed above.
We and our subsidiaries may incur substantial additional debt in the future, some of which may be secured debt. We will not be restricted under the terms of the indenture governing the notes from incurring additional debt, securing existing or future debt, recapitalizing our debt, repurchasing our stock, pledging our assets, making investments, paying dividends, guaranteeing debt, or taking a number of other actions that are not limited by the terms of the indenture governing the notes that could have the effect of diminishing our ability to make payments on the notes when due.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements under the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and in other sections of this prospectus that are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements, which are subject to a number of risks, uncertainties and assumptions about us, generally relate to future events or our future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” “target,” “project,” “contemplate,” or the negative version of these words and other comparable terminology that concern our expectations, strategy, plans, intentions or projections. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract new customers and retain and expand our relationships with existing customers;

•	our ability to expand our course library and develop new platform features;

•	our future financial performance, including trends in billings, revenue, costs of revenue, gross margin, operating expenses, cash provided by (used in) operating activities, and free cash flow;

•	the demand for, and market acceptance of, our platform or for cloud-based technology learning solutions in general;

•	our ability to compete successfully in competitive markets;

•	our ability to respond to rapid technological changes;

•	our expectations and management of future growth;

•	our ability to enter new markets and manage our expansion efforts, particularly internationally;

•	our ability to attract and retain key employees and qualified technical and sales personnel;

•	our ability to effectively and efficiently protect our brand;

•	our ability to timely scale and adapt our infrastructure;

•	our ability to maintain, protect, and enhance our intellectual property and not infringe upon others’ intellectual property;

•	our ability to successfully identify, acquire, and integrate companies and assets;

•
the amount and timing of any payments we make under our Fourth LLC Agreement and the TRA, including the TRA liability that may result from the LLC Unit exchanges made in connection with this offering; and

•	our anticipated use of net proceeds from the concurrent Convertible Note Offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. These statements are only predictions based primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. There are important factors that could cause our actual results, events, or circumstances to differ materially from the results, events, or circumstances expressed or implied by the forward-looking statements, including those factors discussed in the section titled “Risk Factors” and elsewhere in this prospectus. You should specifically consider the numerous risks outlined in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY, AND OTHER DATA
Unless otherwise indicated, estimates, and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, are based on information from various sources, including the independent industry publications set forth below, and are subject to a number of assumptions and limitations. You are cautioned not to give undue weight to these estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.
The sources of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	The Economist Intelligence Unit, The Quest For Digital Skills: A Multi-Industry Executive Survey, 2016;

•	Tech Pro Research, Research: 77% Plan Further IT Education to Stave Off Obsolescence, September 1, 2014;

•	Deloitte Touche Tohmatsu Limited, Deloitte Review Issue 16, Becoming Irresistible: A New Model for Employee Engagement, January 26, 2015;

•	Association for Talent Development, 2018 State of the Industry Report, December 2018;

•	Training Industry, Inc., Size of the Training Industry, April 20, 2017; and

•	Evans Data Corporation, Technical Team Total Addressable Market for Morgan Stanley, January 2018.
The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ORGANIZATIONAL STRUCTURE
Organizational Structure
The diagram below depicts our organizational structure immediately following the Reorganization Transactions, the IPO, and the completion of this offering assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock from the selling stockholders.
________________

(1)	Includes (i) the shareholders of Former Members that were corporations and that merged into Pluralsight, Inc. and (ii) Former Members who exchanged their LLC Units for stock in Pluralsight, Inc.

(2)
Includes all Continuing Members, except Aaron Skonnard and his associated entities. These percentages exclude the Insight Exchanges. See the section titled “Principal and Selling Stockholders” for additional information regarding the Insight Exchanges.

Pluralsight, Inc. is a holding company and its principal asset is its controlling equity interest in Pluralsight Holdings. As the sole managing member of Pluralsight Holdings, Pluralsight, Inc. operates and controls all of the business and affairs of Pluralsight Holdings and, through Pluralsight Holdings and its subsidiaries, conducts our business. Pluralsight, Inc. consolidates Pluralsight Holdings in its consolidated financial statements and reports the non-controlling interests related to the LLC Units held by the Continuing Members on its consolidated financial statements.
Investors participating in this offering will hold equity in Pluralsight, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. The Continuing Members and Pluralsight, Inc. will incur U.S. federal, state, and local income taxes on their proportionate share of any taxable income of Pluralsight Holdings as calculated pursuant to the Fourth LLC Agreement. As described below, each of the Continuing Members also hold a number of shares of Class B common stock or Class C common stock, as applicable, of Pluralsight, Inc. equal to the number of LLC Units held by such person, except to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with this offering or the Reorganization Transactions. Although these shares have no economic rights, they allow such Continuing Members to directly exercise voting power at Pluralsight, Inc., the managing member of Pluralsight Holdings. Under our amended and restated certificate of incorporation, each share of Class B common stock is entitled to one vote and each share of Class C common stock is entitled to 10 votes. When an LLC Unit is exchanged by a Continuing Member (which we would generally expect to occur in connection with a sale or other transfer), a corresponding share of Class B common stock or Class C common stock, as applicable, held by the exchanging owner will also be exchanged and will be cancelled.
Incorporation of Pluralsight, Inc.
Pluralsight, Inc. was incorporated in Delaware in December 2017. Pluralsight, Inc. has not engaged in any business or other activities except in connection with its incorporation and the Reorganization Transactions. Pluralsight, Inc.’s amended and restated certificate of incorporation authorizes three classes of common stock, Class A common stock, Class B common stock, and Class C common stock, each having the terms described in the section titled “Description of Capital Stock.” Holders of Class A common stock, Class B common stock, and Class C common stock vote together as a single class on all matters presented to Pluralsight, Inc.’s stockholders for their vote or approval, except as otherwise required by applicable law.
Reorganization Transactions
In connection with the completion of our IPO, we completed the Reorganization Transactions. See the section titled “Prospectus Summary—Our Organizational Structure” for additional information regarding the Reorganization Transactions. Additionally, certain Members that were corporations merged with and into Pluralsight, Inc., and certain Members contributed certain of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock.
Pluralsight Holdings Recapitalization
The Fourth LLC Agreement, among other things, appointed Pluralsight, Inc. as the sole managing member of Pluralsight Holdings and reclassified all of the outstanding redeemable convertible preferred limited liability company units, incentive units, and Class B incentive units of Pluralsight Holdings into LLC Units. Following the completion of this offering, based on the number of LLC Units of Pluralsight Holdings the Continuing Members expect to exchange for Class A common stock and sell in this offering, we will hold a 54.2% ownership interest in Pluralsight Holdings. In addition, we have the sole voting interest in, and control the management of, Pluralsight Holdings. Our amended and restated certificate of incorporation and the Fourth LLC Agreement require Pluralsight Holdings and us to maintain (i) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us and (ii) a one-to-one ratio between the number of shares of Class B common stock and Class C common stock owned by the Continuing Members and the number of LLC Units owned by the Continuing Members.

As part of the Reorganization Transactions, the incentive units and Class B incentive units were converted as follows:

•
15,783,689 incentive units that were outstanding prior to the Reorganization Transactions, of which (i) 5,600,967 were exchanged for 4,834,112 shares of Class A common stock of Pluralsight, Inc., and (ii) 10,182,722 converted into 7,833,666 LLC Units, and each such LLC Unit received a distribution of one share of Class B common stock of Pluralsight, Inc.; and

•
3,000,000 Class B incentive units that were outstanding prior to the Reorganization Transactions converted into 1,747,067 LLC Units, and each such LLC Unit also received a distribution of one share of Class C common stock of Pluralsight, Inc.

As the sole manager of Pluralsight Holdings, Pluralsight, Inc. has the right to determine if and when distributions will be made to the unitholders of Pluralsight Holdings and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If Pluralsight, Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units, including Pluralsight, Inc., pro rata in accordance with their respective ownership of Pluralsight Holdings, provided that Pluralsight, Inc. as sole manager will be entitled to non-pro rata distributions for certain fees and expenses.
Pluralsight, Inc. is a holding company and its principal asset is its controlling equity interest in Pluralsight Holdings. As such, Pluralsight, Inc. has no independent means of generating revenue. Pluralsight Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not be subject to U.S. federal income tax. Instead, taxable income is allocated to holders of LLC Units, including Pluralsight, Inc. Accordingly, Pluralsight, Inc. incurs income taxes on its allocable share of any net taxable income of Pluralsight Holdings. Pursuant to the Fourth LLC Agreement, Pluralsight Holdings will make cash distributions to the owners of LLC Units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of Pluralsight Holdings that is allocated to them, to the extent previous tax distributions from Pluralsight Holdings have been insufficient. In addition to tax expenses, Pluralsight, Inc. also incurs expenses related to its operations, plus payments under the TRA, which Pluralsight, Inc. expects will be significant. Pluralsight, Inc. intends to cause Pluralsight Holdings to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow Pluralsight, Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA.
The Continuing Members of Pluralsight Holdings, from time to time, may, subject to the terms of the Fourth LLC Agreement, exchange their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for cash or shares of Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or, at Pluralsight, Inc.’s option, have such LLC Units redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by Pluralsight, Inc. When an LLC Unit, together with cash or a share of our Class B common stock or Class C common stock, as applicable, is exchanged for cash or a share of Pluralsight, Inc.’s Class A common stock or, at Pluralsight, Inc.’s option, redeemed for cash or Class A common stock, the corresponding share of our Class B common stock or Class C common stock, as applicable, will be cancelled. The Fourth LLC Agreement provides that as a general matter a Continuing Member does not have the right to exchange LLC Units if Pluralsight, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing Member may be subject, including the Fourth LLC Agreement. Additionally, the Fourth LLC Agreement contains restrictions on redemptions and exchanges intended to prevent Pluralsight Holdings from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. These restrictions are modeled on certain safe harbors provided for under applicable U.S. federal income tax law. Pluralsight, Inc. may impose additional restrictions on exchange that Pluralsight, Inc. determines to be necessary or advisable so that Pluralsight Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units and Class B common stock or Class C common stock, as applicable, for cash or shares of Class A common stock or a redemption transaction is effected, the number of LLC Units held by Pluralsight, Inc. will correspondingly be increased as it acquires the exchanged LLC Units or funds the redemption transaction, and a corresponding number of shares of Class B common stock or Class C common stock, as applicable, are cancelled. See the section titled “Certain Relationships and Related Party Transactions—Fourth Amended and Restated LLC Agreement.”

As noted above, each of the Continuing Members held a number of shares of our Class B common stock or Class C common stock, as applicable, initially equal to the number of LLC Units held by such person, except to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions. Although these shares have no economic rights, they allow such Continuing Members to directly exercise voting power at Pluralsight, Inc., the sole manager of Pluralsight Holdings. Under Pluralsight, Inc.’s amended and restated certificate of incorporation, each share of Class B common stock is entitled to one vote and each share of Class C common stock is entitled to 10 votes.
Our Initial Public Offering
In May 2018, we completed our IPO of 23,805,000 shares of Class A common stock and received $332.1 million in proceeds, net of underwriting discounts and commissions, which we used to (i) purchase newly issued LLC Units from Pluralsight Holdings at a price per unit equal to the IPO price, less underwriting discounts and commissions, (ii) pay the IPO offering expenses, in an amount of approximately $7.4 million, (iii) prepay in full our outstanding indebtedness under our credit facility and the related prepayment premium thereto, and (iv) settle outstanding non-transferable equity appreciation rights, or EARs, issued by one of our subsidiaries that vested and settled in cash upon the completion of the IPO in an amount of approximately $0.3 million.
This Offering
Certain selling stockholders are Continuing Members that have elected to exchange their LLC Units, together with the corresponding shares of Class B common stock for shares of Class A common stock on a one-for-one basis. The shares of Class A common stock being issued in exchange will be sold by the selling stockholders in this offering.
Accordingly, following this offering, Pluralsight, Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has outstanding, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing the same percentage ownership in Pluralsight Holdings as a single LLC Unit.
Following This Offering
The Continuing Members of Pluralsight Holdings, from time to time, may, subject to the terms of the Fourth LLC Agreement, exchange their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for shares of Class A common stock (or cash, at our option), on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or, at our option, have such LLC Units redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us. These exchanges and redemptions are expected to result in increases in the tax basis of the assets of Pluralsight Holdings that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that Pluralsight, Inc. would otherwise be required to pay in the future. This tax basis may also decrease the gains (or increase the losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
In connection with the IPO, Pluralsight, Inc. entered into a TRA with the Continuing Members that provides for the payment by Pluralsight, Inc. of 85% of the amount of the calculated tax savings, if any, that Pluralsight, Inc. realizes, or in some circumstances is deemed to realize, as a result of this existing and increased tax basis and certain other tax benefits related to it entering into the TRA, including tax benefits attributable to payments under the TRA. These payment obligations are obligations of Pluralsight, Inc. and not of Pluralsight Holdings. See the section titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information.
Pluralsight, Inc. may accumulate cash balances in future years resulting from distributions from Pluralsight Holdings exceeding its tax or other liabilities. To the extent Pluralsight, Inc. does not use such cash balances to pay a dividend on or repurchase shares of Class A common stock and instead decides to hold or recontribute such cash balances to Pluralsight Holdings for use in its operations, Continuing Members who exchange LLC Units and shares of Class B common stock or Class C common stock, as applicable, for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances.

Upon completion of this offering:

•	Our Class A common stock will be held as follows:

•
72,028,736 shares held by public stockholders and the Former Members (or 73,483,141 shares if the underwriters’ exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders);

•	1,938,133 shares by Continuing Members, other than Mr. Skonnard and his associated entities; and

•	450,341 shares by Mr. Skonnard and his associated entities.

•	Our Class B common stock (together with the same amount of LLC Units) will be held as follows:

•
48,746,196 shares and LLC Units by the Continuing Members, other than Aaron Skonnard and his associated entities (or 47,291,791 shares if the underwriters’ exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders).

•	Our Class C common stock (together with the same amount of LLC Units) will be held as follows:

•	14,105,555 shares and LLC Units by Aaron Skonnard and his associated entities.

•	The combined voting power in Pluralsight, Inc. will be as follows:

•	27.2% for public shareholders and the Former Members (or 27.8% if the underwriters’ exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders);

•
19.2% for the Continuing Members, other than Aaron Skonnard and his associated entities (or 18.6% if the underwriters’ exercise in full their option to purchase additional shares of Class A common stock from the selling stockholders); and

•	53.6% for Aaron Skonnard and his associated entities.

•
Following this offering, our directors, executive officers and beneficial owners of more than 5% of each class of our outstanding capital stock, and their affiliates, will hold approximately 83.5% of the combined voting power of our capital stock.

USE OF PROCEEDS
The selling stockholders are selling all of the shares of Class A common stock being sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering.
Concurrently with this offering of Class A common stock, we are offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act, $550 million aggregate principal amount of notes, or a total of $633.5 million aggregate principal amount of notes if the initial purchasers in the concurrent Convertible Note Offering exercise in full their option to purchase additional notes. The net proceeds of the concurrent Convertible Note Offering, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses, are expected to be approximately $535.3 million (or approximately $616.7 million if the initial purchasers in the Convertible Note Offering exercise in full their option to purchase additional notes). If the Convertible Note Offering does not close, we will not receive the net proceeds described in the foregoing sentence.
In connection with the Convertible Note Offering, we expect to enter into capped call transactions with one or more of the option counterparties. We intend to use approximately $60.3 million of the net proceeds from the Convertible Note Offering to pay the cost of the capped call transactions. We intend to provide the remainder of the net proceeds from the Convertible Note Offering to Pluralsight Holdings or its subsidiaries to be used for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any acquisitions or investments as of the date of this prospectus. If the initial purchasers in the Convertible Note Offering exercise their option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions with the option counterparties and to provide the remainder of the net proceeds to Pluralsight Holdings or its subsidiaries for general corporate purposes. Accordingly, we will have broad discretion over the uses of the net proceeds from the Convertible Note Offering.

MARKET INFORMATION FOR OUR CLASS A COMMON STOCK
Our Class A common stock began trading on Nasdaq under the symbol “PS” on May 17, 2018. Our Class B and Class C common stock are not listed or traded on any stock exchange.
As of December 31, 2018, there were 59 holders of record of our Class A common stock, 69 holders of record of our Class B common stock, and 5 holders of record of our Class C common stock. We believe there are a significantly larger number of beneficial owners of our common stock because many shares are held by brokers and other institutions on behalf of stockholders.

DIVIDEND POLICY
We do not intend to pay cash dividends in the foreseeable future.
We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends on our Class A common stock will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements. Holders of our Class B common stock and Class C common stock are not entitled to participate in any dividends declared by our board of directors. Our ability to pay cash dividends on our capital stock may also be limited by the terms of any future debt or preferred securities or future credit facility.
We are a holding company, and our principal asset is our controlling equity interest in Pluralsight Holdings. If, however, we decide to pay a dividend in the future, we would likely need to cause Pluralsight Holdings to make distributions to us in an amount sufficient to cover such dividend. If Pluralsight Holdings makes such distributions to us, the other holders of LLC Units will be entitled to receive pro rata distributions. See the section titled “Risk Factors—Risks Related to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention” for additional information.
In addition, Pluralsight Holdings is generally prohibited under Delaware law from making a distribution to unit holders (including us) to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Pluralsight Holdings (with certain exceptions) exceed the fair value of its assets.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018:

•	on an actual basis;

•	on an as adjusted basis to give effect to the completion of this offering and after deducting the $1.5 million of estimated offering expenses; and

•
on an as further adjusted basis, after giving effect to (i) the adjustments set forth above, (ii) the completion and the sale of notes in the concurrent Convertible Note Offering, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses assuming the initial purchasers’ option to purchase additional notes is not exercised, and (iii) the use of approximately $60.3 million of the net proceeds of the concurrent Convertible Note Offering to pay the cost of the capped call transactions.

The as adjusted information in the balance sheet data below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering that will be determined at pricing. You should read the information in this table together with Pluralsight Inc.’s consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual	As Adjusted(1)(2)	As Further Adjusted(3)

	(unaudited) (in thousands, except share and per share data)
Cash and cash equivalents(1)	$194,306	$192,806	$667,776
Long-term debt:
Principal amount of 0.375% senior convertible notes due 2024(3)	$—	$—	$550,000
Stockholders’ equity:
Preferred stock, $0.0001 par value per share, 100,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—	—
Class A common stock, $0.0001 par value per share, 1,000,000,000 shares authorized, actual and as adjusted; 65,191,907 shares issued and outstanding, actual; 74,417,210 shares issued and outstanding, as adjusted	7	7	7
Class B common stock, $0.0001 par value per share, 200,000,000 shares authorized, actual and as adjusted; 57,490,881 shares issued and outstanding, actual; 48,746,196 shares issued and outstanding, as adjusted	6	5	5
Class C common stock, $0.0001 par value per share, 50,000,000 shares authorized, actual and as adjusted; 14,586,173 shares issued and outstanding, actual; 14,105,555 shares issued and outstanding, as adjusted	1	1	1
Additional paid-in capital	452,576	467,588	434,133
Accumulated other comprehensive loss	(41)	(41)	(41)
Accumulated deficit	(351,123)	(352,623)	(352,623)
Total stockholders’ equity attributable to Pluralsight, Inc.	101,426	114,937	81,482
Non-controlling interests	107,167	92,156	65,331
Total capitalization	$208,593	$207,093	$696,813
________________

(1)
Amounts do not include the TRA liability that may result from the LLC Unit exchanges made in connection with this offering. We do not expect to record a TRA liability until the tax benefits associated with the exchanges are more-likely-than-not to be realized. We estimate the incremental TRA liability that could result from these exchanges will be a maximum of $70.5 million, which assumes, among other things, (i) all shares are exchanged based on the closing share price indicated on the cover of this prospectus, (ii) the number of shares exchanged by each exchanging stockholder is the same as reflected in the section titled “Principal and Selling Stockholders,” and (iii) there are no limitations on the utilization of tax attributes associated with the TRA liability. The TRA liability will be recorded as a reduction of additional paid-in capital and will not have an impact on our consolidated statements of operations for the year ending December 31, 2018.

(2)
Following the completion of this offering, Pluralsight, Inc. will own approximately 55.5% of Pluralsight Holdings and the non-controlling interest holders will own the remaining 44.5% (excluding LLC Units that are subject to time-based vesting requirements).

(3)
In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount ($550 million for the notes offered in the Convertible Notes Offering) over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes is the aggregate principal amount of the notes and does not reflect any debt discount, fees or expenses that we will be required to record.

The number of shares of our common stock that will be outstanding after this offering excludes the following:

•	all shares of Class A common stock issuable upon the conversion of the notes offered in the concurrent Convertible Note Offering;

•	5,143,712 shares of Class A common stock issuable upon the exercise of options outstanding as of December 31, 2018, with a weighted-average exercise price of $15.00 per share;

•	4,801,536 restricted stock units, or RSUs, of Pluralsight, Inc. that were outstanding as of December 31, 2018;

•	3,981,004 RSUs that were granted after December 31, 2018;

•	2,062,500 restricted share units of Pluralsight Holdings that were outstanding as of December 31, 2018;

•	22,375,566 shares of our Class A common stock reserved for future issuance under our equity compensation plans as of December 31, 2018, consisting of:

•
16,119,376 shares of Class A common stock reserved for future issuance under our 2018 Equity Incentive Plan, or our 2018 Plan, as of December 31, 2018, plus up to 4,122,555 shares of Class A common stock reserved for issuance under our 2017 Equity Incentive Plan upon vesting and settlement of RSUs that, on or after the date of this offering, expire, forfeit, or otherwise terminate or are withheld by us to cover tax withholding obligations, as well as any annual increases in the number of shares of Class A common stock reserved for future issuance under our 2018 Plan; and

•	2,133,635 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2018 Employee Stock Purchase Plan, or our ESPP; and

•
48,746,196 shares of our Class A common stock issuable upon exchange for outstanding shares of our Class B common stock (together with the same number of LLC Units), which reflects 57,490,881 shares of Class B common stock outstanding as of December 31, 2018, adjusted for 8,744,685 shares of Class B common stock (together with the same number of LLC Units) exchanged in connection with this offering.

•
14,105,555 shares of our Class A common stock issuable upon exchange for outstanding shares of our Class C common stock (together with the same number of LLC Units), which reflects 14,586,173 shares of our Class C common stock outstanding as of December 31, 2018, adjusted for 480,618 shares of Class C common stock (together with the same number of LLC Units) exchanged in connection with this offering.

Except as otherwise indicated, all information in this prospectus supplement assumes:

•	no exercise of outstanding stock options subsequent to December 31, 2018;

•	no vesting and settlement of outstanding RSUs subsequent to December 31, 2018;

•
no exchange of our Class B common stock (together with the same number of LLC Units), for shares of Class A common stock on a one-for-one basis subsequent to December 31, 2018, which also excludes the Insight Exchanges; and

•	no exercise by the underwriters of their option to purchase up to an additional 2,033,770 shares of Class A common stock from the selling stockholders in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present the selected historical consolidated financial information and other data for Pluralsight, Inc. and its consolidated subsidiaries. Pluralsight Holdings is the predecessor of the issuer, Pluralsight, Inc., for financial reporting purposes, and its consolidated financial statements are our consolidated financial statements. The following selected consolidated financial data for Pluralsight, Inc. and its consolidated subsidiaries should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2016, 2017, and 2018, and the selected consolidated balance sheet data as of December 31, 2017 and 2018, are derived from the audited consolidated financial statements and related notes of Pluralsight, Inc. included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2015 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from the consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of our future results.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2015	2016	2017	2018

	(in thousands, except per share amounts)
Revenue	$108,422	$131,841	$166,824	$232,029
Cost of revenue(1)(2)	33,245	40,161	49,828	62,550
Gross profit	75,177	91,680	116,996	169,479
Operating expenses(1)(2):
Sales and marketing	44,872	51,234	103,478	153,643
Technology and content	33,146	36,159	49,293	65,998
General and administrative	15,916	18,130	46,971	68,351
Total operating expenses	93,934	105,523	199,742	287,992
Loss from operations	(18,757)	(13,843)	(82,746)	(118,513)
Other (expense) income:
Interest expense	(7,399)	(6,320)	(11,665)	(6,826)
Loss on debt extinguishment	—	—	(1,882)	(4,085)
Other (expense) income, net	(18)	45	81	1,504
Loss before income taxes	(26,174)	(20,118)	(96,212)	(127,920)
Provision for income taxes	(186)	(494)	(324)	(664)
Net loss	$(26,360)	$(20,612)	$(96,536)	$(128,584)
Less: Net loss attributable to non-controlling interests	—	—	—	(44,917)
Net loss attributable to Pluralsight, Inc.	$(26,360)	$(20,612)	$(96,536)	$(83,667)
Less: Accretion of Series A redeemable convertible preferred units	(55,300)	(6,325)	(63,800)	(176,275)
Net loss attributable to common shares	$(81,660)	$(26,937)	$(160,336)	$(259,942)
Net loss per share, basic and diluted(3)				$(0.65)
Weighted-average common shares used in computing basic and diluted net loss per share(3)				62,840
________________

(1)	Includes equity-based compensation expense as follows:

	Year Ended December 31,
	2015	2016	2017	2018

	(in thousands)
Cost of revenue	$39	$20	$20	$140
Sales and marketing	1,896	1,462	2,624	14,330
Technology and content	2,203	2,050	1,966	8,747
General and administrative	865	2,206	17,171	31,086
Total equity-based compensation	$5,003	$5,738	$21,781	$54,303

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,
	2015	2016	2017	2018

	(in thousands)
Cost of revenue	$6,555	$6,565	$7,008	$7,586
Sales and marketing	1,077	643	721	389
Technology and content	611	706	706	706
General and administrative	130	120	91	—
Total amortization of acquired intangible assets	$8,373	$8,034	$8,526	$8,681

(3)
Represents net loss per share of Class A common stock and weighted-average shares of Class A common stock outstanding for the periods following the Reorganization Transactions and Pluralsight, Inc.’s IPO described in Note 1—Organization and Description of Business and Note 13—Net Loss Per Share from Pluralsight, Inc.’s consolidated financial statements included elsewhere in this prospectus.

Consolidated Balance Sheet Data

	As of December 31,
	2015	2016	2017	2018

	(in thousands)
Cash and cash equivalents	$8,389	$19,397	$28,267	$194,306
Total assets	192,984	214,972	236,420	447,463
Deferred revenue, current and non-current	55,795	72,683	111,301	172,581
Long-term debt, net	83,862	74,069	116,037	—
Redeemable convertible preferred units	305,294	341,966	405,766	—
Non-controlling interests	—	—	—	107,167
Total stockholders’ equity/members’ deficit	(286,134)	(307,230)	(445,077)	208,593
Key Business Metrics
We monitor business customers, billings, and certain related key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

					Growth Rate
	Year Ended December 31,				Year Ended December 31,
	2015	2016	2017	2018	2016	2017	2018

	(dollars in thousands)
Business customers (end of period)	10,517	12,043	14,463	16,756	15%	20%	16%
Billings	$130,043	$149,231	$205,807	$293,583	15%	38%	43%
Billings from business customers	$83,663	$104,861	$162,965	$248,159	25%	55%	52%
% of billings from business customers	64%	70%	79%	85%
Business Customers
We use the number of business customers to measure and monitor the growth of our business and the success of our sales and marketing activities, and believe that the growth of our business customer base is indicative of our long-

term billings and revenue growth potential. We define a business customer as a unique account in our customer relationship management system that had an active paying subscription at the end of the period presented. Each unique account in our customer relationship management system is considered a unique business customer as the system does not create unique accounts for individual customers, and, in some cases, there may be more than one business customer within a single organization.
Billings
We use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers and our ability to sell subscriptions to our platform to both existing and new customers. Billings represent our total revenue plus the change in deferred revenue in the period, as presented in our consolidated statements of cash flows. Billings in any particular period represent amounts invoiced to our customers and reflect subscription renewals and upsells to existing customers plus sales to new customers. Our pricing and subscription periods vary for business customers and individual customers. Subscription periods for our business customers generally range from one to three years, with a majority being one year, as we only recently began offering subscription periods greater than one year. We typically invoice our business customers in advance in annual installments. Subscription periods for our individual customers range from one month to one year, and we typically invoice them in advance in monthly or annual installments.
We use billings from business customers and our percentage of billings from business customers to measure and monitor our ability to sell subscriptions to our platform to business customers. We believe that billings from business customers will be a significant source of future revenue growth and a key factor affecting our long-term performance. We expect our billings from business customers to continue to increase as a percentage of billings over the long term.
As our billings continue to grow in absolute terms, we expect our billings growth rate to decline over the long term as we achieve scale in our business. As we recognize revenue from subscription fees ratably over the term of the contract, due to the difference in timing of billings received and when we recognize revenue, changes to our billings and billings growth rates are not immediately reflected in our revenue and revenue growth rates.
Dollar-Based Net Retention Rate
We use our dollar-based net retention rate to measure our ability to retain and expand the revenue generated from our existing business customers. Our dollar-based net retention rate compares our subscription revenue from the same set of customers across comparable periods. We calculate our dollar-based net retention rate on a trailing four-quarter basis. To calculate our dollar-based net retention rate, we first calculate the subscription revenue in one quarter from a cohort of customers that were customers at the beginning of the same quarter in the prior fiscal year, or cohort customers. We repeat this calculation for each quarter in the trailing four-quarter period. The numerator for dollar-based net retention rate is the sum of subscription revenue from cohort customers for the four most recent quarters, or numerator period, and the denominator is the sum of subscription revenue from cohort customers for the four quarters preceding the numerator period. Dollar-based net retention rate is the quotient obtained by dividing the numerator by the denominator. Our dollar-based net retention rate was 128% and 117% at December 31, 2018 and 2017, respectively.
Non-GAAP Financial Measures

	Year Ended December 31,
	2015	2016	2017	2018

	(dollars in thousands)
Non-GAAP gross profit	$81,771	$98,265	$124,024	$177,221
Non-GAAP gross margin	75%	75%	74%	76%
Non-GAAP operating loss	$(5,381)	$(71)	$(52,439)	$(54,349)
Free cash flow	$1,699	$(7,927)	$(20,472)	$(18,032)

Non-GAAP Gross Profit and Non-GAAP Gross Margin
Non-GAAP gross profit is a non-GAAP financial measure that we define as gross profit plus equity-based compensation, amortization related to acquired intangible assets, and employer payroll taxes related to employee stock transactions. We define non-GAAP gross margin as our non-GAAP gross profit divided by our revenue. We believe non-GAAP gross profit and non-GAAP gross margin are useful to investors as these metrics generally eliminate the effects of certain items that may vary from company to company for reasons unrelated to overall profitability or operating performance.
See the section below titled “—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using our non-GAAP gross profit and non-GAAP gross margin as a financial measure and for a reconciliation of our non-GAAP gross profit to gross profit, the most directly comparable financial measure calculated in accordance with GAAP.
Non-GAAP Operating Loss
Non-GAAP operating loss is a non-GAAP financial measure that we define as loss from operations plus equity-based compensation, amortization related to acquired intangible assets, and employer payroll taxes related to employee stock transactions. We believe non-GAAP operating loss provides investors with useful information on period-to-period performance as evaluated by management and comparison with our past financial performance. We believe non-GAAP operating loss is useful in evaluating our operating performance compared to that of other companies in our industry, as this metric generally eliminates the effects of certain items that may vary from company to company for reasons unrelated to overall operating performance.
See the section below titled “—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using our non-GAAP operating loss as a financial measure and for a reconciliation of our non-GAAP operating loss to loss from operations, the most directly comparable financial measure calculated in accordance with GAAP.
Free Cash Flow
We define free cash flow as net cash provided by (used in) operating activities less purchases of property and equipment and purchases of our content library and other intangible assets. We consider free cash flow to be an important measure because it measures the amount of cash we spend or generate and reflects changes in our working capital. For the years ended December 31, 2015, 2016, 2017, and 2018, our free cash flow included cash paid for interest on our long-term debt of $6.5 million, $5.5 million, $6.9 million, and $4.3 million, respectively. For the years ended December 31, 2016, 2017 and 2018, our free cash flow was negative as a result of our continued investments to support the growth of our business. We expect our free cash flow to improve as we experience greater scale in our business and improve operational efficiency. We expect to generate positive free cash flow over the long term.
See the section below titled “—Reconciliation of Non-GAAP Financial Measures” for information regarding the limitations of using free cash flow as a financial measure and for a reconciliation of free cash flow to net cash provided by (used in) operations, the most directly comparable financial measure calculated in accordance with GAAP.
Reconciliation of Non-GAAP Financial Measures
We use non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, and free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, and free cash flow should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.
We compensate for these limitations by providing a reconciliation of non-GAAP gross profit, non-GAAP operating loss, and free cash flow to the related GAAP financial measures, gross profit, loss from operations, and net cash provided by (used in) operating activities, respectively. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, and free cash flow in conjunction with their respective related GAAP financial measures.
The following table provides a reconciliation of gross profit to non-GAAP gross profit:

	Year Ended December 31,
	2015	2016	2017	2018

	(dollars in thousands)
Gross profit	$75,177	$91,680	$116,996	$169,479
Equity-based compensation	39	20	20	140
Amortization of acquired intangible assets	6,555	6,565	7,008	7,586
Employer payroll taxes on employee stock transactions	—	—	—	16
Non-GAAP gross profit	$81,771	$98,265	$124,024	$177,221
Gross margin	69%	70%	70%	73%
Non-GAAP gross margin	75%	75%	74%	76%
The following table provides a reconciliation of loss from operations to non-GAAP operating loss:

	Year Ended December 31,
	2015	2016	2017	2018

	(in thousands)
Loss from operations	$(18,757)	$(13,843)	$(82,746)	$(118,513)
Equity-based compensation	5,003	5,738	21,781	54,303
Amortization of acquired intangible assets	8,373	8,034	8,526	8,681
Employer payroll taxes on employee stock transactions	—	—	—	1,180
Non-GAAP operating loss	$(5,381)	$(71)	$(52,439)	$(54,349)
The following table provides a reconciliation of net cash provided by (used in) operating activities to free cash flow:

	Year Ended December 31,
	2015	2016	2017	2018

	(in thousands)
Net cash provided by (used in) operating activities	$11,942	$4,468	$(12,139)	$(5,896)
Less: Purchases of property and equipment	(7,954)	(10,142)	(5,951)	(8,796)
Less: Purchases of content library	(2,289)	(2,253)	(2,382)	(3,340)
Free cash flow	$1,699	$(7,927)	$(20,472)	$(18,032)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Overview
We are a leading provider of technology skill development solutions for businesses and individuals. We enable businesses to innovate in an era of rapid technological change and digital transformation by equipping their employees with the latest technology skills. We provide businesses with visibility into the technical strengths of their workforce, allowing them to better align resources, provide targeted skill development in line with company goals, and advance the skills of individuals and teams.
We started operations in 2004 and focused initially on in-person ILT. Anticipating the increasing demand for online solutions, we began offering online courses in 2008 and shifted entirely to an online delivery model in 2011. Since 2011, we have extended our offering to include new content areas and additional features that have enabled us to expand our addressable market, attract new users, and deepen our foothold within businesses. We have expanded our platform both organically through internal initiatives and through acquisitions, which have all been focused on adding capabilities to our offerings. All of our features and content areas are fully integrated into our platform, allowing a seamless and unified experience for our customers.
The following is a timeline of certain key events in our history:

We derive substantially all of our revenue from the sale of subscriptions to our platform. We offer four subscription levels to our platform: individual, professional, individual premium, and enterprise, which vary by the capabilities provided. Our published pricing ranges from $579 to $779 per user per year for business subscriptions. We offer individual users standard subscriptions to our platform for $35 per month or $299 per year. We also offer individual users a premium subscription at $449 per year.
Our additions and improvements to our product offering have allowed us to accelerate our revenue growth and enabled us to deepen our relationships with our business customers. We sell subscriptions to our platform primarily to business customers through our direct sales team, as well as through our website. We also sell subscriptions to our platform to individual customers directly through our website. In addition, small teams often represent the “top of the funnel” for larger deployments, bringing our technology into their workplaces and proliferating usage of our platform within their companies. For the year ended December 31, 2018, 85% of our billings came from business customers, compared to 79% for the year ended December 31, 2017. We expect business customers to represent an increasing percentage of our billings and revenue in the future.

We are focused on attracting businesses, particularly large enterprises, to our platform and expanding their use of our platform over time. Our efforts to expand sales to large enterprises are particularly evident among companies within the Fortune 500. As of December 31, 2018, our business customers included more than 340 of the 2018 Fortune 500. As the chart below illustrates, the billings from our business customers that were included in the 2018 Fortune 500 list, including new 2018 Fortune 500 customers that we acquired after 2013, increased in the aggregate by 18.1 times from the billings we generated from those same companies in 2013.

Increase in 2018 Fortune 500 Customer Billings
BILLINGS INDEXED TO 2013
New 2018 Fortune 500 Customers
Existing 2018 Fortune 500 Customers
18.1x
8.7x
9.4x
1.0x
2013
2018

We believe that there exists a significant opportunity to drive sales to large enterprises, including expanding relationships with existing customers and attracting new customers. Our ability to attract large enterprises to our platform and to expand their use of our platform will be important for the success of our business and our results of operations.
Our pricing and subscription periods vary for business customers and individual customers. Subscription periods for our business customers generally range from one to three years, with a majority being one year. We typically invoice our business customers in advance in annual installments. Subscription periods for our individual customers range from one month to one year, and we invoice them in advance monthly or annually, with 47% of our billings from individual customers for the year ended December 31, 2018 being derived from annual subscriptions. For all customers, we recognize revenue from subscription fees ratably over the term of the contract. We typically experience a higher volume of billings in the fourth quarter of each year.
We have invested, and expect to continue to invest, in expanding our platform to include new course content and additional features, such as enhanced skill and role assessments and business analytics. A substantial portion of our cost of revenue relates to author fees. We utilize a revenue-sharing model for our author fees, with the fee paid to authors for each course determined based on the amount of time that our users view the course, the fee rate, and the revenue we generate from the course. As a result, we expect our author fees to increase in absolute dollars as a growing number of users view our courses and our revenue increases, though we expect our author fees to decline as a percentage of revenue over the long term. We believe that our revenue-sharing model allows us to most effectively attract and retain authors, which is critical to the growth of our business.

We have achieved significant growth in recent periods. For the years ended December 31, 2016, 2017, and 2018, our billings were $149.2 million, $205.8 million, and $293.6 million, respectively, representing year-over-year growth of 15%, 38%, and 43%, respectively. Our billings from business customers for the same periods were $104.9 million, $163.0 million, and $248.2 million, respectively, representing year-over-year growth of 25%, 55%, and 52%, respectively. For the years ended December 31, 2016, 2017, and 2018, our revenue was $131.8 million, $166.8 million, and $232.0 million, respectively, and our net loss was $20.6 million, $96.5 million, and $128.6 million, respectively, which reflects our substantial investments in the future growth of our business.
We are building our business to generate strong free cash flow over the long term. For the years ended December 31, 2016, 2017, and 2018, cash provided by (used in) operations was $4.5 million, ($12.1 million), and ($5.9 million), respectively. For the years ended December 31, 2016, 2017, and 2018, our free cash flow was ($7.9 million), ($20.5 million), and ($18.0 million), respectively, and our free cash flow included cash payments for interest on our long-term debt of $5.5 million, $6.9 million, and $4.3 million, respectively. We expect our free cash flow to improve as we experience greater scale in our business and improve operational efficiency. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a description of free cash flow and for a reconciliation of free cash flow to net cash provided by (used in) operations, the most directly comparable financial measure calculated in accordance with GAAP.
In May 2018, we completed our IPO of 23,805,000 shares of Class A common stock at a public offering price of $15.00 per share. We received $332.1 million in proceeds, net of underwriting discounts and commissions, which we used to purchase LLC Units from Pluralsight Holdings at a price per unit equal to the IPO price. Following the IPO, we caused Pluralsight Holdings to repay in full its outstanding long-term debt of $137.7 million.
Factors Affecting Our Performance
We believe that the growth of our business and our future success are dependent upon many factors. While each of these factors presents significant opportunities for us, these factors also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations.
Pace of Adoption of Cloud-Based Skill Development Solutions by Businesses
Our ability to grow our customer base and drive market adoption of our platform is affected by the overall demand for cloud-based skill development solutions by businesses. The market for cloud-based skill development is less mature than the market for in-person ILT, and potential customers may be slow or unwilling to migrate from these legacy approaches. We believe that, as technology becomes increasingly critical to business operations, the need for cloud-based skill development solutions, particularly an integrated enterprise-grade platform such as ours, will increase and our customer base and the breadth and deployment of usage in our customer base will also increase. Furthermore, we believe that we have established a leadership position in the market for cloud-based technology learning. However, it is difficult to predict customer adoption rates and demand, the future growth rate and size of the market for cloud-based skill development solutions, or the entry of competitive solutions.
Expansion and Penetration of Our Customer Base
Our efforts to grow our business are focused primarily on business customers, particularly large enterprises. We deploy a land-and-expand strategy with our business customers that focuses on acquiring new customers and efficiently growing our relationships with existing customers, beginning with either individual users or departmental deployments. Our platform is used by individuals, developer groups, IT departments, line of business users, and human resources departments. Historically, we have expanded from individual to department to multi-department to enterprise-wide sales as our value is evangelized and proven within businesses. Building upon this success, we believe significant opportunity exists for us to acquire new customers, as well as expand our existing customers’ use of our platform by identifying new use cases in additional departments and divisions and increasing the size of deployments within our existing customers’ businesses. We often enter into customized contractual arrangements with our business customers, particularly large enterprises, in which we offer more favorable pricing terms in exchange for larger total contract values that accompany larger deployments. As we drive a greater portion of our revenue through our deployments with business customers, we expect that our revenue will continue to grow significantly but the price we charge business customers per user may decline. This may result in reduced margins in the future if our cost of revenue increases. Our business and results of operations will depend on our ability to continue to drive higher usage of our platform within our existing customer base and our ability to add new customers.
As the chart below illustrates, we have a history of attracting new business customers and expanding their use of our platform over time. Specifically, the chart below illustrates the total billings of each cohort over the periods presented with each cohort representing customers who made their first purchase from us in a given fiscal year. For example, the 2014 cohort includes all business customers that purchased their first subscription from us between January 1, 2014 and December 31, 2014. The 2013 cohort combines all customer cohorts that purchased their first subscription from us on or prior to December 31, 2013. Our billings from business customers for the 2013 cohort, 2014 cohort, 2015 cohort, 2016 cohort, and 2017 cohort in 2018 represent an increase over each cohort’s initial aggregate billings by 3.1x, 2.1x, 1.7x, 1.2x, and 1.3x respectively.

Billings from Business Customers[1] by Cohort

2018 Cohort
2017 Cohort
2016 Cohort
2015 Cohort
2014 Cohort
2013 and Earlier Cohort
2012
2013
2014
2015
2016
2017
2018

(1) The chart above excludes billings for multi-year subscriptions which are paid up front and billings for content creation or other services.

Our ability to upsell our platform across our business customers, particularly our enterprise customers, and expand such customers’ usage of our platform across their organizations, is further highlighted by our strong dollar-based net retention rate. Our dollar-based net retention rate was 117% and 128% at December 31, 2017 and 2018, respectively.
Investments in Growth
We believe that we are only beginning to penetrate our market opportunity, particularly with Global 2000 enterprise customers, and we intend to continue to invest in our future growth. We have invested, and expect to continue to invest, in our sales and marketing organization to increase sales to existing customers and acquire new customers. We also plan to continue to expand our course library, including content in new subject areas, such as technical engineering, big data, and vertical software, to address the most relevant topics for our existing users and to attract new users to our platform. We have also made investments, both organically and through acquisitions, to extend our platform capabilities and expand our course library, and expect to continue to do so in the future. Any investments we make in our sales and marketing organization, in developing new content, and in expanding our platform capabilities, will occur in advance of experiencing benefits from such investments, making it difficult to determine if we are efficiently allocating our resources in these areas.

Expansion of Our International Footprint
We generated 35% and 36% of our revenue outside the United States during the years ended December 31, 2017 and 2018, respectively. We see a significant opportunity to expand our offerings into other regions, particularly where there are large developer groups for multi-national organizations. We have invested, and plan to continue to invest, in personnel and marketing efforts to support our international growth, particularly in Europe. We recently expanded our operations to Ireland as part of our strategy to build our business and drive customer growth in Europe.
Key Business Metrics
We monitor business customers, billings, and certain related key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

				Growth Rate
	Year Ended December 31,			Year Ended December 31,
	2016	2017	2018	2017	2018

	(dollars in thousands)
Business customers (end of period)	12,043	14,463	16,756	20%	16%
Billings	$149,231	$205,807	$293,583	38%	43%
Billings from business customers	$104,861	$162,965	$248,159	55%	52%
% of billings from business customers	70%	79%	85%
Business Customers
We use the number of business customers to measure and monitor the growth of our business and the success of our sales and marketing activities, and believe that the growth of our business customer base is indicative of our long-term billings and revenue growth potential. We define a business customer as a unique account in our customer relationship management system that had an active paying subscription at the end of the period presented. Each unique account in our customer relationship management system is considered a unique business customer as the system does not create unique accounts for individual customers, and, in some cases, there may be more than one business customer within a single organization.
Billings
We use billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers and our ability to sell subscriptions to our platform to both existing and new customers. Billings represent our total revenue plus the change in deferred revenue in the period, as presented in our consolidated statements of cash flows. Billings in any particular period represent amounts invoiced to our customers and reflect subscription renewals and upsells to existing customers plus sales to new customers. Our pricing and subscription periods vary for business customers and individual customers. Subscription periods for our business customers generally range from one to three years, with a majority being one year, as we only recently began offering subscription periods greater than one year. We typically invoice our business customers in advance in annual installments. Subscription periods for our individual customers range from one month to one year and we typically invoice them in advance in monthly or annual installments.
We use billings from business customers and our percentage of billings from business customers to measure and monitor our ability to sell subscriptions to our platform to business customers. We believe that billings from business customers will be a significant source of future revenue growth and a key factor affecting our long-term performance. We expect our billings from business customers to continue to increase as a percentage of billings over the long term.
As our billings continue to grow in absolute terms, we expect our billings growth rate to decline over the long term as we achieve scale in our business. As we recognize revenue from subscription fees ratably over the term of the contract, due to the difference in timing of billings received and when we recognize revenue, changes to our billings and billings growth rates are not immediately reflected in our revenue and revenue growth rates.

Components of Results of Operations
Revenue
We derive substantially all of our revenue from the sale of subscriptions to our platform. A small portion of our revenue is derived from providing professional services, which generally consist of content creation or other consulting services. Amounts that have been invoiced are initially recorded as deferred revenue and are recognized ratably as revenue over the subscription period. Subscription terms typically range from one year to three years for business customers and one month to one year for individual customers, and begin on the date access to our platform is made available to the customer. Nearly all of our subscriptions to business customers are billed in annual installments even if customers are contractually committed by multi-year agreements.
Cost of Revenue, Gross Profit and Gross Margin
Cost of revenue includes certain direct costs associated with delivering our platform and includes costs for author fees, amortization of our content library, hosting and delivery fees, merchant processing fees, depreciation of capitalized software development costs for internal-use software, employee-related costs, including equity-based compensation expense associated with our customer support organization, and third-party transcription costs.
Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by various factors, including the mix of subscriptions we sell, the costs of author fees and costs associated with third-party hosting services, and the extent to which we expand our customer support and professional services organizations. We expect our gross margin to increase over the long term primarily due to a decrease in author fees as a percentage of revenue, although our gross margin may fluctuate from period to period depending on the interplay of the factors described above.
Operating Expenses
Our operating expenses are classified as sales and marketing, technology and content, and general and administrative. For each of these categories, the largest component is employee-related costs, which include salaries and bonuses, equity-based compensation expense, and employee benefit costs. We allocate shared overhead costs such as information technology infrastructure and facility-related costs based on headcount in that category.
Sales and Marketing
Sales and marketing expenses consist primarily of employee compensation costs of our sales and marketing employees, including salaries, benefits, bonuses, commissions, equity-based compensation expense, and allocated overhead costs. Commissions earned by our sales force are expensed as incurred. Other sales and marketing costs include user events, search engine and email marketing, content syndication, lead generation, and online banner and video advertising. The increases in sales and marketing expenses were driven primarily by increased employee compensation costs as we added headcount to support our growth as well as increased marketing and event related costs, including for Pluralsight LIVE, our user conference. We expect that our sales and marketing expenses will increase in absolute dollars for the foreseeable future and, in the near term, may increase as a percentage of our revenue as we hire additional sales and marketing personnel, increase our marketing activities, and grow our domestic and international operations. Additionally, our sales and marketing expenses may fluctuate as a percentage of our revenue from period to period depending on the timing of expenditures. However, we expect sales and marketing expenses to decrease as a percentage of revenue over the long term.
Technology and Content
Technology costs consist principally of research and development activities including personnel costs, consulting services, other costs associated with platform development efforts, and allocated overhead costs. Content costs consist principally of personnel costs and other activities associated with content development, course production, curriculum direction, and allocated overhead costs. Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software, including software used to upgrade and enhance our platform and applications supporting our business, which are capitalized and amortized over the estimated useful lives of one to three years. The increases in technology and content expenses were driven primarily by increased employee compensation costs as we added headcount to support our growth. We expect that our technology and content expenses will increase in absolute dollars for the foreseeable future and, in the near term, may increase as a percentage of our revenue as we continue to increase the functionality of and enhance our platform and develop new content and features. Additionally our technology and content expense may fluctuate as a percentage of our revenue from period to period depending on the timing of expenditures. However, we expect technology and content expenses to decrease as a percentage of revenue over the long term.
General and Administrative
General and administrative expenses consist of personnel costs and related expenses for executive, finance, legal, people operations, and administrative personnel, including salaries, benefits, bonuses, and equity-based compensation expense; professional fees for external legal, accounting, recruiting, and other consulting services; and allocated overhead costs. The increases in general and administrative expenses were driven primarily by increased employee compensation costs as we added headcount to support our growth as well as certain one-time equity-based compensation charges related to equity transactions involving two of our co-founders. We have incurred and expect to incur additional general and administrative expenses as a result of our UP-C structure, including additional tax, accounting, and legal expenses, and operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and listing standards of the applicable stock exchange, additional insurance expenses, investor relations activities, and increased legal, audit, and consulting fees. We also expect to increase the size of our general and administrative function to support our increased compliance requirements and the growth of our business. As a result, we expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future and, in the near term, may increase as a percentage of our revenue. Additionally, our general and administrative expenses may fluctuate as a percentage of our revenue from period to period depending on the timing of expenditures. However, we expect general and administrative expenses to decrease as a percentage of revenue over the long term.
Other (Expense) Income
Other (expense) income consists primarily of interest expense on long-term debt, losses related to the extinguishment of our long-term debt, interest income on cash and cash equivalents, and gains or losses on foreign currency transactions. We used a portion of our IPO proceeds to repay our long-term debt, which has and will result in decreases to interest expense. In the future, we also expect interest income to increase as a result of our increased cash balance.

Results of Operations
The following tables set forth selected consolidated statements of operations data and such data as a percentage of revenue for each of the periods indicated:

	Year Ended December 31,
	2016	2017	2018

	(in thousands)
Revenue	$131,841	$166,824	$232,029
Cost of revenue(1)(2)	40,161	49,828	62,550
Gross profit	91,680	116,996	169,479
Operating expenses(1)(2):
Sales and marketing	51,234	103,478	153,643
Technology and content	36,159	49,293	65,998
General and administrative	18,130	46,971	68,351
Total operating expenses	105,523	199,742	287,992
Loss from operations	(13,843)	(82,746)	(118,513)
Other (expense) income:
Interest expense	(6,320)	(11,665)	(6,826)
Loss on debt extinguishment	—	(1,882)	(4,085)
Other income, net	45	81	1,504
Loss before income taxes	(20,118)	(96,212)	(127,920)
Provision for income taxes	(494)	(324)	(664)
Net loss	$(20,612)	$(96,536)	$(128,584)
________________

(1)	Includes equity-based compensation expense as follows:

	Year Ended December 31,
	2016	2017	2018

	(in thousands)
Cost of revenue	$20	$20	$140
Sales and marketing	1,462	2,624	14,330
Technology and content	2,050	1,966	8,747
General and administrative	2,206	17,171	31,086
Total equity-based compensation	$5,738	$21,781	$54,303

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,
	2016	2017	2018

	(in thousands)
Cost of revenue	$6,565	$7,008	$7,586
Sales and marketing	643	721	389
Technology and content	706	706	706
General and administrative	120	91	—
Total amortization of acquired intangible assets	$8,034	$8,526	$8,681

	Year Ended December 31,
	2016	2017	2018

Revenue	100%	100%	100%
Cost of revenue	30	30	27
Gross profit	70	70	73
Operating expenses:
Sales and marketing	39	62	66
Technology and content	27	30	28
General and administrative	14	28	29
Total operating expenses	80	120	123
Loss from operations	(10)	(50)	(50)
Other (expense) income:
Interest expense	(5)	(7)	(3)
Loss on debt extinguishment	—	(1)	(2)
Other income, net	—	—	1
Loss before income taxes	(15)	(58)	(54)
Provision for income taxes	—	—	—
Net loss	(15)%	(58)%	(54)%
Years Ended December 31, 2017 and 2018
Revenue

	Year Ended December 31,		Change
	2017	2018	Amount	%

	(dollars in thousands)
Revenue	$166,824	$232,029	$65,205	39%
Revenue was $232.0 million for the year ended December 31, 2018, compared to $166.8 million for the year ended December 31, 2017, an increase of $65.2 million, or 39%. The increase in revenue was primarily due to a $62.9 million, or 50%, increase in revenue from business customers, driven by an increase of 2,293 business customers from 14,463 business customers as of December 31, 2017 to 16,756 business customers as of December 31, 2018, as well as increased sales to our existing business customers, as evidenced by our dollar-based net retention rate of 128% for the year ended December 31, 2018. In addition, revenue from individual customers increased by $2.3 million as a result of an increase in price on our individual monthly subscription fee and the release of our premium individual subscription product.
Cost of Revenue and Gross Profit

	Year Ended December 31,		Change
	2017	2018	Amount	%

	(dollars in thousands)
Cost of revenue	$49,828	$62,550	$12,722	26%
Gross profit	116,996	169,479	52,483	45%
Cost of revenue was $62.6 million for the year ended December 31, 2018, compared to $49.8 million for the year ended December 31, 2017, an increase of $12.7 million, or 26%. The increase in cost of revenue was primarily due to an increase of $7.6 million in author fees, consistent with our revenue growth, an increase of $1.3 million in depreciation of capitalized software development costs primarily due to an increase in amounts capitalized for internal-use software related to features added to our platform, an increase of $1.1 million in amortization of acquired intangible assets and course creation costs and an increase of $1.1 million in hosting and delivery fees to accommodate our growing customer base.
Gross profit was $169.5 million for the year ended December 31, 2018, compared to $117.0 million for the year ended December 31, 2017, an increase of $52.5 million, or 45%. The increase in gross profit was the result of the increase in our revenue during the year ended December 31, 2018. Gross margin increased from 70% for the year ended December 31, 2017 to 73% for the year ended December 31, 2018 due to a decrease in amortization of acquired intangible assets and a decrease in author fees as a percentage of revenue.
Operating Expenses

	Year Ended December 31,		Change
	2017	2018	Amount	%

	(dollars in thousands)
Sales and marketing	$103,478	$153,643	$50,165	48%
Technology and content	49,293	65,998	16,705	34%
General and administrative	46,971	68,351	21,380	46%
Total operating expenses	$199,742	$287,992	$88,250	44%
Sales and Marketing
Sales and marketing expenses were $153.6 million for the year ended December 31, 2018, compared to $103.5 million for the year ended December 31, 2017, an increase of $50.2 million, or 48%. The increase was primarily due to an increase of $45.1 million in employee compensation costs, including an increase in equity-based compensation expense of $11.7 million, as we added headcount to support our growth. Of the increase in equity-based compensation expense, $1.6 million was related to a cumulative catch-up adjustment recorded upon completion of the IPO as the vesting condition for certain RSUs, was satisfied by the expiration of the lock-up period following the IPO. In addition, there was an increase of $5.2 million related to allocated overhead costs primarily driven by our headcount growth and an increase of $2.7 million due to additional travel expenses primarily driven by our additional headcount. These increases were partially offset by a decrease of $3.0 million in marketing and event costs, as a result of optimizing our digital marketing expenditures to more efficient channels.
Technology and Content
Technology and content expenses were $66.0 million for the year ended December 31, 2018, compared to $49.3 million for the year ended December 31, 2017, an increase of $16.7 million, or 34%. The increase was primarily due to an increase of $16.3 million in employee compensation costs, including an increase in equity-based compensation expense of $6.8 million, as we added headcount to support our growth. Of the increase in equity-based compensation expense, $0.9 million was related to a cumulative catch-up adjustment recorded upon completion of the IPO as the vesting condition for certain RSUs satisfied by the expiration of the lock-up period following the IPO was satisfied. In addition, there was an increase of $1.7 million related to allocated overhead costs primarily driven by our headcount growth. These increases were offset by an increase of $1.6 million in capitalized software development costs.
General and Administrative
General and administrative expenses were $68.4 million for the year ended December 31, 2018, compared to $47.0 million for the year ended December 31, 2017, an increase of $21.4 million, or 46%. The increase was primarily due to an increase of $17.0 million in employee compensation costs, including $13.9 million in equity-based compensation expense, as we added headcount to support our growth. Of the increase in equity-based compensation expense, $5.3 million was related to a cumulative catch-up adjustment recorded upon completion of the IPO as the vesting condition for certain RSUs satisfied by the expiration of the lock-up period following the IPO was satisfied. In addition, there was an increase of $2.6 million related to allocated overhead costs primarily driven by our headcount growth and an increase of $1.5 million for professional services primarily driven by the additional costs of operating as a public company.
Other (Expense) Income

	Year Ended December 31,		Change
	2017	2018	Amount	%

	(dollars in thousands)
Interest expense	$(11,665)	$(6,826)	$4,839	(41)%
Loss on debt extinguishment	(1,882)	(4,085)	(2,203)	117%
Other income, net	81	1,504	1,423	1,757%
Interest expense decreased primarily as a result of our repayment of long-term debt in May 2018. In connection with the repayment, we incurred a loss on debt extinguishment of $4.1 million.
Other income, net was $1.5 million for the year ended December 31, 2018, compared to $0.1 million for the year ended December 31, 2017, an increase of $1.4 million. The increase was primarily due to additional interest income earned from our increased cash equivalents as a result of net proceeds from our IPO.
Years Ended December 31, 2016 and 2017
Revenue

	Year Ended December 31,		Change
	2016	2017	Amount	%

	(dollars in thousands)
Revenue	$131,841	$166,824	$34,983	27%
Revenue was $166.8 million for the year ended December 31, 2017, compared to $131.8 million for the year ended December 31, 2016, an increase of $35.0 million, or 27%. The increase in revenue was primarily due to a $36.2 million, or 41%, increase in revenue from business customers, driven by an increase of 2,420 business customers from 12,043 business customers as of December 31, 2016 to 14,463 business customers as of December 31, 2017, as well as increased sales to our existing business customers as evidenced by our 117% dollar-based net retention rate for the year ended December 31, 2017, partially offset by a $1.2 million decrease in revenue from individual customers, driven, in part, by our strategic shift to focus more of our sales and marketing efforts on business customers.
Cost of Revenue and Gross Profit

	Year Ended December 31,		Change
	2016	2017	Amount	%

	(dollars in thousands)
Cost of revenue	$40,161	$49,828	$9,667	24%
Gross profit	91,680	116,996	25,316	28%
Cost of revenue was $49.8 million for the year ended December 31, 2017, compared to $40.2 million for the year ended December 31, 2016, an increase of $9.7 million, or 24%. The increase in cost of revenue was primarily due to an increase of $6.2 million in author fees, an increase of $1.1 million in hosting and delivery fees to accommodate our growing customer base, an increase of $0.7 million in depreciation of capitalized software development costs primarily due to an increase in amounts capitalized for internal-use software related to features added to our platform, an increase of $0.6 million in amortization of acquired intangible assets and course creation costs, and an increase of $0.4 million in employee-related costs related to increased customer support headcount.

Gross profit was $117.0 million for the year ended December 31, 2017, compared to $91.7 million for the year ended December 31, 2016, an increase of $25.3 million, or 28%. The increase in gross profit was the result of the increase in our revenue during the year ended December 31, 2017. Gross margin remained consistent at 70% for each of the years ended December 31, 2016 and 2017.
Operating Expenses

	Year Ended December 31,		Change
	2016	2017	Amount	%

	(dollars in thousands)
Sales and marketing	$51,234	$103,478	$52,244	102%
Technology and content	36,159	49,293	13,134	36%
General and administrative	18,130	46,971	28,841	159%
Total operating expenses	$105,523	$199,742	$94,219	89%
Sales and Marketing
Sales and marketing expenses were $103.5 million for the year ended December 31, 2017, compared to $51.2 million for the year ended December 31, 2016, an increase of $52.2 million, or 102%. The increase was primarily due to an increase of $36.3 million in employee compensation costs, including an increase in equity-based compensation expense of $1.2 million, as we added headcount to support our growth. In addition, there was an increase of $9.3 million in marketing and event costs, including for Pluralsight LIVE, our first-ever user conference, an increase of $4.1 million related to allocated overhead costs driven by our headcount growth, and an increase of $2.3 million due to additional travel expenses related to additional headcount.
Technology and Content
Technology and content expenses were $49.3 million for the year ended December 31, 2017, compared to $36.2 million for the year ended December 31, 2016, an increase of $13.1 million, or 36%. The increase was primarily due to an increase of $12.6 million in employee compensation costs, including an increase in equity-based compensation expense of $0.2 million, as we added headcount to support our growth, and an increase of $0.7 million related to allocated overhead costs primarily driven by our headcount growth, partially offset by an increase of $0.3 million in capitalized software development costs.
General and Administrative
General and administrative expenses were $47.0 million for the year ended December 31, 2017, compared to $18.1 million for the year ended December 31, 2016, an increase of $28.8 million, or 159%. The increase was primarily due to an increase of $10.5 million in employee compensation costs, including an additional $2.9 million in equity-based compensation expense, primarily due to additional headcount to support our growth, as well as one-time non-cash equity-based compensation charges of $9.9 million associated with a sale of common units held by an affiliate of one of our co-founders to certain of our existing investors at a price in excess of fair value, and $2.1 million related to the conversion of common units of Pluralsight Holdings into Class B common units of Pluralsight Holdings for our co-founder and Chief Executive Officer. In addition, there was an increase of $3.6 million related to allocated overhead costs primarily driven by our headcount growth and an increase of $1.8 million for professional services.

Other (Expense) Income

	Year Ended December 31,		Change
	2016	2017	Amount	%

	(dollars in thousands)
Interest expense	$(6,320)	$(11,665)	$(5,345)	85%
Loss on debt extinguishment	—	(1,882)	(1,882)	NM
Other income, net	45	81	36	80
Interest expense increased primarily as a result of increased borrowings of long-term debt and higher interest rates. As of December 31, 2017, we had a principal balance of $116.6 million in long-term debt outstanding, compared to $85.0 million as of December 31, 2016. The interest rate on the long-term debt outstanding as of December 31, 2016 and 2017 was 5.50% and 10.20%, respectively. We also incurred a loss on debt extinguishment resulting from the refinancing of our long-term debt in June 2017. This loss is primarily the result of unamortized debt issuance costs and accrued interest on the date of extinguishment.

Quarterly Results of Operations
The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2018, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as Pluralsight, Inc.’s audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments necessary for the fair statement of the results of operations for these periods in accordance with GAAP. This data should be read in conjunction with Pluralsight Inc.’s audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our results of operations for a full year or any future period.

	Three Months Ended
	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018

	(in thousands, except per share amounts)
Revenue	$37,239	$38,891	$43,286	$47,408	$49,644	$53,572	$61,553	$67,260
Cost of revenue(1)(2)	11,209	11,887	12,582	14,150	14,886	15,890	15,331	16,443
Gross profit	26,030	27,004	30,704	33,258	34,758	37,682	46,222	50,817
Operating expenses(1)(2):
Sales and marketing	17,826	23,018	29,410	33,224	29,467	38,933	41,392	43,851
Technology and content	10,205	11,326	12,448	15,314	13,325	16,493	17,227	18,953
General and administrative	6,267	9,412	19,094	12,198	11,292	19,448	17,398	20,213
Total operating expenses	34,298	43,756	60,952	60,736	54,084	74,874	76,017	83,017
Loss from operations	(8,268)	(16,752)	(30,248)	(27,478)	(19,326)	(37,192)	(29,795)	(32,200)
Other (expense) income:
Interest expense	(1,527)	(3,597)	(3,252)	(3,289)	(3,710)	(2,424)	(342)	(350)
Loss on debt extinguishment	—	(1,882)	—	—	—	(4,085)	—	—
Other income (expense), net	48	21	55	(43)	(13)	48	654	815
Loss before income taxes	(9,747)	(22,210)	(33,445)	(30,810)	(23,049)	(43,653)	(29,483)	(31,735)
Provision for income taxes	(58)	(68)	(90)	(108)	(109)	(143)	(254)	(158)
Net loss	$(9,805)	$(22,278)	$(33,535)	$(30,918)	$(23,158)	$(43,796)	$(29,737)	$(31,893)
Net loss per share, basic and diluted(3)						$(0.19)	$(0.23)	$(0.24)
________________

(1)	Includes equity-based compensation expense as follows:

	Three Months Ended
	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018

	(in thousands)
Cost of revenue	$5	$5	$5	$5	$—	$46	$40	$54
Sales and marketing	664	715	631	614	539	4,432	4,372	4,987
Technology and content	464	526	499	477	381	2,668	2,790	2,908
General and administrative	579	3,133	11,762	1,697	2,453	10,409	8,842	9,382
Total equity-based compensation	$1,712	$4,379	$12,897	$2,793	$3,373	$17,555	$16,044	$17,331

(2)	Includes amortization of acquired intangible assets as follows:

	Three Months Ended
	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018

	(in thousands)
Cost of revenue	$1,642	$1,642	$1,642	$2,082	$2,962	$2,961	$880	$783
Sales and marketing	161	161	161	238	195	194	—	—
Technology and content	176	176	176	178	176	177	176	177
General and administrative	27	27	27	10	—	—	—	—
Total amortization of acquired intangible assets	$2,006	$2,006	$2,006	$2,508	$3,333	$3,332	$1,056	$960

(3)
Represents net loss per share of Class A common stock and weighted-average shares of Class A common stock outstanding for only the periods following the Reorganization Transactions and Pluralsight, Inc.'s IPO described in Note 1—Organization and Description of Business and Note 13—Net Loss Per Share from Pluralsight, Inc.’s consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018

Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	30	31	29	30	30	30	25	24
Gross profit	70	69	71	70	70	70	75	76
Operating expenses:
Sales and marketing	48	59	68	70	59	73	67	65
Technology and content	27	29	29	32	27	31	28	28
General and administrative	17	24	44	26	23	36	28	30
Total operating expenses	92	112	141	128	109	140	123	123
Loss from operations	(22)	(43)	(70)	(58)	(39)	(70)	(48)	(47)
Other (expense) income:
Interest expense	(4)	(9)	(8)	(7)	(7)	(5)	(1)	(1)
Loss on debt extinguishment	—	(5)	—	—	—	(8)	—	—
Other (expense) income, net	—	—	—	—	—	—	1	1
Loss before income taxes	(26)	(57)	(78)	(65)	(46)	(83)	(48)	(47)
Provision for income taxes	—	—	—	—	—	—	—	—
Net loss	(26)%	(57)%	(78)%	(65)%	(46)%	(83)%	(48)%	(47)%
Quarterly Revenue Trends
Our quarterly revenue increased sequentially for all periods presented due primarily to increases in billings from sales of subscriptions to our platform to business customers.
Quarterly Costs and Expenses Trends
Cost of revenue generally increased sequentially for all periods presented due primarily to the continued expansion of our content library and related author fees, hosting and delivery, and increased employee headcount within our customer support organization. For the three months ended September 30, 2018, cost of revenue decreased compared to the three months ended June 30, 2018, in part because of a decrease in amortization of acquired intangible assets.
Our operating expenses generally increased sequentially across the quarters presented, primarily due to the addition of personnel to support our growth. For the three months ended March 31, 2018, operating expenses decreased compared to the three months ended December 31, 2017, in part because of a decrease in bonus expense due to us exceeding our internal billings targets during the three months ended December 31, 2017 and accruing additional bonus amounts payable to employees for that period.
Sales and marketing expenses generally increased sequentially across the quarters presented, primarily due to the addition of personnel, increased field event costs, and increased marketing campaigns to support the growth of our business. For the three months ended June 30, 2017, September 30, 2017, December 31, 2017, and June 30, 2018, sales and marketing expenses increased significantly compared to the preceding three-month periods due to increased headcount to support our efforts to increase sales of subscriptions to our platform to business customers. In addition, sales and marketing costs increased during each the three months ended September 30, 2017 and September 30, 2018, which we attribute, in part, to Pluralsight LIVE, our annual user conference.
Our technology and content expenses generally increased sequentially across the quarters presented, primarily due to the addition of personnel to support expanded operations and the development of our platform.
Our general and administrative expenses generally increased sequentially across the quarters presented, primarily due to the addition of personnel to support our growth. General and administrative expenses increased significantly in the three months ended June 30, 2017, due to an equity-based compensation charge resulting from the exchange of common units of Pluralsight Holdings for Class B common units of Pluralsight Holdings for our co-founder, Chief Executive Officer, and Chairman. General and administrative expenses also increased significantly during the three months ended September 30, 2017, due to a one-time equity-based compensation charge resulting from certain of our existing investors purchasing common units of Pluralsight Holdings from an affiliate of one of our co-founders at a price in excess of fair value. In addition, general and administrative expenses decreased during the three months ended September 30, 2018 as compared to the three months ended June 30, 2018 in part due to a cumulative catch-up adjustment to equity-based compensation expense as a result of the IPO.
Seasonality
Our quarterly results of operations may fluctuate due to various factors affecting our performance. We have historically experienced seasonality in terms of when we enter into agreements with customers. We typically enter into a higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter of each year and usually during the last month of the quarter. The increase in customer agreements entered into in the fourth quarter is generally attributable to large enterprise buying patterns typical in the software industry. During the fourth quarter of 2018, we recognized 29% of our revenue, and recorded 34% of our total billings and 35% of our billings from business customers for 2018. As the terms of most of our customer agreements are measured in full year increments, agreements initially entered into in the fourth quarter will generally come up for renewal at that same time in subsequent years. This seasonality is reflected in our billings, and to a lesser extent, our revenue. We recognize revenue from subscription fees ratably over the term of the contract. Therefore, changes in our contracting activity in the near term may not impact changes to our reported revenue until future periods.
Key Business Metrics

	Three Months Ended
	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018

	(dollars in thousands)
Business customers(1) (end of period)	12,580	13,214	13,887	14,463	14,830	15,507	16,185	16,756
Billings(2)	$38,883	$46,029	$50,005	$70,890	$55,419	$65,297	$72,243	$100,624
Billings from business customers	$29,327	$35,845	$39,920	$57,873	$45,252	$54,623	$61,143	$87,141
% of billings from business customers	75%	78%	80%	82%	82%	84%	85%	87%
________________

(1)	See the section titled “—Key Business Metrics—Business customers” for additional information.

(2)	See the section titled “—Key Business Metrics—Billings” for additional information.

Liquidity and Capital Resources
As of December 31, 2018, our principal sources of liquidity were cash, cash equivalents, and restricted cash totaling $211.1 million, which were held for working capital purposes. Our cash equivalents are comprised primarily of money market funds. Our restricted cash is primarily related to a deposit required to be maintained as a result of our lease obligations related to our future headquarters. Since our inception, we have financed our operations primarily through private sales of equity securities, long-term debt facilities, and our net cash provided by operating activities. In May 2018, we completed our IPO of 23,805,000 shares of Class A common stock at a public offering price of $15.00 per share. We received $332.1 million in proceeds, net of underwriting discounts and commissions, which we used to purchase newly issued LLC Units from Pluralsight Holdings at a price per unit equal to the IPO price, net of underwriting discounts and commissions.
Following the IPO, we caused Pluralsight Holdings to repay in full its outstanding long-term debt of $137.7 million and incurred a loss on debt extinguishment of $4.1 million in connection with the repayment.
During the years ended December 31, 2016, 2017, and 2018, our free cash flow was negative as a result of our continued investments to support the growth of our business. We expect to continue such investments in order to sustain our growth. We expect that our free cash flow, along with our cash, cash equivalents, and restricted cash balances, will enable us to make such investments for the foreseeable future. We expect our free cash flow to improve as we experience greater scale in our business and improve operational efficiency, as well as eliminate cash paid for interest as a result of the debt repayment in May 2018. We expect to generate positive free cash flow over the long term.
We believe our existing cash, cash equivalents, and restricted cash will be sufficient to meet our projected operating requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our pace of growth, subscription renewal activity, the timing and extent of spend to support the expansion of sales and marketing activities, technology and content efforts, and the continuing market acceptance of our platform. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected.
In connection with the IPO and our UP-C structure, we entered into the TRA. As a result of the TRA, we are obligated to pass along some of these tax benefits and cash flows by making future payments to the TRA Members. Although the actual timing and amount of any payments we make to the TRA Members under the TRA will vary, such payments may be significant. Any payments we make to TRA Members under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.
The following table shows cash flows for the years ended December 31, 2016, 2017, and 2018:

	Year Ended December 31,
	2016	2017	2018

	(in thousands)
Net cash provided by (used in) operating activities	$4,468	$(12,139)	$(5,896)
Net cash used in investing activities	(13,044)	(8,333)	(12,136)
Net cash provided by financing activities	19,621	29,498	200,789
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(37)	54	(163)
Net increase in cash, cash equivalents, and restricted cash	$11,008	$9,080	$182,594
Operating Activities
Cash used in operating activities for the year ended December 31, 2018 of $5.9 million was primarily due to a net loss of $128.6 million, partially offset by equity-based compensation of $54.3 million, a favorable change in operating assets and liabilities of $43.4 million, amortization of acquired intangible assets of $8.7 million, depreciation of property and equipment of $8.3 million, debt extinguishment costs of $4.2 million, amortization of course creation costs of $2.0 million, and amortization of debt discount and debt issuance costs of $1.2 million. The net change in operating assets and liabilities was primarily due to an increase in the deferred revenue balance of $61.6 million and an increase in accrued expenses of $8.0 million, partially offset by an increase in accounts receivable of $26.2 million.
Cash used in operating activities for the year ended December 31, 2017 of $12.1 million was primarily due to a net loss of $96.5 million, partially offset by a favorable change in operating assets and liabilities of $42.7 million, equity-based compensation of $21.8 million, amortization of acquired intangible assets of $8.5 million, depreciation of property and equipment of $6.7 million, amortization of debt discount and debt issuance costs of $1.8 million, and amortization of course creation costs of $1.5 million. The net change in operating assets and liabilities was primarily due to a favorable change in the deferred revenue balance of $39.0 million and an increase in accrued expenses of $18.0 million, partially offset by an unfavorable variance due to an increase in accounts receivable of $16.1 million.
Cash provided by operating activities for the year ended December 31, 2016 of $4.5 million was primarily due to a net loss of $20.6 million, more than offset by amortization of acquired intangible assets of $8.0 million, amortization of course creation costs of $1.3 million, equity-based compensation of $5.7 million, a favorable change in operating assets and liabilities of $5.1 million, and depreciation of property and equipment of $4.3 million. The net changes in operating assets and liabilities resulted from an increase in the deferred revenue balance of $17.4 million and an increase in accrued expenses and other liabilities of $1.3 million, partially offset by an increase in accounts receivable of $12.9 million and decreases in the compensation portion of related party notes payable of $1.6 million.
Investing Activities
Cash used in investing activities for the year ended December 31, 2018 of $12.1 million was related to purchases of property and equipment of $8.8 million and purchases of our content library of $3.3 million.
Cash used in investing activities for the year ended December 31, 2017 of $8.3 million was related to purchases of property and equipment of $6.0 million and purchases of content library and intangible assets of $2.4 million.
Cash used in investing activities for the year ended December 31, 2016 of $13.0 million was related to purchases of property and equipment of $10.1 million, purchases of our content library and other intangible assets of $2.3 million, and $0.6 million for a business acquisition.
Financing Activities
Cash provided by financing activities for the year ended December 31, 2018 of $200.8 million was due to net proceeds from the IPO of $332.1 million, borrowings of long-term debt of $20.0 million, and proceeds from issuance of common stock from employee equity plans of $13.4 million, partially offset by repayments of long-term debt of $137.7 million, taxes paid related to net share settlement of $16.9 million, and payments of costs related to the IPO of $7.1 million.
Cash provided by financing activities for the year ended December 31, 2017 of $29.5 million was due to $115.0 million in borrowing on long-term debt, partially offset by repayments of long-term debt of $85.0 million and payments of debt issuance costs of $0.9 million.
Cash provided by financing activities for the year ended December 31, 2016 of $19.6 million consisted primarily of net proceeds from the issuance of Series C redeemable convertible preferred units of $30.3 million and deemed landlord financing proceeds of $2.2 million, partially offset by repayments of long-term debt of $8.1 million and repayments of a related party note payable of $4.8 million.

Commitments and Contractual Obligations
Our principal commitments and contractual obligations consist of obligations under leases for office facilities and repayments of long-term debt. The following table summarizes our non-cancellable contractual obligations as of December 31, 2018:

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(in thousands)
Lease obligations(1)	$142,349	$5,948	$17,345	$19,732	$99,324
Other contractual obligations	12,818	5,858	6,960	—	—
Total	$155,167	$11,806	$24,305	$19,732	$99,324
________________

(1)	We had leases that expire at various dates through 2035. The amounts above include amounts payable under operating and build-to-suit leases.
The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.
The table above excludes any obligations under the TRA. As a result of the exchanges made under our structure, we may incur a TRA liability, however, we do not expect to record a TRA liability until the tax benefits associated with the exchanges are more-likely-than-not to be realized. We estimate the incremental TRA liability that could result from past exchanges as of December 31, 2018 will be $5.5 million.
Purchase orders, which represent authorizations to purchase rather than binding agreements, are not included, in the table above. The other contractual obligation amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. Obligations under contracts that we can cancel without significant penalty are not included in the table above.
In the ordinary course of business, we enter into agreements in which we may agree to indemnify customers, vendors, lessors, partners, lenders, equity interest holders, and other parties with respect to certain matters, including losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. In addition, we have entered into indemnification agreements with our directors, executive officers, and other officers that will require us to indemnify them against liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.
Off-Balance Sheet Arrangements
Through December 31, 2018, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Revenue Recognition
We derive substantially all of our revenue from subscription services (which include support services) from providing customers access to our platform. A small portion of our revenue is derived from providing professional services, which generally consist of content creation and other consulting services.
We commence revenue recognition when all of the following conditions are met: (i) persuasive evidence of an arrangement exists; (ii) services are provided to the customer; (iii) the amount of fees to be paid by the customer is fixed or determinable; and (iv) collection is reasonably assured.
Our subscription arrangements do not provide customers with the right to take possession of the software supporting our platform and, as a result, are accounted for as service arrangements. Revenue for subscription fees is recognized ratably over the subscription term, which typically varies from one month to three years, and begins on the date access to our platform is made available to the customer. Professional services are generally billed on a fixed-fee basis and are recognized as services are complete, provided the other revenue recognition criteria are met. Our arrangements are generally non-cancellable and nonrefundable. Taxes collected from customers are excluded from revenue.
For arrangements with multiple deliverables, we evaluate whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple-element arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery and, in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered item is considered probable and substantially within our control. Our subscription services have stand-alone value as we routinely sell subscriptions separately. Our professional services have stand-alone value because we have routinely sold these services separately. Customers have no general rights of return for delivered items.
If the deliverables have stand-alone value upon delivery, we account for each deliverable separately and revenue is recognized for the respective deliverables as they are delivered based on the relative selling price, which we determine by using the best estimate of selling price, as neither vendor-specific objective evidence nor third-party evidence is available. We have determined our best estimate of selling price for our deliverables based on customer size, the size and volume of its transactions, overarching pricing objectives and strategies, market and industry conditions, product-specific factors, historical sales of the deliverables and discounting practices.
Deferred Revenue
Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above, including amounts billed to customers in accordance with the terms of their underlying contracts where the service period has not yet commenced but will in the near future. Deferred revenue is released to revenue as the recognition criteria are met. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as non-current deferred revenue.
Capitalized Software Development Costs
We capitalize certain development costs incurred in connection with the development of our platform and software used in operations. Costs incurred in the preliminary stages of development are expensed as incurred. Once software has reached the development stage, internal and external costs of application development are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. We capitalized costs of $3.2 million, $3.4 million, and $5.9 million for the years ended December 31, 2016, 2017, and 2018, respectively, which were included in property and equipment. Maintenance and training costs are expensed as incurred.

Equity-Based Compensation
We incur equity-based compensation expense primarily from incentive units, RSUs, stock options, and purchase rights issued under the ESPP. Equity awards to employees are measured and recognized in the consolidated financial statements based on the fair value of the award on the grant date. For time-based awards, the fair value of the award on the grant date is expensed on a straight-line basis over the requisite service period of the award. For awards subject to performance conditions, we record expense when the performance condition becomes probable. We record forfeitures related to equity-based compensation for its awards based on actual forfeitures as they occur.
The grant date fair value of RSUs is determined using the market closing price of our Class A common stock on the date of grant. RSUs granted prior to the IPO vest upon the satisfaction of both a service condition and a liquidity condition. The liquidity condition was satisfied by the IPO, following the expiration of the lock-up period, which occurred in November 2018. Awards granted subsequent to the IPO are not subject to the liquidity condition. Prior to the IPO, we had not recorded any equity-based compensation expense associated with the RSUs as the liquidity condition was not deemed probable. Following the completion of the IPO, we recorded a cumulative adjustment to equity-based compensation expense totaling $7.8 million. The remaining unrecognized equity-based compensation expense related to RSUs will be recognized over the remaining requisite service period, using the straight-line attribution method.
In connection with the IPO, we granted stock options to purchase shares of Class A common stock to certain employees. Equity-based compensation expense for Class A common stock options granted to employees is recognized based on the fair value of the awards granted, determined using the Black-Scholes option pricing model. Equity-based compensation expense is recognized as expense on a straight-line basis over the requisite service period.
Equity-based compensation expense related to purchase rights issued under the ESPP is based on the Black-Scholes option pricing model fair value of the estimated number of awards as of the beginning of the offering period. Equity-based compensation expense is recognized following the straight-line attribution method over the offering period.
The Black-Scholes option pricing model is affected by the share price and a number of assumptions, including the award’s expected life, risk-free interest rate, the expected volatility of the underlying stock, and expected dividends. The assumptions used in the Black-Scholes pricing model are estimated as follows:

•	Fair Value of Common Stock: We determine the fair value of common stock as of each grant date using the market closing price of our Class A common stock on the date of grant.

•	Risk-free Interest Rate: The risk-free interest rate is derived from the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the options.

•
Expected Term: The expected term is estimated using the simplified method due to a lack of historical exercise activity for us. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award. For the ESPP, we use the period from the beginning of the offering period to the end of each purchase period.

•
Volatility: The price volatility factor is based on the historical volatilities of comparable companies as we do not have sufficient trading history for our common stock. To determine comparable companies, we consider public enterprise cloud-based application providers and select those that are similar in size, stage of life cycle, and financial leverage. We will continue to use this process until a sufficient amount of historical information regarding volatility becomes available, or until circumstances change such that the identified companies are no longer relevant, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield: We have not and do not expect to pay dividends for the foreseeable future.
We also recorded equity-based compensation expense when we or a holder of an economic interest in us purchases shares from an employee for an amount in excess of the fair value of the common units at the time of purchase. We recognize any excess value transferred in these transactions as equity-based compensation expense in the consolidated statement of operations.

Business Combinations
We include the results of operations of the businesses that we acquire as of the respective dates of acquisition. We allocate the fair value of the purchase price of our acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. The determination of the value and useful lives of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.
Content Library, Intangible Assets, and Goodwill
The content library assets have been acquired from our network of independent authors (course creation costs) and through various business combinations. We amortize the content library and other intangible assets acquired in business combinations on a straight-line basis over their estimated useful lives, which is generally five years.
Periodically we assess potential impairment of our long-lived assets, which include our content library and intangible assets. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future results of operations, significant changes in the manner of our use of acquired assets or our overall business strategy, and significant industry or economic trends. When we determine that the carrying value of a long-lived asset (or asset group) may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate and recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair value of the asset.
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. We test goodwill for impairment annually as of October 1, or whenever events or changes in circumstances indicate that goodwill may be impaired. We initially assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of our sole reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, then we perform a quantitative analysis by comparing the book value of net assets to the fair value of the reporting unit. If the fair value is determined to be less than the book value, an impairment charge is recorded. In assessing the qualitative factors, we consider the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value, and overall financial performance.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Risk
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound Sterling, Euro, Swedish Krona, Australian Dollar, Singapore Dollar, and Indian Rupee. Due to the relative size of our international operations to date, our foreign currency exposure has been fairly limited and thus we have not instituted a hedging program. We expect our international operations to continue to grow in the near term and we are continually monitoring our foreign currency exposure to determine when we should begin a hedging program. Today, our international sales contracts are generally denominated in U.S. dollars, while our international operating expenses are often denominated in local currencies. In the future, an increasing portion of our international sales contracts may be denominated in local currencies. Additionally, as we expand our international operations a larger portion of our operating expenses will be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars.

Interest Rate Sensitivity
We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of December 31, 2018, we had cash, cash equivalents, and restricted cash of $211.1 million, which consisted primarily of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant.
JOBS Act Accounting Election
We meet the definition of an emerging growth company under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.
Recent Accounting Pronouncements
See Note 2 to Pluralsight, Inc.’s consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS
Our Value Proposition
Pluralsight is an enterprise software company committed to closing the global technology skills gap. This gap is holding back companies and entire industries from reaching their full potential.
The skills gap exists because technology is changing faster than the world’s ability to acquire and adapt to new skills. To address this challenge, many companies still use traditional in-person ILT models, which don’t move fast enough or scale quickly enough to meet the ever-increasing demand.
We disrupt these in-person ILT models by offering a cloud-based technology skills platform that is broadly accessible. Learners on our platform can quickly acquire today’s most valuable technology skills through high-quality learning experiences delivered by subject-matter experts, available on any device at any time. We provide businesses with visibility into the strengths of their workforce, allowing them to better align resources, provide targeted skill development, and advance the skills of their teams.
Our learning experiences empower customers to adapt and thrive in the midst of unprecedented technological change and digital transformation. As a result, technology leaders now see us as their “supply chain for intellectual property.”
Closing the technology skills gap requires more than success in our commercial business. That is why we created Pluralsight One, our social impact initiative, committed to serving marginalized populations that our commercial business will not reach. Pluralsight One is being funded by two of our co-founders who have together committed to donate one percent of the Company’s equity from their personal holdings. We will also donate one percent of our profit, time, and product to Pluralsight One endeavors.
Ultimately, our mission is to democratize technology skills. The more individuals we reach through our platform, the bigger our future opportunity becomes as we enable our customers to access an ever-expanding talent pool.
Overview
We are a leading provider of technology skill development solutions. We empower the people who power businesses by democratizing professional technology learning and enabling businesses around the world to drive innovation through a smarter workforce. We believe that everyone should have the opportunity to build a career that they are passionate about. We are disrupting traditional skill development models to provide people the skill development they need, when they need it, because learning should not be confined to a classroom, a “one size fits all” curriculum, or to a select minority of people. Our cloud-based technology skills platform provides a broad range of tools, including skill and role assessments, a curated library of courses, learning paths, and business analytics. Our platform is powered by Iris, our proprietary machine-learning driven skill and role assessment algorithm and recommendation engine, which enables businesses to more effectively quantify and develop skills across technologies. Through our platform we provide both businesses and individuals with the ability to stay smart, stay relevant, and drive results.
Technology has dramatically changed businesses. Companies of any scale across industries are embracing digital transformation as a way to remain competitive. Processes are now incorporated into applications, customer engagement happens over the web, marketing programs are launched on mobile devices, manual workflows are automated, and data drives real-time decisions. This can only happen through technology, and we are in a period of unprecedented technological transformation. To be successful through digital transformation, companies have had to dramatically adapt their workforces to incorporate more technology professionals. As the pace of technological change increases, companies are striving to improve the skills of their workforces and stay ahead of the latest technology trends.
Simply hiring more technologists is not enough. Companies need to assess the skill set of employees, address skills gaps on an individual level, and continuously help employees advance by building skills on relevant topics. Technology changes rapidly and businesses are under pressure to keep up with this change. From 2004 to 2016, there was an average of four new major software development frameworks created each year, in addition to newly developed derivations of existing software languages. As a result, computer science courses become obsolete quickly. According to a study by the Economist Intelligence Unit, 94% of executives cite a “moderate” or “severe” digital skills gap in their businesses, and a survey by Tech Pro Research indicates 59% of IT employees worry that their current skills will become obsolete. To counter this trend, businesses are focused on improving technology skill development and increasing its efficacy.
Our cloud-based technology skills platform provides businesses the solutions that they need to improve employee skills and drive better business outcomes. The key components of our platform include:

•
Skill and Role Assessments: Our assessment tool uses machine learning and advanced algorithms to measure a user’s skills, benchmark that user against others in the industry, and recommend opportunities for growth. Users are provided with a Skill IQ that quantifies if a user is beginner, intermediate, or advanced within technologies such as Angular JS, C#, and Java. Role IQ allows our users to quantify and develop a collection of skills that are required for success in technology roles. This provides greater clarity around the technology skills required for a specific job role and a clear path to concept mastery. For example, we have Role IQ’s for several roles including: Security Analyst, React Web Developer, and Cloud Architect. Skills assessments can be mapped to a defined role in order to measure a user’s technical proficiency required to master that role. We provide a modern skill assessment experience that gives businesses a credible, adaptable, and efficient model for validating technology skills.

•
Course Library: Our course library includes a digital ecosystem of thousands of on-demand courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. Courses, or videos are organized by modules and clips and are searchable, so users can either take an entire course, or target an area for a specific need. The majority of our courses are transcribed, and once transcribed, are available with closed captioning in over 100 languages. We have built our exclusive course library primarily by engaging our world-class community of subject-matter experts, or authors, who create content for us and share in our success by receiving revenue-share amounts based on the viewing of their content. In addition, our platform offers interactive courses with an in-browser developer environment that allows users to practice as they learn through coding challenges with real-time feedback. Interactive courses provide a hands-on learning experience to apply knowledge outside of the course library in order to assess concept mastery. Our projects feature extends the practice modules to the user’s local coding environment, allowing users to apply knowledge to real-world, on-the-job scenarios.

•
Learning Paths: Based on either an assessment or a user’s goals, our directed learning paths are personalized to take users through a set of courses designed to help them master a particular subject area and not spend time reviewing content that they already know. Businesses can map custom learning paths to meet company-specific objectives.

•
Business Analytics: Our business analytics tools enable business customers to evaluate the technology skills of their teams, align learning to key business objectives, determine the usage of our platform, examine trends in skill development, and quantify the impact of our platform on their business.

We developed our proprietary machine-learning technology, Iris, to power our platform and improve the value of our skill and role assessments, roles, and course recommendations. Iris powers our skill and role assessments and guides users on how to develop desired skills. Iris uses machine learning, modern testing approaches, advanced statistical analysis, and data to create a smarter, more personalized development journey.
Our platform is designed for the professional technologist but it can be used by anyone, at any skill level, who has an interest in improving their technology skills. We offer a range of courses from beginner to advanced skill levels, with significant granularity within each topic so users can access the content most relevant to their specific needs. We utilize a cloud-based delivery model that enables us to regularly make new content available to users and allows businesses to deliver consistent skill development across distributed workforces. Users can access our platform to learn anytime and anywhere. Pluralsight applications are delivered on demand and across a range of devices and operating systems, including iOS, Android, Windows, and Mac. In addition, Pluralsight applications are available for TV applications, including Amazon Fire TV, Apple TV, Chromecast, and Roku.
Our platform is used by businesses to train their software developers, IT professionals, data scientists, data engineers, technical engineers, business users, and technology executives. Our platform is also used by individuals to develop and enhance their technology skills. Small teams often represent the “top of the funnel” for larger deployments, bringing our technology into the workplace and proliferating usage within a business. We deploy a direct sales team focused on landing new business customers and expanding business-wide deployments. We have been successful in attracting businesses, particularly large enterprises, to our platform and expanding their use of our platform over time. As of December 31, 2018, our customers included more than 340 of the 2018 Fortune 500. From 2013 to 2018, the billings from our 2018 Fortune 500 customers, including new 2018 Fortune 500 customers that we acquired after 2013, increased by 18.1 times in the aggregate from the billings we generated from those companies in 2013. For the year ended December 31, 2018, 85% of our billings came from business customers and 15% came from individual users. Customers subscribe to our platform unassisted through our website or through our direct sales channel. We make adoption easy, with free trials and transparent pricing for all of our features.
We believe that we have substantial opportunities for growth. According to Training Industry, global spend on corporate training initiatives was estimated to be $362 billion in 2017. We believe as companies adopt more effective, on-demand, and cost-advantageous solutions for employees, we will take a significant share of market spend. Evans Data Corporation estimates that in 2017, there were over 102 million members of technical teams globally. Based in part on this information from Evans Data Corporation, we estimate that our current total addressable market exceeds $31 billion.
In recent years, we have reached significant scale in users and our customer base, which spans over 180 countries across the globe. As of December 31, 2018, we had 16,756 business customers, including over 810,000 business users, compared to 575,000 business users as of December 31, 2017. Our content is developed and sourced from a network of over 1,550 authors. Today, we have thousands of on-demand and online courses on our platform and are adding on average more than 80 new courses each month. Our scale, growth, and rapid adoption are a testament to the applicability and effectiveness of our platform in the market for businesses and individuals.
We have achieved significant growth in recent periods. For the years ended December 31, 2016, 2017, and 2018, our billings were $149.2 million, $205.8 million, and $293.6 million, respectively, representing year-over-year growth of 15%, 38%, and 43%, respectively. Our billings from business customers for the same periods were $104.9 million, $163.0 million, and $248.2 million, respectively, representing year-over-year growth of 25%, 55%, and 52%, respectively. For the years ended December 31, 2016, 2017, and 2018, our revenue was $131.8 million, $166.8 million, and $232.0 million, respectively, and our net loss was $20.6 million, $96.5 million, and $128.6 million, respectively, which reflects our substantial investments in the future growth of our business.
We are building our business to generate strong free cash flow over the long term. For the years ended December 31, 2016, 2017, and 2018, cash provided by (used in) operations was $4.5 million, ($12.1 million), and ($5.9 million), respectively. For the years ended December 31, 2016, 2017, and 2018, our free cash flow was ($7.9 million), ($20.5 million), and ($18.0 million), respectively, and our free cash flow included cash payments for interest on our long-term debt of $5.5 million, $6.9 million, and $4.3 million, respectively. We expect our free cash flow to improve as we experience greater scale in our business and improve operational efficiency. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a description of free cash flow and for a reconciliation of free cash flow to net cash provided by (used in) operations, the most directly comparable financial measure calculated in accordance with GAAP.
In May 2018, we completed our IPO of 23,805,000 shares of Class A common stock at a public offering price of $15.00 per share. We received $332.1 million in proceeds, net of underwriting discounts and commissions, which we used to purchase newly-issued limited liability company units, or LLC Units, from Pluralsight Holdings at a price per unit equal to the IPO price, net of underwriting discounts and commissions. Following the IPO, we caused Pluralsight Holdings to repay in full its outstanding long-term debt of $137.7 million.
Industry Background
Companies have to drive innovation through technology to remain competitive
As technology evolves, competition across businesses intensifies. Industry leaders that were once measured by their scale, product quality, and reputation are increasingly measured by the success of their transition into the digital age. Companies across industries, from aerospace and defense to agriculture, are realizing that they must improve their use of data and software to create digital experiences, enable mobile capabilities, increase efficiencies, increase cyber security, and make better decisions. Software is displacing manual processes throughout businesses and every company is becoming a technology company. Businesses across industries are forming on the basis of new and disruptive technology. As a result, companies are seeking to hire and retain talent that can drive lasting innovation in technology. Managers need to empower their employees to innovate in order to create or maintain a competitive advantage.
The number of technical positions is growing across all industries
Demand for qualified technology professionals is growing as companies race to become bigger, better, and faster. Technical and software development jobs are growing at twice the national average of other job growth, as the scope of technical skills required is expanding for data scientists, data engineers, web designers, mobile application developers, and experts on new forms of software technology including Python, Apache, NoSQL, and Elastic. The number of technology-related functions across industries is expanding as companies move into the digital age. To remain competitive, businesses must adapt to changing needs and ensure that they get the best long-term return on their investment in human capital by hiring and retaining the best talent with the best skills and helping employees maintain and enhance their skill sets.
Technology skills are in high demand, but become obsolete quickly
The market for technology talent is growing and constantly evolving due to the continuously changing needs of firms and their employees. According to code.org, there are more than 500,000 open computing jobs in the United States. The Bureau of Labor Statistics projects that between 2016 and 2026, the number of computer and information technology occupation related jobs in the United States is expected to grow by more than 500,000 and that by 2020, there will be 1.4 million computer science related jobs available. Simply filling positions, however, is not enough. Today, there are over 250 programming languages in use, including 10 different variations of Java alone. Technology evolves and becomes obsolete quickly, and new technologies are perpetually emerging. As such, technology professionals must constantly keep their skills current.
Professionals in many other industries, such as medicine, law, and education, are required to undertake continuing education to maintain their professional licenses. There is no such requirement for technology professionals despite how quickly their skills can become obsolete and must be replaced. Businesses need a way to assess the ongoing technological proficiency of their workforces.
High levels of employee skill development result in better performing companies
Employee skill development has a direct impact on a company’s overall performance. Employee skill development has a direct impact to a company’s overall performance. Results can be measured by employee productivity and stock price returns. According to Deloitte, organizations with a strong learning culture are 56% more likely to be the first to market with their products versus their peers, and outperform the profitability of their peers, by 17%. As a result, businesses that fail to proactively improve the skills of their employees often lag behind competitors, and the consequences of this failure can be significant.
The way content is created and delivered impacts the effectiveness on the learner
In-person ILT remains the primary method to deliver content to individuals. These trainings are typically designed to address a group, usually delivered in a large, college-style lecture hall with little user engagement.
This approach often fails to deliver satisfactory results because the creators of the content lack sufficient expertise in the subject or because the learning methods employed are antiquated or ineffective. Certain modern learning approaches provide lasting retention of information. These modern learning approaches provide diversity in delivery and improve efficacy of instruction for students, and include:

•	Short segments of digestible content to hold attention;

•	Use of visuals to target one of the four forms of learning styles (visual, auditory, written, and kinesthetic);

•	Learning from other people;

•	Delivery of content by subject-matter experts with relevant experience;

•	Information delivered when it is most useful; and

•	Subject matter that is relatable to an individual.
The ability to incorporate these qualities into technology skill development can have lasting effects on user engagement with content, understanding of key concepts, and long-term knowledge retention.
Businesses need end-to-end solutions to incorporate assessment, skill development, and analytics
Businesses need a way to accurately measure the skills of their employees in order to deliver relevant skill development and appropriately staff teams for success. In many businesses today, skills are not tested once someone is employed. With the fast pace of technological innovation, frequently assessing skills and elevating employee knowledge will be critical. Businesses need ways to measure employees against peer groups, identify where there are gaps in knowledge, and assign targeted skill development to best suit the needs of individuals. They also need to ensure that the skill development is effective and that employees understand the concepts they have been taught.
The Shortcomings of Existing Solutions
Many current approaches to technology skill development are inadequate. The creators of content often lack sufficient subject-matter expertise, the approaches do not focus on the needs of technology professionals, the learning methods are insufficient for the needs of modern businesses, and the offerings do not effectively enable businesses to measure concept mastery by their employees. Shortcomings of these approaches include:
In-person, instructor-led training is costly and does not scale
Still the most widely used form of corporate skill development with 49% of total training hours in 2016, in-person ILT has numerous disadvantages, according to the Association for Talent Development. In-person ILT is costly, not scalable through a large or distributed business, not available on-demand, not tailored to an individual’s needs, and does not typically include capabilities for assessment.
Legacy business e-learning is standardized, not personalized
These solutions typically consist of general, corporate-mandated static courses. These courses quickly become outdated and are designed to be accessed from desktops at work. This approach typically sacrifices depth and personalization in an attempt to make the content relevant to a large audience.
Consumer-centric e-learning does not provide advanced technology skill development or scale
A number of online learning solutions have emerged for individuals, such as solutions offering crash courses in coding or web design in an attempt to prepare people for entry-level programming jobs. These solutions do not provide advanced levels of technology skill development for technology professionals, or scale to meet the needs of businesses.
Free resources can be shallow, inconsistent, and inaccurate, and are not curated for specific needs
Free courses are available online from sources such as YouTube and can be accessed via Google searches. Free courses may not have been created by subject-matter experts, generally do not provide the level of depth that is required for skill development by technology professionals, and lack efficient discoverability, relevancy to a specific need, quality control, and measurement of success or concept mastery.

The Pluralsight Platform

PLURALSIGHT

THE TECHNOLOGY SKILLS PLATFORM

PLURALSIGHT IQ

COURSE LIBRARY

LEARNING PATHS

BUSINESS ANALYTICS

POWERED BY PLURALSIGHT IRIS

Our solution consists of a cloud-based technology skills platform that provides businesses with tools to train their workforces and individuals with tools to advance their careers. These tools include skill and role assessments, a curated library of courses, learning paths, and business analytics. We enable businesses to evaluate the technical abilities of their teams, align learning to key business objectives, develop talent, and close skills gaps in critical technology areas, such as cloud, mobile, security, IT, and data. With our large network of technology subject-matter experts, extensive and growing course library, and our ability to quantify the impact and value of our solution, we are helping business leaders to succeed in the digital age.
We developed our proprietary machine-learning technology, Iris, to power our platform and improve the value of our skill and role assessments and course recommendations. Iris powers our skill assessments algorithm and guides users on how to develop desired skills. Iris uses machine learning, modern testing approaches, advanced statistical analysis, and data to create a smarter, more personalized development journey.
All of our courses are delivered on demand and across a range of devices and operating systems, including iOS, Android, Windows, and Mac. In addition, Pluralsight applications are available for TV applications, including Amazon Fire TV, Apple TV, Chromecast, and Roku.
Skill and Role Assessments
Through our proprietary Pluralsight IQ assessments technology, we are able to assess an individual’s proficiency in a topic or role through adaptive tests, identify gaps in skill sets, benchmark against peers, and provide him or her with a Skill IQ or Role IQ.
Skill IQ is a numeric assessment of a skill and includes the skill area or technology, rating, skill level, and benchmarked percentile. Our assessment technology measures a learner’s skills, benchmarks against others in the industry, and provides opportunities for growth. Powered by Iris, our skill and role assessments provide highly indicative results on knowledge in specialized areas within 20 questions in under 10 minutes. With this technology, we are able to show users gaps in their knowledge and provide the required learnings for them to become experts. Skill IQ provides a modern skill assessment experience that gives businesses a credible, adaptable, and efficient model for validating technology skills. Businesses are able to quickly assess the skill sets of employees, align resources appropriately, and recommend targeted skill development based on need.
Below is a sample question from one of our skill assessments and a resulting Skill IQ:
Role IQ measures a collection of skills an individual needs to be successful in a job role. An Angular web developer, for example, can quantify their expertise with Role IQ by measuring their knowledge of Angular, JavaScript, CSS, Typescript, Git, NPM, ES6, RxJS and HTML5. Based on the results of the skill assessments, they will receive a Role IQ that rates their proficiency level in the Angular web developer role relative to other peers and provides a customized learning path to help improve employee skills.

PLURALSIGHT

What do you want to learn?

Tom
tom-mcconnon@pluralsight.com

ADMIN TOOLS

- Dashboard
- Account
- Organization
- Analytics
- Log

LIBRARY

- Home
- Browse
- Feed
- Paths
- Mentors
- Channels
- Bookmarks
- Notes

CONTENT TOOLS

‹ All roles

roleIQ

Node Web Developer

Created by Pluralsight • Node.js • NPM • Javascript • Git • Web Application Security +7 more

SELECTED LEVEL: LEVEL 1

34% COMPLETE

Required Skills

6 UNMEASURED

- NPM
- Javascript
- Git
- Web Application Security
- NoSQL Databases Mongo Edition (MongoDB)
- Express

3 MEASURED

- Node.js 27
- HTML5 128

NPM

Expert
201-300
Proficient
101-200
Novice
0-100
What's your Skill IQ?
Check now

As part of skill assessments, we also offer certification practice exams through our platform. Users utilize these practice exams to assess and validate their IT, management, and technical skills. Businesses can leverage certification practice exams to help certify their employees in areas of strategic importance to the business. Example certification practice exams include CISA, Cisco, CISSP, CompTIA, Microsoft, PMP, SSCP, and VMware VCP.
Course Library
Our course library includes thousands of on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. A course generally consists of between two and four hours of video, broken into multiple modules consisting of two- to five-minute clips on specific topics, presented by an author who is an expert on the subject. These videos and modules are searchable, so users can either take an entire course, or target a particular segment for a specific need. For certain courses, users have access to hands-on exercise files to follow along and practice concepts in real-time. Assistance is available through discussion forums so users feel engaged and supported while learning new materials. At the end of a course, users take a knowledge check to determine if they have mastered the material and are presented recommendations for future skill development. Also, the majority of courses are transcribed and closed captioning is available in over 100 languages for transcribed courses.
We have built our exclusive course library primarily by engaging our world-class community of authors to create content for us and share in our success by receiving revenue-share amounts based on the viewing of their content. Our philosophy is that the more our authors earn, the more they are incentivized to create new content, which drives customer growth and user adoption.
Pluralsight’s interactive courses simulate a development environment and prompts users with video tutorials and in-browser coding challenges with guided feedback to test a user’s knowledge as they learn. Projects, designed to mimic real-world scenarios, allow users to test their skills in a local environment to validate for accuracy before applying those skills at work.

CHALLENGE OVERVIEW

2.3 Getting Started With Python Strings

Tell us about one of your favorite comedians or sketch comedy groups! Some ideas? Amy Schumer, Seinfeld, Ellen, Key & Peele, Jake and Amir, The Lonely Island — whatever you want.

Task 1/2

Create three separate variables named `name`, `description`, and `year`. (which would be the year they started performing — you can make something up if you don't know it).

Help Me

comedian.py

```python
name = "Key and Peele"
description = "funny guys"
year = 1999
sentence = name + " are " + description + " who started in " + str(year)
print(sentence)
```

Submit

Section 2-1 Slides | Challenge Answer

Return to challenge slide   13 / 17   fit   Reset zoom

print() Casts to String Automatically
script.py
# Describe the sketch comedy group
name = 'Monty Python'
description = 'sketch comedy group'
year = 1969
print() does string
conversions for us

Learning Paths
Based on either an assessment or an individual’s goals, our learning paths are personalized to take users through a set of courses designed to help them master a particular subject area. Our learning paths take into account the skill level of each individual to guide users to the content that is most relevant to them, and not require them to spend time reviewing content that they already know. In addition, periodic learning assessments are available to ensure that users are on target with their learning objectives.
Our platform also allows businesses to create channels, which are a self-curated list of courses, modules, clips, and links to external resources. Channels can be shared with specific teams and throughout the business to enable custom skill development that aligns to specific objectives, which allows companies to reach their learning goals and business objectives more effectively and efficiently.
Business Analytics
Our business analytics tools enable business customers to evaluate the technical abilities of their teams, align skill development to key business objectives, determine the usage of our platform, examine trends in employee learning, and quantify the impact of our personalized learning solution on their teams’ skills. This enables our business customers to develop their employees’ talent and close any skills gap.
Key Benefits of Our Platform
We have developed our platform to empower businesses in driving innovation in this period of digital transformation with a smarter workforce. Key benefits of our platform include:
The most relevant skill development for a wide range of technology professionals
We believe we have the most relevant course library for the greatest number of technology professionals. We are a company founded by software engineers, and we understand first-hand the importance of keeping up with constantly changing technologies. We are focused on delivering learning content addressing the technology languages, tools, and frameworks used by the majority of technology professionals in the workplace. We began this business with a focus on software developers who constitute the largest segment of the technology market. Next, we expanded into the next three largest segments of technology: IT operations, data, and security. Our platform is capable of easily expanding to address new technical areas over time.

Integrated technology skills platform
We view learning as a holistic process. Taking a course on its own does not ensure that a user understands the content or that it was the right course to take in the first place. Our integrated platform combines skill and role assessments, a curated library of expert-authored courses, directed learning paths, business analytics, interactive courses, and projects to ensure that learners are taking the courses most useful to them and demonstrating comprehension of the subject matter. Through our skill and role assessments engine, powered by Iris, we are able to assess the proficiency of a user in a role or a topic through adaptive tests and provide a Skill IQ or Role IQ. By gathering such insights from our platform, businesses can understand skills gaps, benchmark employees against consistent standards, and address skill development needs in an efficient and targeted manner. Of surveyed Pluralsight users, 84% reported that they used the skills they learn on our platform within six weeks and 55% report that they used their new skills within one week.
High quality curated content
Our content is the product of our industry-leading authors. We have spent many years identifying, cultivating, and growing our author network, and over 1,550 authors have contributed to our current course library. One of the primary challenges for businesses and individuals seeking to enhance technology skills is finding the right resources. We address that challenge for them. Our extensive relationships within the developer and technical community allow us to source and retain the best subject-matter experts to produce relevant content for our users. We provide quality assurance on our authors’ expertise through our selection process and by having our in-house technology professionals and practitioners, as well as other authors, perform reviews on the quality and effectiveness of all content before it is published to our platform. This process ensures that our users are receiving high-quality, consistent results from our platform.
Cost effective technology skills platform
We believe our pricing model provides a significant cost advantage compared to traditional technology skill development offerings. As our customers’ industries and business models evolve, they require a learning solution that helps them deliver key innovations with demanding time and budgetary constraints. Our published pricing ranges from $579 to $779 per user per year for business subscriptions, providing what we believe to be a significant cost advantage over alternative solutions. In addition, our platform can be deployed with little to no implementation or other professional services required, as evidenced by substantially all of our revenue to date being derived from the sale of subscriptions to our platform.
Optimized for on-demand accessibility
We offer our content the way users want to consume it. Our cloud-based technology skills platform is an on-demand solution that allows globally distributed users to access courses anytime they want from almost any device, maximizing utilization of our product and workplace efficiency. Our mobile applications are available on iOS and Android operating systems, and our desktop application is available on Mac and PCs. Courses can be temporarily downloaded and viewed offline. Our platform allows users to participate and take notes while watching our courses. These applications allow our users to take our courses when convenient for them.
Our Market Opportunity
In 2017, an estimated $362 billion was spent on corporate training initiatives, according to Training Industry. The majority of corporate spending today is on in person ILT and legacy e-learning solutions. We believe as companies adopt more effective, on-demand, and cost-advantageous solutions for employees, we will take a significant share of market spend.
Today our course library primarily addresses topics applicable to professionals in software development and IT operations and their teams, or technical teams. Evans Data Corporation estimates that in 2017, there were over 102 million members of technical teams globally. Based in part on this information from Evans Data Corporation, we estimate that our current total addressable market exceeds $31 billion. We have expanded and expect to expand into adjacent topics and expand our course library to increase our total addressable market over the long term.

Competitive Strengths
We believe our competitive advantages will enable us to maintain and extend our position as a leading provider of technical learning and talent management solutions for global industries. Our competitive strengths include:
Focus on addressing the needs of businesses
We are focused on enhancing skills development for technology professionals within businesses. We provide services to help ensure that our customers realize the full value of our platform. Our cloud-hosted, multi-tenant application platform is designed for enterprise scalability to accommodate significant growth in user base, support businesses with highly distributed locations, and provide service-level agreements around system availability. We are committed to maintaining an effective security program, dedicated to ensuring that our customers have the highest confidence in our data protection practices. Our security program is aligned to the ISO 27001/2 and GDPR standards and is regularly subject to penetration testing by third-party security auditors.
Target ongoing development of technology professionals
The skill development needs within a business are different from those of recent high school graduates, recreational learners, or individuals changing careers. We address the growing skills gap that exists within businesses created by technology obsolescence. Our content is focused on ensuring employees can master the latest emerging technologies and improve their skills in existing areas. Our course library includes thousands of on-demand and online courses across a range of technology subject areas, including cloud, mobile, security, IT, and data. We have built our extensive course library primarily by engaging our world-class community of authors, who create content for us. Our course library and community of authors enables us to provide high-quality content across a range of technology subject areas so our users can improve their performance in these key areas.
Consistent innovation and product expansion
Since 2012, we have expanded our course library at a CAGR of approximately 28% while maintaining high quality, adding major skill development categories, and expanding our end-to-end portfolio to include assessments and analytics. We have grown our course library to include thousands of on-demand and online courses, including cloud, mobile, security, IT, and data, and broadened the tools available on our platform to include skill and role assessments, a curated library of courses, learning paths, and business analytics capabilities through a combination of acquisitions and our organic development initiatives. Our cloud-based delivery model combined with our distributed and scalable technology architecture allows us to regularly introduce new content and platform features to our customers quickly and seamlessly.
Advance skill and role assessments with personalized learning paths
Our ability to analyze, track, and benchmark employees differentiates our platform in the market, drives lasting value to businesses, and supports our high level of revenue retention from our business customers. Through our skill and role assessments, businesses are able to identify talent within their organizations and assess proficiency of a topic through adaptive tests, identify gaps in skills, and invest intelligently in their teams’ learning. With every assessment and course completed, Iris absorbs information about the state of technology skills of a specific business customer’s users and further personalizes the platform to each customer’s needs. We empower leaders to understand the varying skill levels within their business, provide employees with tailored courses to meet specific individual needs, better align teams on projects, and track learning progression over time. Our advanced business analytics enable businesses to manage skills at scale and drive business outcomes.
Highly efficient content development model
Our content development model allows us to source and distribute content in a highly efficient manner without having to hire content authors as full-time employees. We identify authors that are subject-matter experts in various technology areas, and engage them to develop content for our platform. Authors on our platform are paid a fee for the viewing of their content. In addition, by publishing their courses on our platform, we provide authors with exposure to our broad user base, thereby enabling our authors to build their reputations and increase their name recognition as a trusted source in the market. In addition, we share our success with our authors, who receive revenue-share amounts based on the viewing of their content. This incentivizes authors to create new high-quality content, which drives customer growth and user adoption. The strength of our platform and our approach to our author relationships enables us to attract and retain leading authors. The number of authors on our platform has increased from over 100 as of December 31, 2012 to over 1,550 as of December 31, 2018. Of the over 1,550 authors, over 850 have produced more than one course, and over 700 authors have produced a course since January 1, 2017.
In 2018, we introduced the Pluralsight Technology Index, which captures billions of data points from popular developer sites and search engines to calculate the global popularity and trending growth rates of over 300 technologies. This allows us to efficiently identify the most popular technology trends, which influences areas of future content development for us and keeps our customers informed.
Blue-chip customer base
As of December 31, 2018, our customers included more than 340 of the 2018 Fortune 500. We derived approximately $70.4 million of our billings from our Fortune 500 customers in the year ended December 31, 2018. We believe there exists a significant opportunity to drive sales to large enterprises, including expanding relationships with existing customers and attracting new customers.
Mission-driven culture
Our mission of “democratizing technology skills” inspires everything we do. This is our North Star—it is the why and how behind all of our decisions. We have chosen to grow in a way that we believe will make our mission a reality. This includes creating a values-based culture that empowers our team to do the best, most purposeful work of their careers.
We are a team of lifelong learners. We welcome challenges. We crave fresh ideas. We take risks. And sometimes we fail. But we learn, and we keep moving forward. We love what we do and we create products that have the power to change lives, including our own.
Our Core Values
Our core values drive and guide everything we do.
Committed to Something Bigger
Our mission comes first and we believe in the power of shared purpose. The work we do is collaborative, dedicated, and empowering. We acknowledge others and recognize the power to create and make an impact exists within everyone.
Accountable for Excellence
We set success metrics and take responsibility to ensure that our actions align with the priorities of Pluralsight; we seek to make clear agreements to deliver solutions that are creative, forward-thinking, and meaningful to the business. We see the success of others and the company as part of our responsibility.
Create with Possibility
We are proactive, adaptive, and continuously maintain a learner’s mindset. We actively explore new ideas and push boundaries. We see ourselves as creators, and we seek to overcome limiting thoughts or beliefs.
Be our Word
We can be counted on to keep our word. We are authentic and sincere. Asking for help, granting trust, and assuming positive intent allow us to be responsible employees and to act in the best interest of Pluralsight.
Seek Context with Intention
We strive to live life with the mindset of creation, without complaint. We are inquisitive and data-driven. We are always seeking to relate to those we work with.

We are purpose and performance driven. We created a vision to help team members make their mark on a company that impacts the world. We believe in giving people the freedom and autonomy to create solutions that bring us closer to the mission and vision. We make agreements and set clear goals. We seek intention before letting our perceptions be clouded, and we notice how personal integrity affects everyone on a team. Our self-awareness creates safety, trust, and openness for the team. This environment gives the business effective speed and little ego or drama. It’s a true embodiment of our values. We believe in the impact of our work, our power to create together, and where technology can take us.
Growth Strategy
We are pursuing the following principal strategies to drive our growth:
Expand deployments within our customer base
We utilize a land-and-expand strategy within businesses, beginning with either individual users or departmental deployments. Our platform is used by individuals, developer groups, IT departments, line of business users, and human resources. Historically we have expanded from small teams to departments to business-wide deployments of our platform. For example, from 2013 to 2018, the billings from our business customers that were included in the 2018 Fortune 500 list, including new 2018 Fortune 500 customers that we acquired after 2013, increased by 18.1 times in the aggregate from the billings from those same companies in 2013. We intend to drive increased sales to existing customers by targeting new users, departments, and geographies within our customers.
Grow our business customer base
We have a large direct sales force to focus on business sales and have aligned our sales team’s compensation structure to fit this objective. We have also been able to drive substantial increases in the productivity and effectiveness of our sales personnel over time as they gain more experience selling subscriptions to our platform. We intend to pursue a greater proportion of large scale, recurring business transactions and to more effectively drive business customer engagement throughout the life of the relationship. As an example of our ability to increase customer engagement, as of December 31, 2018, our 25 largest customers had expanded their annual spend by 19.6 times the amount they spent in the year of initial purchase. We will continue to expand our platform capabilities to deliver additional value to our customers. Our sales force educates business customers on the strengths of our platform to help customers make informed decisions and create a customized and unified end-to-end learning experience for their businesses.
Geographic Expansion
We see a significant opportunity to expand our reach internationally, particularly where there are large developer groups for multi-national businesses. We have customers in over 180 countries around the world and are building out sales teams in Europe and Asia to further address these large markets impacted by rapidly changing technologies.
In 2018, we expanded our operations to Ireland as part of our strategy to build our business and drive customer growth in Europe. We intend to continue to selectively expand in key markets to grow our customer base and increase our revenue.
Expand course library with new content areas and offer additional platform features
We plan to continue to expand our course library to address the most relevant topics for users. We anticipate continued strong growth in our technology skills platform as we build out content in new areas like cloud, data science, data engineering, artificial intelligence, machine learning, and security.
We have introduced and acquired several platform features that have been integrated into our cloud-based technology skills platform, including skill and role assessments and learning paths. We will continue to add additional features to our platform over time which we believe will strengthen our position as the go-to platform for technology leaders to deliver on their innovation strategies.

Strategic Acquisitions
Strategic acquisitions have enabled us to quickly scale our business, expand our course library, add features to our cloud-based technology skills platform, and address new areas of technology in high demand by our customers. Over the past six years, we have made targeted strategic acquisitions, which have allowed us to expand our content catalog, author base, and platform capabilities. For example, the acquisition of Smarterer gave us the core of our assessment capability that is now an integral part of our platform and a key differentiator in the market. We have proven success with identifying core capabilities in the market, acquiring talent and technology, and integrating these assets into our platform for a seamless user experience. We will continue to selectively add content and platform capabilities through acquisitions that enhance value to our customers.
Pluralsight One
We believe technology has the power to create freedom, equality, and opportunity around the globe. Pluralsight One is our social impact initiative dedicated to closing the technology skills gap. The initiative supports nonprofit organizations and amplifies their impact by equipping them and the people they serve with the technology skills needed to solve the world’s greatest challenges. For example, in 2018, Pluralsight One announced partnerships with code.org and the Computer Science Teacher’s Association to provide access to the Pluralsight platform to teachers and students affiliated with their programs. These partnerships enable both students and teachers to expand their learning journey and increase the reach of technology education through our platform. The more individuals we reach through our platform, the bigger our future opportunity becomes as we enable our customers to access an expanding talent pool.
Pluralsight One is the brand by which we will fulfill our commitment to the Pledge 1% integrated philanthropy movement. Two of our co-founders have together committed to donate one percent of the Company’s equity from their personal holdings and we have committed to donate one percent of our product, time, and profit to help uplift communities around the world.

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Product: Pluralsight One provides discounted and donated subscriptions to our platform to nonprofit organizations. We support the needs of the social and nonprofit sectors by providing our platform to the people and organizations working on critical social issues. Any net profits from subscriptions provided to organizations in connection with Pluralsight One is donated back to the community through charitable grants.

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Time: Employees and authors are encouraged to donate one percent of their time to qualified nonprofits through volunteer activities in their communities and around the globe, supported by a paid volunteer time off policy, and potential matching dollars for hours volunteered.

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Profit: We dedicate, annually, one percent of our net profits, if any, to Pluralsight One, which infuses a portion of our earnings back into our social impact initiative, the nonprofits it supports through funding grants, and the communities where our employees and authors live and work.

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Equity: Two of our co-founders, Aaron Skonnard and Frederick Onion, each intend to donate a portion of their Pluralsight equity to Pluralsight One Fund, a donor advised fund owned and operated by a 501(c)(3) public charity. We will have advisory privileges over the fund, with the ability to recommend investment strategy of the donated assets, and the ability to recommend cash grants to support qualified charities, however we will not control the Pluralsight One Fund sponsor, and accordingly we will not consolidate the donor advised fund’s activities into our consolidated financial statements.

Technology and Content
Our cloud-hosted, multi-tenant application platform is designed for enterprise scalability to enable significant growth in our user base, support businesses with widely distributed locations, and provide high levels of system performance and availability. Our distributed and scalable technology architecture allows our global user base to access courses anytime they want from almost any device, maximizing utilization of our platform.

Iris
Our platform is powered by Iris, which underlies our skill assessments algorithm and guides users on how to develop desired skills. With every assessment and course completed, Iris absorbs information about the state of technology skills of our overall user base, a specific business customer’s users, and individual users, thereby allowing our platform to adapt to the needs of our customers. Iris leverages the following to create a smarter, more personalized development journey for users:

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Machine Learning. Iris uses a modified Bayes Network algorithm to predict assessment responses by updating certainty, question difficulty, and skill ratings as it collects user feedback. Using a text mapping technique, Iris recommends content based on a specific user’s Skill IQ or Role IQ.

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Modern Test Theory. Iris builds on Item Response Theory, or IRT, and applies Bayesian approximation. Learners are scored against a representative global estimate of all users of a given technology or skill, and questions are usable far sooner than with traditional IRT-based methods while maintaining similar levels of accuracy and reliability.

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Bayesian Statistics. Iris applies Bayesian statistics to assign scores to learners and characterize questions quickly and accurately. Iris is able to power adaptive assessments by using a modified scoring algorithm that applies a Monte Carlo method to evaluate each user’s skill level, providing adaptively selected questions to achieve a high level of certainty of that skill level.

Content Creation
Our course library has been created primarily by our world-class community of authors. By publishing their courses on our platform, we provide authors with exposure to our broad user base, thereby enabling our authors to build their reputations and increase their name recognition as a trusted source in the market. In addition, we share our success with our authors, who receive revenue-share amounts based on the viewing of their content. This incentivizes authors to create new high-quality content, which drives customer growth and user adoption, creating a virtuous cycle that promotes our continued growth.
We identify and select prospective authors based on their skills, experience, following in user communities, popularity, ability to effectively communicate, and commitment to advancing knowledge about their discipline.
Once selected to produce content on our platform, we provide authors with a set of tools and skill development materials to instruct them on our course design methodology. They are assigned to one of our content leaders to help them select topics and create a framework for their courses. One of our production editors then guides them through the course production and editing process. External peer reviewers, who are generally authors, help ensure technical accuracy. Authors produce courses and presentations from their own location on their own time, making the process scalable and efficient.
Based on the size of our author community and the related depth and breadth of technical knowledge, we have the ability to consistently deliver current and relevant content to keep pace with technology’s fast pace of change. On average, from the day we decide to create a course, we can identify and sign a new author who meets our specifications in approximately 65 days and that author can publish a new course on our platform within approximately 110 days.
Technology and Content Team
Our technology and content team use a human-centered design and development approach to engage with customers, users, and industry analysts through interviews and surveys on a frequent basis to understand customer needs and general industry trends to enhance our platform and course library. This allows us to build a platform that is uniquely positioned to deliver a highly personalized journey that focuses on the user and provides deep business analytics. The primary function of our technology team is to evaluate new technologies, determine the best technologies to create for our platform, incorporate new features and functionality into our platform to improve user experience, and ensure our solutions are delivered seamlessly, as well as to ensure that our platform is resilient and available to our customers at any time. Our content team tracks subject-matter experts across a variety of categories, researches the latest technology trends and adoption within businesses, and works with our authors to create high-quality content which addresses the needs of our customers.
As of December 31, 2018, we had 340 employees in our technology and content organization. We intend to continue to invest in our technology and content organization to strengthen our existing platform and add new capabilities to enhance our value to customers.
Seasonality
Our quarterly results of operations may fluctuate due to various factors affecting our performance. We have historically experienced seasonality in terms of when we enter into agreements with customers. We typically enter into a higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter of each year and usually during the last month of the quarter. The increase in customer agreements entered into in the fourth quarter is generally attributable to large enterprise buying patterns typical in the software industry. During the fourth quarter of 2018, we recognized 29% of our revenue, and recorded 34% of our total billings and 35% of our billings from business customers for 2018. As the terms of most of our customer agreements are measured in full year increments, agreements initially entered into in the fourth quarter will generally come up for renewal at that same time in subsequent years. This seasonality is reflected in our billings, and to a lesser extent, our revenue. We recognize revenue from subscription fees ratably over the term of the contract. Therefore, changes in our contracting activity in the near term may not impact changes to our reported revenue until future periods
Customers
As of December 31, 2018, we had 16,756 business customers on our platform. We have experienced rapid growth within large businesses. Our client base is diversified across every industry: financial services, internet, technology, healthcare, media and entertainment, consumer goods and retail, transportation and logistics, government contractors, manufacturing, energy, education, and professional services.
Sales and Marketing
Our platform is designed to be easy to access and use, which allows both individual and business customers to seamlessly purchase subscriptions to, and deploy, our platform. Accordingly, for the year ended December 31, 2018, approximately 26% of our revenue was derived from self-service subscriptions to our platform without any direct interaction with our sales team. Our self-service deployments are typically to small business teams and individual customers, which represent the “top of the funnel” for larger deployments, bringing our technology into the workplace and proliferating usage within a business.
We also deploy a direct sales team focused on landing new business customers, renewing existing subscriptions, and expanding business-wide deployments, as well as a field sales team responsible for sourcing new prospects and upsell opportunities. We expect to increase penetration into our business customers by expanding their use of our platform to address additional use cases and increasing the number of their employees who utilize our platform.
Our marketing efforts are focused on generating awareness of our cloud-based technology skills platform, creating sales leads, establishing and promoting our brand, and cultivating a community of loyal customers and authors. We utilize both online and offline marketing initiatives, including search engine and email marketing, online banner and video advertising, blogs, corporate communications, white papers, case studies, user events including Pluralsight LIVE, and webinars.
Employees
As of December 31, 2018, we had over 1,100 full-time employees. We also engage contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are good.
Competition
The market for professional skill development is highly competitive, rapidly evolving, and fragmented. We expect competition to continue to accelerate in the future as competitors bundle new and more competitive offerings with their existing products and services, and as products and product enhancements are introduced into our market.
We compete directly or indirectly against:

•	Instructor-led training vendors, such as Global Knowledge, General Assembly, and New Horizons;

•	Legacy e-learning services, such as Skillsoft and Cornerstone On Demand;

•	Individual-focused e-learning services, such as LinkedIn Learning, Udemy, and Udacity; and

•	Free solutions, such as YouTube.
We believe that the principal competitive factors in our market include the following:

•	breadth, depth, and quality of content library;

•	platform features and functionality;

•	reliability and scalability;

•	performance;

•	user experience;

•	brand;

•	security and privacy;

•	price;

•	accessibility across several devices, operating systems, and applications;

•	third-party and customer integration;

•	customer, technology, and platform support; and

•	continued innovation.
We believe we compete favorably across these factors and are largely uninhibited by legacy constraints. However, many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger customer bases, and significantly greater resources for the development of their offerings. Moreover, because our market is changing rapidly, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid technology and content development cycles, or lower marketing costs, could introduce new products and services that disrupt our market and better address the needs of our customers and potential customers.
Intellectual Property
We rely on trademarks, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. We believe that our intellectual property rights are valuable and important to our business.
As of December 31, 2018, we had nine pending patent applications in the United States and abroad. These patent applications seek to protect our proprietary inventions relevant to our business.
We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and other countries to the extent we determine appropriate. We also have common law rights in some unregistered trademarks that were established over years of use.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.
Legal Proceedings
We are, from time to time, subject to legal proceedings and claims arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect our future business, results of operations, financial condition, or cash flows.
Future litigation may be necessary, among other things, to defend ourselves or our users by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
Our Facilities
Our corporate headquarters occupies approximately 72,000 square feet in Utah under operating leases that expire at various times through 2021. We also lease offices around the world, including in Boston, Ireland, and India.
In August 2018, we entered into a lease agreement to rent an office building consisting of approximately 348,000 gross square feet to be constructed in Draper, Utah expected to become our new corporate headquarters. We will begin to pay basic annual rent in monthly installments on the earlier to occur of the date we open for business in the leased premises or June 24, 2020 (which date may be extended by construction delays). The term of the lease continues for 15 years from the rent commencement date. We have a right to extend the term of the lease for up to three additional five-year periods.
We believe that our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure, and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors, as of January 31, 2019:

Name	Age	Position(s)
Executive Officers
Aaron Skonnard	46	Co-Founder, Chief Executive Officer, and Chairman
James Budge	52	Chief Financial Officer
Nate Walkingshaw	41	Chief Experience Officer
Joe DiBartolomeo	57	Chief Revenue Officer
Non-Employee Directors
Gary Crittenden(1)(2)	65	Director
Scott Dorsey(2)(4)	51	Director
Arne Duncan(2)	54	Director
Ryan Hinkle(3)(4)	37	Director
Leah Johnson(2)	56	Director
Tim Maudlin(3)	68	Director
Frederick Onion	50	Co-Founder and Director
Brad Rencher(4)	45	Director
Bonita Stewart(4)	61	Director
Karenann Terrell(3)	57	Director
________________

(1)	Lead Independent Director

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Audit Committee

(4)	Member of the Compensation Committee
Executive Officers
Aaron Skonnard co-founded our company in 2004 and has served as our Chief Executive Officer since October 2009. Mr. Skonnard has served as Chairman of our board of directors since its formation in December 2017, as a member of the board of managers for Pluralsight Holdings since August 2014, and as a member of the board of managers of Pluralsight, LLC since October 2009. Mr. Skonnard also serves as a co-founder and executive board member of Silicon Slopes, a nonprofit designed to empower Utah’s startup and tech community. Mr. Skonnard holds a B.S. degree in Computer Science from Brigham Young University.
We believe that Mr. Skonnard is qualified to serve as a member of our board of directors because of his perspective and experience as our co-founder and Chief Executive Officer as well as our largest stockholder.
James Budge has served as our Chief Financial Officer since April 2017. From January 2016 to February 2017, Mr. Budge served as Chief Financial Officer and Co-President of Anaplan, Inc., a financial planning and performance management company. From May 2012 to January 2016, Mr. Budge served as Chief Operating Officer and Chief Financial Officer of Genesys, Inc., a provider of contact center solutions. From September 2005 to May 2012, Mr. Budge served as Chief Operating Officer and Chief Financial Officer of Rovi Corporation, a provider of digital entertainment technology which subsequently acquired and renamed itself TiVo corporation. Mr. Budge holds a B.S. degree in Accounting from Brigham Young University.
Nate Walkingshaw has served as our Chief Experience Officer since February 2016. Previously, Mr. Walkingshaw served as our Chief Product Officer from January 2015 to February 2016. Prior to joining our company, Mr. Walkingshaw founded and served as Chief of Research and Innovation at Tanner Labs, an innovation incubator for recognition and wellness ventures, from November 2013 to January 2015. From May 2011 to August 2013, Mr. Walkingshaw served in various capacities at Brightface, Inc., a software and application development company, which he co-founded. Mr. Walkingshaw studied International Business at Westminster College.
Joe DiBartolomeo has served as our Chief Revenue Officer since June 2016. Prior to joining our company, Mr. DiBartolomeo served as President-Americas for Qlik Technologies Inc., a business intelligence and analytics company, from July 2011 to June 2016. From July 2007 to December 2010, Mr. DiBartolomeo served as Senior Vice President of Strategic Customer Solutions at Dun & Bradstreet Company, a business data and analytics company, and later as President and General Manager of Purisma, Inc., a data management software company acquired by Dun & Bradstreet Company. From June 1998 to July 2007, Mr. DiBartolomeo served in various sales roles, including as Senior Vice President, North American Commercial Technology Sales, at Oracle Corporation, a computer software company. Mr. DiBartolomeo studied Computer Science and Electrical Engineering at The New York Institute of Technology.
Non-Employee Directors
Gary Crittenden has served as a member of the board of directors since its formation in December 2017, and as a member of the board of managers of Pluralsight Holdings since June 2016. Since January 2017, Mr. Crittenden has served as an Executive Director at HGGC, LLC, a private equity firm. Mr. Crittenden previously served as the Chairman and Managing Partner of HGGC, LLC from December 2013 to December 2016, as its Chief Executive Officer from April 2012 to December 2013, and as its Managing Partner from 2009 to April 2012. Since July 2013 Mr. Crittenden has served on the board of directors of Primerica, Inc., a distributor of financial products, and since August 2016, Mr. Crittenden has served on the board of directors of Zions Bancorporation, a financial holding company. Mr. Crittenden previously served as chairman of Citi Holdings, and as Chief Financial Officer at Citigroup, American Express Company, Monsanto, Sears Roebuck, Melville Corporation, and Filene’s Basement. Mr. Crittenden holds a B.S. degree in Management from Brigham Young University, an M.B.A. degree from Harvard Business School, and an Honorary Doctorate from Weber State University.
We believe Mr. Crittenden is qualified to serve as a member of our board of directors because of his public company operating experience, financial and accounting expertise, and his leadership experience within large enterprises.
Scott Dorsey has served as a member of the board of directors since its formation in December 2017 and as a member of the board of managers of Pluralsight Holdings since September 2017. Since April 2015, Mr. Dorsey has served as Managing Partner of High Alpha, a venture studio that launches, scales, and invests in enterprise cloud companies. From July 2013 to August 2014, Mr. Dorsey served as the Chief Executive Officer of Salesforce ExactTarget Marketing Cloud, a cloud marketing platform and division of salesforce.com, inc., an enterprise cloud computing company. Prior to ExactTarget’s acquisition by salesforce.com in 2013, Mr. Dorsey co-founded ExactTarget, Inc., a marketing software company, and served as its Chairman and Chief Executive Officer from December 2000 to July 2013. Mr. Dorsey holds a B.S. degree in Marketing from Indiana University and an M.B.A. degree from the Kellogg School of Management at Northwestern University.
We believe Mr. Dorsey is qualified to serve as a member of our board of directors because of his public company operating experience and his experience in the venture capital industry analyzing and investing in technology companies.
Arne Duncan has served as a member of the board of directors since its formation in December 2017 and as a member of the board of managers of Pluralsight Holdings since June 2016. Since March 2016, Mr. Duncan has served as a Managing Partner at the Emerson Collective, a non-profit organization focused on improving the quality of public education. Mr. Duncan previously served as the U.S. Secretary of Education from January 2009 to December 2015. Mr. Duncan currently serves on the board of directors of several private companies. Mr. Duncan holds a B.A. degree in Sociology from Harvard University.
We believe Mr. Duncan is qualified to serve as a member of our board of directors because of his in-depth knowledge of, and experience in, education.
Ryan Hinkle has served as a member of the board of directors since its formation in December 2017, as a member of the board of managers of Pluralsight Holdings since August 2014, and as a member of the board of managers of Pluralsight, LLC since December 2012. Mr. Hinkle joined Insight Venture Management, LLC, a venture capital and private equity firm, in 2003 and has served as a Managing Director since December 2012. Mr. Hinkle holds a B.S. degree in Economics and a B.A.S. degree in Electrical Engineering from the University of Pennsylvania.
We believe that Mr. Hinkle is qualified to serve as a member of our board of directors because of his experience in the venture capital industry analyzing and investing in technology companies, as well as his perspective as a representative of our largest stockholder.
Leah Johnson has served as a member of the board of directors since October 2018. Ms. Johnson founded LCJ Solutions, LLC, a strategic communications consulting company, and has served as its Chief Executive Officer since April 2009. Ms. Johnson previously served as Interim Chief Communications and Branding Officer at Guardian Life Insurance Company of America from December 2012 to August 2013. From November 1999 to July 2008, Ms. Johnson served as Director, Global Public Affairs and then as Senior Vice President, Global Corporate Affairs at Citigroup Inc. Ms. Johnson holds a B.A. degree in Psychology from Harvard College.
We believe Ms. Johnson is qualified to serve as a member of our board of directors because of her public company operating experience, her expertise in strategic communications, and her leadership experience within large enterprises.
Tim Maudlin has served as a member of the board of directors since its formation in December 2017 and as a member of the board of managers of Pluralsight Holdings since June 2016. From January 1989 to December 2007, Mr. Maudlin served as the Managing General Partner of Medical Innovation Partners, a venture capital firm. Mr. Maudlin has served as a member of the board of directors of Alteryx, Inc., a data analytics software company, since December 2015. Mr. Maudlin previously served as a member of the board of directors of Web.com Group, Inc., an internet services company, from February 2002 through October 2018. Mr. Maudlin holds a B.A. degree in Economics from St. Olaf College and an M.M. degree in Accounting, Finance, and Management from the Kellogg School of Management at Northwestern University. Mr. Maudlin is trained as a certified public accountant.
We believe that Mr. Maudlin is qualified to serve as a member of our board of directors because of his experience in the venture capital industry analyzing and investing in technology companies, his extensive experience as a member of numerous public company boards of directors, and his significant financial and accounting expertise.
Frederick Onion co-founded our company in 2004 has served as a member of the board of directors since its formation in December 2017, as a member of the board of managers of Pluralsight Holdings since August 2014, and as a member of the board of managers of Pluralsight, LLC since June 2014. Mr. Onion has served as our Content Advisor since June 2014, and previously served as our Chief Content Officer from May 2008 to May 2014. In August 2014, Mr. Onion founded the Onion Foundation, a private non-profit family foundation. Mr. Onion holds an A.B. degree in Computer Science from Harvard University and an M.S. degree in Computer Science from the University of California, Irvine.
We believe that Mr. Onion is qualified to serve as a member of our board of directors because of his knowledge of the industry in which we operate and his perspective, and experience as our co-founder.
Brad Rencher has served as a member of the board of directors since its formation in December 2017 and as a member of the board of managers of Pluralsight Holdings since June 2016. Mr. Rencher served as Executive Vice President and General Manager of Digital Experience at Adobe Systems Inc., a software company, from August 2011 to March 2019. Mr. Rencher currently serves as a member of the board of directors of the Utah Symphony and as an executive board member of Silicon Slopes, a nonprofit designed to empower Utah’s startup and tech community. Mr. Rencher holds a B.S. degree in Business Management and Finance from Brigham Young University and an M.B.A. degree from the Kellogg School of Management at Northwestern University.
We believe that Mr. Rencher is qualified to serve as a member of our board of directors because of his knowledge of the industry in which we operate.
Bonita Stewart has served as a member of the board of directors since October 2018. Since 2006, Ms. Stewart has served in various roles at Google, Inc., a wholly-owned subsidiary of Alphabet Inc., a global technology company, including most recently as Vice President, Global Partnerships since July 2016. At Google, Ms. Stewart previously served as Vice President, Americas, Partner Business Solutions from August 2012 to December 2015; as Vice President,

U.S. Sales and Operations from 2011 to 2012; as Managing Director, U.S. Sales from 2009 to 2010; and as Industry Director, U.S. Automotive from 2006 to 2009. Ms. Stewart has served on the board of Deckers Outdoor Corporation, a footwear design and distribution company, since September 2014. Ms. Stewart holds a B.A. degree in Journalism from Howard University and an M.B.A. degree from Harvard Business School.
We believe Ms. Stewart is qualified to serve as a member of our board of directors because of her public company operating experience, her expertise in the industry in which we operate, and her leadership experience within large enterprises.
Karenann Terrell has served as a member of the board of directors since its formation in December 2017, and as a member of the board of managers of Pluralsight Holdings since October 2017. Since September 2017, Ms. Terrell has served as Chief Digital and Technology Officer for GlaxoSmithKline plc, a global pharmaceutical and healthcare company. Ms. Terrell previously served as the Chief Information Officer of Wal-Mart Stores, Inc., a global retail company, from February 2012 to March 2017. Ms. Terrell holds a B.S. degree in Electrical Engineering from Kettering University and an M.S. degree in Electrical Engineering from Purdue University.
We believe Ms. Terrell is qualified to serve as a member of our board of directors because of her public company operating experience, her expertise in digital, data, and analytics strategy, and her leadership experience within large enterprises.
Other Director Matters
Gary Crittenden served as the Chief Financial Officer of Citigroup from March 2007 to March 2009. In July 2010, Mr. Crittenden entered into an order with the SEC in which the SEC found that Mr. Crittenden should have known that certain statements made by Citigroup, while he was chief financial officer, were materially misleading and Mr. Crittenden paid a civil monetary penalty of $100,000. Mr. Crittenden did not admit any wrongdoing in connection with the matter or disgorge any amount to Citigroup, and he did not face a ban from any future activities. In electing Mr. Crittenden, our board of directors considered the SEC order and related matters and concluded that they did not raise any concerns about Mr. Crittenden’s qualification to serve on our board of directors.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. The number of directors is fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Our board of directors consists of nine directors, six of whom qualify as “independent” under Nasdaq listing standards.
In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

•	the Class I directors are Messrs. Crittenden, Maudlin, and Rencher and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors are Messrs. Duncan and Onion and Mses. Johnson and Terrell and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors are Messrs. Dorsey, Hinkle, and Skonnard and Ms. Stewart and their terms will expire at the annual meeting of stockholders to be held in 2021.
Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
The classification of our board of directors with staggered three-year terms may have the effect of delaying or preventing changes in control of our company.

Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman, together with his affiliates, controls a majority of the combined voting power of our outstanding capital stock. As a result, Mr. Skonnard is able to control any action requiring the general approval of our stockholders, including the election of our board of directors.
Director Independence
Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based on information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, and considering the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, our board of directors has determined that each of our directors, other than Mr. Skonnard, Mr. Onion, and Mr. Duncan, are “independent directors” as defined under the rules of the NASDAQ Stock Market. In addition, our board of directors determined that Mr. Maudlin, Mr. Hinkle, and Ms. Terrell, who are members of our audit committee, satisfy the independence standards for audit committee members established by applicable SEC rules and the rules of the NASDAQ Stock Market. Our board of directors has determined that Mr. Hinkle, Mr. Rencher, Mr. Dorsey, and Ms. Stewart, who are members of our compensation committee, satisfy the independence standards for compensation committee members established by applicable SEC rules and the rules of the NASDAQ Stock Market. Our board of directors has determined that Mr. Crittenden, Mr. Dorsey, and Ms. Johnson, who are members of our nominating and corporate governance committee, satisfy the independence standards for nominating and corporate governance committee members established by applicable SEC rules and the rules of the NASDAQ Stock Market.
Although we are a “controlled company” within the meaning of the corporate governance rules of the NASDAQ Stock Market because Aaron Skonnard and his associated entities, collectively, hold a majority of the voting power of our outstanding capital stock, we have elected not to take advantage of the “controlled company” exemptions found in the NASDAQ rules and are in full compliance with all corporate governance requirements under the NASDAQ Stock Market rules.
There are no family relationships among any of our directors or executive officers.
Board Oversight of Risk
Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. Our board of directors reviews strategic and operational risk in the context of discussions, question and answer sessions, and reports from the management team at each regular board meeting, receives reports on all significant committee activities at each regular board meeting, and evaluates the risks inherent in significant transactions. Our audit committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and also, among other things, discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our nominating and corporate governance committee assists our board of directors in fulfilling its oversight responsibilities with respect to risks relating to our corporate governance practices, the independence of the board of directors and potential conflicts of interest, and director succession planning. Our compensation committee assesses risks relating to our executive compensation plans and arrangements, and whether our compensation policies and programs have the potential to encourage excessive risk taking.
Our board of directors believes its current leadership structure supports the risk oversight function of the board. In particular, our board believes that our lead independent director and majority of independent directors provide a well-functioning and effective balance to the member of executive management on our board.
Board Leadership Structure
Our board of directors has adopted corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director at any time when our Chief Executive Officer serves as the

Chairperson of the Board or if the Chairperson is not otherwise independent. The lead independent director will be responsible for calling separate meetings of the independent directors, determining the agenda and serving as chair of meetings of independent directors, reporting to the Chief Executive Officer and Chairperson of our board of directors regarding feedback from executive sessions, serving as spokesperson for the company as requested, and performing such other responsibilities as may be designated by a majority of the independent directors from time to time.
The roles of Chief Executive Officer and Chairperson are currently combined as our board is currently chaired by Mr. Skonnard, who is also our Chief Executive Officer. The board of directors believes that it is in the best interest of the company and its stockholders for Mr. Skonnard to serve in both roles given his knowledge of our company and industry and his role in co-founding the company and overseeing its growth to this point. Our board of directors has appointed Mr. Crittenden to serve as the current lead independent director.
Our board of directors believes that having a combined chairman and Chief Executive Officer, along with a lead independent director, is the appropriate leadership structure for us at this time. We believe that this structure provides appropriate leadership and oversight of Pluralsight and facilitates effective functioning of both management and the board.
Board Committees
Our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full board of directors. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee currently consists of Mr. Maudlin, Mr. Hinkle, and Ms. Terrell, with Mr. Maudlin serving as chairperson. Each member of our audit committee meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Mr. Maudlin is considered an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act and all members of the audit committee are financially literate and meet the sophistication requirements under the listing standards of Nasdaq and SEC rules and regulations.
Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee also:

•	oversees the work of our independent registered public accounting firm (“independent auditors”) and our internal control functions;

•	approves the hiring, discharging and compensation of our independent auditors;

•	approves engagements of the independent auditors to render any audit or permissible non-audit services;

•	reviews the qualifications, independence and performance of our independent auditors;

•	reviews the scope of the annual audit;

•	reviews our financial statements and reviews our critical accounting policies and estimates;

•	reviews the adequacy and effectiveness of our internal controls;

•	reviews and discusses with management and our independent auditors the results of our annual audit and our quarterly financial statements;

•	reviews our risk assessment and risk management processes, including cybersecurity matters;

•	establishes procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; and

•	reviews and approves related party transactions under Item 404 of Regulation S-K.
Our audit committee operates under a written charter approved by our board of directors and that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing rules. The charter is available on our website at http://investors.pluralsight.com.
Compensation Committee
Our compensation committee currently consists of Mr. Rencher, Mr. Hinkle, Mr. Dorsey, and Ms. Stewart, with Mr. Rencher serving as the chairperson. Each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members.
Our compensation committee oversees our corporate compensation programs. Our compensation committee also:

•	reviews and recommends policies relating to compensation and benefits of our officers and employees;

•	reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other senior officers;

•	evaluates the performance of our officers in light of established goals and objectives;

•	recommends compensation of our officers based on its evaluations;

•	administers our equity compensation plans; and

•	makes recommendations regarding non-employee director compensation to the full board of directors.
Our compensation committee operates under a written charter approved by our board of directors and that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing rules. The charter is available on our website at http://investors.pluralsight.com.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee currently consists of Mr. Crittenden, Mr. Duncan, Mr. Dorsey, and Ms. Johnson, with Mr. Crittenden serving as the chairperson. We have determined that Mr. Duncan is not independent as that term is defined under the rules and regulations of Nasdaq, and we intend to rely on the phase-in schedules set forth in Nasdaq Marketplace Rule 5615(b)(1) with respect to the independence of our Nominating and Corporate Governance Committee, which allows a company listing on the exchange in connection with its initial public offering to phase in its compliance with Nasdaq independent committee requirements such that all members of the Nominating and Corporate Governance Committee shall be independent within one year of listing.
Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee also:

•	evaluates and makes recommendations regarding the organization and governance of the board of directors and its committees;

•	assesses the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

•	recommends desired qualifications for board of directors membership and conduct searches for potential members of the board of directors;

•	reviews and makes recommendations with regard to our corporate governance guidelines;

•	approves our committee charters;

•	oversees compliance with our code of business conduct and ethics;

•	contributes to succession planning;

•	reviews actual and potential conflicts of interest of our directors and officers other than related party transactions reviewed by our audit committee; and

•	oversees the board self-evaluation process.
Our nominating and corporate governance committee operates under a written charter approved by our board of directors and that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing rules. The charter is available on our website at http://investors.pluralsight.com.
Code of Business Conduct and Ethics
Our board of directors has adopted a written code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics is available on the corporate governance section of our website, which is located at http://investors.pluralsight.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.
Compensation Committee Interlocks and Insider Participation
During 2018, our compensation committee was comprised of Mr. Rencher, Mr. Hinkle, Mr. Dorsey, and Ms. Stewart, with Mr. Rencher serving as the chairperson. None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
A member of our board of directors and compensation committee, Ryan Hinkle, is a Managing Director of Insight Venture Management, LLC, which is an affiliate of certain record and beneficial owners of more than 5% of our capital stock. Entities affiliated with Insight Venture Management, LLC purchased 2,653,927 Series C redeemable convertible preferred units for a total purchase price of $24,999,992 in March 2016 and 6,540,881 Class A common units for a total purchase price of $53,962,268 in August 2017.
A member of our board of directors and our compensation committee, Brad Rencher, is affiliated with Centerpine LLC, which purchased 53,003 common units for a total purchase price of $299,997 in November 2016. Centerpine LLC also purchased an additional 103,244 Class A common units for a total purchase price of $699,994 in September 2017.
A member of our board of directors and our compensation committee, Scott Dorsey, is affiliated with AREO Ventures, LLC, which purchased 147,492 Class A common units for a total purchase price of $999,996 in September 2017.
Outside Director Compensation Policy
Our board of directors adopted our Outside Director Compensation Policy in connection with our initial public offering. Members of our board of directors who are not employees are eligible for compensation under our Outside Director Compensation Policy. Accordingly, Messrs. Hinkle, Onion and Skonnard are not eligible for awards under our Outside Director Compensation Policy. We will continue to reimburse our eligible non-employee directors for reasonable, customary, and documented travel expenses to board and committee meetings.
The Outside Director Compensation Policy includes a maximum annual limit of $600,000 of cash compensation and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.
Under our Outside Director Compensation Policy, non-employee directors will receive compensation in the form of equity and cash, as described below:
Cash Compensation
Starting with our 2019 annual meeting of stockholders, each non-employee director is eligible to receive the following annual cash retainers for certain board and/or committee service:

•	$30,000 per year for service as a board member;

•	$17,000 per year additionally for service as lead independent director;

•	$20,000 per year additionally for service as chair of the audit committee;

•	$9,500 per year additionally for service as a member of the audit committee;

•	$14,000 per year additionally for service as chair of the compensation committee;

•	$5,000 per year additionally for service as a member of the compensation committee;

•	$7,500 per year additionally for service as chair of the nominating and corporate governance committee; and

•	$3,500 per year additionally for service as a member of the nominating and corporate governance committee.
All cash payments to non-employee directors will be paid quarterly in arrears on a prorated basis. There are no per-meeting attendance fees. Each non-employee director receiving an additional fee as a chair of a committee will not also receive the additional fee as a member of the committee.
Equity Compensation
Non-employee directors are eligible to receive all types of equity awards (except incentive stock options) under our 2018 Equity Incentive Plan, or the 2018 Plan, including discretionary awards not covered under our Outside Director Compensation Policy. All grants of awards under our Outside Director Compensation Policy will be automatic and nondiscretionary.
Initial Award. Upon joining our board, each newly-elected non-employee director will receive an initial equity award having a grant date fair value (determined in accordance with GAAP) equal to $186,000 multiplied by a fraction, (1) the numerator of which is the number of full months remaining during the period beginning on the date the individual becomes a member of the board and ending on the one-year anniversary of the date of the then-most recent annual meeting, or the Initial Award Vesting Period and (2) the denominator of which is 12, rounded to the nearest whole share, or the Initial Award. The Initial Award will be comprised of restricted stock units, or RSUs. The Initial Award will be granted on the first trading date on or after such person first becomes a non-employee director. Subject to the terms of the policy, the Initial Award will vest upon the earlier of the last day of the Initial Award Vesting Period or the day prior to the date of the Annual Meeting next following the date the Initial Award is granted, subject to the individual’s continued service through the applicable vesting date. An individual who is director and also an employee will not receive an Initial Award if they become a non-employee director due to termination of employment.
Annual Award. On the date of each annual meeting of our stockholders beginning with the 2019 Annual Meeting, each non-employee director automatically will be granted an equity award having a grant date value equal to $186,000, or the Annual Award. The Annual Award will be comprised of RSUs. Subject to the terms of the policy, each Annual Award will vest upon the earlier of the one-year anniversary of the grant date or the day prior to our next annual meeting occurring after the grant date, subject to the individual’s continued service through the applicable vesting date.

Any award granted under our Outside Director Compensation Policy will fully vest in the event of a change in control, as defined in our 2018 Plan, provided that the individual remains a director through such change in control.
The following table provides information regarding the total compensation that was awarded to each of our directors who was not serving as an executive officer during 2018. Mr. Skonnard has been excluded from this table because he was an employee of the Company in 2018 and his compensation as an employee is reflected in the section titled “Executive Compensation—2018 and 2017 Summary Compensation Table.” Mr. Skonnard did not receive any compensation for his services as a director in 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Total ($)
Gary Crittenden	—	300,000	640,134	940,134
Scott Dorsey	—	300,000	865,265	1,165,265
Arne Duncan	—	300,000	1,214,741	1,514,741
Ryan Hinkle	—	—	—	—
Leah Johnson(2)	—	220,900	—	220,900
Tim Maudlin	—	300,000	640,134	940,134
Frederick Onion	—	—	—	—
Brad Rencher	—	300,000	640,134	940,134
Bonita Stewart(2)	—	220,900	—	220,900
Karenann Terrell	—	300,000	1,046,200	1,346,200
________________

(1)
The fair value of each stock award is measured based on the closing price of our Class A common stock on the date of grant computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. Stock option awards are shown at their aggregate grant date fair value using the Black-Scholes option pricing model, in accordance FASB ASC Topic 718. We provided information regarding the assumptions used to calculate the value of all incentive unit grants made to our directors in Note 11 to Pluralsight, Inc.’s consolidated financial statements included elsewhere in this prospectus.

(2)	Ms. Johnson and Ms. Stewart joined our Board in October 2018.

The table below shows the aggregate numbers of stock awards and stock options held as of December 31, 2018, by each non-employee director who was serving as of December 31, 2018. Mr. Skonnard, our Chief Executive Officer, is excluded from this table because he was an employee of the Company in 2018 and did not receive any incentive units for his services as a director. Mr. Skonnard’s outstanding incentive equity is fully reflected in the section titled “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End.”

Name	Unvested Stock Awards Outstanding at Fiscal Year End (#)	Stock Options Outstanding at Fiscal Year End (#)
Gary Crittenden	24,071(1)	80,721
	20,000(2)
Scott Dorsey	70,999(1)	109,110
	20,000(2)
Arne Duncan	79,592(3)	153,179
	20,000(2)
Ryan Hinkle	—	—
Leah Johnson	10,000(4)	—
Tim Maudlin	12,036(1)	80,721
	20,000(2)
Frederick Onion	—	—
Brad Rencher	24,071(1)	80,721
	20,000(2)
Bonita Stewart	10,000(4)	—
Karenann Terrell	68,973(1)	131,926
	20,000(2)
________________

(1)
Represents unvested LLC Units of Pluralsight Holdings along with corresponding shares of Class B common stock of Pluralsight, Inc. These awards vest in equal amounts quarterly over three years. Each LLC Unit, along with its corresponding share of Class B common stock, are exchangeable on a one-for-one basis into one share of Class A common stock at the option of the holder (for which we may substitute cash).

(2)	Represents RSUs covering shares of Class A common stock that will vest on the earlier of the 2019 annual meeting of stockholders or May 17, 2019, subject to the director’s continued service.

(3)
Represents unvested LLC Units of Pluralsight Holdings along with corresponding shares of Class B common stock of Pluralsight, Inc. The award dated May 27, 2016 vests in equal amounts quarterly over three years, and the award dated December 13, 2016 vested as to 25% of the total after one year and vests in equal amounts quarterly thereafter for three years. Each LLC Unit, along with its corresponding share of Class B common stock, are exchangeable on a one-for-one basis into one share of Class A common stock at the option of the holder (for which we may substitute cash).

(4)	Represents RSUs covering shares of Class A common stock that will vest at the 2019 annual meeting of stockholders, subject to the director’s continued service.
In May 2018 in connection with the IPO, our board of directors approved a new award of 20,000 RSUs to each of our directors other than Messrs. Hinkle, Onion, and Skonnard on the terms set forth in the paragraph below. In determining the size and terms of this award, our board of directors considered such factors as it determined appropriate, including, the compensation level of directors at comparable companies, the expected timing of the issuance of future equity awards to them under the director compensation policy described above, and the past and expected future contributions of these directors to the Company.
This award vests on the earlier of the next annual meeting of stockholders or the one year anniversary of the grant date, subject to the director’s continued service with us. The award is subject to vesting acceleration on a “change in control” (as defined in the 2018 Plan). The awards were granted effective as of immediately prior to the effectiveness of the registration statement related to the IPO and are subject to the terms of the 2018 Plan.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the section titled “—2018 and 2017 Summary Compensation Table” below. The table summarizes the compensation paid to our principal executive officer and each of our other named executive officers determined under 402(m)(2) of Regulation S-K during the years ended December 31, 2018 and 2017. We refer to these individuals as our “named executive officers.” In fiscal year 2018, our named executive officers and their positions were as follows

•	Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman;

•	James Budge, our Chief Financial Officer; and

•	Joe DiBartolomeo, our Chief Revenue Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
2018 and 2017 Summary Compensation Table
The following table sets forth information concerning the fiscal year 2018 and 2017 compensation of our principal executive officer and our two most highly compensated executive officers who were serving as executive officers as of December 31, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Incentive Unit Awards(2) ($)	Stock Awards(1) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Aaron Skonnard	2018	—	77,000	—	7,394(6)	12,420,017	438,420	9,144	12,951,975
Co-Founder, Chief Executive Officer, and Chairman	2017	226,875	784,464	18,150,000	24,720,000	—	—	2,083,969(7)	45,965,308
James Budge	2018	5,991(9)	—	—	1,347,899(8)	5,848,550	191,809	33,251	7,427,500
Chief Financial Officer	2017	3,456(9)	280,000	6,016,079	—	—	—	17,931	6,317,466
Joe DiBartolomeo	2018	350,015	—	—	520,800	2,560,505	372,143	33,008	3,836,471
Chief Revenue Officer	2017	350,004	—	—	—	—	379,280	27,427	756,711
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(1)
The amounts in the “Stock Awards” column reflect the aggregate grant-date fair value of RSUs of Pluralsight, Inc. or restricted share units of Pluralsight Holdings awarded to our named executive officers during 2018 and 2017 as computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all RSU awards made to executive officers in Note 11 to Pluralsight, Inc.’s consolidated financial statements included elsewhere in this prospectus.

(2)
The amounts in the “Incentive Unit Awards” column reflect the aggregate grant-date fair value of incentive units and Class B incentive units granted during 2017 computed in accordance with FASB ASC Topic 718, rather than the amounts paid or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all incentive unit awards made to executive officers in Note 11 to Pluralsight, Inc.’s consolidated financial statements included elsewhere in this prospectus. In connection with the Reorganization Transactions, all incentive units were converted into LLC Units of Pluralsight Holdings and remain subject to the same time-based vesting restrictions that existed prior to the Reorganization Transactions.

(3)
The amounts in this column represent the aggregate grant date fair value of stock option awards as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 11 to Pluralsight, Inc.’s consolidated financial statements included elsewhere in this prospectus.

(4)
With respect to Mr. Skonnard and Mr. Budge, the amounts in this column represent annual incentives earned by Mr. Skonnard and Mr. Budge under our Executive Bonus Plan for 2018, as described in additional detail below. With respect to Mr. DiBartolomeo, the amounts in this column represent amounts earned by Mr. DiBartolomeo under his compensation arrangement.

(5)
The amounts for 2018 include matching contributions under our 401(k) plan ($2,892 for Mr. Skonnard, $8,250 for Mr. Budge, and $8,262 for Mr. DiBartolomeo), life insurance premiums ($66 for each of Mr. Skonnard, Mr. Budge, and Mr. DiBartolomeo), and a tax gross-up relating to a sale trip ($6,186 for Mr. Skonnard, $6,456 for Mr. Budge, and $6,370 for Mr. DiBartolomeo); for Mr. Budge, the amount also includes housing expenses ($18,209) and a wellness reimbursement ($270); for Mr. DiBartolomeo, the amount also includes housing expenses ($18,310). The amounts for 2017 include matching contributions under our 401(k) plan ($9,698 for Mr. Skonnard, $8,260 for Mr. Budge, and $8,435 for Mr. DiBartolomeo) and gift cards ($500 for each of Mr. Skonnard, Mr. Budge, and Mr. DiBartolomeo); for Mr. Budge, the amount also includes housing expenses ($9,037) and a reimbursement for gym membership and related expenses ($134); for Mr. DiBartolomeo, the amount also includes housing expenses ($18,492).

(6)	Represents the grant date fair value of shares of Class A common stock granted to Mr. Skonnard pursuant to an ESPP equivalent program approved by our board of directors in May 2018.

(7)
For Mr. Skonnard, the amount in this column also includes a one-time compensation expense of $2,073,771 that we recorded in 2017 in connection with the conversion of 12,961,071 common units beneficially owned by Mr. Skonnard into Class B common units in June 2017. This amount represents the difference in fair value between the Class A common units and Class B common units at the time of conversion. We provide information regarding the conversion and assumptions used to calculate the value of the different classes of common units in Note 9 to Pluralsight Inc.’s consolidated financial statements included elsewhere in this prospectus.

(8)	Includes the grant date fair value of shares of Class A common stock granted to Mr. Budge pursuant to an ESPP equivalent program approved by our board of directors in May 2018.

(9)	This amount represented payments necessary to allow Mr. Budge to make standard applicable employee contributions under our broad-based employee benefits plans.
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information regarding the outstanding equity awards held by our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2018.

		Option Awards				Stock Awards
Name	Grant Date	Number of Stock Options Outstanding Exercisable (#)	Number of Stock Options Outstanding Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Unearned Units or Other Rights That Have Not Vested (#)	Market Value of Unearned Units or Other Rights That Have Not Vested(1) ($)
Aaron Skonnard	5/17/18	391,542(2)	1,174,624(2)	15.00	5/17/2028	—	—
	9/29/17	—	—	—	—	1,201,109(3)	28,286,117
	9/29/17	—	—	—	—	2,062,500(4)	48,571,875
James Budge	5/17/18	184,376(2)	553,127(2)	15.00	5/17/2028	—	—
	4/25/17	—	—	—	—	664,230(5)	15,642,616
	2/21/18	—	—	—	—	79,792(6)	1,879,102
	2/21/18	—	—	—	—	79,792(7)	1,879,102
Joe DiBartolomeo	5/17/18	80,720(2)	242,160(2)	15.00	5/17/2028	—	—
	9/30/16	—	—	—	—	229,117(8)	5,395,705
	2/21/18	—	—	—	—	31,000(6)	730,050
	2/21/18	—	—	—	—	31,000(7)	730,050
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(1)	In accordance with SEC rules, market value is based on $23.55, the closing price of our common stock on the last trading day of the fiscal year.

(2)	The option grant vests as to 25% of the total option grant on November 17, 2018, and thereafter as to 25% of the total option grant every six months.

(3)
286,594 LLC Units of Pluralsight Holdings vested on July 25, 2018 with the remaining LLC Units vesting in increments of 109,191 or 109,192 every three months thereafter. Each LLC Unit corresponds with a share of Class C common stock, which together are exchangeable for one share of Pluralsight, Inc. Class A common stock at the option of the holder (for which we may substitute cash). The Class C common stock is also convertible into Class B Common Stock on a one-for-one basis at the holder's election.

(4)	The RSUs, covering Class C common stock, vest as to 25% of the total on July 25, 2018 and in equal amounts every three months thereafter.

(5)
The LLC Units vested as to 25% of the total on April 17, 2018 and in equal amounts every three months thereafter. Each LLC Unit corresponds with a share of Pluralsight, Inc. Class B common stock, which together are exchangeable for one share of Pluralsight, Inc. Class A common stock at the option of the holder (for which we may substitute cash).

(6)	The RSUs, covering Class A common stock, vested as to 25% of the total on February 21, 2019 and in equal amounts every three months thereafter.

(7)	Based on performance criteria that were met in 2018, 50% of the RSUs, covering Class A common stock, vest on January 1, 2020 and the remaining 50% vest on January 1, 2021.

(8)
The LLC Units vested as to 25% of the total on July 1, 2017 and in equal amounts every three months thereafter. Each LLC Unit corresponds with a share of Pluralsight, Inc. Class B common stock, which together are exchangeable for one share of Pluralsight, Inc. Class A common stock at the option of the holder (for which we may substitute cash).

Executive Compensation Arrangements
Aaron Skonnard Executive Employment Agreement
Mr. Skonnard, our co-founder, Chief Executive Officer and Chairman, entered into an executive employment agreement with us, dated August 16, 2017, or the Skonnard Employment Agreement. Pursuant to the Skonnard Employment Agreement, Mr. Skonnard receives no base salary and is eligible to participate in standard benefit plans and perquisite programs made available to our employees generally. We provide Mr. Skonnard an amount of up to $3,000 per year for flexible spending account contributions. We also provide Mr. Skonnard with payment or reimbursement for private air travel of up $500,000 per year for his business travel. Mr. Skonnard also is eligible to participate in any annual bonus plan offered by us to our employees generally, with an annual target bonus of $400,000, and with individual goals, performance assessment, and discretionary bonus payments, if any, to be determined by our board of directors.
The Skonnard Employment Agreement provides for “at-will” employment and may be terminated at any time, for any or no reason, by either us or Mr. Skonnard on 30 days’ written notice to the other party. However, we may terminate Mr. Skonnard’s employment immediately and without prior notice for cause (as defined in the Skonnard Employment Agreement) or at our sole discretion by providing Mr. Skonnard with pay in lieu of the 30-day notice period. In addition, Mr. Skonnard may terminate his employment immediately and without prior notice for good reason (as defined in the Skonnard Employment Agreement). In the event Mr. Skonnard terminates the Skonnard Employment Agreement for any reason other than for good reason, then during the 30-day notice period, we may terminate Mr. Skonnard’s employment at any time, in which case all our obligations to Mr. Skonnard under the Skonnard Employment Agreement other than accrued obligations through the date of termination will cease.
If we terminate the Skonnard Employment Agreement without cause or if Mr. Skonnard terminates the Skonnard Employment Agreement for good reason, then we will pay to Mr. Skonnard: (i) severance pay in an amount equal to $200,000, less applicable withholdings, in equal periodic installments over six (6) months in accordance with the Company’s payroll practices; and (ii) if Mr. Skonnard properly elects continuation coverage under our group medical insurance plan under applicable law, the percentage of the premium for such medical plan coverage which we bear for similarly situated active employees of ours and their enrolled family members immediately before the termination date for up to six (6) months. These severance payments, however, will be reduced by the amount of any compensation Mr. Skonnard earns from other employment during the period such severance payments are payable. In addition, if we determine following the termination of the Skonnard Employment Agreement that cause existed on or before such termination, the severance payments described in this paragraph will cease and/or become repayable to us by Mr. Skonnard, as applicable.
To receive the severance payments described in the immediately preceding paragraph, Mr. Skonnard must timely execute and deliver to us a separation agreement and release of all claims in a form acceptable to us and must not revoke such agreement.
The Skonnard Employment Agreement requires Mr. Skonnard to covenant to not compete with or against us for one year following Mr. Skonnard’s termination of employment with us, and to cooperate with us in good faith to resolve any dispute, controversy, or litigation we may be involved in (excluding any proceeding where Mr. Skonnard is an adverse party) for two years following his termination of employment with us.

Mr. Skonnard is also entitled to vesting acceleration benefits for certain of his equity awards under certain circumstances as described in the “Outstanding Equity Awards at Fiscal Year-End” table above.
James Budge Executive Employment Agreement
Mr. Budge, our Chief Financial Officer, entered into an executive employment agreement with us, dated September 15, 2017, or the Budge Employment Agreement. Pursuant to the Budge Employment Agreement, Mr. Budge is to receive no base salary, other than any payments necessary to allow for standard applicable employee contributions under our broad-based employee benefits plans, and is eligible to participate in standard benefit plans and perquisite programs made available to our employees generally. We provide Mr. Budge an amount of up to $3,000 per year for flexible spending account contributions. Through August 31, 2019, or such later date as determined our Chief Executive Officer, we will also provide Mr. Budge a housing reimbursement of up to $2,500 per month and reasonable travel reimbursement between California and Utah. We will also cover Mr. Budge’s reasonable relocation expenses when he relocates to Utah. Mr. Budge is also eligible to participate in any annual bonus plan offered by us to our employees generally, with individual goals, performance assessment, and discretionary bonus payments, if any, determined by our Chief Executive Officer or our board of directors.
The Budge Employment Agreement provides for “at-will” employment and may be terminated at any time, for any or no reason, by either us or Mr. Budge on 30 days’ written notice to the other party. However, we may terminate Mr. Budge’s employment immediately and without prior notice for cause (as defined in the Budge Employment Agreement) or at our sole discretion by providing Mr. Budge with pay in lieu of the 30-day notice period. In addition, Mr. Budge may terminate his employment immediately and without prior notice for good reason (as defined in the Budge Employment Agreement). In the event Mr. Budge terminates the Budge Employment Agreement for any reason other than for good reason, then during the 30-day notice period, we may terminate Mr. Budge’s employment at any time, in which case all our obligations to Mr. Budge under the Budge Employment Agreement other than accrued obligations through the date of termination will cease.
If we terminate the Budge Employment Agreement without cause or if Mr. Budge terminates the Budge Employment Agreement for good reason, then we will pay to Mr. Budge: (i) severance pay in an amount equal to $175,000, less applicable withholdings, in equal periodic installments over six (6) months in accordance with the Company’s payroll practices; and (ii) if Mr. Budge properly elects continuation coverage under our group medical insurance plan under applicable law, the percentage of the premium for such medical plan coverage which we bear for similarly situated active employees of ours and their enrolled family members immediately before the termination date for up to six (6) months. These severance payments, however, will be reduced by the amount of any compensation Mr. Budge earns from other employment during the period such severance payments are payable. In addition, if we determine following the termination of the Budge Employment Agreement that cause existed on or before such termination, the severance payments described in this paragraph will cease and/or become repayable to us by Mr. Budge, as applicable.
To receive the severance payments described in the immediately preceding paragraph, Mr. Budge must timely execute and deliver to us a separation agreement and release of all claims in a form acceptable to us and must not revoke such agreement.
The Budge Employment Agreement requires Mr. Budge to covenant to not compete with or against us for one year following Mr. Budge’s termination of employment with us, and to cooperate with us in good faith to resolve any dispute, controversy or litigation we may be involved in (excluding any proceeding where Mr. Budge is an adverse party) for two years following his termination of employment with us.
Mr. Budge is also entitled to vesting acceleration benefits for certain of his equity awards under certain circumstances as described in the “Outstanding Equity Awards at Fiscal Year-End” table above.
Joe DiBartolomeo Executive Employment Agreement
Mr. DiBartolomeo, our Chief Revenue Officer, entered into an executive employment agreement with us, dated September 15, 2017, or the DiBartolomeo Employment Agreement. Pursuant to the DiBartolomeo Employment Agreement, Mr. DiBartolomeo is eligible to participate in standard benefit plans and perquisite programs made available to our employees generally and Mr. DiBartolomeo receives an annual base salary of $350,000. Mr. DiBartolomeo also is eligible to additional non-equity incentive compensation as determined by our Chief Executive Officer or our board of directors, in consultation with Mr. DiBartolomeo, as further described under "Chief Revenue Officer Compensation Plan" below.
The DiBartolomeo Employment Agreement provides for “at-will” employment and may be terminated at any time, for any or no reason, by either us or Mr. DiBartolomeo on 30 days’ written notice to the other party. However, we may terminate Mr. DiBartolomeo’s employment immediately and without prior notice for cause (as defined in the DiBartolomeo Employment Agreement) or at our sole discretion by providing Mr. DiBartolomeo with pay in lieu of the 30-day notice period. In addition, Mr. DiBartolomeo may terminate his employment immediately and without prior notice for good reason (as defined in the DiBartolomeo Employment Agreement). In the event Mr. DiBartolomeo terminates the DiBartolomeo Employment Agreement for any reason other than for good reason, then during the 30-day notice period, we may terminate Mr. DiBartolomeo’s employment at any time, in which case all our obligations to Mr. DiBartolomeo under the DiBartolomeo Employment Agreement other than accrued obligations through the date of termination will cease.
If we terminate the DiBartolomeo Employment Agreement without cause or if Mr. DiBartolomeo terminates the DiBartolomeo Employment Agreement for good reason, then we will pay to Mr. DiBartolomeo: (i) severance pay in an amount equal to nine (9) months of Mr. DiBartolomeo’s then-current base salary, less applicable withholdings, in equal periodic installments over nine (9) months in accordance with the Company's payroll practices; and (ii) if Mr. DiBartolomeo properly elects continuation coverage under our group medical insurance plan under applicable law, the percentage of the premium for such medical plan coverage which we bear for similarly situated active employees of ours and their enrolled family members immediately before the termination date for up to nine (9) months. These severance payments, however, will be reduced by the amount of any compensation Mr. DiBartolomeo earns from other employment during the period such severance payments are payable. In addition, if we determine following the termination of the DiBartolomeo Employment Agreement that cause existed on or before such termination, the severance payments described in this paragraph will cease and/or become repayable to us by Mr. DiBartolomeo, as applicable.
To receive the severance payments described in the immediately preceding paragraph, Mr. DiBartolomeo must timely execute and deliver to us a separation agreement and release of all claims in a form acceptable to us and must not revoke such agreement.
The DiBartolomeo Employment Agreement requires Mr. DiBartolomeo to covenant to not compete with or against us for one year following Mr. DiBartolomeo’s termination of employment with us, and to cooperate with us in good faith to resolve any dispute, controversy or litigation we may be involved in (excluding any proceeding where Mr. DiBartolomeo is an adverse party) for two years following his termination of employment with us.
Equity Plans and Arrangements
The principal features of our equity plans and arrangements are summarized below. These summaries are qualified in their entirety by reference to the actual verbiage of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.
Incentive Unit Plan
In May 2013, the board of managers of Pluralsight Holdings adopted, and the members of Pluralsight Holdings approved, our Incentive Unit Plan, or the 2013 Plan, which was amended in February and November of 2014. The 2013 Plan was terminated in connection with the IPO, and accordingly, no additional awards will be granted under the 2013 Plan. However, the 2013 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2013 Plan. In connection with the Reorganization Transactions, incentive units were, at the election of the holder, exchanged for shares of Class A common stock of Pluralsight, Inc. or converted into LLC Units of Pluralsight Holdings and awarded corresponding shares of Class B or Class C common stock of Pluralsight, Inc., where applicable. A total of 15,783,689 incentive units of Pluralsight Holdings, were outstanding immediately prior to the Reorganization Transactions, which were converted into 12,667,778 LLC Units after giving effect to the threshold price and catch-up price per unit, and a portion of the LLC Units were exchanged for Class A common stock on a one-for-one basis.

Plan Administration. The board of managers of Pluralsight Holdings administers the 2013 Plan. Subject to the provisions of the 2013 Plan, the board of managers of Pluralsight Holdings had the power to determine (i) which employees and consultants of Pluralsight Holdings would be granted unit awards; (ii) when and how each unit award will be granted; (iii) the terms of each unit award (including the strike price of and number of incentive units underlying unit awards); (iv) the fair market value of incentive units; and (v) the redemption price for vested incentive units. In addition, the board of managers of Pluralsight Holdings may construe and interpret the 2013 Plan and unit award agreements thereunder; establish, amend, and revoke rules and regulations for the administration of the 2013 Plan; accelerate the vesting of unit awards (including in connection with a sale of Pluralsight Holdings); approve forms of unit award agreement and amend unit award agreements; and take such other actions it deems necessary or expedient under the 2013 Plan.
Unit Awards. Unit awards have been granted under the 2013 Plan. The board of managers of Pluralsight Holdings generally determined the terms and conditions of unit awards (including vesting criteria, which may be service- or performance-based). All incentive units issued under the 2013 Plan are subject to the terms and conditions of the operating agreement of Pluralsight Holdings. The receipt of a unit award is conditioned upon the recipient executing a unit award agreement approved by the board of managers of Pluralsight Holdings and agreeing to timely file an election under Section 83(b) of the Code. Any distributions (other than certain tax distributions) made with respect to unvested incentive units subject to a unit award will be held in escrow until such incentive units either become vested or are forfeited.
In the event the continuous service of a unit award holder is terminated for any reason, the unit award holder will automatically forfeit the unvested incentive units underlying the unit award (unless provided otherwise in the unit award agreement).
Upon the unit award holder’s (i) death or permanent disability, (ii) termination of continuous service for any reason, (iii) transfer of his or her incentive units in violation of the applicable unit award agreement, the 2013 Plan, or the operating agreement of Pluralsight Holdings, or (iv) violation of any restrictive covenant in favor of Pluralsight Holdings, the board of managers of Pluralsight Holdings may elect to redeem and repurchase the applicable unit award holder’s vested incentive units in accordance with the terms and conditions in the 2013 Plan.
Non-Transferability of Unit Awards. Unit awards may not be transferred before vesting or in violation of the other restrictions on transfer contained in the operating agreement of Pluralsight Holdings.
Adjustment of Units. In the event of a capitalization adjustment, as defined in the 2013 Plan, the board of managers of Pluralsight Holdings will proportionately and appropriately adjust the maximum number and classes of membership units subject to the 2013 Plan.
Sale of Pluralsight Holdings. The 2013 Plan provides that in the event of a sale of the Company (as defined in the 2013 Plan), outstanding unit awards may accelerate vesting if so provided in the applicable unit award agreement or if our board of managers otherwise determines.
Amendment; Termination. The board of managers of Pluralsight Holdings may suspend or terminate the 2013 Plan at any time, provided that such action may not impair rights and obligations under any unit award except with the written consent of the affected holder. The 2013 Plan was terminated in connection with the IPO.
2017 Equity Incentive Plan
In June 2017, the board of managers of Pluralsight Holdings adopted, and the members of Pluralsight Holdings approved, our 2017 Equity Incentive Plan, or the 2017 Plan. The 2017 Plan was terminated in connection with the IPO, and accordingly, no additional awards will be granted under the 2017 Plan. However, the 2017 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2017 Plan. Immediately prior to the IPO, under the 2017 Plan, we had outstanding restricted share units of Pluralsight Holdings awards covering an aggregate of 4,508,835 Class A common units of Pluralsight Holdings, which were converted into RSUs.
Plan Administration. A committee appointed by the board of managers of Pluralsight Holdings (or the board of managers if no committee is appointed) administers the 2017 Plan. Subject to the provisions of the 2017 Plan, the committee has the authority to (i) construe and interpret the 2017 Plan and any award agreement thereunder; (ii) prescribe, amend, and rescind rules and regulations relating to the 2017 Plan; (iii) grant waivers of any conditions of the 2017 Plan or any award; (iv) establish sub-plans to satisfy the blue sky, securities, tax, or other laws of any jurisdiction (domestic or foreign) in which we intend to grant awards; and (v) modify and make all other determinations necessary or advisable for the administration of 2017 Plan.
Restricted Share Units. Restricted share units of Pluralsight Holdings have been granted under the 2017 Plan. A restricted share unit of Pluralsight Holdings is an award of a contingent right to receive at a designated future time a specified number of our units or payment equal to the then fair market value of a specified number of our units. Payment (i.e., settlement) of vested restricted share units of Pluralsight Holdings will be made in the form of units or, if otherwise determined by the committee in its discretion and not prohibited by our governance documents, with equity securities of an upstream public affiliate, as defined in the 2017 Plan, or other securities to which units have been or are being converted or with a combination of units and such other securities. The committee determined the terms and conditions of restricted share units of Pluralsight Holdings, including the number of units granted, the vesting criteria, and the form and timing of payment. Upon termination, a holder of restricted share units of Pluralsight Holdings generally will automatically and immediately forfeit all of his or her unvested restricted share units of Pluralsight Holdings.
Non-Transferability of Awards. Awards are not transferable other than by the laws of decent and distribution, and only the recipient of an award may exercise it during his or her lifetime.
Adjustment of Units. In the event of certain changes in the capital structure of Pluralsight Holdings without consideration, as set forth in the 2017 Plan, the number of units subject to outstanding awards generally will be proportionately adjusted.
Change in Control Transactions. The 2017 Plan provides that in the event of a change in control, outstanding awards generally will be treated as the committee determines, including that awards may be assumed or substituted for by the successor or acquiring entity or terminated and cashed out for a payment equal to the per unit transaction consideration over the excess of the award exercise price, if any. In addition, the committee may in its discretion provide for the accelerated vesting, exercisability, or payment of all or any portion of an award in connection with a change in control.
Amendment; Termination. The board of managers of Pluralsight Holdings may amend or terminate the 2017 Plan at any time, provided such action may not affect any unit previously issued or any award previously granted under the 2017 Plan. The 2017 Plan was terminated in connection with the IPO.
2018 Equity Incentive Plan
In May 2018, our board of directors adopted, and our stockholder approved, our 2018 Plan, which became effective prior to the completion of the IPO. Our 2018 Plan provides for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants, and our parent, subsidiary, and affiliate corporations’ employees and consultants.
Authorized Shares. A total of 22,149,995 shares of our Class A common stock have been reserved for issuance pursuant to the 2018 Plan, plus up to 4,508,835 shares of Class A common stock reserved for issuance under our 2017 Plan upon vesting and settlement of RSUs that, on or after the date of the IPO, expire, forfeit, or otherwise terminate or are withheld by us to cover tax withholding obligations. The number of shares available for issuance under the 2018 Plan also includes an annual increase on the first day of each fiscal year beginning in 2019, equal to the least of:

•	14,900,000 shares;

•	5% of the outstanding shares of our capital stock as of the last day of our immediately preceding fiscal year; or

•	a lower number of shares determined by the 2018 Plan’s administrator.
Plan Administration. Our Compensation Committee administers our 2018 Plan. Subject to the provisions of our 2018 Plan, the administrator has all powers and discretion necessary or appropriate to administer the 2018 Plan and to control its operation. The administrator’s powers include the power to determine the fair market value of our Class A common stock; to select the employees, directors, or consultants to whom awards may be granted; to approve any form of award agreement for use under the 2018 Plan; and to modify or amend any award, subject to the restrictions of the 2018 Plan. The administrator may construe, interpret, and determine the terms and conditions, not inconsistent with the terms of the 2018 Plan, of any award, including the number of shares to be covered, the exercise price, the time or times for exercising, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award. The administrator may adopt, amend, or rescind any procedures relating to the 2018 Plan and establish sub-plans for the purpose of satisfying applicable non-U.S. laws (including qualifying for favorable tax treatment). The administrator may allow a participant to satisfy tax withholding obligations in any manner the 2018 Plan permits. The administrator may allow a participant to defer receipt of payment of cash or delivery of shares that otherwise would be due to such participant under an award. The administrator may also institute an exchange program under which outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash; participants have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator; and/or the exercise price of an outstanding award is increased or reduced. The administrator may make all determinations necessary for administering the 2018 Plan and construe and interpret the terms of the 2018 Plan and awards granted under it. The administrator’s decisions are final and binding on all participants and any other persons holding awards.
Stock Options. Stock options may be granted under our 2018 Plan. The exercise price of options granted under our 2018 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. Subject to the provisions of our 2018 Plan, the administrator determines the term of all options.
After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.
Stock Appreciation Rights. Stock appreciation rights may be granted under our 2018 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair value of our Class A common stock between the exercise date and the date of grant. Subject to the provisions of our 2018 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price of a stock appreciation right will be no less than 100% of the fair market value of our Class A common stock on the date of grant. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. Generally, stock appreciation rights will be subject to the same post-termination exercise restrictions as options as described above.
Restricted Stock. Restricted stock may be granted under our 2018 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted Stock Units. RSUs may be granted under our 2018 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. The administrator determines the terms and conditions of RSUs, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2018 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.
Non-Employee Directors. Our 2018 Plan provides that all non-employee directors are eligible to receive all types of awards under the 2018 Plan. In order to provide an annual maximum limit on the awards and cash compensation that can be made to our non-employee directors, our 2018 Plan provides that, in any given year, a non-employee director will not receive awards having a grant-date fair value (determined in accordance with GAAP), together with all cash compensation, greater than $600,000. The maximum limit does not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2018 Plan in the future.
Non-Transferability of Awards. Unless the administrator provides otherwise, our 2018 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award, if applicable, during his or her lifetime.
Certain Adjustments. In the event of certain changes in our capitalization as set forth in our 2018 Plan, to prevent diminution or enlargement of the benefits or potential benefits available under our 2018 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2018 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2018 Plan in such a manner as it deems equitable.
Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants that all awards will terminate immediately prior to the consummation of such proposed transaction to the extent not exercised.
Merger or Change in Control. Our 2018 Plan provides that in the event of a merger or change in control, as defined in the 2018 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its subsidiary does not continue any outstanding award in accordance with the 2018 Plan, then such award will fully vest, all restrictions will lapse, except as otherwise provided in a company policy applicable to the holder all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and the award will become fully exercisable, as applicable. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation (unless such resignation is at the request of the acquirer), his or her options, stock appreciation rights, and RSUs, if any, will vest and become immediately exercisable, all restrictions on his or her restricted stock will lapse, unless otherwise provided in a company policy applicable to the outside director or in a written agreement between us and the outside director, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions will be deemed met, as applicable.
Forfeiture and Clawback. All awards granted under our 2018 Plan are subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.
Amendment; Termination. Our 2018 Plan will automatically terminate in 2028, unless we terminate it sooner. Our administrator has the authority to amend, suspend, or terminate our 2018 Plan, provided such action does not materially impair the existing rights of any participant, subject to certain exceptions in accordance with the terms of our 2018 Plan.

Skonnard RSU Agreement
On September 29, 2017, we granted Mr. Skonnard 3,000,000 restricted share units of Pluralsight Holdings. The restricted share units of Pluralsight Holdings are subject to the terms and conditions of the Second Amended and Restated Skonnard RSU Agreement and vest on the terms set forth in footnote 3 to the “Outstanding Equity Awards at Fiscal Year-End” table above. Upon settlement of each restricted share units of Pluralsight Holdings, Mr. Skonnard will receive an LLC Unit and a share of Class C common stock, except with respect to the portion of the award that is used to satisfy tax related items, if any. For that portion, shares of Class A common stock will be issued and immediately sold to cover the applicable tax withholding obligations in connection the vesting and settlement of the restricted share units of Pluralsight Holdings. The restricted share units of Pluralsight Holdings generally are not transferrable. Upon a stock split, stock dividend, reclassification, or similar transaction, including any adjustment in connection with the Reorganization Transactions, the securities underlying the restricted share units of Pluralsight Holdings generally will be proportionately adjusted. In the event of a change in control, the restricted share units of Pluralsight Holdings may be assumed, converted, replaced, or substituted for by the successor or acquiring entity. In the event of a change in control in which the successor or acquiring entity (if any) does not assume, convert, replace, or substitute the restricted share units of Pluralsight Holdings, then the vesting and/or payment of the restricted share units of Pluralsight Holdings will accelerate immediately prior to the consummation of such change in control to the extent provided or otherwise permitted under the Second Amended and Restated Skonnard RSU Agreement. In addition, the restricted share units of Pluralsight Holdings may be subject to accelerated vesting or payment of all or any portion of an award in connection with a change in control.
2018 Employee Stock Purchase Plan
In May 2018, our board of directors adopted, and our stockholder approved, our ESPP, which became effective prior to the completion of the IPO. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.
Authorized Shares. A total of 2,970,000 shares of our Class A common stock are available for sale under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year beginning in 2019, equal to the least of:

•	2,970,000 shares;

•	1.5% of the outstanding shares of our capital stock on the last day of our immediately preceding fiscal year; or

•	an amount determined by the ESPP’s administrator.
Plan Administration. Our Compensation Committee administers the ESPP, and has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the plan as described below.
Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any designated subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, employees classified as interns or temporary employees will not be permitted to participate in offerings under the ESPP.
Offering Periods. Our ESPP allows us to make offerings that are and are not intended to qualify under Section 423 of the Code, as described in our ESPP. Due to our ownership structure, we do not expect offerings under the ESPP to qualify under Section 423 of the Code for the foreseeable future. Our ESPP provides for consecutive, overlapping 24-month offering periods. The offering periods are scheduled to start on the first trading day on or after May 31st and November 30th of each year, except for the first offering period, which commenced on the effective date of the registration statement for the IPO and will end on the first trading day on or before May 31, 2020, and the second offering period, which will commence on the first trading day on or after November 30, 2018. Each offering period will include four six-month purchase periods, which will commence on or after May 31st and November 30th and end on the first trading date on or after November 30th and May 31st, respectively; provided, however, that the first exercise date under the ESPP will be the first trading day on or after November 30, 2018.

Our ESPP permits participants to elect to purchase shares of Class A common stock through fixed contributions from eligible compensation paid during each purchase period during an offering period, provided that this fixed contribution amount will not exceed 75% of the eligible compensation a participant receives during a purchase period or $12,500 (increased to $25,000 for purposes of the first purchase period under the ESPP). A participant may purchase a maximum of 5,000 shares during each purchase period.
Exercise of Purchase Right. Amounts deducted and accumulated by the participant will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of each offering period or on the purchase date, except for the first offering period, during which the purchase price of the shares will be 85% of the lower of (i) the initial public offering price of our Class A common stock or (ii) the purchase price on the purchase date. If the fair market value of our Class A common stock on the exercise date is less than the fair value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our Class A common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon termination of employment with us.
Non-Transferability. A participant may not transfer rights granted under the ESPP. If the Compensation Committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the ESPP.
Merger or Change in Control. In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Amendment; Termination. Our ESPP will automatically terminate in 2038, unless we terminate it sooner. The automatic increase in shares under the ESPP will expire in 2028. Our board of directors will have the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.
ESPP Equivalent Program
In May 2018, our board of directors approved a program for each of Messrs. Skonnard and Budge to receive Class A common stock under the 2018 Plan on each ESPP exercise date in lieu of his participation in the ESPP. Messrs. Skonnard and Budge do not currently receive a base salary sufficient to participate in the ESPP in full and therefore are limited in their ability to participate in the ESPP. Our board of directors determined that this program was important to allow Messrs. Skonnard and Budge the same opportunities for stock ownership as other employees who receive a higher base salary and are able to participate in the ESPP.
The number of shares of Class A common stock awarded on each ESPP exercise date will equal the net number of shares of Class A common stock that each of Messrs. Skonnard and Budge would have been able to purchase had he contributed the maximum amount for the ESPP purchase period corresponding to that ESPP exercise date, determined by taking the difference (rounded down to the nearest whole share) between:

(1)
the quotient of: (i) $12,500 (or $25,000 for the ESPP exercise date on November 30, 2018), or the Assumed Contribution Amount, divided by (ii) the ESPP purchase price on such ESPP exercise date, with such ESPP purchase price determined by applying the following assumptions: (x) Messrs. Skonnard and Budge would have enrolled in the first ESPP offering period, (y) Messrs. Skonnard and Budge would not have withdrawn from the ESPP and, if applicable, would have automatically re-enrolled in the next ESPP offering period after his existing ESPP offering period expires, and (z) rules around automatic transfer to a low price offering period would otherwise apply; minus

(2)	the quotient of: (i) the Assumed Contribution Amount divided by (ii) the fair market value (as defined in the ESPP) on the ESPP exercise date.
This program for Mr. Skonnard or Mr. Budge will terminate at the beginning of the first ESPP offering period in which he starts receiving a base salary sufficient to participate in full or is no longer serving in his current position, whichever is earlier.
2018 Executive Bonus Plan
In December 2017, our board of directors adopted an Executive Bonus Plan for 2018, which we refer to as the 2018 Bonus Plan. Our named executive officers are participants in the 2018 Bonus Plan. As adopted in December 2018, the 2018 Bonus Plan provided for non-equity incentive compensation based upon the combined achievement of billings and free cash flow targets in 2018, which we refer to as the financial goal. In December 2018, our Compensation Committee pursuant to its delegated authority approved an amendment to the 2018 Bonus Plan to change the cash-based component of the performance goal from a free cash flow measure to a cash-based EBIT margin measure to better reflect the original intent of the cash measure as a reflection of executive performance in fiscal year 2018.
Under the amended 2018 Bonus Plan, the threshold level of achievement of the financial goal is at least 82.57%. If we achieve 82.57% of the financial goal, participants will receive 50% of the target incentive. For achievement of the financial goal between the threshold and target, the overall incentive payment scales linearly between 50% and 100%. For achievement of the financial goal between the target and 117.43% of the financial goal, the overall incentive payment scales linearly between 100% and 200%. The maximum level of achievement of the financial goal is 117.43%. In no circumstances will the payout percentage under the amended 2018 Bonus Plan exceed the payout percentage under the 2018 Non-Executive Employee Bonus Plan.
All bonuses under the 2018 Bonus Plan are subject to the participant maintaining minimum performance standards, as determined by us, and remaining employed through the date a bonus is paid out.
In February 2019, our compensation committee reviewed achievement of the financial goal for fiscal year 2018, and determined that we achieved 109% of the financial goal resulting in a payout on average of 109% of each named executive officer's target bonus amount.
Chief Revenue Officer Compensation Plan
The 2018 compensation plan for Mr. DiBartolomeo, or the 2018 CRO Plan, provided for Mr. DiBartolomeo to receive a fixed rate of commissions on annual billings up to a target amount, which we refer to as the annual billings rate. The 2018 CRO Plan also provided for Mr. DiBartolomeo to receive a variable rate of commissions on annual billings above the annual billings target, which we refer to as the accelerator rate, to be received if the Company achieved certain variable commission factors, which we refer to as the VCFs. The VCFs related to customer retention rates, new billings, and other sales-related metrics. With respect to the annual billings rate, Mr. DiBartolomeo was eligible to receive 0.121% of every dollar of annual billings for 2018 up to the annual billings target, payable quarterly, at the end of the month following the applicable quarter, based on billings received. The maximum commission payable with respect to the annual billings rate was $350,000. With respect to the accelerator rate (i) if Mr. DiBartolomeo did not achieve any VCFs, he was eligible to receive 0.121% of every dollar of annual billings for 2018 that was in excess of the annual billings target, and (ii) if Mr. DiBartolomeo achieved some or all of the VCFs, he was eligible to receive (A) for annual billings greater than 100% but less than 113.8% of the annual billings target, the product of (1) 0.875% of every dollar of annual billings above the annual billings target multiplied by (2) the percentage of VCFs that were achieved, and (B) for annual billings above 113.8% of the annual billings target, the product of (1) 1.75% of every dollar of annual billings above 113.8% of the annual billings target multiplied by (2) the percentage of VCFs that were achieved. Commissions with respect to the accelerator rate were payable on an annual basis following approval of our Compensation Committee. The maximum amount of commissions payable with respect to the accelerator rate was $350,000.
We received annual billings for 2018 equal to approximately 101.23% of the annual billings target under the 2018 CRO Plan, resulting in total quarterly commission payments to Mr. DiBartolomeo equal to the annual billings rate of $350,000.

In February 2019, our compensation committee reviewed achievement of the VCFs, and determined that 66.66% of the VCFs were achieved, resulting in an additional payment to Mr. DiBartolomeo under the accelerator rate of $22,144.
401(k) Plan
We maintain a 401(k) plan for employees. The 401(k) is intended to qualify under Section 401(k) of the Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plans. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. We made matching contributions to the plan totaling $1.2 million, $2.3 million, and $3.5 million for the years ended December 31, 2016, 2017, and 2018, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	we, Pluralsight Holdings, or any subsidiaries thereof have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers, or beneficial owners of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Reorganization Transactions
Prior to the consummation of this offering, we consummated the Reorganization Transactions described under the section titled “Organizational Structure.”
Fourth Amended and Restated LLC Agreement
In connection with the Reorganization Transactions, Pluralsight, Inc. and the Continuing Members entered into the Fourth LLC Agreement. Each of our directors, executive officers, and beneficial owners of more than 5% of any class of our capital stock are Continuing Members and thus are parties to the Fourth LLC Agreement.
As a result of the Reorganization Transactions, including the entry into the Fourth LLC Agreement, we hold LLC Units in Pluralsight Holdings and are the sole manager of Pluralsight Holdings. Accordingly, we operate and control all of the business and affairs of Pluralsight Holdings and, through Pluralsight Holdings and its operating subsidiaries, conduct our business.
As the sole manager of Pluralsight Holdings, Pluralsight, Inc. has the right to determine when distributions will be made to the unit holders of Pluralsight Holdings and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If Pluralsight, Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units, including Pluralsight, Inc., pro rata in accordance with their respective ownership of Pluralsight Holdings, provided that Pluralsight, Inc. as sole manager will be entitled to non-pro rata distributions for certain fees and expenses.
Upon the consummation of the IPO, Pluralsight, Inc. became a holding company and its principal asset is a controlling equity interest in Pluralsight Holdings. As such, Pluralsight, Inc. has no independent means of generating revenue. Pluralsight Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not be subject to U.S. federal income tax. Instead, taxable income is allocated to holders of LLC Units, including Pluralsight, Inc. Accordingly, Pluralsight, Inc. incurs income taxes on its allocable share of any net taxable income of Pluralsight Holdings and also incurs expenses related to its operations. Pursuant to the Fourth LLC Agreement, Pluralsight Holdings will make cash distributions to the owners of LLC Units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of the cumulative taxable losses of Pluralsight Holdings that is allocated to them, to the extent previous tax distributions from Pluralsight Holdings have been insufficient. In addition to tax expenses, Pluralsight, Inc. also will incur expenses related to its operations, plus payments under the TRA, which may be significant. Pluralsight, Inc. intends to cause Pluralsight Holdings to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow Pluralsight, Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA.
The Fourth LLC Agreement generally does not permit transfers of LLC Units by Continuing Members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and transfers approved in writing by us, as sole managing manager, and other limited exceptions. In the event of a permitted transfer, such Continuing Member will be required to simultaneously transfer shares of Class B common stock or Class C common stock, as applicable, to such transferee equal to the number of LLC Units that were transferred. The Fourth LLC

Agreement also provides that as a general matter a Member will not have the right to transfer LLC Units if Pluralsight, Inc. determines that such transfer would be prohibited by law or regulation, would violate other agreements with Pluralsight, Inc. to which the Member may be subject, or would cause or increase the possibility for Pluralsight Holdings to be treated as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes.
The Fourth LLC Agreement further provides that, in the event that a tender offer, share exchange offer, issuer bid, takeover bid, recapitalization, or similar transaction with respect to our Class A common stock, each of which we refer to as a Pubco Offer, is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Units shall be permitted to participate in such Pubco Offer by delivering an exchange notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Pubco Offer. If a Pubco Offer is proposed by Pluralsight, Inc., then Pluralsight, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such LLC units to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Units be entitled to receive aggregate consideration for each LLC unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.
The Continuing Members, from time to time, may, subject to the terms of the Fourth LLC Agreement, exchange or redeem their LLC Units, together with the corresponding shares of Class B common stock or Class C common stock, as applicable, for, at our option, cash or shares of Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions. Any such exchange or redemption may be effected by, at our option, having such LLC Units redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us, or, alternatively, a direct exchange by Pluralsight, Inc. of Class A common stock or cash, as applicable, for such LLC Units. Our decision to make a cash payment in connection with a Continuing Member’s exchange or redemption will be made by a majority of our board members, other than Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman. When an LLC Unit, together with a share of our Class B common stock or Class C common stock, as applicable, is exchanged or redeemed for cash or a share of our Class A common stock, the corresponding share of our Class B common stock or Class C common stock, as applicable, will be cancelled.
The Fourth LLC Agreement provides that as a general matter a Member does not have the right to exchange or redeem LLC Units if we determine that such exchange or redemption would be prohibited by law or regulation or would violate other agreements with us to which the Member may be subject, including the Fourth LLC Agreement.
Each Continuing Member’s exchange and redemption rights are subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Member (including a lockup period of not more than 180 days in connection with any registration of our equity securities) and the absence of any liens or encumbrances on such LLC Units redeemed. In addition, Continuing Members cannot exercise exchange or redemption rights during applicable black-out periods. Each Continuing Member’s exchange and redemption rights are further limited, unless the exchange or redemption is in connection with one of the following events, each of which we refer to as an Unrestricted Redemption: (1)(a) an exchange or redemption of more than 2% of the total outstanding LLC Units (excluding any LLC Units held by us as long as we are the manager and own more than 10% of all outstanding LLC Units), (b) the exchange or redemption is in connection with a Pubco Offer, or (c) the exchange or redemption is otherwise permitted by us or (2) the exchange or redemption and Pluralsight Holdings each meet the requirements of the “private placement” safe harbor set forth in applicable Treasury Regulations.
If an exchange or redemption request delivered by a Continuing Member is in connection with an Unrestricted Redemption, the Continuing Member may elect to have the redemption or exchange effectuated not less than three business days or more than 10 business days after delivery of the notice. However, if the redemption request is not in connection with an Unrestricted Redemption, then the Continuing Member may elect to have the redemption or exchange effectuated once per quarter, after sixty days’ advance notice. Furthermore, if we effectuate a secondary offering in a calendar quarter, then the ability of Continuing Equity Owners to effect an exchange or redemption that is not an Unrestricted Redemption in the succeeding calendar quarterly exchange will be cancelled, other than in 2018 if there have been no more than an aggregate of three quarterly exchanges and secondary offerings in 2018. In no taxable year will there be more than four opportunities to pursue exchanges or redemptions that are not Unrestricted Redemptions, including quarterly exchanges and redemptions by Continuing Members and related sales of Class A common stock (including secondary offerings). Additionally, in only limited circumstances may a Continuing Member revoke or delay its exchange or redemption following the delivery of its request for such exchange or redemption.
We may impose additional restrictions on exchanges or redemptions that we determine to be necessary or advisable so that Pluralsight Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units and Class B common stock or Class C common stock, as applicable, for shares of Class A common stock or a redemption transaction is effected, the number of LLC Units held by Pluralsight, Inc. is correspondingly increased as it acquires the exchanged LLC Units or funds the redemption transaction, and a corresponding number of shares of Class B common stock or Class C common stock, as applicable, are cancelled.
The Fourth LLC Agreement also requires that Pluralsight Holdings take actions with respect to its LLC Units, including issuances, reclassifications, distributions, divisions, or recapitalizations, such that (i) we at all times maintain a ratio of one LLC Unit owned by us, directly or indirectly, for each share of Class A common stock issued by us, and (ii) Pluralsight Holdings at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock and Class C common stock owned by the Continuing Members and the number of LLC Units owned by the Continuing Members. As such in certain circumstances, we as sole manager have the authority to take all actions such that, after giving effect to all issuances, transfers, deliveries, or repurchases, the number of outstanding LLC Units we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock.
Tax Receivable Agreement
Pluralsight Holdings and certain of its subsidiaries that are treated as partnerships for U.S. federal income tax purposes have, and intend to have, in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange (including deemed exchange) of LLC Units for Class A common stock or cash occurs. We may obtain an increase in our share of the tax basis of the assets of Pluralsight Holdings, when (as described above in the section titled “—Fourth Amended and Restated LLC Agreement”), a Continuing Member receives Class A common stock or cash, as applicable, from us in connection with an exercise of such Continuing Member’s right to have LLC Units in Pluralsight Holdings held by such Continuing Member exchanged, or, at our option, redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us (which we intend to treat as our direct purchase of LLC Units from such Continuing Member for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by a Continuing Member to Pluralsight Holdings for redemption or sold to us directly), which basis increases we refer to as Basis Adjustments. Any Basis Adjustment may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease the gains (or increase the losses) on future dispositions of our assets to the extent tax basis is allocated to those assets.
In connection with the transactions described above, we entered into a TRA with Pluralsight Holdings and each of the Continuing Members that provides for the payment by Pluralsight Inc. of 85% of the amount of certain tax benefits, if any, that Pluralsight Inc. actually realizes, or in some circumstances is deemed to realize, as a result of the transactions described above, including the Basis Adjustments and certain other tax benefits attributable to payments made under the TRA. In general, the Continuing Members’ rights under the TRA may not be assigned, sold, pledged, or otherwise alienated to any person, other than certain permitted transferees, without our prior written consent (not to be unreasonably withheld, conditioned, or delayed) and subject to our right of first refusal, and such transferee’s becoming a party to the TRA and agreeing to succeed to the applicable Continuing Member’s interest therein. Payments under the TRA are not conditioned upon one or more of the Continuing Members maintaining a continued ownership interest in Pluralsight Holdings. If a Continuing Member transfers LLC Units of Pluralsight Holdings but does not assign to the transferee of such LLC Units its rights under the TRA, such Continuing Member generally will remain the TRA Member with respect to such rights and will continue to be entitled to receive payments under the TRA arising in respect of a subsequent exchange of such LLC Units.
The actual Basis Adjustments, as well as any amounts paid to the TRA Members under the TRA will vary depending on a number of factors, including the timing of any future redemptions or exchanges, the price of shares of our Class

A common stock at the time of any future redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, and the amount and timing of our income.
For purposes of the TRA, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, had the TRA not been entered into, and had there been no tax benefits to us as a result of any payments made under the TRA. These calculations will be based upon the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on applicable period apportionment factors. There is no maximum term for the TRA; however, the TRA may be terminated by us pursuant to an early termination procedure that requires us to pay the TRA Members an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions).
The payment obligations under the TRA are obligations of Pluralsight, Inc. and not of Pluralsight Holdings. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments that we may be required to make to the TRA Members will be substantial. Any payments made by us to the TRA Members under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Pluralsight Holdings and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore may accelerate payments due under the TRA. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations, or other changes in control, may influence the timing and amount of payments that are payable to or received by a TRA Member.
The TRA provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the TRA or if, at any time, we elect an early termination of the TRA, then the TRA will terminate and our obligations, or our successor’s obligations, under the TRA would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income in each relevant taxable year to fully utilize all potential future tax benefits that are subject to the TRA. In those circumstances, any remaining outstanding LLC Units of Pluralsight Holdings would be treated as exchanged for Class A common stock and the applicable TRA Members would generally be entitled to payments under the TRA resulting from such deemed exchanges.
We may elect to completely terminate the TRA early only with the written approval of each of a majority of Pluralsight Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and Nasdaq rules).
As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the TRA Members that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA. Our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, deterring, or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA.
Payments under the TRA will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the TRA Members pursuant to the TRA if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed.
Instead, any excess cash payments made by us to a TRA Member will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the TRA and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual ultimate cash tax savings. If we determine that a tax reserve or contingent liability must be established by us for generally accepted accounting principles in respect of an issue that would affect payments under the TRA, we may withhold payments to the TRA Members under the TRA and place them in an interest-bearing escrow account until the reserve or contingent liability is resolved.
If we receive a formal notice or assessment from a taxing authority with respect to any cash savings covered by the TRA, we will place certain subsequent tax benefit payments that would otherwise be made to the TRA Members into an escrow account until there is a final determination and such tax benefit payment obligations will continue to accrue interest, generally at LIBOR plus 100 basis points, until such contest is resolved and tax benefit payment is made to the TRA Members. We will have full responsibility for, and sole discretion over, all Pluralsight Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests.
Under the TRA, we are required to provide a representative of the TRA Members with a schedule showing the calculation of payments that are due under the TRA with respect to each taxable year with respect to which a payment obligation arises within 90 calendar days after filing our U.S. federal income tax return for such taxable year. Payments under the TRA will generally be made to the TRA Members within five business days after this schedule becomes final pursuant to the procedures set forth in the TRA, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any payments due that are made to TRA Members later than five business days after the applicable schedule becomes final will generally accrue interest at a rate of LIBOR plus 600 basis points from the sixth business day after the schedule becomes final until payment is made, unless our inability to make such payments is a result of certain restrictions imposed under the debt agreements of Pluralsight Holdings or under applicable law, in each case, despite our using commercially reasonable efforts to obtain such funds, in which case interest will continue to accrue until such payments are made at a rate equal to LIBOR plus 100 basis points.
As of December 31, 2018, there were no tax receivable payments due to the Continuing Members under the TRA.
Rescission Transactions
In September 2018, we entered into agreements of rescission, or the Rescission Transactions, with certain of our stockholders, including Aaron Skonnard, or the Rescinding Holders, who hold an aggregate of 605,390 shares of Class A common stock, pursuant to which we agreed to rescind such individuals' prior exchange of unvested LLC Units of Pluralsight Holdings for unvested shares of Class A common stock in connection with the Reorganization Transactions. As a result of the Rescission Transactions, a total of 605,390 LLC Units of Pluralsight Holdings and a corresponding 455,217 shares of Class B common stock and 150,173 shares of Class C common stock were issued to Rescinding Holders. In addition, the issuance of 605,390 shares of Class A common stock was rescinded. The LLC Units and corresponding shares of Class B and Class C common stock, where applicable, are subject to the same vesting conditions that existed prior to the Rescission Transactions, and the Rescinding Holders are eligible to participate in the TRA. All Rescinding Holders are employees of ours, including certain employees and officers who are related parties to us.
Aaron Skonnard Aircraft Reimbursement
Mr. Skonnard beneficially owns 100% of an aircraft that he uses from time to time for business trips. The reimbursement rate for his use of the aircraft is $4,800 per hour, plus actual costs for landing fees, crew travel expenses, catering, and other out of pocket expenses, up to a maximum of $500,000 per year. Our Board of Directors approved this hourly reimbursement rate based upon a review of comparable chartered aircraft rates that showed that the reimbursement rate is at or below market rates for the charter of similar aircraft. In 2018, Mr. Skonnard used this aircraft for business-related travel services, and we reimbursed him approximately $197,008. Due to the fact that the $4,800 hourly rate paid for the use of the aircraft represents the actual operational costs incurred by Mr. Skonnard as owner of the aircraft, Mr. Skonnard does not profit from the use of the aircraft. Other executives and employees may accompany Mr. Skonnard from time to time at a reimbursement rate comparable to what a first-class ticket would cost on a commercial flight for such travel.

Equity Investments in Pluralsight Holdings
The following table sets forth the number of units and purchase price paid for all purchases of equity interests in Pluralsight Holdings by our directors, executive officers, and beneficial owners of more than 5% of any class of our capital stock, or their respective affiliates.

Name	Date Acquired	Number of Units Purchased	Aggregate Purchase Price
Affiliates of Insight Venture Partners(1)	March 14, 2016	2,653,927 Series C Redeemable Convertible Preferred Units	$24,999,992
Affiliates of ICONIQ Strategic Partners, LP(2)	March 14, 2016	530,784 Series C Redeemable Convertible Preferred Units	$5,000,000
Arne Duncan	September 28, 2016	70,671 Class A Common Units	$399,998
Janice K. Maudlin Revocable Trust Agreement dated April 3, 2013(3)	September 30, 2016	35,335 Class A Common Units	$199,996
Timothy I. Maudlin Revocable Trust Agreement dated April 3, 2013(3)	November 22, 2016	35,335 Class A Common Units	$199,996
Bear Mountain Ranch Asset Management, LLC(4)	November 28, 2016	35,335 Class A Common Units	$199,996
Frederick Onion	November 30, 2016	41,224 Class A Common Units	$233,328
Aaron and Monica Skonnard Revocable Trust(5)	November 28, 2016	41,224 Class B Common Units	$233,328
Sparkjoy 2014 Revocable Trust(6)	November 30, 2016	41,224 Class A Common Units	$233,328
Centerpine LLC(7)	November 30, 2016	53,003 Class A Common Units	$299,997
Arne Duncan	August 30, 2017	36,873 Class A Common Units	$249,999
Budge Family Trust(8)	August 31, 2017	83,091 Class A Common Units	$563,357
Janice K. Maudlin Revocable Trust Agreement dated April 3, 2013(3)	August 31, 2017	44,248 Class A Common Units	$300,001
Timothy I. Maudlin Revocable Trust Agreement dated April 3, 2013(3)	August 31, 2017	44,247 Class A Common Units	$299,995
AREO Ventures, LLC(9)	August 31, 2017	147,492 Class A Common Units	$999,996
Centerpine LLC(7)	September 14, 2017	103,244 Class A Common Units	$699,994
Affiliates of ICONIQ Strategic Partners, LP(2)	October 24, 2017	31,626 Class A Common Units	$214,424
Karen A. Terrell Living Trust(10)	November 21, 2017	123,609 Class A Common Units	$999,997
________________

(1)
Entities affiliated with Insight Venture Partners: Insight Venture Partners VII, L.P., Insight PS Cay Blocker, Inc., Insight Venture Partners VII (Co-Investors), L.P., Insight PS Del Blocker, Inc., Insight Venture Partners CIF (AIP A) II, L.P., and IVP CIF II (PS Splitter), L.P. (collectively, the “Insight Shareholders”). Ryan Hinkle, a member of our board of directors, is a Managing Director of Insight Venture Management, LLC, an affiliate of the Insight Shareholders.

(2)	Entities affiliated with Iconiq Strategic Partners, LP: Iconiq-PS B Fund Blocker, Inc. and Iconiq Strategic Partners, L.P.

(3)
The Timothy Maudlin Revocable Trust Agreement dated April 3, 2013 and the Janice K. Maudlin Revocable Trust Agreement dated April 3, 2013 are affiliates of Timothy Maudlin, a member of our board of directors.

(4)	Bear Mountain Ranch Asset Management, LLC is an affiliate of Gary Crittenden, a member of our board of directors.

(5)	The Aaron and Monica Skonnard Revocable Trust is an affiliate of Aaron Skonnard, our co-founder, Chief Executive Officer, and Chairman.

(6)	The Sparkjoy 2014 Revocable Trust is an affiliate of Keith Sparkjoy, our co-founder and a beneficial owner of greater than 5% of our Class B common stock.

(7)	Centerpine LLC is an affiliate of Brad Rencher, a member of our board of directors.

(8)	Budge Family Trust is an affiliate of James Budge, our Chief Financial Officer.

(9)	AREO Ventures, LLC is an affiliate of Scott Dorsey, a member of our board of directors.

(10)	Karen A. Terrell Living Trust is an affiliate of Karenann Terrell, a member of our board of directors.
Redemption of Incentive Units
In August 2017, we redeemed 147,000 incentive units held by Nate Walkingshaw, our Chief Experience Officer, at a per unit purchase price of $6.78, for an aggregate purchase price of $996,660.
In November 2017, we redeemed an additional 49,500 incentive units held by Mr. Walkingshaw at a per unit purchase price of $8.09, for an aggregate purchase price of $400,455.
Registration Rights Agreement
We are a party to an amended and restated registration rights agreement, or the Registration Rights Agreement, with certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock). See the section titled “Description of Capital Stock—Registration Rights.”
In addition, certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) have the right to request that we register the sale of shares of Class A common stock to be sold by them on Form S-3 no more than once per calendar year (which may, at such holders’ request, be pursuant to shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period).
In addition, certain holders have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock (and other securities convertible into or exercisable for shares of our Class A common stock) to be sold by them in connection with registered offerings requested by certain other holders (if any) or initiated by us.
Executive and Director Compensation
We have granted certain equity awards to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End” and “Management—Non-Employee Director Compensation” for a description of these equity awards.
In December 2016, we entered into an incentive unit offer letter with Arne Duncan, one of our directors, under which Mr. Duncan agreed to provide certain services to us, including making appearances on our behalf at four to six marketing events each year. In exchange for these services, we granted Mr. Duncan 169,007 incentive units, which are subject to both time- and performance-based vesting conditions.
Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2016, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
From time to time, we do business with other companies affiliated with certain holders of our capital stock. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis.

Limitation of Liability and Indemnification of Officers and Directors
We adopted an amended and restated certificate of incorporation, which became effective immediately prior to the completion of our IPO, and which contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, we adopted amended and restated bylaws, which became effective immediately prior to the completion of our IPO, and which provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Service Arrangements
During the year ended December 31, 2018, we incurred approximately $1,211,224 of expense for digital media and digital experience services provided by Adobe Systems, Inc., or Adobe. Brad Rencher, one of our directors, is Adobe’s Executive Vice President and General Manager, Digital Experience.
During the year ended December 31, 2018, we incurred approximately $153,995 of expense for data analytics software provided by Alteryx, Inc., or Alteryx. Entities affiliated with Insight Venture Partners are the beneficial owners of more than 5% of our capital stock and hold more than 10% of the capital stock of Alteryx. Additionally, Ryan Hinkle, one of our directors, is a Managing Director of Insight Venture Management, LLC, an affiliate of Insight Venture Partners. Tim Maudlin, one of our directors and the chair of our Audit Committee, also serves as a director and the chair of the audit committee of the Alteryx board of directors.
During the year ended December 31, 2018, we incurred approximately $152,117 of expense for customer success software provided by Gainsight, Inc., or Gainsight. Entities affiliated with Insight Venture Partners are the beneficial owners of more than 5% of our capital stock and hold more than 10% of the capital stock of Gainsight. Additionally, Ryan Hinkle, one of our directors, is a Managing Director of Insight Venture Management, LLC, an affiliate of Insight Venture Partners.
During the year ended December 31, 2018, we incurred approximately $1,010,247 of expense for experience management software provided by Qualtrics, LLC, or Qualtrics. Entities affiliated with Insight Venture Partners are the beneficial owners of more than 5% of our capital stock and hold more than 10% of the capital stock of Qualtrics. Additionally, Ryan Hinkle, one of our directors, is a Managing Director of Insight Venture Management, LLC, an affiliate of Insight Venture Partners.
Policies and Procedures for Related Party Transactions
Our Audit Committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director, or beneficial owner of greater than 5% of any class of our capital stock, or their respective affiliates. Our Audit Committee charter provides that our Audit Committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our capital stock, as of January 31, 2019, and as adjusted to reflect the sale of our Class A common stock offered by the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from the selling stockholders, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of each of our Class A common stock, Class B common stock, and Class C common stock; and

•	all selling stockholders.
The amounts and percentages of Class A common stock, Class B common stock, and Class C common stock (and for the Class B common stock and Class C common stock, together with the same amount of LLC Units) beneficially owned are reported on the basis of the regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to outstanding equity awards held by the person that are currently exercisable or exercisable within 60 days of January 31, 2019 or the Beneficial Ownership Date, including those shares of our Class A common stock that will be issuable upon exchange of LLC Units (together with corresponding shares of our Class B common stock or Class C common stock, as applicable) on a one-for-one basis, subject to the terms of the Fourth LLC Agreement. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. See the section titled “Certain Relationships and Related Party Transactions—Fourth Amended and Restated LLC Agreement.” Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.
Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Pluralsight, Inc., 182 N. Union Ave., Farmington, Utah 84025.

	Shares Beneficially Owned Before this Offering						% of Total Voting Power Before the Offering#	Number of Class A Shares Being Sold by Selling Stockholders in this Offering	Shares Beneficially Owned After this Offering (assuming option to purchase additional shares is not exercised)						% of Total Voting Power After the Offering (assuming option to purchase additional shares is not exercised)#‡
	Class A		Class B†		Class C†				Class A		Class B†		Class C†
Name of Beneficial Owners	Shares	%	Shares	%	Shares	%			Shares	%	Shares	%	Shares	%
Named Executive Officers and Directors:
Aaron Skonnard(1)	841,883	1.3%	—	—	14,642,929	100.0%	54.7%	480,618	841,883	1.1%	—	—	14,162,311	100.0%	53.8%
James Budge(2)	205,726	*	1,094,358	1.9%	—	—	*	177,854	191,332	*	930,898	2.0%	—	—	*
Joe DiBartolomeo(3)	90,113	*	523,696	*	—	—	*	60,000	90,113	*	463,696	1.0%	—	—	*
Gary Crittenden(4)	20,180	*	179,758	*	—	—	*	—	20,180	*	179,758	*	—	—	*
Scott Dorsey(5)	27,278	*	269,204	*	—	—	*	47,492	27,278	*	221,712	*	—	—	*
Arne Duncan(6)	38,295	*	363,008	*	—	—	*	30,000	38,295	*	333,008	*	—	—	*
Ryan Hinkle(7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Leah Johnson(8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Timothy Maudlin(9)	20,180	*	303,588	*	—	—	*	—	20,180	*	303,588	*	—	—	*
Frederick Onion(10)	2,612,400	3.9%	9,961,071	17.7%	—	—	4.7%	1,000,000	1,612,400	2.1%	9,961,071	21.0%	—	—	4.4%
Bradley Rencher(11)	20,180	*	300,670	*	—	—	*	42,500	20,180	*	258,170	*	—	—	*
Bonita Stewart(12)	5,000	*	—	—	—	—	*	—	5,000	*	—	—	—	—	*
Karenann Terrell(13)	32,982	*	103,459	*	—	—	*	—	32,982	*	103,459	*	—	—	*
All executive officers and directors as a group (14 persons)(14)	3,978,712	5.9%	13,452,012	23.9%	14,642,929	100.0%	60.9%	1,908,464	2,964,318	3.9%	13,038,560	27.5%	14,162,311	100.0%	59.5%
Greater than 5% Stockholders:
Entities affiliated with Insight Venture Partners(15)	12,718,559	19.1%	31,927,903	56.8%	—	—	16.6%	11,650,000	9,399,792	12.4%	23,596,670	49.7%	—	—	12.5%
Entities affiliated with ICONIQ Strategic Partners(16)	942,397	1.4%	6,935,535	12.3%	—	—	2.9%	—	942,397	1.2%	6,935,535	14.6%	—	—	3.0%
Entities affiliated with Keith Sparkjoy(17)	6,048,280	9.1%	—	—	—	—	2.2%	—	6,048,280	8.0%	—	—	—	—	2.3%
Entities affiliated with Franklin Advisors, Inc.(18)	4,168,371	6.3%	—	—	—	—	1.5%	—	4,168,371	5.5%	—	—	—	—	1.6%
Entities affiliated with Crewe Advisors, LLC(19)	9,149,280	13.7%	—	—	—	—	3.4%	—	9,149,280	12.1%	—	—	—	—	3.4%
Entities affiliated with The Vanguard Group, Inc.(20)	3,235,076	4.9%	—	—	—	—	1.2%	—	3,235,076	4.3%	—	—	—	—	1.2%
Other Selling Stockholder:
Nate Walkingshaw(21)	64,495	*	353,200	*	—	—	*	70,000	64,495	*	283,200	*	—	—	*

________________

†
The Class B common stock and Class C common stock are convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock or Class C common stock, as applicable, beneficially owns an equivalent number of shares of Class A common stock.

‡
Any exercise of the underwriters’ option to purchase additional shares of our Class A common stock from the selling stockholders would decrease the relative beneficial ownership and voting power of the Insight Shareholders described in footnote 15 below.

#
Percentage total voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, and Class C common stock, as a single class. Each holder of Class C common stock shall be entitled to 10 votes per share of Class C common stock and each holder of Class A common stock and Class B common stock shall be entitled to one vote per share of Class A common stock or Class B common stock, as applicable, on all matters submitted to our stockholders for a vote. The Class A common stock, Class B common stock, and Class C common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

*	Represents beneficial ownership or voting power of less than one percent (1%) of the outstanding shares of our common stock.

(1)
Consists of (i) 449,827 shares of Class A common stock and 10,546,042 shares of Class C common stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner; (ii) 410,121 shares of Class C common stock held by Skonnard Family GRAT 2018, of which Mr. Skonnard is a trustee; (iii) 903,771 shares of Class C common stock held by Skonnard Family GRAT 2021, of which Mr. Skonnard is a co-trustee; (iv) 605,310 shares of Class C common stock held by True Nord Trust, of which Mr. Skonnard may be deemed to have voting and dispositive power; (v) 514 shares of Class A common stock held by Mr. Skonnard; (vi) 391,542 shares of Class A common stock subject to options held by Mr. Skonnard that are immediately exercisable within 60 days of the Beneficial Ownership Date; and (vii) 2,177,685 shares of Class C common stock held by Mr. Skonnard, of which 1,091,917 shares are unvested and subject to a right of repurchase in favor of the Company. Amounts exclude the grant of RSUs covering 80,058 shares of our Class A common stock in February 2019.

(2)
Consists of (i) 1,402 shares of Class A common stock held by Mr. Budge; (ii) 184,376 shares of Class A common stock subject to options held by Mr. Budge that are immediately exercisable within 60 days of the Beneficial Ownership Date; (iii) 19,948 shares of Class A common stock held by Mr. Budge underlying RSUs vesting within 60 days of the Beneficial Ownership Date; (iv) 33,091 shares of Class B common stock held by Budge Family Trust, of which Mr. Budge is a trustee; and (v) 1,061,267 shares of Class B common stock held by Mr. Budge, of which 597,807 shares are unvested and subject to a right of repurchase in favor of the Company. Amounts exclude the grant of RSUs covering 36,172 shares of our Class A common stock in February 2019.

(3)
Consists of (i) 1,643 shares of Class A common stock held by Mr. DiBartolomeo; (ii) 80,720 shares of Class A common stock subject to options held by Mr. DiBartolomeo that are immediately exercisable within 60 days of the Beneficial Ownership Date; (iii) 7,750 shares of Class A common stock held by Mr. DiBartolomeo underlying RSUs vesting within 60 days of the Beneficial Ownership Date; and (iv) 523,696 shares of Class B common stock held by Mr. DiBartolomeo, of which 163,655 shares are unvested and subject to a right of repurchase in favor of the Company. Amounts exclude the grant of RSUs covering 30,985 shares of our Class A common stock in February 2019.

(4)
Consists of (i) 20,180 shares of Class A common stock subject to options held by Mr. Crittenden that are immediately exercisable within 60 days of the Beneficial Ownership Date; (ii) 35,335 shares of Class B common stock held by Bear Mountain Ranch Asset Management, LLC, of which Mr. Crittenden is a managing member; and (iii) 144,423 shares of Class B common stock held by Mr. Crittenden that will be fully vested and no longer subject to a right of repurchase in favor of the Company within 60 days of the Beneficial Ownership Date.

(5)
Consists of (i) 27,278 shares of Class A common stock subject to options held by Mr. Dorsey that are immediately exercisable within 60 days of the Beneficial Ownership Date; (ii) 147,492 shares of Class B common stock held by AREO Ventures, LLC, of which Mr. Dorsey is a manager; and (iii) 121,712 shares of Class B common stock held by Mr. Dorsey, of which 50,714 shares are unvested and subject to a right of repurchase in favor of the Company.

(6)
Consists of (i) 38,295 shares of Class A common stock subject to options held by Mr. Duncan that are immediately exercisable within 60 days of the Beneficial Ownership Date and (ii) 363,008 shares of Class B common stock held by Mr. Duncan, of which 48,581 shares are unvested and subject to a right of repurchase in favor of the Company.

(7)
Mr. Hinkle is a Managing Director of Insight Venture Management, LLC, an entity affiliated with the Insight Shareholders described in footnote 15 below, but he does not hold voting or dispositive power over the shares held of record by the Insight Shareholders. See footnote 15 for more information regarding the Insight Shareholders.

(8)	Ms. Johnson joined our Board in October 2018 and holds no equity awards vesting within 60 days of the Beneficial Ownership Date.

(9)
Consists of (i) 20,180 shares of Class A common stock subject to options held by Mr. Maudlin that are immediately exercisable within 60 days of the Beneficial Ownership Date; (ii) 79,583 shares of Class B common stock held by Janice K. Maudlin Revocable Trust, of which Mr. Maudlin’s wife is a trustee; (iii) 79,582 shares of Class B common stock held by Timothy I. Maudlin Revocable Trust, of which Mr. Maudlin is a trustee; and (iii) 144,423 shares of Class B common stock held by Mr. Maudlin that will be fully vested and no longer subject to a right of repurchase in favor of the Company within 60 days of the Beneficial Ownership Date.

(10)
Consists of (i) 2,612,400 shares of Class A common stock and 9,919,847 shares of Class B common stock held by Onion Consulting, Inc., of which Mr. Onion is an owner; and (ii) 41,224 shares of Class B common stock held by Frederick A. Onion Revocable Trust, of which Mr. Onion is a co-trustee.

(11)
Consists of (i) 20,180 shares of Class A common stock subject to options held by Mr. Rencher that are immediately exercisable within 60 days of the Beneficial Ownership Date; (ii) 156,247 shares of Class B common stock held by Centerpine LLC, of which Mr. Rencher is a manager; and (iii) 144,423 shares of Class B common stock held by Mr. Rencher that will be fully vested and no longer subject to a right of repurchase in favor of the Company within 60 days of the Beneficial Ownership Date.

(12)
Consists of 5,000 shares of Class A common stock held by Bonita K Coleman Trust, of which Ms. Stewart is a trustee. Ms. Stewart joined our Board in October 2018 and holds no equity awards that vest within 60 days of the Beneficial Ownership Date.

(13)
Consists of (i) 32,982 shares of Class A common stock subject to options held by Ms. Terrell that are immediately exercisable within 60 days of the Beneficial Ownership Date and (ii) 103,459 shares of Class B common stock held by Ms. Terrell, of which 51,730 shares are unvested and subject to a right of repurchase in favor of the Company.

(14)
Consists of the following amounts held by all our executive officers and directors, as a group: (i) 3,072,475 shares of Class A common stock; (ii) 853,070 shares of Class A common stock underlying stock options that are immediately exercisable within 60 days of the Beneficial Ownership Date; (iii) 53,167 shares of Class A common stock underlying RSUs vesting within 60 days of the Beneficial Ownership Date; (iv) 13,452,012 shares of Class B common stock, of which 943,377 shares are unvested and subject to a right of repurchase in favor of the Company; (v) 14,642,929 shares of Class C common stock, of which 1,091,917 shares are unvested and subject to a right of repurchase in favor of the Company.

(15)
Consists of (i) 8,778,306 shares of Class A common stock held by Insight Venture Partners (Cayman) VII, L.P.; (ii) 1,261,465 shares of Class A common stock held by Insight Venture Partners (Delaware) VII, L.P.; and (iii) 2,678,788 shares of Class A common stock held by IVP CIF II (AIP B), L.P.; and (iv) 31,927,903 shares of Class B common stock held by IVP CIF II (PS Splitter), L.P. (collectively, the “Insight Shareholders”). Amounts exclude the exchange by IVP CIF II (PS Splitter), L.P. of 10,000,000 LLC Units, together with the corresponding shares of Class B common stock, for shares of Class A common stock on a one-for-one basis, contingent upon, and concurrently with, the closing of this offering. The general partner of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., and Insight Venture Partners (Delaware) VII, L.P. is Insight Venture Associates VII, L.P. The general partner of Insight Venture Associates VII, L.P. is Insight Venture Associates VII, Ltd., the sole shareholder of which is Insight Holdings Group, LLC (“Insight Holdings”). The general partner of IVP CIF II (AIP A), L.P., IVP CIF II (AIP B), L.P., and IVP CIF II (PS Splitter), L.P. is Insight Venture Associates Coinvestment II, L.P. Insight Holdings is the general partner of Insight Venture Associates Coinvestment II, L.P. Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Insight Holdings and may be deemed to hold voting and dispositive power over the shares held of record by the Insight Shareholders. The foregoing is not an admission by Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., Insight Venture Associates VII, L.P., Insight Venture Associates VII, Ltd., Insight Venture Associates Coinvestment II, L.P., or Insight Holdings that it is the beneficial owner of the shares held by the Insight Shareholders. The address for the foregoing entities is 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

(16)
Consists of (i) 3,754,873 shares of Class B common stock held by ISP Main Fund PS, LLC; (ii) 3,180,662 shares of Class B common stock held by Iconiq Strategic Partners Co-Invest, L.P.; and (iii) 942,397 shares of Class A common stock held by Iconiq Strategic Partners-B, L.P. The beneficial owner of Iconiq Strategic Partners Co-Invest, L.P., Iconiq Strategic Partners-B, L.P., Series PS, Iconiq Strategic Partners Co-Invest, L.P., Series PS, ISP Main Fund PS, LLC, and Iconiq Strategic Partners, L.P. is ICONIQ Strategic Partners GP, L.P. The general partners of ICONIQ Strategic Partners GP, L.P., are Divesh Makan, control person, and William Griffith, control person.

(17)
Consists of (i) 6,007,056 shares of Class A common stock held by Wyecliff Associates, Inc., of which Mr. Sparkjoy is an owner and (ii) 41,224 shares of Class A common stock held by Sparkjoy 2014 Revocable Trust, of which Mr. Sparkjoy is a trustee.

(18)
Consists of (i) 4,134,542 shares of Class A common stock held by Franklin Advisers, Inc.; (ii) 31,600 shares of Class A common stock held by Fiduciary Trust Company International; and (iii) 2,229 shares of Class A common stock held by Franklin Templeton Investments (Asia) Ltd. The address for the foregoing entities is One Franklin Parkway, San Mateo, CA 94403. For additional information, see the Schedule 13G filed by Franklin Resources, Inc. with the SEC on January 28, 2019.

(19)
Consists of 9,149,280 shares of Class A common stock held by Crewe Advisors, LLC. Crewe Advisors, LLC is a registered investment adviser and shares voting and dispositive power with its clients. The address for this entity is 136 E S Temple #2400, Salt Lake City, UT 84111. For additional information, see the Schedule 13G filed by Crewe Advisors, LLC with the SEC on January 31, 2019.

(20)
Consists of (i) 9,780 shares of Class A common stock held by Vanguard Fiduciary Trust Company (“VFTC”) and (ii) 3,225,296 shares of Class A common stock held by Vanguard Investments Australia, Ltd. (“VIA”). VFTC is a wholly-owned subsidiary of The Vanguard Group, Inc. (“The Vanguard Group”) and serves as investment manager of collective trust accounts. VIA is a wholly-owned subsidiary of The Vanguard Group and serves as investment manager of Australian investment offerings. The address for The Vanguard Group is 100 Vanguard Blvd, Malvern, PA 19355. For additional information, see the Schedule 13G filed by The Vanguard Group, Inc. with the SEC on February 11, 2019.

(21)
Consists of (i) 1,689 shares of Class A common stock held by Mr. Walkingshaw; (ii) 37,337 shares of Class A common stock subject to options held by Mr. Walkingshaw that are immediately exercisable within 60 days of the Beneficial Ownership Date;

(iii) 25,469 shares of Class A common stock held by Mr. Walkingshaw underlying RSUs vesting within 60 days of the Beneficial Ownership Date; and (iv) 353,200 shares of Class B common stock held by Mr. Walkingshaw, of which 30,890 shares are unvested and subject to a right of repurchase in favor of the Company. Amounts exclude the grant of RSUs covering 92,758 shares of our Class A common stock in February 2019.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Our authorized capital stock consists of 1,350,000,000 shares of capital stock, $0.0001 par value per share, of which:

•	1,000,000,000 shares are designated as Class A common stock;

•	200,000,000 share are designated as Class B common stock;

•	50,000,000 shares are designated as Class C common stock; and

•	100,000,000 shares are designated as preferred stock.
As of December 31, 2018 there were 65,191,907 shares of our Class A common stock outstanding, 57,490,881 shares of our Class B common stock, 14,586,173 shares of our Class C common stock, and no shares of preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock. Pursuant to the terms of our amended and restated certificate of incorporation, no shares of our Class B common stock or Class C common stock may be issued except to a holder of LLC Units (other than to us or any subsidiary of ours that is a holder of LLC Units), such that after such issuance of Class B common stock or Class C common stock such holder of LLC Units holds an identical number of LLC Units and shares of Class B common stock or Class C common stock, as applicable.
On March 4, 2019, we filed with the Secretary of State of the State of Delaware, pursuant to Section 103(f) of the Delaware General Corporation Law a certificate of correction to our amended and restated certificate of incorporation filed with the Delaware Secretary of State on May 16, 2018. This filing was made to correct a typographical issue in Subsection (c) of Section V.2(a) of the amended and restated certificate of incorporation of the corporation, regarding the voting power of Class C common stock, which refers to Class B common stock instead of Class C common stock in the certificate that was originally filed. A copy of the certificate of correction is filed as an exhibit to the registration statement of which this prospectus forms a part.
Common Stock
We have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The Class A common stock, Class B common stock, and Class C common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.
Common Stock Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock, Class B common stock, Class C common stock, and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock and the limits on the amounts received by the holders of our Class B common stock and Class C common stock. Specifically, the holders of our Class B common stock and Class C common stock shall be entitled to receive up to $0.0001 per share of Class B common stock or Class C common stock, respectively, and upon receiving such amount, such holders of our shares of Class B common stock and Class C common stock shall not be entitled to receive any other assets or funds of ours.
Class A Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.
No Preemptive or Similar Rights
Our Class A common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Class B Common Stock
Dividend Rights
Holders of our Class B common stock do not have any rights to receive dividends.
Voting Rights
Holders of our Class B common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Shares of Class B common stock were issued to our Continuing Members, other than Aaron Skonnard and his affiliates, except to the extent such Continuing Member contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions. Accordingly, such Continuing Members, by virtue of their Class B common stock, collectively have a number of votes in Pluralsight, Inc. that is equal to the aggregate number of LLC Units that they hold. When an LLC Unit is exchanged by such holders, a corresponding share of Class B common stock held by the exchanging owner is also exchanged and will be cancelled.
No Preemptive or Similar Rights
Our Class B common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Transferability
Shares of Class B common stock are only transferable to the extent permitted by the Fourth LLC Agreement and must be transferred together with an equal number of LLC Units.

Class C Common Stock
Dividend Rights
Holders of our Class C common stock do not have any rights to receive dividends.
Voting Rights
Holders of our Class C common stock are entitled to 10 votes for each share held on all matters submitted to a vote of stockholders. In connection with this offering, all shares of Class C common stock will be issued to Aaron Skonnard and his associated entities who held LLC Units before the Reorganization Transactions and who will be Continuing Members upon completion of the Reorganization Transactions, except to the extent Mr. Skonnard or his associated entities contributed a portion of their LLC Units to Pluralsight, Inc. in exchange for Class A common stock in connection with the Reorganization Transactions. Accordingly, Aaron Skonnard and his associated entities, by virtue of their Class C common stock, collectively have 10 times the number of votes in Pluralsight, Inc. as compared to the aggregate number of LLC Units that they hold. When a LLC Unit is exchanged by such holders, a corresponding share of Class C common stock held by the exchanging owner is also exchanged and will be cancelled. Under our amended and restated certificate of incorporation, approval of the holders of a majority of our Class C common stock is required to increase the number of authorized shares of our Class C common stock. Until the final conversion of all outstanding shares of Class C common stock pursuant to the terms of our amended and restated certificate of incorporation, our Class C common stock will have the right to vote as a separate class to amend or modify any provision of our amended and restated certificate of incorporation inconsistent with, or that otherwise alters, any provision of our amended and restated certificate of incorporation to modify the voting or conversion rights of our Class C common stock.
No Preemptive or Similar Rights
Our Class C common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.
Transferability
Shares of Class C common stock are only transferable to the extent permitted by the Fourth LLC Agreement and must be transferred together with an equal number of LLC Units.
Conversion
Each share of Class C common stock is convertible at any time at the option of the holder into one share of Class B common stock. Following the completion of this offering, shares of Class C common stock will automatically convert into shares of Class B common stock upon sale or transfer (other than with respect to certain transfers described in our amended and restated certificate of incorporation, including transfers for estate planning or tax planning purposes to an affiliate where sole voting control with respect to the shares of Class C common stock is retained by the transferring holder, other than with respect to certain trusts associated with Mr. Skonnard). In the event of Aaron Skonnard’s death or disability, the shares of Class C common stock held by Mr. Skonnard shall immediately convert into shares of Class B common stock, unless at such time there is a designated proxy holder, as described in our amended and restated certificate of incorporation, that holds exclusive voting control over such shares of Class C common stock, in which case such shares of Class C common stock will convert into shares of Class B common stock upon the earlier of (i) nine months after the death or disability of Mr. Skonnard and (ii) the date upon which the designated proxy holder ceases to hold exclusive voting control of such shares of Class C common stock.
Each share of Class C common stock will also convert automatically into one share of Class B common stock upon (i) Mr. Skonnard’s termination for cause, as described in our amended and restated certificate of incorporation, from employment with us, Holdings, or any subsidiary thereof, (ii) the date that is seven years following the completion of the IPO, (iii) the date that is one year after Mr. Skonnard resigns from his position as our Chief Executive Officer and is no longer serving as Chairman of our board of directors, and (iv) the date when Mr. Skonnard, his family group, and their respective associated entities, hold shares of Class C common stock equal to less than 25% of the shares of Class C common stock held by Mr. Skonnard, his family group, and their respective associated entities as of the date of the filing of our amended and restated certificate of incorporation.

Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A, Class B, or Class C common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A, Class B, and Class C common stock. We have no current plan to issue any shares of preferred stock.
Equity Awards
As of December 31, 2018, we had (i) 3,195,322 unvested LLC Units outstanding, (ii) 5,143,712 stock options to purchase shares of Class A common stock at a weighted-average exercise price of $15.00 per share, (iii) 4,801,536 RSUs, and (iv) 2,062,500 restricted share units of Pluralsight Holdings outstanding.
Registration Rights Agreement
We are a party to the Registration Rights Agreement.
As of December 31, 2018, and before any exchanges were completed in this offering, holders of 44,646,462 shares our Class A common stock (and other securities convertible into or exercisable for shares of our Class A common stock) have the right to demand that we register Class A common stock to be sold by them under the Registration Rights Agreement.
Demand Registration Rights
Under the Registration Rights Agreement, holders of 44,646,462 shares our Class A common stock (and other securities convertible into or exercisable for shares of our Class A common stock) are entitled to certain demand registration rights. Such holders can request that we register the offer and sale of their shares. If we determine that it would be detrimental to us or our stockholders to effect such a demand registration, we have the right to defer such registration or suspend an effective shelf registration, not more than once in any 12-month period, for a period of up to 60 days.
Piggyback Registration Rights
If we propose to register, or receive a demand to register, the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, then holders of 44,646,462 shares our Class A common stock (and other securities convertible into or exercisable for shares of our Class A common stock) are entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, these holders are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include shares in the registration, other than with respect to (i) a registration relating to the sale of securities to our employees or those of a subsidiary pursuant to a stock option, stock purchase or similar plan; (ii) a registration relating to a transaction under Rule 145 of the Exchange Act; or (iii) a registration in which the only securities being registered are securities issuable upon conversion of debt securities that are also being registered.
S-3 Registration Rights
Holders of 44,646,462 shares of Class A common stock (and other securities convertible into or exchangeable for shares of Class A common stock) may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $1 million. Each holder of demand registration rights is entitled to make one demand for shelf registration per calendar year. However, we will not be required to effect a registration on Form S-3 if we determine that it would be detrimental to our stockholders to effect such a registration and we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days.
Anti-Takeover Provisions
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, and include the following:
Multiple Class Stock. As described above, our amended and restated certificate of incorporation provides for a multiple class common stock structure, which provides Aaron Skonnard and his affiliates with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Issuance of Undesignated Preferred Stock. As discussed above, our board of directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.
Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors can be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”
Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
Amendment of Charter and Bylaws Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation and amended and restated bylaws requires approval by holders of at least two-thirds of the voting power of our then outstanding capital stock.
Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Exclusive Forum
Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees of ours or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in substantially all cases. Our amended and restated bylaws also provide for a Federal Forum Provision. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
In light of the decision issued by the Delaware Court of Chancery in Matthew Sciabacucchi v. Matthew B. Salzberg et al., C.A. No. 2017-0931-JTL (Del. Ch.), finding Federal Forum Provisions are not valid under Delaware law, we do not intend to enforce the Federal Forum Provision in our amended and restated bylaws unless and until such time there is a final determination by the Delaware Supreme Court regarding the validity of such provisions. To the extent the Delaware Supreme Court makes a final determination that provisions such as the Federal Forum Provision are not valid as a matter of Delaware law, our board of directors intends to amend our amended and restated bylaws to remove the Federal Forum Provision.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8300.
Limitations of Liability and Indemnification
See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”
Listing
Our Class A common stock is listed on Nasdaq under the symbol “PS”.

CONCURRENT CONVERTIBLE NOTE OFFERING
Concurrently with this offering of shares of Class A common stock, we are offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act, or the concurrent Convertible Note Offering, $550 million aggregate principal amount of notes, or a total of $633.5 million aggregate principal amount of notes if the initial purchasers in the concurrent Convertible Note Offering exercise in full their option to purchase additional notes. We cannot assure you that the concurrent Convertible Note Offering will be completed or, if completed, on what terms it will be completed. The offering of Class A common stock hereby is not contingent upon the consummation of the concurrent Convertible Note Offering, and the concurrent Convertible Note Offering is not contingent upon the consummation of the offering of shares of Class A common stock hereby.
The notes will mature on March 1, 2024 unless earlier repurchased or converted. The notes will bear interest at a rate of 0.375% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on September 1, 2019. Subject to satisfaction of certain conditions and during certain periods, the notes may be converted at an initial conversion rate of 25.8023 shares of Class A common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $38.76 per share of Class A common stock). The conversion rate is subject to adjustment if certain events occur.
Holders of the notes may convert all or any portion of their notes, in integral multiples of $1,000 principal amount, at their option at any time prior to the close of business on the business day immediately preceding December 1, 2023 only under the following circumstances:

•
during any fiscal quarter commencing after the fiscal quarter ending on June 30, 2019 (and only during such fiscal quarter), if the last reported sale price of our Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
during the five business day period after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the conversion rate on each such trading day; or

•	upon the occurrence of specified corporate events.
On or after December 1, 2023 until the close of business on the scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in integral multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.
The conversion rate for the notes is initially 25.8023 shares of Class A common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $38.76 per share of Class A common stock), subject to adjustment as described in the offering memorandum for the notes.
Upon conversion, we will satisfy our conversion obligations by paying and/or delivering, as the case may be, cash, shares of our Class A common stock or a combination of cash and shares of our Class A common stock, at our election. If we satisfy our conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of our Class A common stock, the amount of cash and shares of our Class A common stock, if any, due upon conversion will be based on a daily conversion value calculated on a proportionate basis for each trading day in a 40 trading day observation period.
In addition, following certain corporate events that occur prior to the maturity date, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such corporate event.
We may not redeem the notes prior to the maturity date, and no sinking fund is provided for the notes.

In connection with the pricing of the notes, we expect to enter into privately negotiated capped call transactions with one or more counterparties. The capped call transactions are expected to cover, subject to customary adjustments, the number of shares of our Class A common stock that will initially underlie the notes. The capped call transactions are expected to offset the potential dilution to our Class A common stock as a result of any conversion of notes.
In connection with establishing their initial hedge of the capped call transactions, the counterparties or their respective affiliates will purchase shares of our common stock and/or enter into various derivative transactions with respect to our Class A common stock concurrently with or shortly after the pricing of the notes, including with certain investors in the notes. This activity could increase (or reduce the size of any decrease in) the market price of our Class A common stock or the notes at that time.
In addition, the counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so on each exercise date of the capped call transaction). This activity could also cause or prevent an increase or decrease in the market price of our Class A common stock or the notes.
See the section titled “Use of Proceeds” for additional information regarding the use of proceeds from the concurrent Convertible Note Offering.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our Class A common stock prevailing from time to time. As described below, certain of our stockholders have entered into lock-up agreements under which they have agreed, subject to specific exceptions, not to sell any of our stock for 75 days following the date of this prospectus. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
As of December 31, 2018 we had a total of 65,191,907 shares of our Class A common stock outstanding, 57,490,881 shares of our Class B common stock outstanding, and 14,586,173 shares of our Class C common stock outstanding. All of the shares of our Class A common stock sold in this offering by the selling stockholders pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately 45.3% of our outstanding Class A common stock, Class B common stock and Class C common stock will be held by our executive officers, directors and the selling stockholders in this offering who have signed lock-up agreements. These shares will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Subject to the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.
In addition, subject to certain limitations and exceptions, pursuant to the terms of the Fourth LLC Agreement, Continuing Members of Pluralsight Holdings may (subject to the terms of the Fourth LLC Agreement) exchange or redeem LLC Units and shares of Class B common stock or Class C common stock, as applicable, for, at our option, cash or shares of our Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At our option, in lieu of exchanging or redeeming any LLC Units, we may cause such LLC Units to be redeemed by Pluralsight Holdings for cash or Class A common stock contributed to Pluralsight Holdings by us. Our Continuing Members, other than Aaron Skonnard and his associated entities, will hold 48,746,196 LLC Units, all of which will be exchangeable (together with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock, and Aaron Skonnard and his associated entities will hold 14,105,555 LLC Units, all of which will be exchangeable (together with a corresponding number of shares of our Class C common stock) for shares of our Class A common stock (which shares of Class C common stock shall be convertible into shares of our Class A common stock on a one-for-one basis). The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances.
Lock-Up Agreements
Our executive officers, directors and the selling stockholders in this offering have agreed that, subject to certain exceptions, for a period of 75 days after the date of this prospectus, they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Morgan Stanley & Co. LLC may, in its discretion, release any of the securities subject to these lock-up agreements at any time. See the section titled “Underwriters” for additional information.
Rule 144
In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares of our Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal 744,172 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales of Class A common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Equity Awards
As of December 31, 2018, we had (i) 3,195,322 unvested LLC Units outstanding, (ii) 5,143,712 stock options to purchase shares of Class A common stock at a weighted-average exercise price of $15.00 per share, (iii) 4,801,536 RSUs, and (iv) 2,062,500 restricted share units of Pluralsight Holdings outstanding.
We have also filed a registration statement on Form S-8 under the Securities Act to register shares of our Class A common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 became effective immediately upon filing, and shares of our common stock covered by the registration statement became eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the IRS, has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.
This summary applies only to Class A common stock acquired in this offering. It does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income or any tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code; or

•	persons that own, or are deemed to own, our Class B common stock, Class C common stock or the notes offered in the Convertible Notes Offering.
In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a non-U.S. holder if you are a holder of our stock that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•
a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions
As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future, except possibly in connection with maintaining certain aspects of our UP-C structure. See the section titled “Risk Factors—Risks Relating to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Pluralsight Holdings may complicate our ability to maintain our intended capital structure, which could impose transaction costs on us and require management attention.” However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Class A Common Stock.”
Except as otherwise described below in the discussions of effectively connected income (in the next paragraph), backup withholding and FATCA, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.
Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to withholding tax, are includable on your U.S. income tax return and generally taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.
Gain on Disposition of Our Class A Common Stock
Except as otherwise described below in the discussion of backup withholding, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•
the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•
you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs, and other conditions are met; or

•
our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our Class A common stock at any time during the foregoing period.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded Class A common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock. No assurance can be provided that our Class A common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.
If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor with respect to whether any applicable income tax or other treaties may provide for different rules.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person as defined under the Code.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
FATCA
The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, collectively, FATCA, generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our Class A common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our Class A common stock paid to a “non-financial foreign entities” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity and provides certain information with respect to such U.S. owners, certifies that there are none or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to payment of gross proceeds from a sale or other disposition of our Class A common stock, which may be relied upon by a taxpayer until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.
Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding, and disposing of our stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	5,016,633
J.P. Morgan Securities LLC	3,796,370
Barclays Capital Inc.	1,220,262
Merrill Lynch, Pierce, Fenner & Smith Incorporated	949,092
Citigroup Global Markets Inc.	650,806
KeyBanc Capital Markets Inc.	433,871
Needham & Company, LLC	406,754
First Analysis Securities Corporation	271,169
SunTrust Robinson Humphrey, Inc.	271,169
Robert W. Baird & Co. Incorporated	271,169
Raymond James & Associates, Inc.	271,169
Total	13,558,464
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters will offer the shares of Class A common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, if any, described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.5265 a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.
The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,033,770 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and the exercise of the underwriters’ option in full to purchase up to an additional 2,033,770 shares of our Class A common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$29.25	$396,585,072	$456,072,845
Underwriting discounts and commissions to be paid by the selling stockholders	0.8775	11,897,552	13,682,185
Proceeds, before expenses, to the selling stockholders	$28.3725	$384,687,520	$442,390,660
The estimated offering expenses payable by Pluralsight Holdings, exclusive of underwriting discounts and commissions, are approximately $1.5 million, which excludes expenses of the concurrent Convertible Note Offering. We have agreed to reimburse the underwriters for up to $25,000 of expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
Our Class A common stock is listed on Nasdaq under the trading symbol “PS”.
Our executive officers and directors, and the selling stockholders in this offering have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, they will not, during the period ending 75 days after the date of this prospectus, or the restricted period:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or units of Pluralsight Holdings beneficially owned by the locked-up party or any other securities so owned convertible into or exercisable or exchangeable for shares of our common stock or units of Pluralsight Holdings or publicly disclose the intention to do any of the foregoing;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or units of Pluralsight Holdings; or

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

whether any such transaction described above is to be settled by delivery of our common stock, units of Pluralsight Holdings, or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for Class A common stock, if such demand would require us during the restricted period to file, or make a public announcement of our intention to file, a registration statement.
The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale and transfer of shares pursuant to the terms of the underwriting agreement;

•
transactions relating to shares of our Class A common stock acquired in this offering or the concurrent Convertible Note Offering, or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of our shares acquired in such open market transactions;

•
the transfer of the locked-up party’s securities (i) to the spouse, domestic partner, parent, child, or grandchild of the locked-up party or any other person with whom the locked-up party has a relationship by blood, marriage, or adoption not more remote than first cousin, or to a trust or other entity formed for estate planning purposes for the direct or indirect benefit of the locked-up party or any other person with whom the locked-up party has a relationship by blood, marriage, or adoption not more remote than first cousin, (ii) by bona fide gift, will or intestacy, (iii) if the locked-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, or (iv) by bona fide gift to a charitable organization (as such term is described in Section 501(3)(c) of the Code), or a charitable organization, by one of our directors, so long as the aggregate amount of such gift taken together with all such other gifts by such locked-up party does not exceed 30,000 shares or units of such locked-up party’s securities (or any other of such locked-up party’s securities convertible into or exercisable or exchangeable for such shares or units), or a Permitted Donation; provided that no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock or other securities shall be required or shall be voluntarily made during the restricted period, unless, the locked-up party is otherwise permitted to file a report under Section 16(a) of the Exchange Act during the restricted period in connection with other exceptions under the lock-up agreement in which case such filing shall include a statement to the effect that the charitable gift was made pursuant to such Permitted Donation;

•
if the locked-up party is a corporation, partnership, limited liability company, trust, or other business entity, the transfer of the locked-up party’s securities (A) to another corporation, partnership, limited liability company, trust, or other business entity that controls, is controlled by, manages, or is managed by or is under common control with the locked-up party or affiliates of the locked-up party (including, for the avoidance of doubt, where the locked-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a disposition, transfer, or distribution by the locked-up party to its stockholders, partners, members, or other equity holders;

•
the establishment, amendment, or modification of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, or a 10b5-1 plan, for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of shares of our common stock during the restricted period, except, in the case of an amendment or modification to such plan, with respect to shares of our common stock originally subject to such plan prior to the amendment or modification, and provided that the amendment or modification does not affect the terms or conditions with respect to the transfer thereof, and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the locked-up party or us regarding the establishment or amendment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of our common stock may be made under such plan during the restricted period;

•
the sale or transfer of our common stock pursuant to a 10b5-1 plan in effect as of the date the locked-up party enters into the lock-up agreement, or an Existing Plan, provided that (i) the expected timing and volume of any sale or transfer of shares of common stock pursuant to an Existing Plan are disclosed in the lock-up agreement and (ii) to the extent a public filing under the Exchange Act, if any, is required in connection with such sale or transfer, such filing shall include a statement to the effect that the sale or transfer was made pursuant to such Existing Plan;

•
the transfer of the locked-up party’s securities to us in connection with the vesting or settlement of RSUs or incentive units or the exercise of options or other rights to purchase shares of common stock, in each case on a “net” or “cashless” basis or to cover tax withholding obligations of the locked-up party in connection with such vesting or exercise, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such RSUs, incentive units, options or rights, provided that if the locked-up party is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the locked-up party shall include a statement in any such report to the effect that such transfer is in connection with the vesting or settlement of RSUs or incentive units, or the “net” or “cashless” exercise of options or other rights to purchase shares of common stock, as applicable or to cover tax obligations in connection with such vesting;

•
the sale by us on behalf of the locked-up party of up to such number of shares of Class A common stock solely necessary to raise funds to satisfy our income and payroll tax withholding obligations in connection with the settlement or vesting of restricted stock units held by the locked-up party that are outstanding as of the date hereof; provided that if the locked-up party is required to file a report under Section 16(a) of the Exchange Act during the Restricted Period, the locked-up party shall include a statement in any such report to the effect that such transfer was solely pursuant to the circumstances described in this clause, no other shares of our common stock were sold and that the locked-up party’s shares are subject to a lock-up agreement with the underwriters; provided further that no other public announcement shall be required or shall be voluntarily made in connection with such transfer;

•
the transfer of the locked-up party’s securities to us pursuant to agreements under which we or any of our equity holders has the option to repurchase such securities upon termination of service of the locked-up party;

•
the transfer of securities pursuant to the consummation of a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our securities after the consummation of this offering, that has been approved by our board of directors, the result of which is that any “person,” as defined in Section 13(d)(3) of the Exchange Act, or group of persons, other than us, becomes the beneficial owner, as defined in Rules 13d-3 and 13d-5 of the Exchange Act, of 50% of the total voting power of our voting stock, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the securities of the locked-up party shall remain subject to the restrictions above;

•
the exchange, redemption, or repurchase of any units of Pluralsight Holdings (or securities convertible into or exercisable or exchangeable for units of Pluralsight Holdings) and a corresponding number of shares of Class B common stock or Class C common stock, as applicable, into or for shares of Class A common stock (or securities convertible into or exercisable or exchangeable for Class A common stock), or, at our option, for cash or Class A common stock, pursuant to the Fourth LLC Agreement, provided that (i) such shares of Class A common stock and other securities remain subject to the restrictions above and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the locked-up party or us regarding the exchange, redemption, or repurchase, as applicable, such announcement or filing shall include a statement to the effect that such exchange, redemption, or repurchase, as applicable, occurred pursuant to the Fourth LLC Agreement and no transfer of the shares of Class A common stock or other securities received upon exchange may be made during the restricted period, except sales or transfers of shares of our common stock pursuant to an Existing Plan; and

•	transfers of securities that occur pursuant to a domestic order or in connection with a divorce settlement;
provided that in the case of any transfer or distribution pursuant to the third, fourth, or twelfth bullet points above, other than in the case of a Permitted Donation, it shall be a condition to the transfer or distribution that the donee, transferee or distributee, as the case may be, agrees in writing to be bound by the restrictions above;
provided further that in the case of any transfer or distribution pursuant to the fourth, ninth or twelfth bullet points above, no filing under Section 16(a) of the Exchange Act or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of our common stock or other securities shall be voluntarily made during the restricted period; and
provided further that in the case of any transfer or distribution pursuant to the ninth or twelfth bullet points above, if the locked-up party is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the locked-up party shall include a statement in such report to the effect that such transfer is to us in connection with the repurchase of the locked-up party’s securities or pursuant to a domestic order or in connection with a divorce settlement, as the case may be.
We have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we will not, during the restricted period, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our shares of common stock or membership interests of Pluralsight Holdings or any other securities convertible into or exercisable or exchangeable for common stock or units of Pluralsight Holdings, or our securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our securities, in cash, or otherwise, (iii) file or submit any registration statement with the SEC relating to the offering of any our securities, or (iv) make any public announcement of our intention to do any of the foregoing.
Morgan Stanley & Co. LLC, in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Concurrently with this offering of Class A common stock, we are offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act, $550 million aggregate principal amount of notes, or a total of $633.5 million aggregate principal amount of notes if the initial purchasers in the concurrent Convertible Note Offering exercise in full their option to purchase additional notes. We cannot assure you that the concurrent Convertible Note Offering will be completed or, if completed, on what terms it will be completed. The offering of Class A common stock hereby is not contingent upon the consummation of the concurrent Convertible Note Offering, and the concurrent Convertible Note Offering is not contingent upon the consummation of the offering of Class A common stock hereby. See the section titled “Concurrent Convertible Note Offering.”
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. The underwriters can close out a covered short sale by exercising the option to purchase additional shares from the selling stockholders or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares from the selling stockholders. The underwriters may also sell shares in excess of the option to purchase additional shares from the selling stockholders, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters are also acting as initial purchasers in the concurrent Convertible Note Offering for which they will receive customary discounts and commissions. In addition, certain of the underwriters and/or their respective affiliates may become parties to the capped call transactions in the concurrent Convertible Note Offering.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Selling Restrictions
Canada
The Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom
Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“the FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong
Each underwriter has represented and agreed that:

(a)
it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of our Class A common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)
it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our Class A common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

•
shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.
Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.
Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors, or QII
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.
Chile
The shares of common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).
Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.
China
This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
South Africa
Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i.	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

ii.	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.
No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS
The validity of the shares of our Class A common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering. Goodwin Procter LLP, Redwood City, California, is counsel for the underwriters in connection with this offering.
EXPERTS
The financial statements of Pluralsight, Inc. as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website the SEC referred to above. We also maintain a website at www.pluralsight.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

PLURALSIGHT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Pluralsight, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Pluralsight, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred units, members’ deficit, and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Salt Lake City, Utah
February 21, 2019

We have served as the Company’s auditor since 2014.

PLURALSIGHT, INC.
Consolidated Balance Sheets
(in thousands, except share/unit and per share amounts)

	December 31,
	2017	2018

Assets
Current assets:
Cash and cash equivalents	$28,267	$194,306
Accounts receivable, net of allowances of $1,552 and $2,501 as of December 31, 2017 and 2018, respectively	38,229	63,436
Prepaid expenses and other current assets	5,125	8,323
Total current assets	71,621	266,065
Property and equipment, net	22,457	31,641
Content library, net	13,441	7,050
Intangible assets, net	2,854	1,759
Goodwill	123,119	123,119
Restricted cash	210	16,765
Other assets	2,718	1,064
Total assets	$236,420	$447,463
Liabilities, redeemable convertible preferred units, and stockholders’ equity/members’ deficit
Current liabilities:
Accounts payable	$6,029	$7,160
Accrued expenses	26,514	32,047
Accrued author fees	7,879	10,002
Deferred revenue	103,107	157,695
Total current liabilities	143,529	206,904
Deferred revenue, net of current portion	8,194	14,886
Long-term debt, less current portion, net	116,037	—
Facility financing obligation	7,513	15,777
Other liabilities	458	1,303
Total liabilities	275,731	238,870
Commitments and contingencies (Note 8)
Redeemable convertible preferred units:
Redeemable convertible preferred units, no par value; 48,447,880 units authorized, issued and outstanding as of December 31, 2017	405,766	—
Stockholders’ equity/members’ deficit:
Preferred stock, $0.0001 par value per share, 100,000,000 shares authorized, no shares issued and outstanding as of December 31, 2018	—	—
Class A common stock, $0.0001 par value per share, 1,000,000,000 shares authorized, 65,191,907 shares issued and outstanding as of December 31, 2018; 1,000 shares authorized, issued and outstanding as of December 31, 2017	—	7
Class B common stock, $0.0001 par value per share, 200,000,000 shares authorized, 57,490,881 shares issued and outstanding as of December 31, 2018	—	6
Class C common stock, $0.0001 par value per share, 50,000,000 shares authorized, 14,586,173 shares issued and outstanding as of December 31, 2018	—	1
Additional paid-in capital	—	452,576
Accumulated other comprehensive income (loss)	25	(41)
Accumulated deficit	(445,102)	(351,123)
Total stockholders’ equity attributable to Pluralsight, Inc./members’ deficit	(445,077)	101,426
Non-controlling interests	—	107,167
Total stockholders’ equity/members’ deficit	(445,077)	208,593
Total liabilities, redeemable convertible preferred units, and stockholders’ equity/members’ deficit	$236,420	$447,463
The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT, INC.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,
	2016	2017	2018

Revenue	$131,841	$166,824	$232,029
Cost of revenue	40,161	49,828	62,550
Gross profit	91,680	116,996	169,479
Operating expenses:
Sales and marketing	51,234	103,478	153,643
Technology and content	36,159	49,293	65,998
General and administrative	18,130	46,971	68,351
Total operating expenses	105,523	199,742	287,992
Loss from operations	(13,843)	(82,746)	(118,513)
Other (expense) income:
Interest expense	(6,320)	(11,665)	(6,826)
Loss on debt extinguishment	—	(1,882)	(4,085)
Other income, net	45	81	1,504
Loss before income taxes	(20,118)	(96,212)	(127,920)
Provision for income taxes	(494)	(324)	(664)
Net loss	$(20,612)	$(96,536)	$(128,584)
Less: Net loss attributable to non-controlling interests	—	—	(44,917)
Net loss attributable to Pluralsight, Inc.	$(20,612)	$(96,536)	$(83,667)
Less: Accretion of Series A redeemable convertible preferred units	(6,325)	(63,800)	(176,275)
Net loss attributable to common shares	$(26,937)	$(160,336)	$(259,942)
Net loss per share, basic and diluted(1)			$(0.65)
Weighted-average common shares used in computing basic and diluted net loss per share(1)			62,840
________________

(1)
Represents net loss per share of Class A common stock and weighted-average shares of Class A common stock outstanding for the periods following the Reorganization Transactions and Pluralsight, Inc.’s initial public offering described in Note 1—Organization and Description of Business. See Note 13—Net Loss Per Share for additional details.

The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT, INC.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,
	2016	2017	2018

Net loss	$(20,612)	$(96,536)	$(128,584)
Other comprehensive (loss) income:
Foreign currency translation (losses) gains, net	(7)	33	(112)
Comprehensive loss	$(20,619)	$(96,503)	$(128,696)
Less: Comprehensive loss attributable to non-controlling interests	—	—	(44,967)
Comprehensive loss attributable to Pluralsight, Inc.	$(20,619)	$(96,503)	$(83,729)
The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT, INC.
Consolidated Statements of Redeemable Convertible Preferred Units, Members’ Deficit, and Stockholders’ Equity
(in thousands, except share/unit amounts)

	Redeemable Convertible Preferred Units		Members’ Capital		Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Non-Controlling Interests	Total
	Units	Amount	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2016	45,216,286	$305,294	47,428,921	$—	—	$—	—	$—	—	$—	$—	$(1)	$(286,133)	$—	$(286,134)
Issuance of Series C redeemable convertible preferred units, net of issuance costs	3,231,594	30,347	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Class A common units, net of issuance costs	—	—	353,351	2,082	—	—	—	—	—	—	—	—	—	—	2,082
Redemption of incentive units	—	—	—	(1,972)	—	—	—	—	—	—	—	—	—	—	(1,972)
Equity-based compensation	—	—	—	5,738	—	—	—	—	—	—	—	—	—	—	5,738
Accretion of Series A redeemable convertible preferred units	—	6,325	—	(5,848)	—	—	—	—	—	—	—	—	(477)	—	(6,325)
Foreign currency translation losses	—	—	—	—	—	—	—	—	—	—	—	(7)	—	—	(7)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(20,612)	—	(20,612)
Balance at December 31, 2016	48,447,880	341,966	47,782,272	—	—	—	—	—	—	—	—	(8)	(307,222)	—	(307,230)
Exchange of Class A common units for Class B common units	—	—	—	2,074	—	—	—	—	—	—	—	—	—	—	2,074
Issuance of Class A common units	—	—	625,373	4,399	—	—	—	—	—	—	—	—	—	—	4,399
Redemption of incentive units	—	—	—	(3,724)	—	—	—	—	—	—	—	—	—	—	(3,724)
Equity-based compensation	—	—	—	19,707	—	—	—	—	—	—	—	—	—	—	19,707
Accretion of Series A redeemable convertible preferred units	—	63,800	—	(22,456)	—	—	—	—	—	—	—	—	(41,344)	—	(63,800)
Foreign currency translation gains	—	—	—	—	—	—	—	—	—	—	—	33	—	—	33
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(96,536)	—	(96,536)
Balance at December 31, 2017	48,447,880	$405,766	48,407,645	$—	—	$—	—	$—	—	$—	$—	$25	$(445,102)	$—	$(445,077)
The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT, INC.
Consolidated Statements of Redeemable Convertible Preferred Units, Members’ Deficit, and Stockholders’ Equity (Continued)
(in thousands, except share/unit amounts)

	Redeemable Convertible Preferred Units		Members’ Capital		Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Non-Controlling Interests	Total
	Units	Amount	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2018	48,447,880	$405,766	48,407,645	$—	—	$—	—	$—	—	$—	$—	$25	$(445,102)	$—	$(445,077)
Activity prior to the Reorganization Transactions:
Issuance of warrants to purchase shares of Class A common stock	—	—	—	984	—	—	—	—	—	—	—	—	—	—	984
Equity-based compensation	—	—	—	13,155	—	—	—	—	—	—	—	—	—	—	13,155
Accretion of Series A redeemable convertible preferred units	—	176,275	—	(14,139)	—	—	—	—	—	—	—	—	(162,136)	—	(176,275)
Foreign currency translation losses	—	—	—	—	—	—	—	—	—	—	—	(18)	—	—	(18)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(42,660)	—	(42,660)
Effect of the Reorganization Transactions and initial public offering:
Effect of Reorganization Transactions	(48,447,880)	(582,041)	(48,407,645)	—	39,110,660	4	58,111,572	6	14,048,138	1	582,030	—	—	—	582,041
Initial public offering, net of offering costs	—	—	—	—	23,805,000	2	—	—	—	—	324,704	—	—	—	324,706
Allocation of equity to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(474,007)	(4)	339,782	134,229	—
Activity subsequent to the Reorganization Transactions and initial public offering:
Effect of the Rescission Transactions	—	—	—	—	(605,390)	—	455,217	—	150,173	—	—	—	—	—	—
Settlement of equity appreciation rights	—	—	—	—	—	—	—	—	—	—	(325)	—	—	—	(325)
Effect of exchanges of LLC Units	—	—	—	—	1,107,448	—	(1,071,448)	—	(36,000)	—	1,723	—	—	(1,723)	—
Issuance of common stock under employee stock purchase plan	—	—	—	—	836,365	1	—	—	—	—	12,537	—	—	—	12,538
Vesting of restricted stock units	—	—	—	—	608,488	—	—	—	423,862	—	—	—	—	—	—
Exercise of common stock warrants	—	—	—	—	267,918	—	—	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	61,418	—	—	—	—	—	840	—	—	—	840
Forfeiture of unvested LLC Units	—	—	—	—	—	—	(4,460)	—	—	—	—	—	—	—	—
Shares withheld for tax withholding on equity awards	—	—	—	—	—	—	—	—	—	—	(16,905)	—	—	—	(16,905)
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	41,607	—	—	—	41,607
Adjustments to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(19,628)	—	—	19,628	—
Foreign currency translation losses	—	—	—	—	—	—	—	—	—	—	—	(44)	—	(50)	(94)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(41,007)	(44,917)	(85,924)
Balance at December 31, 2018	—	$—	—	$—	65,191,907	$7	57,490,881	$6	14,586,173	$1	$452,576	$(41)	$(351,123)	$107,167	$208,593
The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2016	2017	2018

Operating activities
Net loss	$(20,612)	$(96,536)	$(128,584)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	4,274	6,675	8,318
Amortization of acquired intangible assets	8,034	8,526	8,681
Amortization of course creation costs	1,337	1,462	1,993
Equity-based compensation	5,738	21,781	54,303
Provision for doubtful accounts	89	479	675
Amortization of debt discount and debt issuance costs	469	1,847	1,215
Debt extinguishment costs	6	931	4,197
Deferred tax benefit	—	(83)	(252)
Other	—	63	161
Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable	(12,862)	(16,123)	(26,156)
Prepaid expenses and other assets	(701)	(2,796)	(3,482)
Accounts payable	677	2,561	1,385
Accrued expenses and other liabilities	1,290	17,960	7,973
Accrued author fees	894	2,131	2,123
Deferred revenue	17,390	38,983	61,554
Related party note payable	(1,555)	—	—
Net cash provided by (used in) operating activities	4,468	(12,139)	(5,896)
Investing activities
Purchases of property and equipment	(10,142)	(5,951)	(8,796)
Purchases of content library	(2,253)	(2,382)	(3,340)
Purchases of business, net of cash acquired	(649)	—	—
Net cash used in investing activities	(13,044)	(8,333)	(12,136)
Financing activities
Proceeds from initial public offering, net of underwriting discounts and commissions	—	—	332,080
Payments of costs related to initial public offering	—	(307)	(7,083)
Taxes paid related to net share settlement of equity awards	—	—	(16,905)
Proceeds from issuance of common stock from employee equity plans	—	—	13,378
Borrowings of long-term debt	—	115,000	20,000
Repayments of long-term debt	(8,125)	(85,000)	(137,710)
Payments of debt extinguishment costs	—	—	(2,179)
Payments of debt issuance costs	(136)	(854)	(450)
Payments to settle equity appreciation rights	—	—	(325)
Proceeds from the issuance of Series C redeemable convertible preferred units, net of issuance costs	30,347	—	—
Proceeds from the issuance of common units, net of issuance costs	1,986	4,399	—
Redemption of incentive units	(1,876)	(3,724)	—
Repayments of related-party note payable	(4,782)	—	—
Deemed landlord financing proceeds	2,213	—	—
Other	(6)	(16)	(17)
Net cash provided by financing activities	19,621	29,498	200,789
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(37)	54	(163)
Net increase in cash, cash equivalents, and restricted cash	11,008	9,080	182,594
Cash, cash equivalents, and restricted cash, beginning of period	8,389	19,397	28,477
Cash, cash equivalents, and restricted cash, end of period	$19,397	$28,477	$211,071
The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT, INC.
Consolidated Statements of Cash Flows (Continued)
(in thousands)

	Year Ended December 31,
	2016	2017	2018

Supplemental cash flow disclosure:
Cash paid for interest	$5,506	$6,858	$4,271
Cash paid for income taxes, net	$462	$425	$452
Supplemental disclosure of non-cash investing and financing activities:
Conversion of redeemable convertible preferred units	$—	$—	$582,041
Redeemable convertible preferred unit accretion	$6,325	$63,800	$176,275
Property acquired under build-to-suit lease agreements	$—	$—	$8,281
Issuance of warrants to purchase shares of Class A common stock	$—	$—	$984
Unpaid capital expenditures	$20	$555	$519
Equity-based compensation capitalized as internal-use software	$—	$—	$461
Offering costs, accrued but not yet paid	$—	$1,699	$—
Reconciliation of cash, cash equivalents and restricted cash as shown in the statement of cash flows:
Cash and cash equivalents	$19,397	$28,267	$194,306
Restricted cash	—	210	16,765
Total cash, cash equivalents, and restricted cash	$19,397	$28,477	$211,071

The accompanying notes are an integral part of these consolidated financial statements.

PLURALSIGHT, INC.
Notes to Consolidated Financial Statements
Note 1. Organization and Description of Business
Organization and Description of Business
Pluralsight, Inc. was incorporated as a Delaware corporation on December 4, 2017 as a holding company for the purpose of facilitating an initial public offering (“IPO”) and other related transactions in order to carry on the business of Pluralsight Holdings, LLC (“Pluralsight Holdings”) and its subsidiaries (together with Pluralsight, Inc., the “Company” or “Pluralsight”). Pluralsight Holdings is a limited liability company (“LLC”) and was organized on August 29, 2014 in the state of Delaware and is the parent company of Pluralsight, LLC, and its directly and indirectly wholly-owned subsidiaries. Pluralsight, LLC was organized on June 17, 2004 in the state of Nevada. Pluralsight operates a cloud-based technology skills platform that provides a broad range of tools for businesses and individuals, including skill and role assessments, a curated library of courses, learning paths, and business analytics. As the sole managing member of Pluralsight Holdings, Pluralsight, Inc. operates and controls all the business operations and affairs of Pluralsight.
Initial Public Offering
In May 2018, Pluralsight, Inc. completed an IPO, in which it sold 23,805,000 shares of Class A common stock at a public offering price of $15.00 per share for net proceeds of $332.1 million, after deducting underwriters’ discounts and commissions, which Pluralsight, Inc. used to purchase newly-issued common limited liability company units (“LLC Units”) from Pluralsight Holdings. As of December 31, 2018, the Company has reclassified $7.4 million of offering costs into stockholders’ equity as a reduction of the net proceeds received from the IPO.
Reorganization Transactions
In connection with the IPO, the Company completed the following transactions (“Reorganization Transactions”):

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The amended and restated limited liability company agreement of Pluralsight Holdings (“LLC Agreement”) was amended and restated to, among other things: (i) appoint Pluralsight, Inc. as its sole managing member and (ii) effectuate the conversion of all outstanding redeemable convertible preferred limited liability company units, incentive units, and Class B incentive units into a single class of LLC Units. See Note 9—Stockholders’ Equity for additional details.

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Certain members of Pluralsight Holdings that were corporations merged with and into Pluralsight, Inc. and certain members of Pluralsight Holdings contributed certain of their LLC Units to Pluralsight, Inc., in each case in exchange for shares of Class A common stock.

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The certificate of incorporation of Pluralsight, Inc. was amended and restated to authorize three classes of common stock, Class A common stock, Class B common stock, Class C common stock, and one class of preferred stock. Class B and Class C common stock were issued on a one-for-one basis to the members of Pluralsight Holdings who retained LLC Units (“Continuing Members”). Class B and Class C common stock have voting rights but no economic rights. See Note 9—Stockholders’ Equity for additional details.

As the sole managing member of Pluralsight Holdings, Pluralsight, Inc. has the sole voting interest in Pluralsight Holdings and controls all of the business operations, affairs, and management of Pluralsight Holdings. Accordingly, Pluralsight, Inc. consolidates the financial results of Pluralsight Holdings and reports the non-controlling interests of the Continuing Members’ LLC Units on its consolidated financial statements. As of December 31, 2018, Pluralsight, Inc. owned 48.6% of Pluralsight Holdings and the non-controlling interests owned the remaining 51.4% of the vested LLC Units of Pluralsight Holdings.
As the Reorganization Transactions are considered transactions between entities under common control, the financial statements for periods prior to the IPO and Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes. Prior to the Reorganization Transactions, Pluralsight, Inc. had no operations.
Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements include the accounts of Pluralsight, Inc. and its directly and indirectly wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Pluralsight, Inc. consolidates the financial results of Pluralsight Holdings as a Variable Interest Entity (“VIE”). The Company periodically evaluates entities for consolidation either through ownership of a majority voting interest, or through means other than a voting interest, in accordance with the VIE accounting model. A VIE is an entity in which the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the determination of fair value of equity awards, the fair value of warrants to purchase common stock, useful lives of property and equipment, content library and intangible assets, provisions for doubtful accounts receivable and deferred revenue, accounting for business combinations, and impairment of long-lived and intangible assets, including goodwill, and certain accrued expenses, including author fees. These estimates and assumptions are based on the Company’s historical results and management’s future expectations. Actual results could differ from those estimates.
Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company deposits cash with high-credit-quality financial institutions, which, at times, may exceed federally insured amounts. The Company invests its cash equivalents in highly-rated money market funds. The Company has not experienced any losses on its deposits. The Company performs ongoing credit evaluations of its customers’ financial condition and will limit the amount of credit as deemed necessary, but currently does not require collateral from customers. No customer accounted for 10% or more of the net accounts receivable balance for the years ended December 31, 2017 or 2018. For the years ended December 31, 2016, 2017, and 2018 no customer accounted for 10% or more of total revenue.
Cash, Cash Equivalents, and Restricted Cash
Cash consists of deposits with financial institutions, and cash equivalents consist of money market funds. The Company considers all highly-liquid investments with a maturity at the time of purchase of 90 days or less to be cash equivalents. Cash and cash equivalents that are restricted as to withdrawal or usage are presented as restricted cash on the consolidated balance sheets.
Accounts Receivable
Accounts receivable represent amounts owed to the Company for subscriptions to the Company’s platform. Accounts receivable balances are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. Allowances are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reserved, allowances may be provided based upon a percentage of aged outstanding invoices. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. For invoice amounts that are determined to be uncollectible that have not been recognized as revenue, the Company records an allowance for doubtful accounts and a corresponding allowance for deferred revenue. Included in this allowance for doubtful accounts was $0.5 million, $0.9 million, and $1.2 million as of December 31, 2016, 2017, and 2018, respectively, that was also recorded in the allowance for deferred revenue. The Company writes off accounts receivable balances to the allowance for doubtful accounts when the Company has exhausted collection efforts without success. Accounts receivable balances are considered past due when not paid in accordance with the contractual terms of the related arrangement. The Company does not have any off-balance sheet credit exposure relating to its customers.
The following is a roll-forward of the Company’s allowance for doubtful accounts (in thousands):

	Year Ended December 31,
	2016	2017	2018

Balance, beginning of period	$167	$708	$1,552
Provision for doubtful accounts	89	479	675
Provision for accounts in deferred revenue	842	767	1,510
Accounts written-off, net of recoveries	(390)	(402)	(1,236)
Balance, end of period	$708	$1,552	$2,501
Property and Equipment
Property and equipment is stated at historical cost less accumulated depreciation. Repairs and maintenance costs are expensed as incurred as repairs and maintenance do not extend the useful life or improve the related assets. Depreciation and amortization, including amortization of leasehold improvements, is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of each asset category is as follows:

Estimated Useful Life

Computer equipment	3-5 years
Purchased software	1-5 years
Internal-use software	1-3 years
Furniture and fixtures	5-7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life
Buildings	27-30 years
The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. An impairment loss is recognized when the total of estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. There was no impairment of property and equipment during the years ended December 31, 2016, 2017, and 2018.
Capitalized Software Development Costs
The Company capitalizes certain development costs incurred in connection with the development of its platform and software used in operations. Costs incurred in the preliminary stages of development are expensed as incurred. Once software has reached the development stage, internal and external costs of application development are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. The Company capitalized costs of $3.2 million, $3.4 million, and $5.9 million for the years ended December 31, 2016, 2017, and 2018, respectively, which were included in property and equipment. Maintenance and training costs are expensed as incurred.

Leases
The Company categorizes leases at their inception as either operating or capital leases. On certain of the Company’s lease agreements, the Company may receive tenant improvement allowances, rent holidays, and other incentives. Rent expense is recorded on a straight-line basis over the term of the lease and is included in operating expenses. The difference between rent expense recognized and amounts paid under the lease agreement is recorded as deferred rent and is included in other liabilities on the consolidated balance sheets.
For build-to-suit lease arrangements, the Company evaluates the extent of its financial and operational involvement during the construction period to determine whether it is considered the owner of the construction project for accounting purposes. When the Company is considered the owner of a construction project under lease accounting guidance, the Company records the fair value of the building as the building is constructed with a corresponding facility financing obligation. Improvements to the facility during the construction project are capitalized. Lessor-afforded incentives are classified as deemed landlord financing proceeds and are included in the facility financing obligation. During the construction period, the Company estimates and records ground rent expense based on the estimated fair value of the land and an estimated incremental borrowing rate. At the end of the construction period, the Company evaluates whether it remains the owner of the building based on its ongoing involvement in the leased property. If deemed the owner of the facility following construction completion, the Company allocates rent payments to ground rent expense, reductions of the facility financing obligation, and interest expense recognized on the outstanding obligation. To the extent gross future payments do not equal the recorded liability, the liability is settled upon return of the facility to the lessor.
Content Library, Intangible Assets, and Goodwill
The content library assets have been acquired from the Company’s network of independent authors (course creation costs) and through various business combinations. The Company amortizes the content library and other intangible assets acquired in business combinations on a straight-line basis over their estimated useful lives, which is generally five years.
Periodically the Company assesses potential impairment of its long-lived assets, which include the content library and intangible assets. The Company performs an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future results of operations, significant changes in the manner of its use of acquired assets or its overall business strategy, and significant industry or economic trends. When the Company determines that the carrying value of a long-lived asset (or asset group) may not be recoverable based upon the existence of one or more of the above indicators, the Company determines the recoverability by comparing the carrying amount of the asset to the net future undiscounted cash flows that the asset is expected to generate and recognizes an impairment charge equal to the amount by which the carrying amount exceeds the fair value of the asset.
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. The Company tests goodwill for impairment annually as of October 1, or whenever events or changes in circumstances indicate that goodwill may be impaired. The Company initially assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of its sole reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, then the Company performs a quantitative analysis by comparing the book value of net assets to the fair value of the reporting unit. If the fair value is determined to be less than the book value, an impairment charge is recorded. In assessing the qualitative factors, the Company considers the impact of certain key factors including macroeconomic conditions, industry and market considerations, management turnover, changes in regulation, litigation matters, changes in enterprise value and overall financial performance.
As a result of its most recent annual qualitative assessment, the Company concluded that it is more-likely-than-not that the fair value of the Company’s sole reporting unit is greater than its carrying amount. There were no impairments of goodwill or intangible assets, including the content library, during the years ended December 31, 2016, 2017, and 2018.

Deferred Offering Costs
Deferred offering costs are capitalized, and consist of legal, consulting, banking, and accounting fees directly attributable to the IPO. As of December 31, 2018, the Company reclassified $7.4 million of offering costs into stockholders’ equity as a reduction of the net proceeds received from the IPO. As of December 31, 2017, the Company had capitalized deferred offering costs of $2.0 million, which were included in other assets within the consolidated balance sheets. No amounts were capitalized as of December 31, 2018.
Business Combinations
The Company includes the results of operations of the businesses that it acquires as of the respective dates of acquisition. The Company allocates the fair value of the purchase price of its acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. The determination of the value and useful lives of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.
Revenue Recognition
The Company derives substantially all of its revenue from subscription services (which include support services) from providing customers access to its platform. A small portion of the Company’s revenue is derived from providing professional services, which generally consist of content creation or other consulting services.
The Company commences revenue recognition when all of the following conditions are met: (i) persuasive evidence of an arrangement exists; (ii) services are provided to the customer; (iii) the amount of fees to be paid by the customer are fixed or determinable; and (iv) collection is reasonably assured.
The Company’s subscription arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as service arrangements. Revenue for subscription fees are recognized ratably over the subscription term, which typically varies from one month to three years, and begins on the date access to the platform is made available to the customer. Professional services are generally billed on a fixed-fee basis and are recognized as services are completed, provided the other revenue recognition criteria are met. The Company’s arrangements are generally noncancellable and nonrefundable. Taxes collected from customers are excluded from revenue.
For arrangements with multiple deliverables, the Company evaluates whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple-element arrangement as separate units of accounting, the deliverables must have standalone value upon delivery and, in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. The Company’s professional services have standalone value because the Company has routinely sold these services separately. The Company’s subscription services have standalone value as the Company routinely sells subscriptions separately. Customers have no general rights of return for delivered items.
If the deliverables have stand-alone value upon delivery, the Company accounts for each deliverable separately, and revenue is recognized for the respective deliverables as they are delivered based on the relative selling price, which the Company determines by using the best estimate of selling price, as neither vendor-specific objective evidence nor third-party evidence is available. The Company has determined its best estimate of selling price for its deliverables based on customer size, the size and volume of its transactions, overarching pricing objectives and strategies, market and industry conditions, product-specific factors, historical sales of the deliverables, and discounting practices.
Deferred Revenue
Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above, including amounts billed to customers in accordance with the terms of the underlying contracts where the service period has not yet commenced but will commence in the near future. Deferred revenue is released to revenue as the recognition criteria are met. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as non-current deferred revenue.
Cost of Revenue
Cost of revenue includes certain direct costs associated with delivering the Company’s platform and includes costs for author fees, amortization of the Company’s content library, hosting and delivery fees, merchant processing fees, depreciation of capitalized software development costs for internal-use software, employee-related costs, including equity-based compensation expense associated with the Company’s customer support organization, and third-party transcription costs.
Technology and Content
Technology costs consist principally of research and development activities including personnel costs, consulting services, and other costs associated with product development efforts. Content costs consist principally of personnel costs and other activities directly related to content acquisition, course production, and curriculum direction.
Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software, including software used to upgrade and enhance the Company’s platform and applications supporting its business, which are capitalized and amortized over the estimated useful lives of one to three years.
Advertising Costs
Advertising costs are expensed as incurred. The Company recorded advertising costs of $12.0 million, $14.5 million, and $12.4 million, for the years ended December 31, 2016, 2017, and 2018, respectively.
Equity-Based Compensation
The Company incurs equity-based compensation expense primarily from restricted stock units (“RSUs”), stock options, purchase rights issued under the Employee Stock Purchase Plan (“ESPP”), and unvested LLC Units of Pluralsight Holdings. Equity awards to employees are measured and recognized in the consolidated financial statements based on the fair value of the award on the grant date. For time-based awards, the fair value of the award on the grant date is expensed on a straight-line basis over the requisite service period of the award. For awards subject to performance conditions, the Company records expense when the performance condition becomes probable. The Company records forfeitures related to equity-based compensation for its awards based on actual forfeitures as they occur.
The grant date fair value of RSUs is determined using the market closing price of Pluralsight, Inc.’s Class A common stock on the date of grant. RSUs granted prior to the IPO vest upon the satisfaction of both a service condition and a liquidity condition. The liquidity condition was satisfied by the IPO, following the expiration of the lock-up period, which occurred in November 2018. Awards granted subsequent to the IPO are not subject to the liquidity condition. Prior to the IPO, the Company had not recorded any equity-based compensation expense associated with the RSUs as the liquidity condition was not deemed probable. Following the completion of the IPO, the Company recorded a cumulative adjustment to equity-based compensation expense totaling $7.8 million. The remaining unrecognized equity-based compensation expense related to RSUs will be recognized over the remaining requisite service period, using the straight-line attribution method.
In connection with the IPO, the Company granted stock options to purchase shares of Class A common stock to certain employees. Equity-based compensation expense for Class A common stock options granted to employees is recognized based on the fair value of the awards granted, determined using the Black-Scholes option pricing model. Equity-based compensation expense is recognized as expense on a straight-line basis over the requisite service period.
Equity-based compensation expense related to purchase rights issued under the ESPP is based on the Black-Scholes option pricing model fair value of the estimated number of awards as of the beginning of the offering period. Equity-based compensation expense is recognized following the straight-line attribution method over the offering period.

The Black-Scholes option pricing model is affected by the share price and a number of assumptions, including the award’s expected life, risk-free interest rate, the expected volatility of the underlying stock, and expected dividends. The assumptions used in the Black Scholes pricing model are estimated as follows:

•	Fair Value of Common Stock: The Company determines the fair value of common stock as of each grant date using the market closing price of Pluralsight, Inc.’s Class A common stock on the date of grant.

•	Risk-free Interest Rate: The risk-free interest rate is derived from the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the options.

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Expected Term: The expected term is estimated using the simplified method due to a lack of historical exercise activity for the Company. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award. For the ESPP, the Company uses the period from the beginning of the offering period to the end of each purchase period.

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Volatility: The price volatility factor is based on the historical volatilities of comparable companies as the Company does not have sufficient trading history for its common stock. To determine comparable companies, the Company considers public enterprise cloud-based application providers and selects those that are similar in size, stage of life cycle, and financial leverage. The Company will continue to use this process until a sufficient amount of historical information regarding volatility becomes available, or until circumstances change such that the identified companies are no longer relevant, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield: The Company has not and does not expect to pay dividends for the foreseeable future.
The Company also records equity-based compensation expense when the Company or a holder of an economic interest in the Company purchases shares from an employee for an amount in excess of the fair value of the shares at the time of purchase. The Company recognizes any excess value transferred in these transactions as equity-based compensation expense in the consolidated statement of operations.
Non-Controlling Interests
The non-controlling interests balance represents the economic interests of LLC Units of Pluralsight Holdings held by Continuing Members, based on the portion of LLC Units owned by Continuing Members. Income or loss is attributed to the non-controlling interests based on the weighted-average LLC Units outstanding during the period, excluding LLC Units that are subject to time-based vesting requirements. As of December 31, 2018, the non-controlling interests owned 51.4% of the vested LLC Units outstanding. The non-controlling interests’ ownership percentage can fluctuate over time as LLC Units vest and as Continuing Members elect to exchange LLC Units for Class A common stock of Pluralsight, Inc.
Foreign Currency
The functional currency of the Company’s international subsidiaries is the local currency. For those subsidiaries, expenses denominated in the functional currency are translated into U.S. dollars using average exchange rates in effect during the period, and assets and liabilities are translated using period-end exchange rates. The foreign currency translation adjustments are included in accumulated other comprehensive (loss) income as a component of members’ deficit. Foreign currency transaction gains or losses are recorded in other income, net.
Income Taxes
As a result of the Reorganization Transactions, Pluralsight, Inc. became the sole managing member of Pluralsight Holdings, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Pluralsight Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Pluralsight Holdings is passed through to and included in the taxable income or loss of its members, including Pluralsight, Inc. following the Reorganization Transactions, on a pro rata basis. Pluralsight, Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to its allocable share of any taxable income of Pluralsight Holdings following the Reorganization Transactions. The Company is also subject to taxes in foreign jurisdictions.
The Company records a provision for income taxes for the anticipated tax of its reported results of operations using the asset and liability method. Deferred income taxes are recognized by applying the enacted tax rates expected to be in effect in future years to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating losses and tax credit carryforwards. The measurement of deferred tax assets is reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.
The Company does not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. A tax benefit is recognized only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. For such positions, the largest benefit that has a greater than 50% likelihood of being realized upon settlement is recognized in the financial statements.
Net Loss Per Share
Basic net loss per share is computed by dividing net loss attributable to Pluralsight, Inc. for the period following the Reorganization Transactions by the weighted-average number of shares of Class A common shares outstanding during the same period after giving effect to weighted-average shares of Class A common stock that remain subject to time-based vesting requirements.
Diluted net loss per share is computed giving effect to all potential weighted-average dilutive shares for the period following the Reorganization Transactions including LLC Units held by Continuing Members that are convertible into Class A common stock, stock options, RSUs, warrants to purchase Class A common stock, and shares issuable under the ESPP for the period after the Reorganization Transactions. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per share by application of the treasury stock method or if-converted method, as applicable.
Recent Accounting Pronouncements
Under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), the Company meets the definition of an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the Company is no longer an emerging growth company or until the Company affirmatively and irrevocably opts out of the extended transition period. As a result, the Company’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Recently Adopted Accounting Pronouncements
In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in the ASU. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. During the first quarter of 2018, the Company adopted the ASU prospectively. The adoption of the ASU had no material effect on the consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. For public business entities that are SEC filers, the ASU is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. For public business entities that are not SEC filers, the ASU is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. For all other entities, the ASU is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. The Company early adopted this ASU for its annual goodwill impairment test as of October 1, 2018. The adoption had no material effect on the consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The new guidance is effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those periods. For all other entities, the ASU is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company early adopted this standard as of January 1, 2018. The adoption had no impact on the consolidated financial statements as of the date of adoption or for the year ended December 31, 2018.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This update clarifies how certain cash flows should be classified with the objective of reducing the existing diversity in practice. This update is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. Among other provisions, the ASU requires that cash payments for certain debt prepayment or debt extinguishment costs be classified as cash outflows for financing activities. The Company early adopted the standard during the second quarter of 2018. As a result of the adoption, the Company recorded $2.2 million in payments of debt extinguishment costs within financing activities on the consolidated statements of cash flows for the year ended December 31, 2018. The retrospective adoption had no material effect on any prior periods.
Accounting Pronouncements Not Yet Adopted
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software under ASC 350-40, in order to determine which costs to capitalize and recognize as an asset. The new guidance is effective for public business entities for annual periods beginning after December 15, 2019, including interim periods within those periods. For all other entities, the ASU is effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted for all entities. The Company is currently in the process of evaluating the impact of new guidance on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. For public business entities that meet the definition of an SEC filer, it is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2020. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. For public business entities, the ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. As the Company has elected to use the extended transition period available to emerging growth companies, the Company does not anticipate adopting the standard until the fiscal year ended December 31, 2020. The Company is currently evaluating the potential changes from this ASU to its future financial reporting and disclosures. As part of its preliminary assessment, the Company expects to record right-of-use assets and lease liabilities for its operating leases as a result of adopting the standard. While the Company continues to assess all potential impacts under the new standard, including the areas described above, the Company does not know or cannot reasonably estimate quantitative information related to the impact of the adoption of the new standard on its consolidated financial statements at this time.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40), which supersedes nearly all existing revenue recognition guidance. The core principle behind ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for delivering those goods and services. To achieve this core principle, the ASU provides a model, which involves a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction prices to the performance obligations in the contract, and recognizing revenue when (or as) the entity satisfies the performance obligations. The standard also provides guidance on the recognition of costs related to obtaining customer contracts.
The ASU permits adoption either by using a full retrospective approach, in which all comparative periods are presented in accordance with the new standard, or a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The standard is effective for the Company on January 1, 2019. The Company will adopt the standard using the modified retrospective adoption method applied to those contracts which were not completed as of that date. Upon adoption, the Company will recognize the cumulative effect of adopting this guidance as an adjustment to the opening balance of accumulated deficit. Prior periods will not be retrospectively adjusted.
The Company does not expect a material impact on its revenue upon adoption. Under the current revenue recognition guidance, the Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the delivery of future services. Under the new standard, this limitation is removed, which will result in an acceleration of revenue for certain contracts. The cumulative effect of the new revenue policy on the Company’s opening balance sheet as of January 1, 2019 is expected to decrease accumulated deficit by approximately $0.4 million, with a corresponding decrease in deferred revenue of approximately $0.4 million.
The Company has also considered the impact of the standard’s requirements with respect to the capitalization and amortization of incremental costs of obtaining a contract. Under the Company’s current accounting policy, sales commissions and other incremental costs of obtaining a contract are expensed as incurred. The new standard requires the capitalization of all incremental costs that are incurred to obtain a contract with a customer that would not have been incurred if the contract had not been obtained, provided the Company expects to recover those costs. As a result of this standard, the Company expects to capitalize certain sales commissions and other incremental costs of obtaining a contract and amortize those costs over the expected period of benefit. The expected period of benefit for sales commissions paid upon obtaining initial contracts with customers is four years, while the expected period of benefit for commissions paid related renewal contracts is estimated to be 18 months. The cumulative effect of the new commissions policy on the Company’s opening balance sheet as of January 1, 2019 is expected to decrease accumulated deficit by approximately $20.2 million with a corresponding increase to deferred commissions.
In addition, the standard will require additional financial statement disclosures, including additional disclosures for the disaggregation of revenue, contract balances, and performance obligations. The Company is in the process of implementing the necessary changes to its accounting policies, processes, internal controls and information systems that will be required to meet the new revenue standard’s ongoing reporting and disclosure requirements.
Note 3. Fair Value Measurements
The Company measures and records certain financial assets at fair value on a recurring basis. Fair value is based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company’s financial instruments that are measured at fair value on a recurring basis consist of money market funds. The following three levels of inputs are used to measure the fair value of financial instruments:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The fair value of the Company’s financial instruments were as follows (in thousands):

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents:
Money market funds	$25,146	$—	$—	$25,146

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents:
Money market funds	$185,405	$—	$—	$185,405
Fair Value of Other Financial Instruments
The carrying amounts of the Company’s accounts receivable, accounts payable, accrued expenses, and other liabilities approximate their fair values due to the short maturities of these assets and liabilities.
Note 4. Balance Sheet Components
Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2017	2018

Prepaid expenses	$4,586	$7,931
Other current assets	539	392
Prepaid expenses and other current assets	$5,125	$8,323

Property and equipment
Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2017	2018

Computer equipment	$7,482	$9,369
Software	1,982	2,031
Capitalized internal-use software costs	8,631	13,880
Furniture and fixtures	5,234	5,478
Buildings	11,251	11,251
Leasehold improvements	1,324	1,490
Construction in progress	587	1,671
Build-to-suit lease asset under construction	—	8,281
Total property and equipment	36,491	53,451
Less: Accumulated depreciation	(14,034)	(21,810)
Property and equipment, net	$22,457	$31,641
Depreciation expense for property and equipment totaled $4.3 million, $6.7 million, and $8.3 million for the years ended December 31, 2016, 2017, and 2018, respectively.
In August 2018, the Company entered into lease agreements for its future corporate headquarters to be constructed in Draper, Utah. Due to various forms of involvement in the design and construction of the building, the Company is deemed to be the owner of the building during the construction period for accounting purposes. As of December 31, 2018, the Company recorded a construction in progress asset of $8.3 million for the building with a corresponding facility financing obligation.
Accrued expenses
Accrued expenses consisted of the following (in thousands):

	As of December 31,
	2017	2018

Accrued compensation	$18,568	$22,285
Accrued income and other taxes payable	3,492	5,408
Accrued other current liabilities	4,454	4,354
Accrued expenses	$26,514	$32,047
Note 5. Acquisition
A Train Simple Company
On July 19, 2016, the Company completed its purchase of substantially all assets of A Train Simple Company (“Train Simple”) for total cash consideration of $0.7 million, which was accounted for as a business combination. Train Simple was a provider of video tutorials for professional developers and designers related to Adobe software and products and had a library of over 170 courses. These courses were merged into the Company’s existing course library on its platform. Of the consideration transferred, $0.2 million was recorded as the acquired content library. The excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill is attributable to Train Simple’s assembled workforce and synergies acquired, and is deductible for income tax purposes.

Note 6. Intangible Assets
Intangible assets are summarized as follows (dollars in thousands):

	As of December 31, 2017
	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value

Content library:
Acquired content library	2.4	$32,835	$24,643	$8,192
Course creation costs	3.8	10,640	5,391	5,249
Total		$43,475	$30,034	$13,441
Intangible assets:
Technology	4.5	$4,500	$2,080	$2,420
Trademarks	4.8	1,162	773	389
Noncompetition agreements	0.8	390	390	—
Customer relationships	0.8	2,750	2,750	—
Database	—	40	40	—
Domain names	Indefinite	45	—	45
Total		$8,887	$6,033	$2,854

	As of December 31, 2018
	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value

Content library:
Acquired content library	0.5	$32,835	$32,229	$606
Course creation costs	3.5	13,552	7,108	6,444
Total		$46,387	$39,337	$7,050
Intangible assets:
Technology	2.6	$4,500	$2,786	$1,714
Trademarks	—	162	162	—
Noncompetition agreements	—	390	390	—
Customer relationships	—	2,750	2,750	—
Database	—	40	40	—
Domain names	Indefinite	45	—	45
Total		$7,887	$6,128	$1,759
Intangible assets are amortized using the straight-line method over the estimated useful lives. Amortization expense of acquired intangible assets was $8.0 million, $8.5 million, and $8.7 million for the years ended December 31, 2016, 2017, and 2018, respectively. Amortization expense of course creation costs was $1.3 million, $1.5 million, and $2.0 million for the years ended December 31, 2016, 2017, and 2018, respectively.

Based on the recorded intangible assets at December 31, 2018, estimated amortization expense is expected to be as follows (in thousands):

Year Ending December 31,	Amortization Expense

2019	$3,371
2020	2,358
2021	1,781
2022	894
2023	360
Total	$8,764
Note 7. Credit Facilities
Silicon Valley Bank Credit Agreement
On November 17, 2014, Pluralsight, LLC and PL Studios, LLC entered into the amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) with a lending syndicate, which was led by Silicon Valley Bank. The agreement provided for a total term loan of $100.0 million and a revolving line of credit of up to $10.0 million, which was used to finance the acquisitions of Code School LLC and Smarterer, Inc. (“Smarterer”).
Under the terms of the Second Amended and Restated Credit Agreement, Pluralsight, LLC and PL Studios, LLC were required to maintain compliance with certain negative and affirmative covenants, including financial covenants and covenants relating to the incurrence of other indebtedness, the occurrence of a material adverse change, the maintenance of depository accounts, the disposition of assets, mergers, acquisitions, investments, the granting of liens, and the payment of dividends. On March 1, 2017, the Company entered into a waiver and amendment to the Second Amended and Restated Credit Agreement with its lenders, which provided a waiver on certain events of default that occurred in fiscal quarter ended September 30, 2016, for failure to comply with the consolidated total leverage ratio covenant. The Second Amended and Restated Credit Agreement was secured with a lien against substantially all of the assets of the Company.
The outstanding borrowings under the Second Amended and Restated Credit Agreement of $82.5 million were repaid in full in June 2017. The repayment of the borrowings was deemed an extinguishment of the debt. The difference between the amounts paid to extinguish the debt and the net carrying amount on the date of extinguishment was recorded as a loss on extinguishment of $1.9 million in the consolidated statement of operations for the year ended December 31, 2017.
Guggenheim Credit Agreement
In June 2017, the Company entered into a new long-term debt facility with Guggenheim Corporate Funding, LLC pursuant to a credit agreement (the “Guggenheim Credit Agreement”), consisting of a term loan facility of $115.0 million and a revolving credit facility of $5.0 million from Guggenheim Corporate Funding, LLC. Upon signing the Guggenheim Credit Agreement, the Company borrowed the $115.0 million term loan capacity available and used the majority of the proceeds to repay the full outstanding borrowings of $82.5 million under the Second Amended and Restated Credit Agreement with Silicon Valley Bank.
In February 2018, the Company entered into a first amendment to the Guggenheim Credit Agreement and increased its term loan facility and its borrowings thereunder by an additional $20.0 million. In connection with the amendment, the Company issued warrants to the lenders to purchase 424,242 Class A common units at a per unit exercise price of $8.25 (see Note 9—Stockholders’ Equity). The warrants were measured at the estimated fair value of $1.0 million on the date of issuance and were recorded as debt issuance costs, which will be amortized to interest expense over the remaining term of the debt facility.

Under the terms of the Guggenheim Credit Agreement, the Company was required to maintain compliance with certain negative and affirmative covenants, including financial covenants and covenants relating to the incurrence of other indebtedness, the occurrence of a material adverse change, the disposition of assets, mergers, acquisitions and investments, the granting of liens, and the payment of dividends. In addition, on a quarterly basis, the Company was required to maintain a maximum ratio of indebtedness to total recurring revenue for the most recent trailing twelve-month period ranging from 0.55 to 1 to 0.65 to 1. The Company was also required to maintain $10.0 million in liquidity, including amounts available under revolving loan commitments as of the last day of any calendar month. The Guggenheim Credit Agreement was secured with a lien against substantially all of the assets of the Company.
Interest accrued under the credit agreement at an adjusted LIBOR rate plus 8.50%. Adjusted LIBOR was defined as greater LIBOR rate in effect for each interest period divided by 1 minus the Statutory Reserves (if any) for such Eurodollar borrowing for such interest period, and with respect to the term loan only, a minimum LIBOR floor of 1.00%. Under these borrowings, the Company elected to pay 2.50% of the interest due on each interest payment date in-kind rather than in cash. The borrowings were subject to a prepayment premium of 3.00% if repaid within the first year of the credit agreement, provided that the prepayment premium was reduced by 50% if repayment occurred in connection with an IPO or upon a change of control on or after the first anniversary of the Guggenheim Credit Agreement.
The interest rate on the term loan at December 31, 2017 was 10.20%. The Company was required to pay an unused revolving loan fee of 0.50% per annum. As of December 31, 2017, the Company had no outstanding revolving loans. The principal borrowings under the term loan facility were due in full on the maturity date of June 12, 2023. The maturity date of the revolving loan was June 12, 2022.
A portion of the net proceeds from the IPO were used to repay the outstanding principal balance of $137.7 million and extinguish the Guggenheim Credit Agreement in May 2018. The Company incurred a loss on debt extinguishment of $4.1 million in connection with the repayment. The Company’s debt consisted of the following (in thousands):

As of December 31, 2017

Principal borrowings outstanding	$116,620
Less: Debt issuance costs, net of amortization	(583)
Net carrying amount	$116,037
Related Party Notes Payable
In connection with the acquisition of Smarterer on November 17, 2014, Pluralsight, LLC issued notes payable of $25.0 million to Smarterer equity holders, who as a result of the acquisition became employees of the Company. The notes accrued interest at 5.00% per annum computed on the basis of a 365-day year for actual days elapsed. During the year ended December 31, 2016, the Company incurred interest of $0.1 million in connection with the notes.
Of the total notes payable of $25.0 million, $5.6 million was contingent upon the continued service of certain of the Company’s employees. This contingent consideration in which payments are automatically forfeited if employment terminates were for post-combination services. As a result, the amount contingent upon continued service was recorded as compensation over the service period, which was $0.4 million during the year ended December 31, 2016. The final payments of these notes were made during 2016. The portion of the related party notes payable that relates to post-combination services is reflected within operating activities within the consolidated statements of cash flows.
Note 8. Commitments and Contingencies
Letters of Credit
As of December 31, 2017 and 2018, the Company had a total of $0.2 million and $0.7 million, respectively, in letters of credit outstanding with a financial institution. These outstanding letters of credit were issued for purposes of securing certain of the Company’s obligations under facility leases. The letters of credit were collateralized by $0.2 million and $0.7 million of the Company’s cash, which is reflected as restricted cash on the consolidated balance sheets as of December 31, 2017 and 2018, respectively.

Lease Commitments
The Company is committed under certain operating leases with third parties for office space. These leases expire at various times through 2035. The Company recognizes rent expense on a straight-line basis over the lease period. Payments made under the Company’s lease for its corporate headquarters in Farmington, Utah are not recorded as rent expense in the consolidated statements of operations. These payments are effectively recorded as repayments of the financing obligation and interest expense in the consolidated statements of operations and comprehensive loss as the Company did not qualify for sale-leaseback accounting upon completion of the facilities build-out and is considered to be the owner of the buildings for accounting purposes.
In August 2018, the Company entered into a new non-cancellable lease agreement to rent office space for the Company's future headquarters to be constructed in Draper, Utah for a period of 15 years beginning on the earlier to occur of the date that the Company opens for business in the leased premises or the commencement date of June 24, 2020 (which date may be extended by construction delays). The Company will pay basic annual rent in monthly installments beginning on the rent commencement date, which are reflected in the table of future minimum lease payments below. The annual rent amount will be determined based on the cost of construction of the premises. Based on the current estimate of the cost of construction, the basic rent amount for the first year is expected to be $7.9 million, and the annual rent amount will increase by two percent each year following the rent commencement date. In the event the costs incurred by the landlord exceed the agreed upon cost of construction of $90.0 million, the landlord may elect to pay such amounts and add such amounts to the cost of construction and increase the basic rent amount or require the Company to pay such amounts. The landlord has agreed to an abatement of basic rent payments at the commencement of the initial lease term of up to approximately $3.2 million.
Based on the Company's involvement in the design and construction of the building, the Company is deemed the owner of the construction project for accounting purposes during the construction period. As a result, the Company recorded a construction in progress asset of $8.3 million and a corresponding facility financing obligation as of December 31, 2018.
In connection with the lease agreement, the Company is required to maintain a deposit of $16.0 million with a financial institution for the benefit of the landlord to secure the Company’s obligations under the lease. The deposit is recorded within restricted cash on the consolidated balance sheet. The lease agreement provides for both a partial and full release of the deposit funds to the Company, provided the Company meets certain liquidity and other financial conditions.
Future Minimum Lease Payments
At December 31, 2018, future minimum lease payments, including lease payments for the Company’s facilities in Farmington, Utah, and lease payments for the Company’s future headquarters in Draper, Utah were as follows (in thousands):

Year Ending December 31,

2019	$5,948
2020	7,466
2021	9,879
2022	9,871
2023	9,861
Thereafter	99,324
Less: Sublease rental income	(238)
Total future minimum lease payments	$142,111
Rent expense under operating leases for the years ended December 31, 2016, 2017, and 2018 was $1.5 million, $2.0 million, and $4.8 million, respectively.

Other Commitments
The Company has also entered into certain non-cancellable agreements primarily related to cloud infrastructure and software subscriptions in the ordinary course of business. As of December 31, 2017 and 2018, the Company had non-cancellable purchase obligations outstanding with a term of 12 months or longer of $3.6 million and $12.8 million, respectively.
Legal Proceedings
The Company is involved in legal proceedings from time to time arising in the normal course of business. Management believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.
Warranties and Indemnification
The performance of the Company’s cloud-based technology skills platform is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable. The Company’s contractual arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any material liabilities related to such obligations in the accompanying consolidated financial statements.
The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.
Note 9. Stockholders’ Equity
Amendment and Restatement of Certificate of Incorporation
In connection with the Reorganization Transactions, the certificate of incorporation of Pluralsight, Inc. was amended and restated to, among other things, provide for the (i) authorization of 1,000,000,000 shares of Class A common stock with a par value of $0.0001 per share; (ii) authorization of 200,000,000 shares of Class B common stock with a par value of $0.0001 per share; (iii) authorization of 50,000,000 shares of Class C common stock with a par value of $0.0001 per share; (iv) authorization of 100,000,000 shares of undesignated preferred stock with a par value of $0.0001 per share that may be issued from time to time; and (v) establishment of a classified board of directors, divided into three classes, each of whose members will serve for staggered three-year terms.
Holders of Class A and Class B common stock are entitled to one vote per share and holders of Class C common stock are entitled to ten votes per share. Except as otherwise required by applicable law, holders of Class A common stock, Class B common stock, and Class C common stock vote together as a single class on all matters on which stockholders generally are entitled to vote. Holders of Class B and Class C common stock are not entitled to receive dividends and will not be entitled to receive any distributions upon the liquidation, dissolution or winding up of the Company. Shares of Class B and Class C common stock may only be issued to the extent necessary to maintain the one-to-one ratio between the number of LLC Units held by the Continuing Members and the number of Class B or Class C common shares held by the Continuing Members. Shares of Class B and Class C common stock are transferable only together with an equal number of LLC Units. Subject to certain limitations and exceptions, Continuing Members may exchange or redeem LLC Units and shares of Class B or Class C common stock, as applicable, for, at the option of Pluralsight, Inc., cash or shares of Class A common stock, on a one-for-one basis.

Pluralsight, Inc. must at all times maintain a ratio of one LLC Unit for each share of Class A common stock issued, and Pluralsight Holdings must at all times maintain a one-to-one ratio between the number of shares of Class B or Class C common stock owned by the Continuing Members and the number of LLC Units owned by the Continuing Members.
Recapitalization of Pluralsight Holdings
In connection with the Reorganization Transactions and the amendment and restatement of the LLC Agreement, all membership interests in Pluralsight Holdings were converted into a single-class of common LLC Units and certain holders of LLC Units elected to exchange LLC Units for Class A common stock of Pluralsight, Inc. The following is a summary of the shares converted or exchanged in connection with the Reorganization Transactions:

•	48,407,645 common units of Pluralsight Holdings outstanding prior to the Reorganization Transactions were converted on a one-for-one basis into LLC Units.

•	48,447,880 redeemable convertible preferred units of Pluralsight Holdings outstanding prior to the Reorganization Transactions were converted on a one-for-one basis into LLC Units.

•
15,783,689 incentive units of Pluralsight Holdings outstanding prior to the Reorganization Transactions were converted into 12,667,778 LLC Units after giving effect to the threshold price and catch-up price per unit.

•
3,000,000 Class B incentive units of Pluralsight Holdings outstanding prior to the Reorganization Transactions were converted into 1,747,067 LLC Units after giving effect to the threshold price and catch-up price per unit.

In connection with the recapitalization, a total of 39,110,660 LLC Units were exchanged for shares of Class A common stock of Pluralsight, Inc. In addition, the Company issued 58,111,572 shares of Class B common stock and 14,048,138 shares of Class C common stock to the Continuing Members on a one-for-one basis to the corresponding LLC Units held by the Continuing Members.
The amended and restated LLC Agreement requires that Pluralsight Holdings at all times maintain (i) a one-to-one ratio between the number of outstanding shares of Class A common stock of Pluralsight, Inc. and the number of LLC Units and (ii) a one-to-one ratio between the number of shares of Class B or Class C common stock owned by the Continuing Members and the number of LLC Units held by the Continuing Members.
Rescission Transactions
In September 2018, the Company entered into agreements of rescission (“Rescission Transactions”) with certain stockholders of the Company (the “Rescinding Holders”) holding an aggregate of 605,390 shares of Class A common stock, pursuant to which the Company agreed to rescind the individuals' prior exchange of unvested LLC Units of Pluralsight Holdings for unvested shares of Class A common stock in connection with the Reorganization Transactions. As a result of the Rescission Transactions, a total of 605,390 LLC Units of Pluralsight Holdings and a corresponding 455,217 shares of Class B common stock and 150,173 shares of Class C common stock were issued to Rescinding Holders. In addition, the issuance of 605,390 shares of Class A common stock was rescinded. The LLC Units and corresponding shares of Class B and Class C common stock, where applicable, are subject to the same vesting conditions that existed prior to the Rescission Transactions, and the Rescinding Holders are eligible to participate in the TRA. All Rescinding Holders are employees of the Company, including employees and officers who are related parties to the Company.
Redeemable Convertible Preferred Units Conversion
As described in Note 1—Organization and Description of Business, in connection with the Reorganization Transactions, the LLC Agreement of Pluralsight Holdings was amended and restated to, among other things, effectuate the conversion of 48,447,880 redeemable convertible preferred units into LLC Units of Pluralsight Holdings. Prior to the Reorganization Transactions, Series A redeemable convertible preferred units were redeemable at the option of the holder at an amount equal to the greater of the original issuance price or the aggregate fair value of the Series A redeemable convertible preferred units. Accordingly, prior to the Reorganization Transactions, the Series A redeemable convertible preferred units were accreted to the fair value on the date of conversion of the IPO price of $15.00 per share, or $412.5 million.

As the redeemable convertible preferred units were converted into common LLC Units of Pluralsight Holdings, and are no longer redeemable at the option of the holder, the Company reclassified the carrying value of the redeemable convertible preferred units of $582.0 million on the date of the Reorganization Transactions to stockholders’ equity.
Initial Public Offering
In May 2018, Pluralsight, Inc. completed an IPO of 23,805,000 shares of Class A common stock at a public offering price of $15.00 per share. Pluralsight, Inc. received proceeds of $332.1 million, net of underwriting discounts and commissions, which Pluralsight, Inc. used to purchase newly-issued LLC Units of Pluralsight Holdings at a price per unit equal to the IPO price per share.
Exchanges of LLC Units
During the year ended December 31, 2018, certain Continuing Members exchanged 1,107,448 LLC Units of Pluralsight Holdings along with their corresponding shares of Class B common stock for an equal number of shares of Class A common stock. Simultaneously, and in connection with these exchanges, the Company cancelled the exchanged shares of Class B common stock.
Warrants to Purchase Shares of Class A Common Stock
In connection with the first amendment of the Guggenheim Credit Agreement, the Company issued warrants to the lenders to purchase 424,242 shares of Class A common stock of Pluralsight, Inc. at an exercise price of $8.25 per share. See Note 7—Credit Facilities for additional details. The warrants were measured at the fair value on the date of issuance, which was determined to be $1.0 million using a Black-Scholes option pricing model and a probability-weighted expected return methodology. As the warrants are exercisable for shares of the Company’s Class A common stock, the Company recorded the warrants within stockholders’ equity. The warrants were cashless-exercised in October 2018 resulting in the issuance of 267,918 shares of Class A common stock.
Preferred Units
Prior to the Reorganization Transactions, Pluralsight Holdings had authorized multiple series of redeemable convertible preferred units (collectively, the “Preferred Units”), in addition to common units.
The number of authorized and outstanding Preferred Units of Pluralsight Holdings was as follows:

	As of December 31, 2017
	Authorized Units	Outstanding Units

Series A	27,500,000	27,500,000
Series B	17,716,286	17,716,286
Series C	3,231,594	3,231,594
Total	48,447,880	48,447,880
The net carrying value of Preferred Units consisted of the following (in thousands):

As of December 31, 2017

Series A	$236,225
Series B	139,194
Series C	30,347
Total	$405,766

During the year ended December 31, 2016, Pluralsight Holdings entered into unit purchase agreements to issue in aggregate 3,231,594 Series C redeemable convertible preferred units in exchange for $30.4 million in cash. In conjunction with the issuance of the Series C redeemable convertible preferred units, the Company recorded $0.1 million of offering costs, which has been recorded as a reduction to proceeds from the Preferred Units.
The liquidation preference (in thousands), original issue price per unit, and conversion rates of the Preferred Units, in order of liquidation preference, as of December 31, 2017, was:

	Liquidation Preference	Original Issue Price	Conversion Ratio

Series A	$27,500	$1.00	1:1
Series B	139,250	7.86	1:1
Series C	30,442	9.42	1:1
Total liquidation preference	$197,192
Common Units
Prior to the Reorganization Transactions, the number of authorized and outstanding common units of Pluralsight Holdings was as follows:

	As of December 31, 2017
	Authorized Units	Outstanding Units

Class A common units	112,556,982	35,446,574
Class B common units	15,961,071	12,961,071
Total	128,518,053	48,407,645
During the year ended December 31, 2016, Pluralsight Holdings entered into unit purchase agreements to issue an aggregate of 353,351 Class A common units in exchange for $2.0 million. In conjunction with the issuance of the Class A common units, the Company recorded $14,000 of offering costs, which has been recorded as a reduction to proceeds from the sale of common units.
During the year ended December 31, 2017, Pluralsight Holdings entered into unit purchase agreements to issue an aggregate of 625,373 Class A common units for an aggregate purchase price of $4.4 million.
During the year ended December 31, 2017, an investor of Pluralsight Holdings purchased 6,731,791 Class A common units from a co-founder and former employee of the Company at a price of $8.25 per unit for an aggregate purchase price of $55.5 million. At the close of the transaction, the Company recorded $9.9 million in equity-based compensation expense, included in general and administrative expenses, related to the excess of the selling price per unit paid to the former employee over the then fair value of the purchased units.
Class B Common Units Conversion
On June 9, 2017, Pluralsight Holdings amended its Operating Agreement to create two separate classes of common units, Class A and Class B common units. Upon creation of Class B common units, 12,961,071 common units beneficially owned by the Company’s co-founder and Chief Executive Officer were converted into Class B common units. The difference in fair value between the Class A common units and Class B common units of $2.1 million on the date of the conversion was recorded as compensation expense, included in general and administrative expenses, during the year ended December 31, 2017. The difference in fair value was calculated by applying an incremental discount in the OPM scenario to reflect the differences in rights and restrictions between Class A and Class B common units.
The rights and privileges of Class A and Class B common units were identical with the exception of voting rights and conversion. Class B common units were entitled to 10 votes per unit, whereas Class A common units were entitled to one vote per unit. In addition, Class B common units had certain protective provisions that prevented the Company from issuing or authorizing additional Class B common units or other equity securities having voting rights in excess of one vote per unit.
Note 10. Non-Controlling Interests
In connection with the Reorganization Transactions, Pluralsight, Inc. became the sole managing member of Pluralsight Holdings and as a result consolidates the results of operations of Pluralsight Holdings. The non-controlling interests balance represents the LLC Units of Pluralsight Holdings held by Continuing Members, based on the portion of LLC Units owned by Continuing Members. Following the Reorganization Transactions, the total adjustments to the non-controlling interests were $19.6 million and were primarily related to the settlement of equity-based awards and equity-based compensation. Income or loss is attributed to the non-controlling interests based on the weighted-average ownership percentages of LLC Units outstanding during the period, excluding LLC Units that are subject to time-based vesting requirements. As of December 31, 2018, the non-controlling interests of Pluralsight Holdings owned 51.4% of the outstanding LLC Units, with the remaining 48.6% owned by Pluralsight, Inc. The ownership of the LLC Units is summarized as follows:

	As of December 31, 2018
	Units	Ownership %

Pluralsight, Inc.'s ownership of LLC Units	65,191,907	48.6%
LLC Units owned by the Continuing Members(1)	68,881,732	51.4%
	134,073,639	100.0%
________________
(1) Excludes 3,195,322 LLC Units still subject to time-based vesting requirements.
Note 11. Equity-Based Compensation
Incentive Unit Plan
The Company granted incentive units of Pluralsight Holdings to certain employees and directors prior to its IPO pursuant to the Incentive Unit Plan (“2013 Plan”). In connection with the Reorganization Transactions, all outstanding incentive units were converted into LLC Units of Pluralsight Holdings and certain holders elected to exchange LLC Units for shares of Class A common stock of Pluralsight, Inc. Shares of Class A common stock and LLC Units issued as a result of the exchange or conversion of unvested incentive units remain subject to the same time-based vesting requirements that existed prior to the Reorganization Transactions, and as such the Company continues to record equity-based compensation expense for unvested awards. The grant date fair value of incentive units was determined using a hybrid method consisting of both an option-pricing method (“OPM”), and probability-weighted expected return method (“PWERM”). Under the PWERM methodology, the fair value of the Company’s securities were estimated based upon an analysis of future values for the Company, assuming various outcomes. The security values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of security. The future value of the securities under each outcome was discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the securities. The outcomes evaluated under the PWERM methodology included (i) an IPO in the near term using an expected pricing and timing of an IPO using revenue multiples of peer companies, and (ii) a liquidity event in the longer term with less visibility into the timing and type of exit event using the OPM methodology using a discounted cash flow analysis and a comparable market analysis.

The number of authorized and outstanding incentive units outstanding for periods prior to the IPO was as follows:

	As of December 31, 2017
	Authorized Units	Outstanding Units

Incentive units	16,229,445	15,791,871
Class A incentive units	3,000,000	—
Class B incentive units	3,000,000	3,000,000
Total	22,229,445	18,791,871
The following table summarizes the incentive unit activity for the years ended December 31, 2016, 2017 and 2018:

	Number of Units	Weighted- Average Threshold Price	Weighted- Average Catch-up Price	Aggregate Intrinsic Value(1) (in millions)

Incentive units:
Incentive units outstanding at January 1, 2016	10,557,437	$4.34	$2.43
Incentive units granted	4,338,813	9.42	4.06
Incentive units redeemed	(353,357)	1.00	—
Incentive units forfeited or cancelled	(543,209)	7.43	4.42
Incentive units outstanding at December 31, 2016	13,999,684	5.88	2.92	$42.0
Incentive units granted	2,462,220	9.42	3.03
Incentive units redeemed	(582,804)	3.54	1.78
Incentive units forfeited or cancelled	(87,229)	7.97	4.75
Incentive units outstanding at December 31, 2017	15,791,871	6.50	2.97	77.0
Incentive units forfeited or cancelled	(8,182)	7.86	4.81
Incentive units converted or exchanged in connection with the IPO	(15,783,689)	6.50	2.97
Incentive units outstanding at December 31, 2018	—	$—	$—	$—
Incentive units vested—December 31, 2016	8,322,892	$4.02	$2.39	$35.8
Incentive units vested—December 31, 2017	10,181,221	$4.98	$2.65	$61.9
________________

(1)	Aggregate intrinsic value is calculated as the difference between the fair value of the common unit on December 31, 2016 and 2017, respectively, and the threshold price less the catch-up price.

The following table summarizes the Class B incentive unit activity for the years ended December 31, 2017 and 2018:

	Number of Units	Weighted- Average Threshold Price	Weighted Average Catch-up Price	Aggregate Intrinsic Value(1) (in millions)

Class B incentive units:
Class B incentive units outstanding at December 31, 2016	—	$—	$—
Class B incentive units granted	3,000,000	9.42	2.64
Class B incentive units outstanding at December 31, 2017	3,000,000	9.42	2.64	$5.2
Class B incentive units converted or exchanged in connection with the IPO	(3,000,000)	9.42	2.64
Class B incentive units outstanding at December 31, 2018	—	$—	$—	$—
________________

(1)	Aggregate intrinsic value is calculated as the difference between the fair value of the common unit on December 31, 2017 and the threshold price less the catch-up price.
During the year ended December 31, 2016, Pluralsight Holdings paid $2.0 million to redeem 353,357 outstanding incentive units. All redeemed units were held by current and former employees. The purchase price was in excess of the fair value of the incentive units on the redemption date, which resulted in compensation expense equal to the premium of $0.1 million.
During the year ended December 31, 2017, Pluralsight Holdings paid $4.1 million to redeem 582,804 outstanding incentive units. All redeemed units were held by current employees. The purchase price was in excess of the fair value of the incentive units on the redemption date, which resulted in compensation expense equal to the premium of $0.4 million.
The number of incentive units outstanding and vested, including Class B incentive units, at the respective threshold price and catch-up price per unit was as follows:

	As of December 31, 2017
	Incentive Units Outstanding		Incentive Units Vested
Threshold Price	Number of Units	Weighted Average Catch-up Price	Number of Units	Weighted Average Catch-up Price

$1.00	4,400,988	$—	4,400,988	$—
1.20	270,593	—	270,593	—
7.86	4,354,669	5.04	3,796,845	5.29
9.42	9,765,621	3.36	1,712,795	4.06
	18,791,871	$2.92	10,181,221	$2.65

The number and weighted-average grant date fair value for unvested incentive units granted and outstanding was as follows:

	Incentive Units	Weighted- Average Grant Date Fair Value

Incentive units:
Unvested units outstanding at January 1, 2016	4,649,737	$2.16
Granted	4,338,813	3.66
Vested	(2,768,549)	1.93
Forfeited or cancelled	(543,209)	3.03
Unvested units outstanding at December 31, 2016	5,676,792	3.34
Granted	2,462,220	4.07
Vested	(2,441,133)	3.11
Forfeited or cancelled	(87,229)	3.23
Unvested units outstanding at December 31, 2017	5,610,650	3.76
Vested	(500,749)	3.66
Forfeited or cancelled	(8,182)	3.20
Incentive units converted or exchanged in connection with the IPO	(5,101,719)	3.77
Unvested units outstanding at December 31, 2018	—	$—
Class B incentive units:
Unvested units outstanding at December 31, 2016	—	$—
Granted	3,000,000	6.05
Unvested units outstanding at December 31, 2017	3,000,000	6.05
Incentive units converted or exchanged in connection with the IPO	(3,000,000)	6.05
Unvested units outstanding at December 31, 2018	—	$—
The range of assumptions that were used in estimating the grant date fair value of incentive units under the OPM method were as follows:

	Year Ended December 31,
	2016	2017

Dividend yield	None	None
Volatility	55.00%—60.00%	55.00%
Risk-free interest rate	0.60%—1.20%	1.20%—1.80%
Expected term (years)	1.8—2.0	1.3—1.8
The total fair value of incentive units vested during the years ended December 31, 2016 and 2017 was $13.1 million and $14.0 million, respectively.
In connection with the Reorganization Transactions, all outstanding incentive units were converted into LLC Units of Pluralsight Holdings and certain holders of incentive units elected to exchange LLC Units for shares of Class A common stock of Pluralsight, Inc. Shares of Class A common stock and LLC Units issued as a result of the exchange or conversion of unvested incentive units remain subject to the same time-based vesting requirements that existed prior to the Reorganization Transactions. In connection with the IPO, the 2013 Plan was terminated.

As discussed in Note 9—Stockholders' Equity, in September 2018, the Company entered into the Rescission Transactions with the Rescinding Holders. In connection with the Rescission Transactions, the Company issued LLC Units and corresponding shares of Class B or Class C common stock, as applicable, to the Rescinding Holders in exchange for the rescission of an equivalent number of shares of Class A common stock. The LLC Units and corresponding shares of Class B and Class C common stock are subject to the same time-based vesting requirements that existed prior to the Rescission Transactions.
The shares of unvested Class A common stock following the exchange of unvested incentive units are summarized as follows:

	Unvested Shares	Weighted- Average Grant Date Fair Value

Unvested Class A common shares outstanding following the Reorganization Transactions	605,390	$6.55
Vested	(237,530)	8.40
Effect of the Rescission Transactions	(367,860)	5.35
Unvested Class A common shares outstanding—December 31, 2018	—	$—
The shares of unvested LLC Units following the conversion of unvested incentive units are summarized as follows:

	Unvested Units	Weighted- Average Grant Date Fair Value

Unvested LLC Units outstanding following the Reorganization Transactions	3,942,674	$7.73
Effect of the Rescission Transactions	605,390	6.55
Cancelled	(4,460)	3.68
Vested	(1,348,282)	7.47
Unvested LLC Units outstanding—December 31, 2018	3,195,322	$7.63
The Company evaluated the conversion and exchange of incentive units as part of the Reorganization Transactions and the effect of the Rescission Transactions, and concluded the transactions were not a modification of the equity awards. Accordingly, the Company will continue to recognize equity-based compensation using the grant date fair value as measured on the original grant date of the incentive units. As of December 31, 2018, total unrecognized equity-based compensation related to all unvested Class A common shares and unvested LLC Units was $22.0 million, which is expected to be recognized over a weighted-average period of 2.2 years. The total fair value of Class A common shares and LLC Units vested during the period from the date of the Reorganization Transactions to December 31, 2018 was $34.5 million. If a forfeiture of an unvested LLC Unit occurs, the associated shares of Class B common stock or Class C common stock, as applicable, are also forfeited.
Equity Incentive Plans
In June 2017, Pluralsight Holdings adopted the 2017 Equity Incentive Plan (“2017 Plan”) and issued RSUs to employees. In May 2018, Pluralsight, Inc. adopted the 2018 Equity Incentive Plan (“2018 Plan”). The 2018 Plan provides for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units, and performance shares to employees, directors, and consultants of the Company. A total of 22,149,995 shares of Class A common stock were initially reserved for issuance under the 2018 Plan. The number of shares available for issuance under the 2018 Plan also includes an annual increase on the first day of each fiscal year beginning in 2019, equal to the lesser of: (i) 14,900,000 shares, (ii) 5.0% of the outstanding shares of capital stock as of the last day of the immediately preceding fiscal year, or (iii) a lower number of shares determined by the 2018 Plan’s administrator.

In connection with the IPO, the 2017 Plan was terminated. At the time the 2017 Plan was terminated, a total of 4,508,835 RSUs granted under the 2017 Plan remained outstanding. With the establishment of the 2018 Plan, the Company no longer grants equity-based awards under the 2017 Plan and any shares that expire, terminate, are forfeited or repurchased by the Company, or are withheld by the Company to cover tax withholding obligations, under the 2017 Plan, are automatically transferred to the 2018 Plan up to 4,508,835 shares.
Stock Options
In connection with the IPO, the Company granted to employees stock options under the 2018 Plan to purchase shares of Class A common stock at an exercise price equal to the IPO price of $15.00 per share. The stock options vest ratably in equal six-month periods over a period of two years from the IPO date.
The following table summarizes the stock option activity for the year ended December 31, 2018:

	Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)

Outstanding as of December 31, 2017	—
Granted	5,236,155	$15.00
Exercised	(81,833)	15.00
Forfeited or cancelled	(10,610)	15.00
Outstanding as of December 31, 2018	5,143,712	$15.00	9.4	$44.0
Vested and exercisable as of December 31, 2018	1,224,563	$15.00	9.4	$10.5
The total intrinsic value of options exercised during fiscal 2018 was $0.5 million. The total unrecognized equity-based compensation costs related to the stock options was $28.5 million, which is expected to be recognized over a weighted-average period of 1.4 years.
The grant date fair value of the stock options was determined using the Black Scholes model with the following assumptions:

Dividend yield	None
Volatility	55.00%
Risk-free interest rate	2.97%
Expected term (years)	5.63
RSUs
The Company has granted RSUs to employees under the 2018 Plan and previously under the 2017 Plan. RSUs represent the right to receive shares of Pluralsight Inc.’s Class A common stock at a specified future date. Restricted share units of Pluralsight Holdings under the 2017 Plan are generally subject to both a service condition and a liquidity condition. RSUs under the 2018 Plan are generally subject to a service condition. The service condition is generally satisfied over four years, whereby 25% of the share units satisfy this condition on the first anniversary of the grant date and then ratably on a quarterly basis thereafter through the end of the vesting period. The liquidity condition is satisfied upon the occurrence of a qualifying event, which has been satisfied upon expiration of a lock-up period following the IPO. Prior to the IPO, the Company had not recorded any equity-based compensation expense associated with the RSUs as the liquidity condition was not deemed probable. Following the completion of the IPO, the Company recorded a cumulative adjustment to equity-based compensation expense totaling $7.8 million. The remaining unrecognized equity-based compensation expense related to RSUs will be recognized over the remaining requisite service period, using the straight-line attribution method. Prior to the IPO, the fair value of RSUs was calculated using the same hybrid method used to value incentive units, as described above.
Under the 2017 Plan, all restricted share units granted were initially restricted share units of Pluralsight Holdings. In connection with the IPO, all restricted share units were converted into RSUs of Pluralsight, Inc., except for restricted share units of Pluralsight Holdings that convey the right to receive LLC Units and corresponding shares of Class C common stock of Pluralsight, Inc. upon vesting.
The activity for RSUs of Pluralsight, Inc. and restricted share units of Pluralsight Holdings for the years ended December 31, 2017 and 2018 was as follows:

	Number of RSUs or Units	Weighted-Average Grant Date Fair Value

RSUs of Pluralsight, Inc.:
Balance at December 31, 2016	—	$—
Granted	2,413,300	7.04
Forfeited or cancelled	(234,850)	6.80
Balance at December 31, 2017	2,178,450	7.06
Granted	3,657,656	12.52
Forfeited or cancelled	(289,370)	8.19
Vested	(745,200)	7.29
Balance at December 31, 2018	4,801,536	$11.11
Restricted Share Units of Pluralsight Holdings:
Balance at December 31, 2016	—	$—
Granted	3,000,000	8.24
Balance at December 31, 2017	3,000,000	8.24
Vested	(937,500)	8.24
Balance at December 31, 2018	2,062,500	$8.24
As of December 31, 2018, the total unrecognized equity-based compensation cost related to the RSUs, including the restricted share units of Pluralsight Holdings, was $60.0 million. The unrecognized compensation costs as of December 31, 2018 is expected to be recognized over a weighted-average period of 2.9 years.
Employee Stock Purchase Plan
In May 2018, Pluralsight Inc.’s board of directors adopted the ESPP. A total of 2,970,000 shares of Class A common stock were initially reserved for issuance under the ESPP. The number of shares of Class A common stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning in 2019 equal to the lesser of: (i) 2,970,000 shares of Class A common stock, (ii) 1.5% of the outstanding shares of all classes of common stock of the Company on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the plan administrator.
The ESPP generally provides for consecutive overlapping 24-month offering periods comprised of four six-month purchase periods. The offering periods are scheduled to start on the first trading day on or after May 31 and November 30 of each year. The first offering period commenced on the IPO date and is scheduled to end on the first trading day on or after May 31, 2020.
The ESPP permits participants to elect to purchase shares of Class A common stock through fixed contributions from eligible compensation paid during each purchase period during an offering period, provided that this fixed contribution amount will not exceed 75.0%of the eligible compensation a participant receives during a purchase period or $12,500. A participant may purchase a maximum of 5,000 shares during each purchase period. Amounts deducted and accumulated by the participant will be used to purchase shares of Class A common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of Class A common stock on the first trading day of each offering period or on the purchase date, except for the first offering period, during which the purchase price of the shares will be 85% of the lower of (i) the IPO price or (ii) the fair market value of common stock on the purchase date. If the fair market value of the common stock on any purchase date within an offering period is lower than the stock price as of the beginning of the offering period, the offering period will immediately reset after the purchase of shares on such purchase date and participants will automatically be re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment.
The initial offering period began on the IPO date. As of December 31, 2018, a total of 2,039,276 shares were issuable to employees based on contribution elections made under the ESPP. As of  December 31, 2018, total unrecognized equity-based compensation costs was $13.8 million, which is expected to be recognized over a weighted-average period of 1.5 years. During the year ended December 31, 2018, the Company issued 836,365 shares under the ESPP at a weighted-average purchase price per share of $12.75, and a total of 148,837 shares were withheld to cover employee tax withholding obligations. Total proceeds received for shares issued under the ESPP were $12.5 million.
The fair value of the purchase right for the ESPP is estimated on the date of grant using the Black-Scholes model with the following assumptions for the year ended December 31, 2018:

Dividend yield	None
Volatility	55.00%—65.00%
Risk-free interest rate	2.05%—2.80%
Expected term (years)	0.5—2.0
Equity Appreciation Rights
In April 2015, one of the Company’s subsidiaries granted 42,735 non-transferable equity appreciation rights (“EARs”) at a weighted-average threshold amount of $4.68 per EAR. The EARs were subject to a four-year vesting period, whereby they become 25% vested on the first anniversary of the grant date and then ratably vest on a quarterly basis thereafter, provided that the employee remains in continuous service with the Company through each such vesting date. The EARs were also subject to a liquidity condition whereby the awards vest upon the earlier of a sale of the Company or an IPO. In connection with the IPO, the Company elected to settle all vested EARs for a cash payment of $0.3 million. The remaining unvested EARs were cancelled on the date of the IPO. Prior to the IPO, the vesting of EARs was not probable and no equity-based compensation related to the EARs had been recognized. The Company recognized $0.1 million in compensation cost on the date of the IPO measured using the grant date fair value of the award using a Black-Scholes model.

Equity-based compensation expense
Equity-based compensation expense was classified as follows in the accompanying consolidated statements of operations (in thousands):

	Year Ended December 31,
	2016	2017	2018

Cost of revenue	$20	$20	$140
Sales and marketing	1,462	2,624	14,330
Technology and content	2,050	1,966	8,747
General and administrative	2,206	17,171	31,086
Total equity-based compensation	$5,738	$21,781	$54,303
Equity-based compensation costs capitalized as internal-use software was $0.5 million for the year ended December 31, 2018. The amounts qualifying for capitalization during the years ended December 31, 2016 and 2017 were not material.
Note 12. Income Taxes
Provision for Income Taxes
Loss before income taxes was as follows (in thousands):

	Year Ended December 31,
	2016	2017	2018

Domestic	$(20,466)	$(96,814)	$(130,144)
Foreign	348	602	2,224
Total	$(20,118)	$(96,212)	$(127,920)
Provision for income taxes consisted of the following components (in thousands):

	Year Ended December 31,
	2016	2017	2018

Current:
State	$15	$10	$26
Foreign	479	397	890
Total current tax expense	$494	$407	$916
Deferred:
State	$—	$—	$—
Foreign	—	(83)	(252)
Total deferred tax benefit	$—	$(83)	$(252)
Provision for income taxes	$494	$324	$664

The following reconciles the differences between the federal statutory income tax rate in effect in each year to the Company’s effective tax rate:

	Year Ended December 31,
	2016	2017	2018

Statutory federal tax rate	34.0%	34.0%	21.0%
Rate benefit from flow-through entity	(33.6)	(33.8)	—
Loss attributable to non-controlling interests	—	—	(10.9)
Effect of income tax rate change	—	(1.8)	—
Change in valuation allowance	(3.3)	1.4	(10.7)
Foreign taxes	(2.4)	(0.3)	(0.1)
Effect of excess tax benefits relating to equity-based compensation	2.5	—	—
Research and development credit	0.4	—	0.2
State tax, net of federal tax effect	(0.1)	—	0.9
Other	—	0.2	(0.9)
Effective tax rate	(2.5)%	(0.3)%	(0.5)%
Deferred Tax Assets and Liabilities
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	As of December 31,
	2017	2018

Deferred tax assets:
Net operating loss carryforwards	$3,189	$18,591
Partnership outside basis difference	164	39,133
Research and development credits	151	573
Compensation and benefits	—	324
Other	84	—
Less valuation allowance	(3,044)	(57,957)
Total deferred tax assets	544	664
Deferred tax liabilities:
Content library and intangible assets	(461)	(343)
Total deferred tax liabilities	(461)	(343)
Net deferred tax assets	$83	$321
As described in Note 1—Organization and Description of Business and Note 9—Stockholders’ Equity, the Company purchased 23,805,000 newly-issued LLC Units of Pluralsight Holdings with the IPO proceeds. As part of the Reorganization Transactions, the Company acquired an additional 38,505,270 LLC Units from certain members of Pluralsight Holdings (“Former Members”) who exchanged LLC Units for shares of Class A common stock of Pluralsight, Inc. and from Former Members who merged with Pluralsight, Inc. at the time of the IPO. The Company recorded a gross deferred tax asset of $32.7 million, offset by an increase in the valuation allowance, for the difference between the financial reporting basis and tax basis of this investment. Also, as part of the Reorganization Transactions, the Company acquired certain tax attributes, including net operating loss and credit carryforwards, of approximately $6.3 million, net of tax, and offest in full by an increase in the valuation allowance. The Company has not recorded a deferred tax asset of $28.3 million the portion of the basis difference that will only reverse upon the sale of the Company’s interest in Pluralsight Holdings.
As described in Note 9—Stockholders’ Equity, the Company acquired 1,107,448 LLC units during the year ended December 31, 2018 in connection with exchanges with certain Continuing Members. The Company recorded a gross deferred tax asset of $5.2 million associated the basis difference in its investment in Pluralsight Holdings, LLC related to these unit exchanges, offset by an increase in the valuation allowance.
The Company evaluated its ability to realize its net deferred tax assets considering all available positive and negative evidence including past results of operation, forecasted earnings, tax planning strategies, and all sources of future taxable income. A full valuation allowance was maintained on its domestic deferred tax assets as of December 31, 2018 and 2017, including those arising from the IPO and Reorganization Transactions, primarily due to historical losses. The valuation allowance increased by $54.9 million for the year ended December 31, 2018 as a result of the transactions described above and due to increased deferred tax assets related to an increase in NOL and changes in the basis difference in the Company’s investment in Pluralsight Holdings related to current-year operations. The valuation allowance decreased by $1.3 million for the year ended December 31, 2017, largely due to the remeasurement of deferred tax assets and liabilities at a lower enacted corporate tax rate. The valuation allowance increased by $0.2 million for the year ended December 31, 2016, as a result of increased deferred tax assets primarily related to an increase in NOLs.
As of December 31, 2017 and 2018, for tax return purposes, the Company had federal NOLs of $14.2 million and $81.1 million, and state NOLs of $5.5 million and $73.0 million , respectively. The federal and state NOLs begin to expire in 2030 if not utilized. NOLs generated in a tax year beginning after December 31, 2017 do not expire.
The Company also had federal research and development tax credit carryforwards for tax return purposes of $0.8 million, which begin to expire in 2034 if not utilized.
Federal and state tax laws may impose substantial restrictions on the utilization of the net operating loss and credit carryforward attributes in the event of an ownership change as defined in Section 382 of the Code. Accordingly, the Company’s ability to utilize these carryforwards may be limited as a result of such ownership change. Such a limitation could result in the expiration of carryforwards before they are utilized.
Tax Reform Legislation
On December 22, 2017, tax reform legislation referred to as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted in the United States. The Tax Act significantly revised U.S. federal income tax law, including by lowering the corporate income tax rate to 21%, limiting the deductibility of interest expense, implementing a modified territorial tax system and imposing a one-time repatriation tax on deemed repatriated untaxed earnings and profits of U.S.-owned foreign subsidiaries (the “Toll Charge”). The Tax Act also enacted provisions for the taxation of Global Intangible Low-Taxed Income (“GILTI”). In 2018, the Company adopted an accounting policy to recognize GILTI as an expense in the period incurred. As such, the Company will not provide for any deferred tax assets or liabilities related to GILTI. As a result of the enactment of the Tax Act, in December 2017, the Company recorded a reduction to its net U.S. deferred tax assets of approximately $1.7 million to reflect the revised federal statutory rate expected to be in effect at the time the deferred tax assets are expected to be realized.
The Securities and Exchange Commission staff issued Staff Accounting Bulletin (“SAB”) 118, which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for entities to complete the accounting under Accounting Standards Codification (“ASC”) 740, Income Taxes. The Company included a provisional estimate of the impact of the Tax Act in its income tax provision for the year ended December 31, 2017, in accordance with its understanding of the Tax Act and guidance available on the date the financial statements were available to be issued. During the fourth quarter of 2018, the Company completed its assessment of the effects of the Tax Act, and no material changes to the provisional estimates were recorded during the year ended December 31, 2017.
As a result of the Toll Charge, all previously unremitted earnings have now been subject to federal tax in the United States; however, the Company plans to, and has the ability to, indefinitely reinvest such earnings in their respective foreign jurisdictions; therefore, no additional tax liability such as state or withholding tax has been provided for on such earnings. Cumulative undistributed foreign earnings were approximately $1.3 million and $2.8 million as of December 31, 2018 and 2017, respectively.
Tax Receivable Agreement and Reorganization Transactions
As a result of the Reorganization Transactions, Pluralsight, Inc. became the sole managing member of Pluralsight Holdings, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Pluralsight Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Pluralsight Holdings is passed through to and included in the taxable income or loss of its members, including Pluralsight, Inc. following the Reorganization Transactions, on a pro rata basis.
In connection with the Reorganization Transactions, certain members of Pluralsight Holdings (“Former Members”) exchanged LLC Units for shares of Class A common stock of Pluralsight, Inc. As a result of this exchange, the Company acquired certain tax attributes held by the Former Members. Additionally, the Company could obtain future increases in its tax basis of the assets of Pluralsight Holdings when LLC Units are redeemed or exchanged by the Continuing Members. This increase in tax basis may have the effect of reducing the amounts paid in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
On the date of the IPO, the Company entered into a Tax Receivable Agreement (“TRA”) with Continuing Members that provides for a payment to the Continuing Members of 85% of the amount of tax benefits, if any, that Pluralsight, Inc. realizes, or is deemed to realize as a result of redemptions or exchanges of LLC Units. The TRA provides that if (i) certain mergers or other forms of business combinations or changes of control occur or a plan of liquidation or sale of substantially all assets occurs; (ii) there is a material breach of any material obligations under the TRA; or (iii) the Company elects an early termination of the TRA, the TRA will terminate and the obligations under the TRA will accelerate and become due and payable, based on certain assumptions, including the assumption that the Company has sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA and that any LLC units that have not been exchanged are deemed exchanged for the fair market value of the Company’s Class A common stock at the time of termination.
During the year ended December 31, 2018, Continuing Members had exchanged 1,107,448 LLC Units for shares of Class A common stock. The Company has concluded that, based on applicable accounting standards, it is more-likely-than-not that its deferred tax assets subject to the TRA will not be realized; therefore, the Company has not recorded a TRA liability related to the tax savings it may realize from the utilization of deferred tax assets arising from the exchanges that have occurred through December 31, 2018. The total unrecorded TRA liability as of December 31, 2018 is approximately $5.5 million.
As discussed in Note 9—Stockholders' Equity, the Company entered into the Rescission Transactions in September 2018, whereby the Rescinding Holders rescinded their exchange of LLC Units of Pluralsight Holdings for shares of Class A common stock. As a result of the Rescission Transactions, the Rescinding Holders are eligible to participate in the TRA. The TRA liability, if any, that may be owed to new TRA members as a result of the Rescission Transactions is not expected to be recorded until the tax benefits derived from future exchanges are more-likely-than-not to be realized.
Uncertain Tax Positions
The Company accounts for uncertainty in income taxes using a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position recognized is the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The following summarizes activity related to unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2016	2017	2018

Unrecognized benefit—beginning of the year	$57	$568	$853
Gross increases—prior period positions	186	—	—
Gross increases—current period positions	325	285	424
Unrecognized benefit—end of period	$568	$853	$1,277
Included in the balance of unrecognized tax benefits are $1.3 million of tax benefits that, if recognized, would affect the effective tax rate.
The Company’s policy is to record interest and penalties related to unrecognized tax benefits as a component of interest expense where applicable. As of December 31, 2017 and 2018, the Company had not accrued any interest related to unrecognized tax benefits. The reserves related to unrecognized tax benefits have been recorded as a reduction to the applicable deferred tax assets.
The Company believes it is reasonably possible that foreign tax positions related to $1.1 million in unrecognized tax benefits may be resolved within the coming year, which could result in a decrease of up to $1.1 million in unrecognized tax benefits in the coming year.
The Company files tax returns in the United States and in various foreign and state jurisdictions. Other than in one non-U.S. jurisdiction, the Company is not currently under audit by any taxing jurisdiction and with limited exception, the Company is no longer subject to income tax audits by federal, state, and foreign taxing authorities for years prior to 2012.
Note 13. Net Loss Per Share
The following table presents the calculation of basic and diluted net loss per share for the periods following the Reorganization Transactions (in thousands, except per share amounts):

May 16, 2018 through December 31, 2018

Numerator:
Net loss	$(85,924)
Less: Net loss attributable to non-controlling interests	(44,917)
Net loss attributable to Pluralsight, Inc.	$(41,007)
Denominator:
Weighted-average common shares outstanding	63,119
Less: Weighted-average common shares subject to time-based vesting	(279)
Weighted-average common shares outstanding, basic and diluted	62,840
Net loss per share, basic and diluted	$(0.65)

During the period from May 16, 2018 through December 31, 2018, the Company incurred net losses and, therefore, the effect of the Company’s potentially dilutive securities were not included in the calculation of diluted loss per share as the effect would be anti-dilutive. The following table contains share/unit totals with a potentially dilutive impact (in thousands):

As of December 31, 2018

LLC Units held by Continuing Members	72,077
Stock options	5,144
RSUs of Pluralsight, Inc.	4,802
Restricted share units of Pluralsight Holdings	2,063
Shares issuable under ESPP	2,039
Total	86,125
Note 14. Segment and Geographic Information
The Company operates in a single operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision makers, who in the Company’s case are the Chief Executive Officer and Chief Financial Officer, in deciding how to allocate resources and assess performance. The chief operating decision makers evaluate the Company’s financial information and resources and assess the performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.
Revenue by geographic region, based on the physical location of the customer, was as follows (dollars in thousands):

	Year Ended December 31,
	2016	2017	2018

United States	$85,159	$108,257	$148,439
United Kingdom	13,508	18,047	24,301
Other foreign locations	33,174	40,520	59,289
Total revenue	$131,841	$166,824	$232,029
Percentage of revenue generated outside of the United States	35%	35%	36%
With the exception of the United Kingdom, no other foreign country accounted for 10% or more of revenue during the years ended December 31, 2016, 2017, and 2018.
Note 15. Employee Benefit Plan
The Company sponsors a qualified 401(k) defined contribution plan, available to all qualified employees. This plan allows employees to contribute a portion of their pretax salary up to the legally mandated limit based on their jurisdiction. The Company made matching contributions to the plan totaling $1.2 million, $2.3 million, and $3.5 million for the years ended December 31, 2016, 2017, and 2018, respectively.
Note 16. Related Party Transactions
The Company utilizes an aircraft owned by the Company’s Chief Executive Officer on an as-needed basis. The Company has agreed to reimburse the Chief Executive Officer for use of the private aircraft for business purposes at an agreed upon hourly rate per flight hour. The Company accrued a total of $0.2 million during the year ended December 31, 2018 included within accrued expenses on the consolidated balance sheets. No amounts have been paid under the arrangement as of December 31, 2018.

Tax Receivable Agreement
On the date of the IPO, the Company entered into a TRA with Continuing Members that provides for a payment to the Continuing Members of 85% of the amount of tax benefits, if any, that Pluralsight, Inc. realizes, or is deemed to realize as a result of redemptions or exchanges of LLC Units. As discussed in Note 12—Income Taxes, no amounts were paid or payable to Continuing Members under the TRA as it is more-likely-than-not that the Company’s tax benefits obtained from exchanges subject to the TRA will not be realized.
Note 17. Subsequent Events (unaudited)
In February 2019, the Company funded a deposit account of $11.0 million on behalf of and for the benefit of its landlord to fulfill certain obligations to purchase tenant improvements for the Company’s future headquarters under construction. The deposit account will be classified as restricted cash on the Company’s consolidated financial statements.

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